Form 10-K, Exhibit 13
period 1995-12-31
CALGON CARBON CORPORATION
filed 1996-03-25
CIK 812701

                                                                      Exhibit 13

Management's Discussion and Analysis

Calgon Carbon Corporation

Overview

Industry

  Economic conditions improved during 1995. Overall, demand increased for activated carbon products both in the United States and in Europe with strong activity noted in the worldwide chemical industry.

  In the United States, there were occasional spot product shortages and prices increased slightly. In Europe prices remained stable throughout the year.

The Company

  The Company's results followed the patterns established in the industry. Overall, sales increased by 6.4% with foreign currency changes accounting for 3.7% and volume representing increases of 2.1%.

  In the United States, volume increases of approximately 5% were achieved for activated carbon products and 4% in the service business. Equipment sales decreased by 3%. Price increases for activated carbon products represented an increase of 1%.

  In Europe, activated carbon products experienced a volume loss of approximately 5% due to the closing of the Brilon-Wald, Germany plant and the equipment business volume was down by 18%. However, service volume increased by 9% and consumer charcoal sales volume increased by 9%.

  The Company expects activated carbon and service sales to continue to increase in volume in 1996. Price increases are also expected to be achieved at a greater rate than in 1995. The Company has and will continue to pursue only high margin equipment business. This will negatively impact the volume of the equipment business, as it did in 1995, but will result in improved profitability.

  With the restructuring activities completed, the Company continues to focus on achieving its vision, which is to be the world's leading producer, supplier and designer of innovative technologies, value-added products and services, specifically developed for the purification, separation and concentration of liquids and gases.

 This vision will be achieved via six initiatives adopted by the Company:

  . Rapidly introduce new products to differentiate Calgon Carbon from its competition and better serve customer needs.

  . Make acquisitions, form partnerships and license technology in areas synergistic with the corporate vision.

  . Maintain the low-cost position in supplying products and services to the market.

  . Establish custom/pool reactivation centers in emerging growth markets around the world.

  . Continuously improve the existing product line.

  . Focus total quality efforts on first-time quality and customer satisfaction.

  The Company has also established financial targets for the year 2000 as follows:

  . Double sales revenue to $600 million.

  . Grow net income at a faster rate than sales.

  . Improve return on shareholders' equity to 15%.

  . Maintain a conservative balance sheet.

  . Increase dividends.

Results of Operations

  Consolidated net sales in 1995 increased by $17.7 million or 6.4% versus 1994. This increase was related to the carbon, service and consumer charcoal areas which increased by 6.3%, 8.5% and 17.0%, respectively. Equipment sales decreased by 5.5%. Of the net sales increase, $10.2 million resulted from currency rate changes in Europe. The remainder of the increase was primarily volume related. On a market basis, sales to the industrial category increased by $13.8 million or 11.2% and consumer charcoal sales improved by $2.6 million or 17.0%. Sales to the environmental area remained stable versus 1994. The industrial category increase was primarily attributed to increased activities in the European chemical industry, the United States original equipment manufacturer area and the international energy market. The consumer charcoal improvement was related to favorable weather conditions in Europe. The environmental area was stable because improvements in the worldwide municipal category were offset by equipment decreases in the industrial category. Net sales in 1994 increased by $4.8 million or 1.8% versus 1993. The increase was the result of increased volume in the United States and the positive effect of currency rate changes in Europe of $2.4 million partially offset by the recession in Europe and price decreases due to worldwide competitive pressures. On a market basis, net sales to the environmental area increased by 8.6% while net sales in the industrial category decreased by 4.3%. The environmental area increase was the result of improved equipment sales by the Vara International unit. The industrial area decrease was attributed to reductions in Europe in the original equipment manufacturer personnel protection industry.

  Gross profit before depreciation as a percentage of net sales was 36.9%, 35.3% and 39.0% for 1995, 1994 and 1993, respectively. The 1995 improvement versus 1994 was the result of reduced production costs and sales of higher valued products. The 1994 decline from 1993 was primarily the combination of lower selling prices and sales of lower margin products.

  Depreciation decreased by $.6 million in 1995 versus 1994 and increased by $.9 million in 1994 over 1993. The 1995 decrease versus 1994 was due to closing of the Brilon-Wald, Germany plant and the writeoff of unproductive fixed assets in 1994 while the 1994 increase resulted from continued normal capital spending.

  Selling, general and administration expenses increased by $3.7 million in 1995 over 1994 and by $1.0 million in 1994 versus 1993. The 1995 increase was caused by the effect of foreign currency changes in Europe and by personnel related cost increases, including a provision for the Employee Growth Sharing Plan of $1.0 million. The 1994 increase was due to an increase in personnel related costs.

  Research and development expenses, as a percentage of sales, were 1.9%, 2.3% and 2.4% in 1995, 1994 and 1993, respectively.

  Interest income increased by $.4 million in 1995 over 1994 and by $.5 million in 1994 versus 1993. The increases were due to increased cash investments in both years and improved rates of return in 1995 versus 1994.

 Interest expense decreased in 1995 by $.1 million from 1994 and by $.2 million from 1993.

  The effective tax rate for 1995 was 33.8% compared to a benefit of 53.7% in 1994. The benefit recorded in 1994 was primarily due to the recognition of tax benefits associated with the 1994 restructuring charge. Excluding the effect of this restructuring charge, the adjusted income tax rate for 1994 was 32.5%. The increase, as adjusted, was due to reduced utilization of foreign tax credits, partially offset by a benefit arising from the conversion of the German operations from corporate to partnership status for U.S. tax purposes. The

1993 effective tax rate was 37.8%. The 1994 change versus 1993 was the result of the restructuring effect and the carryback to prior years of foreign tax credits for U.S. tax purposes in 1994.

  The Company does not believe that inflation has had a significant effect on its business during the periods discussed.

Restructuring of Operations

  From 1991 through 1994, income from operations declined in absolute dollars and as a percentage of net sales. These declines were attributed principally to lower gross margins before depreciation reflecting lower average selling prices and a less favorable mix of products. In assessing what could be done to halt this decline and to stabilize net income, the Company looked at the efficiency of its facilities, the type of products produced and the magnitude of selling, general and administrative and research and development expenses. It was projected that market conditions could improve for certain products. Based on this, the Company's initial thrust involved the reduction of certain plant period costs and operating expenses and the writeoff of certain non-productive assets.

  In 1993 a charge of $1.7 million was incurred for a voluntary retirement incentive program and other staff terminations on a worldwide basis. This cash outlay for employee separations was paid in 1993 and 1994 from internally generated funds.

  After idling certain producing units at several facilities due to lack of demand, it was determined in 1994 that additional restructuring of the Company's operations was necessary. Based upon the continued review of facilities and products and the strategic initiatives developed in 1994, the Company committed to a plan to close its Brilon-Wald, Germany plant due to the high costs associated with the plant's operation. The Company also made the decision to dispose of certain assets and terminate employees at other locations. The details of this $41.8 million restructuring charge are outlined in Note 2 to the Consolidated Financial Statements.

  The Company did not withdraw from the German activated carbon market and is currently supplying its German customers with products from Belgium, the United Kingdom and the U.S. The closing of the Brilon-Wald plant did not materially affect consolidated sales revenues in 1995 and the profitability of its German operations improved. The Company also increased utilization of its other manufacturing facilities.

  During 1996, the Company expects to complete the restructuring plan begun in the fourth quarter of 1994. The restructuring reserve at December 31, 1995 was $11.6 million. Cash outlays for the remaining restructuring costs will be paid from internally generated funds during 1996.

Working Capital and Liquidity

  Net cash flows from operating activities totalled $35.6 million in 1995, $43.6 million in 1994 and $41.1 million in 1993. The 1995 decrease from 1994 includes payments for the restructuring costs of $12.9 million. The Company expects to be a net generator of cash, providing sufficient funding on an annual basis for debt service, working capital, payment of dividends and a normal historic level of capital expenditures.

  The Company has two United States credit facilities in the amounts of $10 million each, expiring as of April 30, 1996 and May 30, 1996 and a German credit facility in the amount of $17.4 million (deutsche mark 25 million) with a duration of "until further notice." Based upon its present financial position and history of operations, it is believed that these credit facilities, coupled with cash flow from operations, will provide sufficient liquidity to cover debt service and any reasonable working capital, capital expenditure, stock repurchase and dividend requirements.

  In July of 1993, the board of directors authorized the purchase of up to two million shares, or approximately 5% of the Company's common stock. Purchases will be made from time to time and the repurchased shares will be held as treasury stock. No purchases were made in 1995. Since 1993, 1,006,100 shares were purchased at a cost of $12.3 million.

  It is the current intention of the Company to declare and pay quarterly cash dividends on its common stock. The Company has paid cash dividends since the third quarter of 1987, the quarter succeeding the one in which the Company went public. The declaration and payment of dividends is at the discretion of the Board of Directors of the Company. The declaration and payment of future dividends and the amounts thereof will be dependent upon the Company's results of operations, financial condition, cash requirements for its business, future prospects and other factors deemed relevant by the Board of Directors. During January of 1995, the Board of Directors announced the payment of a one-time special dividend of $.50 per share. This payment required a cash outlay of $20.2 million. At the same time, the regular quarterly dividend was increased from $.04 to $.075 which represented an increase of 87.5%. At the February 1996 Board of Directors meeting, the regular quarterly dividend was increased by $.005 per share per quarter to $.08 to be paid on April 2, 1996. This represents an increase of 6.7%.

Capital Expenditures and Investments

  Capital expenditures were $12.7 million in 1995, $7.1 million in 1994 and $15.1 million in 1993. Significant 1995 expenditures were for improvements at one of the Big Sandy, Kentucky production lines ($6.7 million) and for domestic service customer capital ($1.1 million). The 1994 expenditure amount included improvements at the Bodenfelde, Germany plant ($1.8 million) and domestic service customer capital ($1.4 million). Capital expenditures for 1996 are projected to be approximately $20.0 million.

New Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for employee stock-based compensation plans but allows companies to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," provided certain pro forma disclosures are made. The Company intends to continue its present accounting policy relating to stock options and will provide required pro forma disclosures, as permitted by the Standard.

Report of Management

  The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management judgments and estimates. All other financial information in this annual report is consistent with that in the financial statements.

  The Company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve management's judgments with respect to the relative cost and expected benefits of specific control measures.

  In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

  The financial statements have been audited by Price Waterhouse LLP, independent accountants. Their responsibility is to examine the Company's financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the fairness of presentation of the statements.

  The members of the audit committee of the Board of Directors, none of whom are employees of the Company, review the services performed by the independent accountants and receive and review the reports submitted by them. The audit committee meets several times during the year with management and the independent accountants to discuss audit activities, internal controls and financial reporting matters. The independent accountants have full and free access to the committee.


Consolidated Statement of Income

Calgon Carbon Corporation

                                                                               Year Ended December 31
(Dollars in thousands except per share data)                                 1995       1994       1993
Net Sales                                                                  $291,898   $274,244   $269,424
Cost of products sold (excluding depreciation)                              184,219    177,370    164,482
Depreciation                                                                 18,450     19,027     18,157
Selling, general and administrative expenses                                 50,195     46,522     45,526
Research and development expenses                                             5,593      6,291      6,511
Restructuring charges                                                            --     41,761      1,733
                                                                            258,457    290,971    236,409
Income (loss) from operations                                                33,441    (16,727)    33,015
Interest income                                                               1,474      1,079        584
Interest expense                                                               (620)      (752)      (984)
Other (expense)--net                                                         (2,041)    (2,186)    (1,824)
Income (loss) before income taxes                                            32,254    (18,586)    30,791
Provision (benefit) for income taxes                                         10,909     (9,977)    11,638
Net Income (Loss)                                                          $ 21,345   $ (8,609)  $ 19,153
Net income (loss) per common share                                             $.53      $(.21)      $.47
Weighted average shares, in thousands                                        40,419     40,637     40,999

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

Calgon Carbon Corporation

                                                                                     December 31
(Dollars in thousands)                                                             1995       1994
Assets
Current assets:
 Cash and cash equivalents                                                       $ 40,089   $ 45,376
 Receivables                                                                       55,779     50,855
 Inventories                                                                       43,643     41,672
 Other current assets                                                               8,518     11,225
  Total current assets                                                            148,029    149,128
Property, plant and equipment, net                                                175,952    179,148
Other assets                                                                       14,020     15,208
  Total assets                                                                   $338,001   $343,484
Liabilities and Shareholders' Equity
Current liabilities:
 Long-term debt due within one year                                              $  8,514   $  3,273
 Accounts payable and accrued liabilities                                          28,252     28,623
 Restructuring reserve                                                             11,616     22,761
 Payroll and benefits payable                                                      13,546     10,691
 Accrued income taxes                                                               1,517        501
  Total current liabilities                                                        63,445     65,849
Long-term debt                                                                      5,608      6,401
Deferred income taxes                                                              41,959     34,341
Other liabilities                                                                   8,802      9,746
  Total liabilities                                                               119,814    116,337
Shareholders' equity:
 Common shares, $.01 par value, 100,000,000 shares
  authorized, 41,424,960 shares issued                                                414        414
 Additional paid-in capital                                                        61,986     61,986
 Retained earnings                                                                153,335    164,325
 Cumulative translation adjustments                                                14,780     12,750
                                                                                  230,515    239,475
 Treasury stock, at cost, 1,006,100 shares                                        (12,328)   (12,328)
  Total shareholders' equity                                                      218,187    227,147
  Total liabilities and shareholders' equity                                     $338,001   $343,484

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents
Calgon Carbon Corporation

 Year Ended December 31
(Dollars in thousands)                                                       1995       1994       1993
Cash flows from operating activities
Net income (loss)                                                        $ 21,345   $ (8,609)  $ 19,153
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Non-cash restructuring charges and asset write downs                          --     19,210         --
 Depreciation and amortization                                             18,527     19,555     18,676
 Employee benefit plan provisions                                             448        695      1,373
 Changes in assets and liabilities--
  net of restructuring and exchange:
  (Increase) decrease in receivables                                       (3,957)    (1,957)     2,897
  (Increase) decrease in inventories                                         (205)     1,855     (4,304)
  Decrease in other current assets                                          2,761      1,239      1,770
  Increase (decrease) in restructuring reserve                            (12,850)    21,967         --
  Increase (decrease) in accounts payable and accruals                      3,362      4,850     (2,894)
  Increase (decrease) in long-term deferred income
  taxes (net)                                                               7,226    (14,838)     3,124
 Other items--net                                                          (1,051)      (405)     1,275
  Net cash provided by operating activities                                35,606     43,562     41,070
Cash flows from investing activities
 Property, plant and equipment expenditures                               (12,676)    (7,113)   (15,114)
 Proceeds from disposals of equipment                                         698      1,357      1,082
  Net cash (used in) investing activities                                 (11,978)    (5,756)   (14,032)
Cash flows from financing activities
 Net proceeds from (repayments of) borrowings                               3,999        598     (3,771)
 Treasury stock purchases                                                      --    (10,713)    (1,615)
 Common stock dividends                                                   (32,335)    (6,493)    (6,561)
 Other                                                                         --        225        138
  Net cash (used in) financing activities                                 (28,336)   (16,383)   (11,809)
Effect of exchange rate changes on cash                                      (579)     2,161     (1,662)
Increase (decrease) in cash and cash equivalents                           (5,287)    23,584     13,567
Cash and cash equivalents, beginning of period                             45,376     21,792      8,225
Cash and cash equivalents, end of period                                 $ 40,089   $ 45,376   $ 21,792

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity

Calgon Carbon Corporation
                                  Common            Additional              Cumulative
                                  Shares    Common   Paid-in    Retained   Translation     Sub-        Treasury Stock
(Dollars in thousands)            Issued    Shares   Capital    Earnings   Adjustments     Total     Shares     Amount      Total
Balance,
 December 31, 1992              40,903,760    $409     $60,762  $166,835       $10,810   $238,816          --  $     --   $238,816
1993
Net income                              --      --          --    19,153            --     19,153          --        --     19,153
Employee stock plans               198,600       2         577        --            --        579          --        --        579
Common stock dividends
 Cash ($.16 per share)                  --      --          --    (6,561)           --     (6,561)         --        --     (6,561)
Translation adjustments                 --      --          --        --        (3,306)    (3,306)         --        --     (3,306)
Treasury stock purchased                --      --          --        --            --         --     153,600    (1,615)    (1,615)
Balance,
 December 31, 1993              41,102,360     411      61,339   179,427         7,504    248,681     153,600    (1,615)   247,066
1994
Net (loss)                              --      --          --    (8,609)           --     (8,609)         --        --     (8,609)
Employee stock plans               322,600       3         647        --            --        650          --        --        650
Common stock dividends
 Cash ($.16 per share)                  --      --          --    (6,493)           --     (6,493)         --        --     (6,493)
Translation adjustments                 --      --          --        --         5,246      5,246          --        --      5,246
Treasury stock purchased                --      --          --        --            --         --     852,500   (10,713)   (10,713)
Balance,
 December 31, 1994              41,424,960     414      61,986   164,325        12,750    239,475   1,006,100   (12,328)   227,147
1995
Net income                              --      --          --    21,345            --     21,345          --        --     21,345
Common stock dividends
 Cash ($.80 per share)                  --      --          --   (32,335)           --    (32,335)         --        --    (32,335)
Translation adjustments                 --      --          --        --         2,030      2,030          --        --      2,030
Balance,
 December 31, 1995              41,424,960    $414     $61,986  $153,335       $14,780   $230,515   1,006,100  $(12,328)  $218,187

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Calgon Carbon Corporation

1. Statement of Accounting Policies

Operations

  The Company's operations are conducted in one business segment, the production and marketing of activated carbons and related products and services. The markets are primarily in the United States and in Europe.

Principles of Consolidation

  The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly-owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc. and the Company's foreign sales corporation. A portion of the Company's international operations in Europe are owned directly by the Company and are operated as branches. The Company's 50% investment in Calgon Far East Co., Ltd. is accounted for by the equity method. Intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

  Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate component of shareholders' equity, net of tax effects. Transaction gains and losses are included in income.

Revenue Recognition

  Revenue and related costs are recognized when goods are shipped or services are rendered to customers.

Inventories

  Inventories are carried at the lower of cost or market. Inventory costs are determined using the last in, first out (LIFO) method except at Chemviron Carbon GmbH and Calgon Carbon Canada, Inc., where cost is determined by the first in, first out (FIFO) method.

Property, Plant and Equipment

  Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated remaining service lives of the assets, which are from twenty to thirty years for buildings and land improvements, fifteen years for machinery and equipment and seven years for vehicles.

Pensions

  Substantially all U.S. employees of the Company are covered by one of three non-contributory defined benefit pension plans. It is the Company's policy to annually fund net pension cost accrued to these plans, subject to minimum and maximum amounts specified by regulations. In Europe, employees are also covered by various defined benefit pension plans or government sponsored defined contribution plans. The Company funds these plans according to local laws and practices.

Statement of Cash Flows

  For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

  The preparation of financial statements in confomity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restructuring Charges

  During 1994 and 1993, the Company initiated various activities to restructure its worldwide operations in order to reduce its cost structure, control expenses and eliminate unproductive or unnecessary facilities.

  In the fourth quarter of 1994 the Company recorded a charge of $41,761,000 from a restructuring of operations. Included in the charge were costs totaling $10,592,000 relating to the separation of employees, writeoffs of inventories and other assets, closing of an office and the writeoff of patents in the United States and Canada and in Europe, other than in Germany. At the December 1994 Board of Directors meeting the Company committed to a plan to close the Brilon-Wald, Germany plant. A charge of $31,169,000 was made to cover legally required employee termination costs, asset writeoffs and the demolition, disposition, site protection and environmental costs involved with this plant. In accordance with the Company's plan, the Brilon-Wald plant was closed and employees separated in 1995 and the demolition of the plant is planned to be completed during 1996. With the exception of the writedowns of assets, these restructuring charges will result in cash outlays.

  A charge of $1,733,000 was taken in 1993, consisting of worldwide personnel costs associated with a voluntary incentive retirement program and other staff terminations. These restructuring charges resulted in cash outlays.

  The following table sets forth the Company's restructuring charges for the years ended December 31, 1994 and 1993 (there were no such charges in 1995):

                                                Year Ended December 31
(Thousands)                                          1994     1993
Employee separations                                $10,480  $1,733
Property, plant and equipment writeoffs              10,363      --
Patent writeoffs                                      3,710      --
Inventory writedowns                                  5,711      --
Demolition, disposition, site
 protection and environmental costs--Brilon-Wald     11,497      --
Total                                               $41,761  $1,733

  The reserve balance for employee separations at December 31, 1995 and 1994 was $1,900,000 and $10,312,000, respectively. The reserve balance for demolition, disposition and environmental costs totaled $9,306,000 at December 31, 1995 and $11,497,000 at December 31, 1994.

  During 1996, the Company expects to complete the restructuring plan begun in the fourth quarter of 1994.

 There were 156, 21 and 23 employees terminated in 1995, 1994 and 1993, respectively.

3. Inventories

                                                 December 31
(Thousands)                                    1995      1994
Raw materials                                $13,960  $ 7,119
Finished goods                                29,683   34,553
Total                                        $43,643  $41,672

  Approximately 71% and 59% of total inventories at December 31, 1995 and 1994, respectively, are valued using the LIFO method. The LIFO carrying value of inventories exceeded the related current cost by $4,232,000 and $2,848,000 at December 31, 1995 and 1994, respectively.

4. Property, Plant and Equipment

                                                    December 31
(Thousands)                                       1995        1994
Land and improvements                        $  13,054   $  12,694
Buildings                                       21,499      20,792
Machinery and equipment                        253,608     237,616
Furniture and vehicles                           8,236       8,335
                                             $ 296,397   $ 279,437
Less accumulated depreciation                 (120,445)   (100,289)
Net                                          $ 175,952   $ 179,148

5. Long-Term Debt

                                                    December 31
(Thousands)                                       1995        1994
Pollution control debt
 Ashland, Kentucky bonds                     $   5,100   $   5,100
 German pollution control loans                    737         894
 German wastewater control loans                    --         648
German credit facility                           8,285       3,032
Total                                        $  14,122   $   9,674
Less current maturities of long-term debt       (8,514)     (3,273)
Net                                          $   5,608   $   6,401

Pollution Control Debt

  The City of Ashland, Kentucky Floating Rate Pollution Control Revenue bonds bear interest at a defined floating rate and are due October 1, 2006. During the year ended December 31, 1995, the Company paid interest on these bonds at an average rate of 4.1%. These pollution control bonds are secured by certain pollution control assets located at the Company's Big Sandy, Kentucky plant.

  The German pollution control loans consist of three loans, due March 31, 1997, 1998 and 2000 and have fixed interest rates of 5.0%, 6.5% and 6.0%, respectively.

 The German wastewater control loans were repaid during 1995.

United States Credit Facilities

  The Company's two credit facilities totalling $20 million expire in April and May of 1996. The Company pays annual facility fees of one-eighth percent on the unused portion of each credit line. The facilities provide for interest rates based upon prime rates with other interest options available. As of December 31, 1995, no amounts were outstanding related to these credit facilities.

German Credit Facility

  The Company currently has a bank credit facility in Germany which provides for borrowing up to $17,440,000. The facility has no set maturity date and is made available on an until further notice basis. No commitment fee is required on unborrowed funds. The facility bears interest at the German bank rate with other interest options available. As of December 31, 1995, the weighted average interest rate was 5.1% on loans outstanding.

Restrictive Covenants

  The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of total liabilities to tangible net worth and operating income to interest expense. At December 31, 1995 the Company was in compliance with all financial covenants relating to the credit facilities in the United States.

 The German credit facility has no covenants.

Maturities of Debt

  The Company is obligated to make principal payments on debt outstanding at December 31, 1995 of $8,514,000 in 1996, $206,000 in 1997, $145,000 in 1998,
$105,000 in 1999 and $52,000 in 2000.

6. Lease Commitments

  The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles.

  Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $6,297,000 in 1996, $5,070,000 in 1997, $4,258,000 in 1998, $3,939,000 in 1999, $3,783,000 in
2000 and $18,598,000 thereafter.

  Total rental expenses on all operating leases were $6,829,000, $6,489,000 and $4,996,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

7. Shareholders' Equity

  On March 1, 1995, a voting trust covering 11,898,508 shares of Class A stock outstanding at December 31, 1994 was terminated. These Class A shares were automatically converted to common stock on a share-for-share basis effective this date.

  On July 13, 1993, the Board of Directors authorized the Company to purchase up to two million shares, or approximately 5% of its common stock. Purchases will be made from time to time and the repurchased shares will be held as treasury stock. No shares were purchased during 1995. As of December 31, 1995, the Company had purchased 1,006,100 shares of its common stock at an aggregate cost of $12,328,000.

  The Board of Directors adopted a Stockholder Rights Plan in January 1995 designed to (1) guard against coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without

Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995, and thereafter. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the right for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value.

8. Stock Option Plans

  The Company has an Employee Stock Option Plan for officers and other key employees of the Company. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive" with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option.

  There were 4,138,640 shares available for issuance under the Plan. In 1985, 2,096,000 options were granted and were exercised in 1985 and 1986. "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant primarily in five equal annual installments and are no longer exercisable after the expiration of ten years from the date of grant. Transactions for 1995, 1994 and 1993 are as follows:

                                                  1995       1994         1993
Options outstanding January 1                   62,000     396,600     604,600
Granted                                        755,000      49,120          --
Exercised                                           --     322,600     198,600
Cancelled                                       50,000      61,120       9,400
Options outstanding at December 31             767,000      62,000     396,600
Option price range at December 31             $  10.50  $    17.13        $.70
                                                    to          to          to
                                              $  23.13  $    23.13      $23.13
Options exercisable at December 31              43,600      28,700     167,300
Options available for grant at December 31     358,040   1,063,040   1,051,040

  The Company also has a Non-Employee Directors' Stock Option Plan for outside directors. The aggregate number of shares that may be issued under the plan is 100,000. If the Company's "Income From Operations" in the applicable fiscal year is greater than the "Income From Operations" of the previous year, options granted in the current year vest. During 1995, 6,500 shares were granted and subsequently became vested. The option price for these shares is $15.50.

  In October 1995, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for employee stock-based compensation plans but allows companies to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," provided certain pro forma disclosures are made. The Company intends to continue its present accounting policy relating to stock options and will provide required pro forma disclosures, as permitted by the Standard.

9. Employee Growth Sharing Plan

  Under the Plan, an employee growth sharing plan pool is calculated as a percentage of the increase in year-to-year pre-tax income. All full time employees not included in any other incentive compensation plan of the Company are eligible. This plan pool may be adjusted by the Board of Directors at its sole discretion in any plan year in order to reflect any material events that would impact the calculation in either a positive or negative manner. The pool for distribution for the year ending December 31, 1995 was $1,009,000 and there was no pool for distribution for the years ending December 31, 1994 and 1993.

10. Pensions

  The Company has a number of non-contributory defined benefit pension plans for its U.S. employees which provide benefits based upon the greater of a fixed rate per month or a percentage of average compensation. Prior service and compensation of employees formerly covered by pension plans of the previous owners of the Company's operations are considered in the determination of benefits payable under Company plans. By agreement with previous owners, benefits payable under Company plans are reduced by the benefit amounts attributable to the previous owners which are computed utilizing a 2.5% compensation increase assumption.

  Domestic plan assets are invested primarily in commingled equity and government security trust funds administered by a bank. Prior service cost for all plans is amortized on a straight-line basis over the remaining average service period of employees expected to receive benefits under the plans. For U.S. plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                    Year Ended December 31
(Thousands)                                          1995      1994      1993
Service cost-benefits earned during the period    $ 1,332   $ 1,505   $ 1,615
Interest cost on projected benefit obligation       1,822     1,739     1,898
Net amortization                                      222       223       290
                                                    3,376     3,467     3,803
Return on plan assets:
  Actual loss (return)                             (5,126)      186    (1,090)
  Amount deferred                                   3,688    (1,504)       22
Recognized return on plan assets                   (1,438)   (1,318)   (1,068)
Net pension cost for the period                   $ 1,938   $ 2,149   $ 2,735
Discount rate                                        8.25%     7.50%     8.25%
Long-term rate of return on assets                   8.50%     8.50%     8.50%

  In addition to the above pension cost for the year ended December 31, 1993, the Company recognized $197,000 for pension curtailment and settlement losses associated with the voluntary retirement incentive program.

                                                                                December 31
(Thousands)                                                                   1995       1994
Actuarial present value of benefit obligation
 Vested benefits                                                            $ 13,420   $  9,205
 Nonvested benefits                                                            3,748      2,284
Accumulated benefit obligations                                             $ 17,168   $ 11,489
Projected benefit obligation                                                $ 30,175   $ 21,408
Plan assets at fair value                                                    (23,244)   (15,339)
Projected benefit obligation in excess of plan assets                       $  6,931   $  6,069
Unrecognized net gain (loss) from past experience different from assumed      (1,315)     1,067
Prior service cost not yet recognized in net periodic pension cost            (2,902)    (3,126)
Pension liability included in the balance sheet                             $  2,714   $  4,010
Discount rate                                                                   7.25%      8.25%
Rate of increase in compensation levels                                         4.00%      4.25%

  There are several defined benefit plans covering certain employees of Chemviron Carbon GmbH for which the obligations are accrued but not funded in accordance with local practice. Benefits under these plans are generally based on a percentage of average compensation.

  The European employees in the branches and United Kingdom subsidiary participate in certain contributory defined benefit pension plans which guarantee a pension over the state pension level. These plans are funded by employee contributions calculated as a percentage of their compensation with the balance of the plan funding provided by Company contributions. Funds are managed by an insurance company under a deposit administration contract. Benefits under these plans are generally based upon a percentage of final earnings subject to an upper earnings limit.

  For European plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                        Year Ended December 31
(Thousands)                                           1995       1994       1993
Service cost-benefits earned during the period    $    678   $    608   $    620
Interest cost on projected benefit obligation          937        799        769
Net amortization                                        36         68         72
                                                     1,651      1,475      1,461
Return on plan assets:
  Actual (return)                                     (282)      (249)      (221)
  Amount deferred                                      (33)        18        (13)
Recognized return on plan assets                      (315)      (231)      (234)
Net pension cost for the period                   $  1,336   $  1,244   $  1,227
Discount rate                                      7.5-9.0%   7.0-8.0%   8.0-9.0%
Long-term rate of return on assets                 7.0-7.8%   8.0-9.0%   7.0-8.0%

  In addition to the above pension cost for the year ended December 31, 1995, the Company recognized $268,000 for pension curtailment gains associated with employee terminations in Germany related to the Brilon-Wald plant shut down in 1995.

                                                                                              December 31
(Thousands)                                                                                  1995       1994
Actuarial present value of benefit obligation
 Vested benefits                                                                         $  8,781   $  6,760
 Nonvested benefits                                                                           446        536
Accumulated benefit obligations                                                          $  9,227   $  7,296
Projected benefit obligation                                                             $ 13,364   $ 11,544
Plan assets at fair value                                                                  (4,402)    (3,554)
Projected benefit obligation in excess of plan assets                                    $  8,962   $  7,990
Unrecognized net gain from past
 experience different from assumed                                                            320        331
Unrecognized net transition obligation,
 net of amortization                                                                         (847)      (979)
Pension liability included in the balance sheet                                          $  8,435   $  7,342
Discount rate                                                                             7.0-7.8%   7.5-9.0%
Rate of increase in compensation levels                                                   4.0-5.5%   4.5-7.0%

11. Provision for Income Taxes

The components of the provision (benefit) for income taxes were as follows:

                                                                                    Year Ended December 31
(Thousands)                                                                       1995       1994       1993
Current
 Federal                                                                       $ 3,004   $  1,937   $  2,703
 State and local                                                                   (58)       172        564
 Foreign                                                                            54      1,994      2,983
                                                                                 3,000      4,103      6,250
Deferred
 Federal                                                                         6,880       (795)     3,981
 State and local                                                                  (948)      (194)       969
 Foreign                                                                         1,977    (13,091)       438
                                                                                 7,909    (14,080)     5,388
Provision (benefit) for income taxes                                           $10,909   $ (9,977)  $ 11,638

  Income (loss) before income taxes for 1995, 1994 and 1993 includes $7,846,000, ($28,879,000) and $7,531,000, respectively, generated by operations outside the United States.

  The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                                               Year Ended December 31
                                                                               1995      1994     1993
U.S. federal statutory rate                                                     35.0%   (35.0)%   35.0%
State income taxes, net of federal
 income tax benefit                                                             (2.0)      (.1)    3.2
Foreign tax credit carryback                                                      --      (9.3)     --
Higher tax (benefit) rate on foreign income (loss)                               3.9      (8.9)     .5
Other--net                                                                      (3.1)      (.4)    (.9)
Effective income tax rate                                                       33.8%   (53.7)%   37.8%

  Operating loss carryforwards of $32,442,000 in foreign jurisdictions at December 31, 1995 have no expiration dates.

  The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 1995.

 The components of deferred taxes are comprised of the following:

                                              Year Ended December 31
(Thousands)                                          1995     1994
Deferred tax assets
 Foreign tax loss carryforwards                   $13,513  $14,032
 U.S. tax benefits on deferred foreign income       2,428    3,095
 Accruals                                           8,782    1,980
 Intangibles                                        1,381    1,619
 Pensions                                           2,126    1,239
 Organization costs                                   690      690
 Other                                                422      662
Total deferred tax assets                         $29,342  $23,317
Deferred tax liabilities
 Property, plant and equipment                    $39,861  $36,738
 U.S. liability on German deferred tax assets      10,952       --
 Cumulative translation adjustment                  7,958    7,723
 Inventories                                          890      503
 Other                                                688    1,042
Total deferred tax liabilities                    $60,349  $46,006

12. Other Information

  Repair and maintenance expenses were $19,330,000, $19,693,000 and $20,008,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

  Other (expense)-net includes net foreign currency transaction losses of ($358,000), ($548,000) and ($486,000) for the years ended December 31, 1995,
1994 and 1993, respectively. Also included are taxes other than on income of ($1,162,000), ($1,335,000) and ($1,049,000) for the years ended December 31,
1995, 1994 and 1993, respectively.

  Deferred taxes included in the translation adjustments for 1995, 1994 and 1993 were $1,093,000, $2,824,000 and ($1,528,000), respectively.


13. Supplemental Cash Flow Information

(Thousands)                                      1995       1994       1993
Cash paid during the year for
 Interest                                      $    918   $    430   $    994
 Income taxes (net of refunds)                 $    802   $  4,007   $  4,305
Bank debt
 Borrowings                                    $ 38,300   $ 19,891   $ 28,118
 Repayments                                     (34,301)   (19,293)   (31,889)
Net proceeds from (repayment of) borrowings    $  3,999   $    598   $( 3,771)

14. Geographic Information

Net sales by the Company's operations in certain geographic areas, transfers between geographic areas and income from operations for 1995, 1994 and 1993 and identifiable assets, at the end of each year, classified by major geographic areas in which the Company operates, were as follows:


(Thousands)                             1995       1994       1993
Sales to unaffiliated customers
 U.S.                               $182,414   $174,461   $172,422
 Europe                              109,484     99,783     97,002
                                    $291,898   $274,244   $269,424
Transfers between areas
 U.S.                               $  9,340   $ 11,001   $ 12,613
 Europe                                6,958      5,152     11,544
                                    $ 16,298   $ 16,153   $ 24,157
Income (loss) from operations
 U.S.                               $ 27,714   $ 13,050   $ 28,049
 Europe                                7,011    (28,865)     5,808
 Eliminations                         (1,284)      (912)      (842)
                                    $ 33,441   $(16,727)  $ 33,015
Identifiable assets, end of year
 U.S.                               $229,740   $235,300   $232,438
 Europe                              109,234    108,959    105,791
 Eliminations                           (973)      (775)      (900)
                                    $338,001   $343,484   $337,329

  Transfers between geographic areas are at prices in excess of cost and the resultant income is assigned to the geographic area of manufacture. Interarea income remaining in inventories is eliminated in consolidation.

Report of Price Waterhouse LLP Independent Accountants

 To the Board of Directors and Shareholders of Calgon Carbon Corporation:

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calgon Carbon Corporation (the Company) and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

 Pittsburgh, Pennsylvania

 February 13, 1996

Six-Year Summary

Selected Financial And Statistical Data
                                                               Year Ended December 31
(Thousands except per share data)              1995       1994       1993       1992       1991       1990
Income Statement Data:
 Net sales                                 $291,898   $274,244   $269,424   $298,371   $308,373   $284,900
 Income (loss) from operations             $ 33,441   $(16,727)  $ 33,015   $ 46,653   $ 61,258   $ 62,424
 Interest expense                          $    620   $    752   $    984   $  1,347   $  1,040   $  1,336
 Net income (loss)(a)(b)                   $ 21,345   $ (8,609)  $ 19,153   $ 17,983   $ 38,102   $ 38,309
 Percent of pretax income
 (loss) to sales                               11.0%      (6.8)%     11.4%      14.7%      19.7%      22.2%
Net income (loss) per
 common share(a)(b)                        $    .53   $   (.21)  $    .47   $    .44   $    .94   $    .94
Dividends declared per
 common share                              $    .80   $    .16   $    .16   $    .16   $    .16   $    .15
Balance Sheet Data (at year end):
 Working capital                           $ 84,584   $ 83,279   $ 94,664   $ 74,659   $ 77,050   $ 82,145
 Total assets                              $338,001   $343,484   $337,329   $334,518   $335,964   $285,084
 Long-term debt                            $  5,608   $  6,401   $  6,477   $  6,797   $ 27,652   $ 11,215
 Treasury stock, at cost                   $ 12,328   $ 12,328   $  1,615         --         --         --
Other Selected Data (at year end):
Return (loss) on average
 shareholders' equity                            10%        (4)%        8%         8%        18%        21%
Ratio of total debt to
 total capitalization                             6%         4%         4%         5%        11%         5%
Current ratio                                   233%       226%       347%       266%       266%       275%
Tax rate                                       33.8%     (53.7)%     37.8%      34.9%      37.2%      37.4%
Treasury stock                                1,006      1,006        154         --         --         --
Shares outstanding                           40,419     40,419     40,949     40,904     40,749     40,637
Book value per outstanding
 common share                              $   5.40   $   5.62   $   6.03   $   5.84   $   5.67   $   4.92
Market value of common stock               $  12.00   $  10.00   $  13.00   $  17.63   $  21.38   $  21.63
Price earnings ratio of stock prices          22.64         --      27.66      40.07      22.74      22.88
Capital expenditures                       $ 12,676   $  7,113   $ 15,114   $ 24,046   $ 70,571   $ 47,594
Number of registered  shareholders            1,102      1,306      1,470      1,503      1,410        966
Number of employees                           1,097      1,267      1,320      1,480      1,513      1,499

(a) After extraordinary charges in 1990 resulting from prepayment of debt obligations of $1.24 million or $.03 per share net of tax.

(b) After a charge in 1992 of $10.65 million or $.26 per share resulting from the cumulative effect of a change in accounting principle for income taxes.




Quarterly Financial Data--Unaudited

(Thousands except per share data)                  1995                                                1994

                             1st Quarter  2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
Net sales                       $68,809      $75,968      $71,283      $75,838      $62,503      $69,156      $69,354     $ 73,231
Gross profit                    $24,640      $27,892      $27,004      $28,143      $21,094      $26,414      $23,533     $ 25,833
Net income (loss)               $ 3,919      $ 6,051      $ 5,589      $ 5,786      $ 2,344      $ 5,222      $ 3,715     $(19,890)
Common Stock Data:
Net income (loss)
 per common share                  $.10         $.15      $   .14         $.14         $.06      $   .13      $   .09     $   (.49)
Average common
 shares outstanding              40,419       40,419       40,419       40,419       40,989       40,765       40,394       40,409



Common Shares and Market Information

  Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,102 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

                                                   1995                                  1994
Fiscal Quarter                        High          Low       Dividend       High         Low        Dividend
First(a)                             11 1/2       10            $.575       15 3/8       11 5/8       $.040
Second                               13 3/4       11 3/8        $.075       13 7/8       12 3/8       $.040
Third                                12 5/8       11            $.075       13 5/8       11           $.040
Fourth                               12 7/8       11 1/4        $.075       11 7/8        9 7/8       $.040

(a) In February of 1995, the Company paid a one-time special dividend of $.50 per share.