Form 10-K, Exhibit 13
period 1996-12-31
CALGON CARBON CORPORATION
filed 1997-03-27
CIK 812701

                                                                    Exhibit 13

Management's Discussion and Analysis
Calgon Carbon Corporation

Overview
Industry
Economic conditions continued to improve in the United States during 1996 as demand for activated carbon products remained strong. The European economy remained stable during the year.

In the United States, capacity utilization was high and prices were increased. The economy in Europe prevented any significant price increases.

The Company
The Company's business followed the economic patterns established in the industry but there were three factors that affected its 1996 results. The Company's revenue comparisons continue to reflect the loss of sales of products manufactured at the Brilon-Wald, Germany plant, which was closed in 1995, and equipment sales reductions due primarily to the continuation of the Company's decision to use its resources to pursue more profitable activities. Sales revenues in 1996 were affected in a positive manner by the acquisition program which was initiated during the year.

In the United States, volume increases of approximately 7% were achieved for activated carbon products and 1% in the service business. Equipment sales (exclusive of the acquisitions) decreased by 28%. Price increases for activated carbon products represented an increase of 1%.

In Europe, activated carbon products experienced a volume loss of approximately 22%, due primarily to the closing of the Brilon-Wald, Germany plant, and the equipment business volume was down by 22%. However, service volume increased by 24%.

As a result of these activities, consolidated revenues in 1996 were comparable to 1995.

During 1996, the Company acquired four businesses. These acquisitions will provide Calgon Carbon with technologies that are complementary to its existing expertise and will have a significant impact on the Company's future. (See Note 2 to the Consolidated Financial Statements).

The Company expects activated carbon and service sales to continue to increase in volume in 1997. This will result in an improved percentage increase because the comparison will no longer be impacted by the loss of products associated with the closed plant. Price increases are also expected to be achieved at a similar rate as in 1996. The Company has and will continue to pursue only high margin equipment business including equipment sales resulting from the recent acquisitions.

The Company continues to focus on achieving its vision, which is to be the world's leading producer, supplier and designer of innovative technologies, value-added products and services, specifically developed for the purification, separation and concentration of liquids and gases.

Progress is being achieved on all of the six initiatives adopted by the Company:
 .   Rapidly introduce new products to differentiate Calgon Carbon from its competition and better serve customer needs.
 .   Make acquisitions, form partnerships and license technology in areas synergistic with the corporate vision.
 .   Maintain the low-cost position in supplying products and services to the market.
 .   Establish custom/pool reactivation centers in emerging growth markets around the world.
 .   Continuously improve the existing product line.
 .   Focus total quality efforts on first-time quality and customer satisfaction.

Beginning in 1997, the Company will initiate the "Shareholder Value Added" technique of measuring progress towards its goals. This performance measurement method compares cash-based operating results to the cost of capital employed to determine if value is being added to the Company.


Results of Operations
1996 Versus 1995
Consolidated net sales in 1996 decreased by $1.7 million or 0.6% versus 1995. This decrease was the result of decreases for carbon, equipment and charcoal of 3.9%, 10.7% and 4.4%, respectively, partially offset by an 11.7% increase for service. The net sales decrease was primarily related to declines in the European markets resulting from the closure of the Brilon-Wald, Germany plant in 1995 and the strengthening of the U.S. dollar relative to the European currencies which resulted in a negative effect on revenues of $3.9 million. On a market basis, sales to the industrial process area decreased by $1.0 million or 0.7% and sales of charcoal decreased by $.8 million or 4.4%. Sales to the environmental category were flat. The reduction in the industrial process category was the result of increases in the worldwide food category (primarily sweeteners) and in the United States original equipment manufacturers area more than offset by declines in the worldwide chemical pharmaceutical category, the European original equipment manufacturer area and in the domestic cigarette and worldwide energy categories. The consistent results in the environmental area were due to decreases in the European municipal market and reduced equipment sales in the industrial category offset by sales in the recently acquired oxidation technologies business. The consumer charcoal area decrease was due to unfavorable barbecuing weather conditions in Germany.

Gross profit before depreciation as a percentage of net sales was 37.8% in 1996 versus 36.9% in 1995. The improvement was the result of increased prices, sales of higher valued products and reduced manufacturing costs, partially offset by increased natural gas costs and higher costs for coconut-based products.

Depreciation increased by $.6 million in 1996 due to normal, ongoing capital spending.

Selling, general and administration expenses increased by $.1 million in 1996. This increase was due to increases associated with the recently acquired oxidation technologies business partially offset by personnel related decreases, including a $.9 million reduction in the provision for the Employee Growth Sharing Plan.

Research and development expenses, as a percentage of sales, were 2.2% in 1996 compared to 1.9% in 1995. The increase of $.9 million resulted from personnel additions and the new oxidation technologies business.

Interest income increased by $.1 million in 1996 due to improved rates of return. Interest expense increased in 1996 by $.1 million due to increased debt incurred in June 1996 to fund the acquisition of the oxidation technologies business.

Other (expense)-net reported a favorable variation in 1996 of $1.3 million. This favorable variation was the result of net foreign currency transaction gains in 1996 versus net foreign currency transaction losses in 1995.

The effective tax rate in 1996 was 36.0% compared to an effective tax rate of 33.8% in 1995. This 2.2 percentage point increase was primarily due to reduced state income tax benefits and to reduced research and development credits.

1995 Versus 1994
Consolidated net sales in 1995 increased by $17.7 million or 6.4% versus 1994. This increase was related to the carbon, service and consumer charcoal areas which increased by 6.3%, 8.5% and 17.0%, respectively. Equipment sales decreased by 5.5%. Of the net sales increase, $10.2 million resulted from currency rate changes in Europe. The remainder of the increase was primarily volume related. On a market basis, sales to the industrial category increased by $13.8 million or 11.2% and consumer charcoal sales improved by $2.6 million or 17.0%. Sales to the environmental area remained stable versus 1994. The industrial category increase was primarily attributed to increased activities in the European chemical industry, the United States original equipment manufacturer area and the international energy market. The consumer charcoal improvement was related to favorable weather conditions in Europe. The environmental area was stable because improvements in the worldwide municipal category were offset by equipment decreases in the industrial category.

Gross profit before depreciation as a percentage of net sales was 36.9% in 1995 versus 35.3% in 1994. The improvement was the result of reduced production costs and sales of higher valued products.

Depreciation expense decreased by $.6 million in 1995 due to the closing of the Brilon-Wald, Germany plant and the writeoff of unproductive fixed assets in 1994.

Selling, general and administrative expenses increased by $3.7 million in 1995. The increase was caused by the effect of foreign currency changes in Europe and by personnel related cost increases, including a provision for the Employee Growth Sharing Plan of $1.0 million.

Research and development expenses were 1.9% of net sales in 1995 versus 2.3% of net sales in 1994.

Interest income increased by $.4 in 1995 because of increased investable cash and improved rates of return.

The effective tax rate for 1995 was 33.8%.

The 1994 tax rate reflected a benefit of 53.7% and was primarily due to the recognition of tax benefits associated with the 1994 restructuring charge. Excluding the effect of this restructuring charge, the adjusted income tax rate for 1994 was 32.5%. The 1995 increase, as adjusted, was due to reduced utilization of foreign tax credits, partially offset by a benefit arising from the conversion of the German operations from corporate to partnership status for U.S. tax purposes.

-------------------------------------------------------------------------------
The Company does not believe that inflation has had a significant effect on its business during 1996 or 1995.

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

After idling certain producing units at several facilities due to lack of demand, it was determined in 1994 that additional restructuring of the Company's operations was necessary. Based upon the continued review of facilities and products and the strategic initiatives developed in 1994, the Company committed to a plan to close its Brilon-Wald, Germany plant due to the high costs associated with the plant's operation. The Company also made the decision to dispose of certain assets and terminate employees at other locations. The details of this $41.8 million restructuring charge are outlined in Note 3 to the Consolidated Financial Statements.

The Company did not withdraw from the German activated carbon market and is currently supplying its German customers with products from Belgium, the United Kingdom and the United States. The closing of the Brilon-Wald plant did not materially affect consolidated sales revenues in 1995 and the profitability of its German operations improved. In 1996, consolidated sales revenues were adversely impacted by $12.0 million due to the loss of products previously manufactured only at Brilon-Wald. The Company also increased utilization of its other manufacturing facilities.

During 1997, the Company expects to complete the restructuring plan begun in the fourth quarter of 1994. The restructuring reserve at December 31, 1996 of $7.8 million relates principally to the estimated costs for the demolition of the Brilon-Wald, Germany plant. The Company has also been approached by potential purchasers of the facility, however, at this time a suitable buyer has not been identified. Cash outlays for the remaining restructuring costs will be paid from internally generated funds or available external financial sources.

Working Capital and Liquidity
Net cash provided by operating activities was $46.4 million in 1996, which was generated primarily from net earnings before non-cash charges for depreciation and amortization and decreased working capital.

During 1996, the Company increased its United States revolving credit facilities from $20.0 million to $50.0 million. These facilities expire in April 1997 and in May 1997. At December 31, 1996, the Company had $50.0 million outstanding under these credit agreements. Subsequent to December 31, 1996, the Company entered into a five-year $50.0 million bank credit facility and amounts outstanding under the United States revolving credit facilities were refinanced under this five-year credit facility. This new credit agreement requires the Company to comply with certain financial covenants for consolidated debt-to-capital and interest expense coverage. Interest rate options are comparable to the Company's existing revolving credit facilities. An annual commitment fee is required on the total amount of the facility. The Company also maintains a $16.1 million (25 million deutsche mark) credit facility with a German bank with a duration of "until further notice." At December 31, 1996, the Company had $3.9 million outstanding under this facility.

During 1996, the Company spent approximately $92.6 million for acquisitions. The acquisitions were financed with a combination of internal and external financing resources. The Company borrowed $50.0 million under short-term revolving credit facilities, $10.2 million ($14 million Canadian dollars) under a five-year term loan and $3.9 million (6 million deutsche mark) under the German credit facility to partially fund these acquisitions. (See Note 2 to the Consolidated Financial Statements).

During 1996, the Company continued its common stock repurchase plan and acquired 755,200 shares at a cost of $7.7 million. These purchases were made pursuant to a plan, covering up to 2 million shares or up to 5% of the Company's common stock, authorized by the Board of Directors in July 1993. As of December 31, 1996, the Company has acquired 1,761,300 shares for a total cost of $20.1 million. Further purchases will be made at such times as deemed appropriate by the Company's management.

It is the current intention of the Company to declare and pay quarterly cash dividends on its common stock. The Company has paid cash dividends since the third quarter of 1987, the quarter succeeding the one in which the Company went public. The declaration and payment of dividends is at the discretion of the Board of Directors of the Company. Future dividends will depend on the Company's operating results, financial condition, cash requirements of its business, future prospects and other factors considered relevant by the Board of Directors. At the February 1997 Board of Directors meeting, the regular dividend of $.08 per common share was declared and will be paid on April 1, 1997.

Based upon its present financial condition, including its cash and cash equivalents, and history of operations, the Company anticipates that net cash provided from 1997 operating activities combined with other available external financial resources will provide sufficient liquidity to fund operating and capital expenditures requirements and to meet its restructuring obligations, debt service, stock repurchase and dividend requirements.

Capital Expenditures and Investments
Capital expenditures were $14.4 million in 1996, $12.7 million in 1995 and $7.1 million in 1994. The major 1996 spending was associated with capacity expansions at the Big Sandy, Kentucky plant ($6.0 million) and at the Feluy, Belgium facility ($1.2 million) and for domestic service customer capital ($2.9 million). Significant 1995 expenditures were for improvements at one of the Big Sandy, Kentucky production lines ($6.7 million) and for domestic service customer capital ($1.1 million). The 1994 expenditure amount included improvements at the Bodenfelde, Germany plant ($1.8 million) and domestic service customer capital ($1.4 million). Capital expenditures for 1997 are projected to be approximately $40.0 million and are to include carbon production capacity increases at the Big Sandy, Kentucky; Pearl River, Mississippi; and Feluy, Belgium plants and an improved coal handling system at the Big Sandy, Kentucky plant.

--------------------------------------------------------------------------------
Report of Management
The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management judgments and estimates. All other financial information in this annual report is consistent with that in the financial statements.

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

--------------------------------------------------------------------------------
Report of Price Waterhouse LLP Independent Accountants

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calgon Carbon Corporation (the Company) and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 3, 1997, except as to
Note 7, which is as of
March 3, 1997.

Consolidated Statement of Income
Calgon Carbon Corporation

                                                                                    Year Ended December 31
(Dollars in thousands except per share data)                                     1996        1995          1994
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                      $290,196    $291,898      $274,244
-------------------------------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)                                  180,600     184,219       177,370
Depreciation                                                                     19,049      18,450        19,027
Selling, general and administrative expenses                                     50,277      50,195        46,522
Research and development expenses                                                 6,518       5,593         6,291
Restructuring charges                                                                 -           -        41,761
-------------------------------------------------------------------------------------------------------------------------
                                                                                256,444     258,457       290,971
-------------------------------------------------------------------------------------------------------------------------
Income (loss) from  operations                                                   33,752      33,441       (16,727)
Interest income                                                                   1,551       1,474         1,079
Interest expense                                                                   (752)       (620)         (752)
Other (expense)-net                                                                (742)     (2,041)       (2,186)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                33,809      32,254       (18,586)
Provision (benefit) for income taxes                                             12,171      10,909        (9,977)
-------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                              $ 21,638    $ 21,345      $ (8,609)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                                 $.54        $.53         $(.21)
-------------------------------------------------------------------------------------------------------------------------
Weighted average shares, in thousands                                            40,267      40,419        40,637
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet
Calgon Carbon Corporation

                                                                                                 December 31
(Dollars in thousands)                                                                        1996         1995
-------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                               $ 15,439      $ 40,089
   Receivables                                                                               63,762        55,779
   Inventories                                                                               46,471        43,643
   Other current assets                                                                       9,247         8,518
-------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                   134,919       148,029
Property, plant and equipment, net                                                          173,564       175,952
Intangibles                                                                                  72,658           111
Other assets                                                                                 16,110        13,909
-------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                          $397,251      $338,001
-------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
   Long-term debt due within one year                                                      $  4,451      $  8,514
   Accounts payable and accrued liabilities                                                  35,846        28,252
   Restructuring reserve                                                                      7,847        11,616
   Payroll and benefits payable                                                              12,903        13,546
   Accrued income taxes                                                                       5,202         1,517
-------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                               66,249        63,445
Long-term debt                                                                               65,837         5,608
Deferred income taxes                                                                        40,522        41,959
Other liabilities                                                                             7,748         8,802
-------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                      180,356       119,814
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common shares, $.01 par value, 100,000,000 shares
     authorized, 41,435,960 and 41,424,960 shares issued                                        414           414
   Additional paid-in capital                                                                62,102        61,986
   Retained earnings                                                                        162,098       153,335
   Cumulative translation adjustments                                                        12,347        14,780
-------------------------------------------------------------------------------------------------------------------------
                                                                                            236,961       230,515
   Treasury stock, at cost, 1,761,300 and 1,006,100 shares                                  (20,066)      (12,328)
-------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                             216,895       218,187
-------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                            $397,251      $338,001
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
Calgon Carbon Corporation

                                                                                    Year Ended December 31
(Dollars in thousands)                                                          1996         1995          1994
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                                            $ 21,638      $ 21,345      $ (8,609)
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Non-cash restructuring charges and asset write downs                            -             -         19,210
   Depreciation and amortization                                              19,334        18,527         19,555
   Employee benefit plan provisions                                              523           448            695
   Changes in assets and liabilities-net of effects from
     purchase of businesses, restructuring and exchange:
     (Increase) decrease in receivables                                        3,957        (3,957)        (1,957)
     (Increase) decrease in inventories                                         (966)         (205)         1,855
     (Increase) decrease in other current assets                                (240)        2,761          1,239
     Increase (decrease) in restructuring reserve                             (3,006)      (12,850)        21,967
     Increase in accounts payable and accruals                                 4,933         3,362          4,850
     Increase (decrease) in long-term deferred income
      taxes (net)                                                              1,919         7,226        (14,838)
   Other items-net                                                            (1,723)       (1,051)          (405)
-------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  46,369        35,606         43,562
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchase of businesses                                                    (92,633)            -              -
   Property, plant and equipment expenditures                                (14,358)      (12,676)        (7,113)
   Proceeds from disposals of equipment                                        1,006           698          1,357
-------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) investing activities                                (105,985)      (11,978)        (5,756)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Net proceeds from borrowings                                               56,071         3,999            598
   Treasury stock purchases                                                   (7,738)            -        (10,713)
   Common stock dividends                                                    (12,733)      (32,335)        (6,493)
   Other                                                                         116             -            225
-------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                      35,716       (28,336)       (16,383)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                         (750)         (579)         2,161
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                             (24,650)       (5,287)        23,584
Cash and cash equivalents, beginning of period                                40,089        45,376         21,792
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    $ 15,439     $  40,089       $ 45,376
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity
Calgon Carbon Corporation

                                 Common             Additional                Cumulative                Treasury Stock
                                 Shares    Common      Paid-in    Retained   Translation     Sub-   --------------------
(Dollars in thousands)           Issued    Shares      Capital    Earnings   Adjustments     Total    Shares      Amount    Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993   41,102,360  $    411    $  61,339    $179,427      $  7,504  $248,681    153,600   $ (1,615)  $247,066

1994
----
Net (loss)                            -         -            -      (8,609)            -    (8,609)         -          -     (8,609)
Employee stock plans            322,600         3          647           -             -       650          -          -        650
Common stock dividends
   Cash ($.16 per share)              -         -            -      (6,493)            -    (6,493)         -          -     (6,493)
Translation adjustments               -         -            -           -         5,246     5,246          -          -      5,246
Treasury stock purchased              -         -            -           -             -         -    852,500    (10,713)   (10,713)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994   41,424,960       414       61,986     164,325        12,750    239,475 1,006,100    (12,328)   227,147
------------------------------------------------------------------------------------------------------------------------------------


1995
----
Net income                            -         -            -      21,345             -     21,345         -          -     21,345
Common stock dividends
   Cash ($.80 per share)              -         -            -     (32,335)            -    (32,335)        -          -    (32,335)
Translation adjustment                -         -            -           -         2,030      2,030         -          -      2,030
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995   41,424,960       414       61,986     153,335        14,780    230,515 1,006,100    (12,328)   218,187
------------------------------------------------------------------------------------------------------------------------------------


1996
----
Net income                            -         -            -      21,638             -     21,638         -          -     21,638
Employee stock plans             11,000         -          116          -              -        116         -          -        116
Common stock dividends
   Cash ($.32 per share)              -         -            -    (12,875)             -    (12,875)        -          -    (12,875)
Translation adjustment                -         -            -          -         (2,433)    (2,433)        -          -     (2,433)
Treasury stock purchased              -         -            -          -              -          -   755,200     (7,738)    (7,738)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996   41,435,960      $414      $62,102    $162,098      $ 12,347   $236,961 1,761,300   $(20,066)  $216,895
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Calgon Carbon Corporation

--------------------------------------------------------------------------------
1. Statement of Accounting Policies

Operations
The Company's operations are principally conducted in one business segment, the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Company's markets are primarily in the United States and in Europe.

Principles of Consolidation
The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly-owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated and the Company's foreign sales corporation. A portion of the Company's international operations in Europe is owned directly by the Company and is operated as branches. The Company's 50% investment in Calgon Far East Co., Ltd. is accounted for by the equity method. Intercompany accounts and transactions have been eliminated.

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

Inventories
Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the last in, first out (LIFO) method.

Property, Plant and Equipment
Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated remaining service lives of the assets, which are from twenty to thirty years for buildings and land improvements, fifteen years for machinery and equipment and seven years for furniture and vehicles.

Intangibles Resulting from Business Acquisitions
Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

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

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-------------------------------------------------------------------------------
2. Acquisitions

In February 1996, the Company acquired the business and operating assets of the perox-pure/TM/ operations of Vulcan Peroxidation Systems, Inc. The purchase provided the Company with entry into the oxidative water treatment market. The technology is complementary to the Company's existing carbon adsorption service. The business has equipment assembly and office facilities in Tucson, Arizona.

The acquisition has been accounted for by the purchase method and is included in the consolidated financial statements from February 20, 1996, the effective date of the acquisition. The cost was approximately $7,528,000 in cash.

In June 1996, Calgon Carbon Canada, Inc. acquired the common stock of Solarchem Enterprises Inc. This purchase, along with the "perox-pure/TM/" purchase, broadened the Company's coverage in the oxidative water treatment market. This business has assembly, research and office space in Markham, Ontario, Canada.

The acquisition has been accounted for by the purchase method and is included in the consolidated financial statements from June 3, 1996, the effective date of the acquisition. The cost was $10,998,000 in cash.

In December 1996, Chemviron Carbon Ltd. acquired the common stock of Charcoal Cloth (International) Limited and Charcoal Cloth Limited from CCL Holdings Limited. The acquired companies, with manufacturing and office facilities, are near Newcastle, England and produce activated carbon in cloth form for odor control in medical and industrial applications. The textile properties are suitable for applications where granular activated carbon is not feasible.

The acquisition has been accounted for by the purchase method and is included in the consolidated financial statements effective December 30, 1996. The cost was approximately $4,114,000 in cash.

On December 31, 1996, the Company purchased the common stock of Advanced Separation Technologies Incorporated (AST) from Progress Capital Holdings, Inc. and Potomac Capital Investment Corporation. AST is headquartered in Lakeland, Florida, where there are equipment assembly, research and office facilities. AST designs and assembles proprietary separation equipment that employs continuous ion exchange and continuous chromatography technologies. AST serves both the industrial process and environmental markets worldwide and is a leader in supplying separation systems to the lysine and corn syrup industries.

The acquisition has been accounted for by the purchase method and is included in the consolidated financial statements effective December 31, 1996. The cost was approximately $70,762,000 in cash.

The application of purchase accounting to the acquisitions resulted in recognization of goodwill of $68,813,000 and other intangible assets of $3,907,000.

Except for the acquisition of AST, the results of operations on a pro forma basis for the Company's other acquisitions are not presented as the effects are not material to the consolidated financial statements individually or in the aggregate.

Unaudited pro forma results of operations for the years ended December 31, 1996 and 1995, assuming the AST acquisition had occurred on January 1, 1995 are as follows:

                                                             Unaudited
                                                      Year Ended December 31
(Dollars in thousands except per share data)              1996      1995
--------------------------------------------------------------------------------
Net sales                                               $317,514    $313,374
Net income                                              $ 21,411    $ 19,796
Net income per common share                             $    .53    $    .49
--------------------------------------------------------------------------------

The pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations had been combined during the entire period presented and is not intended to be a projection of future results.

--------------------------------------------------------------------------------
3. Restructuring Charges

In the fourth quarter of 1994, the Company recorded a charge of $41,761,000 from a restructuring of operations. Included in the charge were costs totaling $10,592,000 relating to the separation of employees, writeoffs of inventories and other assets, closing of an office and the writeoff of patents in the United States and Canada and in Europe, other than in Germany. At the December 1994 Board of Directors meeting, the Company committed to a plan to close the Brilon-Wald, Germany plant. A charge of $31,169,000 was made to cover legally required employee termination costs, asset writeoffs and the demolition, disposition, site protection and environmental costs involved with this plant. In accordance with the Company's plan, the Brilon-Wald plant was closed and employees separated in 1995. With the exception of the writedowns of assets, these restructuring charges resulted in cash outlays.

The following table sets forth the Company's restructuring charges for the year ended December 31, 1994 (there were no such charges in 1995 or 1996):


(Thousands)                                          Year Ended December 31, 1994
---------------------------------------------------------------------------------
Employee separations                                                      $10,480
Property, plant and equipment writeoffs                                    10,363
Patent writeoffs                                                            3,710
Inventory writedowns                                                        5,711
Demolition, disposition, site
   protection and environmental costs-Brilon-Wald                          11,497
---------------------------------------------------------------------------------
Total                                                                     $41,761
=================================================================================

The reserve balance for demolition, disposition and environmental costs totaled $7,847,000 at December 31, 1996 and $9,306,000 at December 31, 1995. The reserve balance for employee separations at December 31, 1995 was $1,900,000.

There were 156 and 21 employees terminated in 1995 and 1994, respectively.

--------------------------------------------------------------------------------
4. Inventories

                                                              December 31
(Thousands)                                                1996          1995
--------------------------------------------------------------------------------
Raw materials                                            $16,122       $13,960
Finished goods                                            30,349        29,683
-------------------------------------------------------------------------------
Total                                                    $46,471       $43,643
================================================================================

Approximately 74% and 71% of total inventories at December 31, 1996 and 1995, respectively, are valued using the LIFO method. The LIFO carrying value of inventories exceeded the related current cost by $3,473,000 and $4,232,000 at December 31, 1996 and 1995, respectively.


--------------------------------------------------------------------------------
5. Property, Plant and Equipment

                                                             December 31
(Thousands)                                              1996            1995
--------------------------------------------------------------------------------
Land and improvements                               $  12,744       $  13,054
Buildings                                              21,823          21,499
Machinery and equipment                               266,748         253,608
Furniture and vehicles                                  8,592           8,236
--------------------------------------------------------------------------------
                                                    $ 309,907       $ 296,397
Less accumulated depreciation                        (136,343)       (120,445)
--------------------------------------------------------------------------------
Net                                                 $ 173,564       $ 175,952
================================================================================


--------------------------------------------------------------------------------
6. Intangibles

The following summarizes intangible assets, net of accumulated amortization of $363,000 and $65,000 at December 31, 1996 and 1995, respectively:

                                                                December 31
(Thousands)                                              1996                1995
----------------------------------------------------------------------------------
Goodwill                                               $68,663               $ -
Other                                                    3,995                111
----------------------------------------------------------------------------------
Total                                                  $72,658               $111
==================================================================================

--------------------------------------------------------------------------------
7. Long-Term Debt

                                                           December 31
(Thousands)                                            1996              1995
--------------------------------------------------------------------------------
United States credit facilities                     $50,000           $     -
Term loan                                            10,220                 -
Pollution control debt
   Ashland, Kentucky bonds                            5,100             5,100
   German pollution control loans                       469               737
German credit facility                                3,862             8,285
Other                                                   637                 -
--------------------------------------------------------------------------------
Total                                               $70,288           $14,122
Less current maturities of long-term debt            (4,451)           (8,514)
--------------------------------------------------------------------------------
Net                                                 $65,837           $ 5,608
================================================================================

United States Credit Facilities
The Company's two credit facilities totalling $50 million expire in April and May of 1997. An annual facility fee is paid on the unused portion of each credit line. The facilities provide for interest rates based upon the banks' Prime Rate with other interest options available. In March 1997, borrowings outstanding under these loans were refinanced with a $50 million five-year unsecured bank credit facility expiring March 2002. This five-year credit facility requires the Company to comply with certain financial covenants for consolidated debt-to-capital and interest expense coverage. Interest rate options are comparable to the Company's existing United States credit facilities. An annual commitment fee is required on the total amount of the facility. As a result of the addition of the new credit facility, short-term obligations due under the United States credit facilities were reclassified as long-term as of December 31, 1996. The weighted average interest rate on the loans outstanding was 5.9%.

Term Loan
In June 1996, the Company entered into a five-year unsecured $10,220,000 ($14 million Canadian dollars) term loan with a Canadian bank. Interest rates are based upon the bank's Prime Rate or a Bankers Acceptance Rate. As of December 31, 1996, the interest rate was 3.4%.

Pollution Control Debt
The City of Ashland, Kentucky Floating Rate Pollution Control Revenue bonds bear interest at a defined floating rate and are due October 1, 2006. During the year ended December 31, 1996, the Company paid interest on these bonds at an average rate of 3.7%. These pollution control bonds are secured by certain pollution control assets located at the Company's Big Sandy, Kentucky plant.

The German pollution control loans consist of three loans, due March 31, 1997, 1998 and 2000 and have fixed interest rates of 5.0%, 6.5% and 6.0%, respectively.

German Credit Facility
The Company maintains a bank credit facility in Germany which provides for borrowings up to $16,100,000 (25 million deutsche mark). The facility has no set maturity date and is made available on an "until further notice basis." No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available. As of December 31, 1996, the interest rate was 4.1% on the loan outstanding.

Restrictive Covenants
The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of total liabilities to tangible net worth and operating income to interest expense. At December 31, 1996, the Company was in compliance with all financial covenants relating to the credit facilities in the United States.

The German credit facility and the term loan have no financial covenants.

Maturities of Debt
The Company is obligated to make principal payments on debt outstanding at December 31, 1996 of $4,451,000 in 1997, $141,000 in 1998, $135,000 in 1999,
$47,000 in 2000 and $10,220,000 in 2001.

--------------------------------------------------------------------------------
8. Lease Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles.

Future minimum rental payments required under all operating leases that have remaining noncancellable lease terms in excess of one year are $5,886,000 in 1997, $5,287,000 in 1998, $4,509,000 in 1999, $4,014,000 in 2000, $3,771,000 in
2001 and $14,781,000 thereafter.

Total rental expenses on all operating leases were $7,136,000, $6,829,000 and $6,489,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
9. Shareholders' Equity

On March 1, 1995, a voting trust covering 11,898,508 shares of Class A stock outstanding at December 31, 1994 was terminated. These Class A shares were automatically converted to common stock on a share-for-share basis effective that date.

On July 13, 1993, the Board of Directors authorized the Company to purchase up to two million shares, or approximately 5% of its common stock. Purchases have been made from time to time and the repurchased shares are held as treasury stock. No shares were purchased during 1995. During 1996, 755,200 shares were purchased at a cost of $7,738,000. As of December 31, 1996, the Company had purchased 1,761,300 shares of its common stock at an aggregate cost of $20,066,000.

The Board of Directors adopted a Stockholder Rights Plan in January 1995 designed to (1) guard against coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995, and thereafter. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the rights for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value.

--------------------------------------------------------------------------------
10. Stock Compensation Plans

At December 31, 1996, the Company has two stock-based compensation plans that are described below.

Fixed Stock Option Plan
The Company has an Employee Stock Option Plan for officers and other key employees of the Company. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive" with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option.

"Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant primarily in five equal annual installments and are no longer exercisable after the expiration of eight years from the date of grant.

A summary of the Plan activity for the years ended December 31, 1996, 1995 and 1994 is presented below:

                                                            1996                    1995                       1994
                                                     -------------------    ---------------------     ---------------------
                                                               Weighted-                 Weighted-                Weighted-
                                                                 Average                   Average                  Average
                                                                Exercise                  Exercise                 Exercise
                                                      Shares       Price     Shares          Price       Shares       Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                     767,000      $11.36     62,000       $  20.24      396,600      $ 4.38
Granted                                               68,000       12.06    755,000          10.57       49,120       13.00
Exercised                                            (11,000)      10.50          -              -     (322,600)        .70
Cancelled                                            (60,000)      11.05    (50,000)         10.50      (61,120)      14.63
Outstanding at end of year                           764,000       11.45    767,000          11.36       62,000       20.24
Options exercisable at year end                      185,500                 43,600                      28,700
Weighted-average fair value of
    options granted during the year                    $3.41               $   3.42
---------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                      Options Outstanding                                  Options Exercisable
                      -------------------------------------------------------        -------------------------------
                           Number        Weighted-Average                                 Number
        Range of      Outstanding               Remaining     Weighted-Average        Exercisable   Weighted-Average
 Exercise Prices      at 12-31-96        Contractual Life       Exercise Price        at 12-31-96     Exercise Price
--------------------------------------------------------------------------------------------------------------------
$10.50 to $23.13          764,000               6.0 Years             $  11.45            185,500             $13.37
--------------------------------------------------------------------------------------------------------------------

Performance Based Stock Option Plan

The Company also has a Non-Employee Directors' Stock Option Plan for outside directors. The aggregate number of shares that may be issued under the plan is 100,000. If the Company's "Income From Operations" in the applicable fiscal year is greater than the "Income From Operations" of the previous year, options granted in the current year vest. These stock options are no longer exercisable after expiration of ten years from the date of grant.
A summary of the Plan activity for the years ended December 31, 1996, 1995 and 1994 is presented below:

                                                 1996                              1995                           1994
                                         ------------------------           -------------------          ----------------------
                                                        Weighted-                     Weighted-                       Weighted-
                                                          Average                        Average                        Average
                                                         Exercise                       Exercise                       Exercise
                                         Shares             Price           Shares         Price          Shares          Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          8,000            $15.50             6,500        $15.50           6,000        $15.50
Granted                                   8,100             15.50             8,000         15.50           6,500         15.50
Cancelled                                     -                 -            (6,500)        15.50          (6,000)        15.50
Outstanding at end of year               16,100             15.50             8,000         15.50           6,500         15.50
Options exercisable at year end           8,000                                   -                             -
Weighted-average fair value of
    options granted during the year       $2.82                             $  2.86
-------------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at December 31, 1996:

                                      Options Outstanding                                  Options Exercisable
                      -------------------------------------------------------        -------------------------------
                           Number        Weighted-Average                                 Number
        Range of      Outstanding               Remaining     Weighted-Average        Exercisable   Weighted-Average
  Exercise Price      at 12-31-96        Contractual Life       Exercise Price        at 12-31-96     Exercise Price
--------------------------------------------------------------------------------------------------------------------
        $  15.50           16,100               6.8 Years              $ 15.50              8,000            $ 15.50
--------------------------------------------------------------------------------------------------------------------

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                                         Year Ended December 31
(Dollars in thousands except per share data)                1996          1995
--------------------------------------------------------------------------------------------------------------------
Net income                      As reported               $21,638        $21,345
                                Pro forma                 $21,317        $21,084
Net income per common share     As reported               $   .54        $   .53
                                Pro forma                 $   .53        $   .52
--------------------------------------------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions, dividend yield of 2.67%, risk-free interest rates ranging from 5.10% to 6.80%, expected volatility between 29% and 32% for options granted in 1996 and 35% for options granted in 1995 and expected lives of five years for options granted in 1996 and either three or five years for options granted in 1995.


--------------------------------------------------------------------------------
11. Employee Growth Sharing Plan

Under the Plan, an employee growth sharing plan pool is calculated as a percentage of the increase in year-to-year pre-tax income. All full-time employees not included in any other incentive compensation plan of the Company are eligible. This plan pool may be adjusted by the Board of Directors at its sole discretion in any plan year in order to reflect any material events that would impact the calculation in either a positive or negative manner.

The pools for distribution for the years ended December 31, 1996 and December 31, 1995 were $143,000 and $1,009,000, respectively. There was no pool for distribution for the year ended December 31, 1994.

--------------------------------------------------------------------------------
12. Pensions

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

Domestic plan assets are invested primarily in commingled equity and bond trust funds administered by a bank. Prior service cost for all plans is amortized on a straight-line basis over the remaining average service period of employees expected to receive benefits under the plans. For U.S. plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                                                Year Ended December 31
(Thousands)                                                                   1996       1995       1994
------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                              $  1,939   $  1,332   $ 1,505
Interest cost on projected benefit obligation                                  2,442      1,822     1,739
Net amortization                                                                 242        222       223
------------------------------------------------------------------------------------------------------------
                                                                               4,623      3,376     3,467
------------------------------------------------------------------------------------------------------------
Return on plan assets:
         Actual loss (return)                                                 (4,291)    (5,126)      186
         Amount deferred                                                       2,049      3,688    (1,504)
------------------------------------------------------------------------------------------------------------
Recognized return on plan assets                                              (2,242)    (1,438)   (1,318)
------------------------------------------------------------------------------------------------------------
Net pension cost for the period                                             $  2,381   $  1,938   $ 2,149
============================================================================================================
Discount rate                                                                   7.25%      8.25%     7.50%
Long-term rate of return on assets                                              9.00%      8.50%     8.50%
------------------------------------------------------------------------------------------------------------

                                                                                           December 31
(Thousands)                                                                             1996       1995
------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
         Vested benefits                                                              $ 14,422   $ 13,420
         Nonvested benefits                                                              3,832      3,748
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                       $ 18,254   $ 17,168
============================================================================================================
Projected benefit obligation                                                          $ 32,584   $ 30,175
Plan assets at fair value                                                              (29,271)   (23,244)
------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                 $  3,313   $  6,931
Unrecognized net gain (loss) from past experience different from assumed                 1,462     (1,315)
Prior service cost not yet recognized in net periodic pension cost                      (2,958)    (2,902)
------------------------------------------------------------------------------------------------------------
Pension liability included in the balance sheet                                       $  1,817    $ 2,714
============================================================================================================
Discount rate                                                                             7.75%      7.25%
Rate of increase in compensation levels                                                   4.00%      4.00%
------------------------------------------------------------------------------------------------------------

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

For European plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                                                     Year Ended December 31
(Thousands)                                                                       1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                                   $   639     $   678     $   608
Interest cost on projected benefit obligation                                        905         937         799
Net amortization                                                                       -          36          68
------------------------------------------------------------------------------------------------------------------------
                                                                                   1,544       1,651       1,475
------------------------------------------------------------------------------------------------------------------------
Return on plan assets:
         Actual (return)                                                            (321)       (282)       (249)
         Amount deferred                                                               3         (33)         18
------------------------------------------------------------------------------------------------------------------------
Recognized return on plan assets                                                    (318)       (315)       (231)
------------------------------------------------------------------------------------------------------------------------
Net pension cost for the period                                                  $ 1,226     $ 1,336     $ 1,244
========================================================================================================================
Discount rate                                                                    7.0--7.8%   7.5--9.0%   7.0--8.0%
Long-term rate of return on assets                                               7.0--7.8%   7.0--7.8%   8.0--9.0%
-------------------------------------------------------------------------------------------------------------------------

In addition to the above pension cost for the year ended December 31, 1995, the Company recognized $268,000 for pension curtailment gains associated with employee terminations in Germany related to the Brilon-Wald plant shut down in 1995.

                                                                                                  December 31
(Thousands)                                                                                    1996        1995
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
   Vested benefits                                                                           $  9,902    $  8,781
   Nonvested benefits                                                                             397         446
-------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                              $ 10,299    $  9,227
=========================================================================================================================
Projected benefit obligation                                                                 $ 13,698    $ 13,364
Plan assets at fair value                                                                      (4,842)     (4,402)
-------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                        $  8,856    $  8,962
Unrecognized net gain from past
   experience different from assumed                                                              214         320
Unrecognized net transition obligation,
   net of amortization                                                                           (694)       (847)
-------------------------------------------------------------------------------------------------------------------------
Pension liability included in the balance sheet                                              $  8,376    $  8,435
=========================================================================================================================
Discount rate                                                                                6.5--7.8%   7.0--7.8%
Rate of increase in compensation levels                                                      4.0--5.0%   4.0--5.5%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
13. Provision for Income Taxes

The components of the provision (benefit) for income taxes were as follows:

                                                                                      Year Ended December 31
(Thousands)                                                                         1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
Current
   Federal                                                                       $ 8,376     $ 3,004     $ 1,937
   State and local                                                                   442         (58)        172
   Foreign                                                                         2,252          54       1,994
-------------------------------------------------------------------------------------------------------------------------
                                                                                  11,070       3,000       4,103
-------------------------------------------------------------------------------------------------------------------------
Deferred
   Federal                                                                           445       6,880        (795)
   State and local                                                                  (972)       (948)       (194)
   Foreign                                                                         1,628       1,977     (13,091)
-------------------------------------------------------------------------------------------------------------------------
                                                                                   1,101       7,909     (14,080)
-------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                             $12,171     $10,909    $ (9,977)
=========================================================================================================================

Income (loss) before income taxes for 1996, 1995 and 1994 includes $9,559,000, $7,846,000 and ($28,879,000), respectively, generated by operations outside the United States.

The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                                                                   Year Ended December 31
                                                                                            1996            1995           1994
-------------------------------------------------------------------------------------------------------------------------------
U.S. federal statutory rate                                                                    35.0%         35.0%      (35.0)%
State income taxes, net of federal
   income tax benefit                                                                          (1.0)         (2.0)         (.1)
Foreign tax credit carryback                                                                      -             -         (9.3)
Higher tax (benefit) rate on foreign income (loss)                                              2.4           3.9         (8.9)
Other-net                                                                                       (.4)         (3.1)         (.4)
-------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                                      36.0%         33.8%       (53.7)%
===============================================================================================================================

The Company has the following operating loss and tax credit carryforwards as of December 31, 1996 (in thousands):


Type                                                   Amount            Expiration Date
-------------------------------------------------------------------------------------------------------------------------------
Operating loss carryforwards-foreign                  $29,465                       None
Operating loss carryforwards-foreign                  $ 2,808                 1997--2001
Tax credit carryforwards                              $   200                 1998--2004
-------------------------------------------------------------------------------------------------------------------------------

The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 1996.

The components of deferred taxes are comprised of the following:

                                                                                          Year Ended December 31
(Thousands)                                                                                   1996     1995
--------------------------------------------------------------------------------------------------------------------
Deferred tax assets
   Foreign tax loss and credit carryforwards                                                 $13,979  $13,513
   U.S. tax benefits on deferred foreign income                                                2,252    2,428
   Accruals                                                                                    7,089    8,782
   Intangibles                                                                                 1,156    1,381
   Pensions                                                                                    1,513    2,126
   Organization costs                                                                            663      690
   Other                                                                                         106      422
--------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                    $26,758  $29,342
====================================================================================================================
Deferred tax liabilities
   Property, plant and equipment                                                             $37,560  $39,861
   U.S. liability on German deferred tax assets                                                9,348   10,952
   Cumulative translation adjustment                                                           6,649    7,958
   Inventories                                                                                 1,761      890
   Other                                                                                         295      688
--------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                               $55,613  $60,349
===================================================================================================================


-------------------------------------------------------------------------------
14. Other Information

Repair and maintenance expenses were $19,695,000, $19,330,000 and $19,693,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Other (expense)-net includes net foreign currency transaction gains of $1,002,000 for the year ended December 31, 1996 and losses of ($358,000) and ($548,000) for the years ended December 31, 1995 and 1994. Also included are taxes other than on income of ($1,152,000), ($1,162,000) and ($1,335,000) for the years ended
December 31, 1996, 1995 and 1994, respectively.

Deferred taxes included in the translation adjustments for 1996, 1995 and 1994 were ($1,309,000), $1,093,000 and $2,824,000, respectively.


-------------------------------------------------------------------------------
15. Supplemental Cash Flow Information


(Thousands)                                                                     1996       1995       1994
--------------------------------------------------------------------------------------------------------------------
Cash paid during the year for
   Interest                                                                   $    768   $    918   $    430
   Income taxes (net of refunds)                                              $  5,290   $    802   $  4,007
--------------------------------------------------------------------------------------------------------------------
Bank debt
   Borrowings                                                                 $ 79,660   $ 38,300   $ 19,891
   Repayments                                                                  (23,589)   (34,301)   (19,293)
--------------------------------------------------------------------------------------------------------------------
Net proceeds from borrowings                                                  $ 56,071   $  3,999   $    598
====================================================================================================================

-------------------------------------------------------------------------------
16. Geographic Information

Net sales by the Company's operations in certain geographic areas, transfers between geographic areas and income from operations for 1996, 1995 and 1994 and identifiable assets, at the end of each year, classified by major geographic areas in which the Company operates, were as follows:


(Thousands)
                                                                 1996       1995       1994
--------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers
   U.S.                                                        $192,817   $182,414    $174,461
   Europe                                                        97,379    109,484      99,783
--------------------------------------------------------------------------------------------------------------------
                                                               $290,196   $291,898    $274,244
====================================================================================================================
Transfers between areas
   U.S.                                                        $ 11,231   $  9,340    $ 11,001
   Europe                                                        10,394      6,958       5,152
--------------------------------------------------------------------------------------------------------------------
                                                               $ 21,625   $ 16,298    $ 16,153
====================================================================================================================
Income (loss) from operations
   U.S.                                                        $ 29,709   $ 27,714    $ 13,050
   Europe                                                         6,024      7,011     (28,865)
   Eliminations                                                  (1,981)    (1,284)       (912)
--------------------------------------------------------------------------------------------------------------------
                                                               $ 33,752   $ 33,441    $(16,727)
====================================================================================================================
Identifiable assets, end of year
   U.S.                                                        $294,368   $229,740    $235,300
   Europe                                                       104,587    109,234     108,959
   Eliminations                                                  (1,704)      (973)       (775)
--------------------------------------------------------------------------------------------------------------------
                                                               $397,251   $338,001    $343,484
====================================================================================================================

Transfers between geographic areas are at prices in excess of cost and the resultant income is assigned to the geographic area of manufacture. Interarea income remaining in inventories is eliminated in consolidation.


--------------------------------------------------------------------------------
Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth and profitability, price increases, cost savings, broader product lines, enhanced competitive posture and acquisitions, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

Six-Year Summary Selected Financial And Statistical Data


                                                                                   Year Ended December 31
(Thousands except per share data)                              1996       1995        1994        1993       1992       1991
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Net sales                                                 $290,196   $291,898    $274,244    $269,424   $298,371   $308,373
   Income (loss) from operations                             $ 33,752   $ 33,441    $(16,727)   $ 33,015   $ 46,653   $ 61,258
   Interest expense                                          $    752   $    620    $    752    $    984   $  1,347   $  1,040
   Net income (loss)(a)                                      $ 21,638   $ 21,345    $ (8,609)   $ 19,153   $ 17,983   $ 38,102
   Percent of pretax income (loss) to sales                      11.7%      11.0%       (6.8)%      11.4%      14.7%      19.7%
Net income (loss) per common share(a)                        $    .54   $    .53    $   (.21)   $    .47   $    .44   $    .94
Dividends declared per common share                          $    .32   $    .80    $    .16    $    .16   $    .16   $    .16
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at year end):
   Working capital                                           $ 68,670   $ 84,584    $ 83,279    $ 94,664   $ 74,659   $ 77,050
   Total assets                                              $397,251   $338,001    $343,484    $337,329   $334,518   $335,964
   Long-term debt                                            $ 65,837   $  5,608    $  6,401    $  6,477   $  6,797   $ 27,652
   Treasury stock, at cost                                   $ 20,066   $ 12,328    $ 12,328    $  1,615          -          -
----------------------------------------------------------------------------------------------------------------------------------
Other Selected Data (at year end):
Return (loss) on average shareholders' equity                      10%        10%         (4)%         8%         8%        18%
Ratio of total debt to total capitalization                        24%         6%          4 %         4%         5%        11%
Current ratio                                                     204%       233%        226 %       347%       266%       266%
Effective tax rate                                               36.0%      33.8%      (53.7)%      37.8%      34.9%      37.2%
Treasury stock                                                  1,761      1,006       1,006         154          -          -
Shares outstanding                                             39,675     40,419      40,419      40,949     40,904     40,749
Book value per outstanding common share                      $   5.47   $   5.40    $   5.62    $   6.03   $   5.84   $   5.67
Market value of common stock                                 $  12.25   $  12.00    $  10.00    $  13.00   $  17.63   $  21.38
Price earnings ratio of stock prices                             22.7       22.6           -        27.7       40.1       22.7
Capital expenditures                                         $ 14,358   $ 12,676    $  7,113    $ 15,114   $ 24,046   $ 70,571
Number of registered  shareholders                                984      1,102       1,306       1,470      1,503      1,410
Number of employees                                             1,297      1,097       1,267       1,320      1,480      1,513
----------------------------------------------------------------------------------------------------------------------------------

(a) After a charge in 1992 of $10.65 million or $.26 per share resulting from the cumulative effect of a change in accounting principle for income taxes.

--------------------------------------------------------------------------------
Quarterly Financial Data -- Unaudited

                                                     1996                                                 1995
                              --------------------------------------------------  --------------------------------------------------

(Thousands except per
 share data)                  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter

------------------------------------------------------------------------------------------------------------------------------------

Net sales                         $68,989      $74,945      $69,451      $76,811      $68,809      $75,968      $71,283      $75,838

Gross profit                      $25,760      $27,751      $26,239      $29,846      $24,640      $27,892      $27,004      $28,143

Net income                        $ 4,782      $ 6,085      $ 4,406      $ 6,365      $ 3,919      $ 6,051      $ 5,589      $ 5,786

                              ==================================================  ==================================================


------------------------------------------------------------------------------------------------------------------------------------

Common Stock Data:
Net income per common share       $   .12      $   .15      $   .11      $   .16      $   .10      $   .15      $   .14      $   .14

                              ==================================================  ==================================================

Average common shares
 outstanding                       40,419       40,419       40,417       39,816       40,419       40,419       40,419       40,419

                              ==================================================  ==================================================


--------------------------------------------------------------------------------
Common Shares and Market Information

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 984 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends


                                                                      1996                                 1995
                                                           -------------------------            -----------------------------
Fiscal Quarter                                              High    Low     Dividend             High      Low    Dividend
-----------------------------------------------------------------------------------------------------------------------------
First (a)                                                  13      10 3/4      $.080            11 1/2    10         $.575
Second                                                     14 5/8  11 1/2      $.080            13 3/4    11 3/8     $.075
Third                                                      14       9 1/2      $.080            12 5/8    11         $.075
Fourth                                                     12 1/2   9 3/4      $.080            12 7/8    11 1/4     $.075

(a) In February of 1995, the Company paid a one-time special dividend of $.50 per share.