Form 10-K, Exhibit 13
period 1997-12-31
CALGON CARBON CORPORATION
filed 1998-03-25
CIK 812701

Financial
Contents

17
Management's
Discussion
and Analysis

21
Report of
Management

21
Report of Price
Waterhouse LLP
Independent
Accountants

22
Consolidated
Statement
of Income

23
Consolidated
Balance Sheet

24
Consolidated
Statement
of Cash Flows

25
Consolidated
Statement
of Shareholders'
Equity

26
Notes to the
Consolidated
Financial
Statements

40
Six-Year Summary
Selected Financial
and Statistical Data

40
Quarterly
Financial Data--
Unaudited

40
Common Shares
and Market
Information


Management's Discussion and Analysis
Calgon Carbon Corporation

Overview

Industry

Economic conditions continued to be strong in the United States during 1997 and demand for activated carbon products and services was stable overall. The European economy started to improve during the year with activated carbon demand increasing accordingly. In Asia, demand for activated carbon was strong for most of the year, reflecting robust economic performance until the onset of the financial crisis during the latter part of the year.

  In the United States, capacity utilization of activated carbon was high, and imports, particularly from the Far East, continued to increase. While price increases in Europe were marginal, moderate price increases were achieved in the U.S.


The Company

The Company's business followed the economic patterns established in the industry with the exception of three noteworthy factors that affected its 1997 results. Revenues include increases from businesses acquired in 1996 and strong sandwich filter activity in Europe which were partially offset by the non repeat of prior year initial fills in Europe. The 1996 acquisitions increased the Company's revenues by approximately 8% while the increase in sandwich filter performance resulted in an additional 2%.

  Excluding the effect of the acquisitions, in the United States volume increases of approximately 3% were achieved for activated carbon products and approximately 17% in the equipment business. The service category was flat. Price increases for activated carbon products represented an increase of 2%.

  Also excluding the effect of the acquisitions in Europe, activated carbon volume decreased slightly due primarily to reduced initial fills, while service and equipment experienced volume gains of 23% and 33%, respectively.

  As a result of these activities, consolidated revenues in 1997 increased by 13% versus 1996.

  At the end of 1996, the Company acquired Advanced Separation Technologies Incorporated (AST). This acquisition did not meet expectations. Three conditions began to manifest themselves during the second quarter and were magnified as the year progressed:
  . On projects shipped prior to the acquisition, warranty and cost overruns were encountered, in 1997, due to design and mechanical failures and due to faulty materials of construction.
  . Revenues were lost due to the market's reaction to the above problems.
  . The Company also incurred costs to complete projects supposedly completed before the acquisition.
See Note 2 to the Consolidated Financial Statements for further information about these problems and the claims made by the Company against the sellers of AST. The equipment shipped in 1997 does not have the aforementioned problem design. Actions are currently being taken to resolve the problems and the Company remains committed to this technology.

  The Company continues to focus on achieving its vision, which is to be the world's leading producer, supplier and designer of innovative technologies, value-added products and services, specifically developed for the purification, separation and concentration of liquids and gases.

  Beginning in 1997, the Company began using the "Shareholder Value Added" technique of measuring progress towards its goals. This performance measurement method compares cash-based operating results to the cost of capital employed to determine if value is being added to the Company.


Results of Operations

1997 Versus 1996

Consolidated net sales in 1997 increased by $37.3 million or 12.9% versus 1996. This increase was primarily the combination of increases for carbon, service and equipment of 2.6%, 12.1% and 99.5%, respectively. Of the total sales increase for the Company, 61.6% was related to the 1996 acquisition program. By category, the percentage of the sales increase related to acquisitions was as follows: carbon (51.2%), service (26.7%) and equipment (76.9%). The remainder of the increase was the net effect of worldwide volume and price increases partially offset by the negative effect of the strengthening of the U.S. dollar versus certain European currencies, which totaled $9.3 million. On a market basis, sales to the industrial process market increased by $20.8 million or 15.3%. This increase was related to increases in the food, chemical-pharmaceutical and original equipment manufacture areas. The improvements in the food and chemical-pharmaceutical areas were associated with the

Company's Advanced Separation Technologies business, which was acquired at the end of 1996, while the increase within the original equipment manufacture area resulted from improvements in the United States home water filter, personnel protection and gasoline vapor recovery areas. Net sales to the environmental markets increased by $16.9 million or 12.7%. This increase was due to strong worldwide municipal activity in the carbon and service categories and gains associated with the Advanced Oxidation group, another 1996 acquisition. The consumer charcoal area was down $.5 million or 2.3%.

  Gross profit before depreciation as a percentage of net sales was 38.1% in 1997 compared to 37.8% in 1996. This improvement was the result of sales increases for higher margin products and reduced natural gas prices partially offset by lower margin equipment sales by the Company's recently acquired businesses.

  Depreciation and amortization increased by $1.4 million due to the net effect of increased amortization of intangibles (primarily goodwill) associated with the Company's 1996 acquisitions and depreciation decreases due to an increase in fully depreciated fixed assets.

  Selling, general and administration expenses increased by $5.9 million due primarily to the 1996 acquisitions.

  Research and development expenses, as a percentage of net sales, were 2.5% in 1997 versus 2.2% in 1996. This $1.8 million increase was primarily due to increases associated with the 1996 acquired businesses which have a higher expense ratio to sales than the existing activities.

  During 1997, interest income decreased and interest expense increased versus 1996 resulting in an increase in net interest costs. These changes were related to the Company's 1996 acquisition program which reduced investable cash and increased debt by $60.2 million.

  The increase in other (expense) during the year was the combined result of net foreign exchange transaction losses in 1997, versus gains in 1996, which were partially offset by reduced taxes, other than income, in 1997 versus the prior year.

  The effective income tax rate was 35.3% in 1997 compared to 36.0% in 1996. This difference was the net effect of increased benefits associated with foreign income and favorable difference between the 1996 tax return, as filed, versus the year-end tax provision, partially offset by an increase in state income taxes.

1996 Versus 1995

Consolidated net sales in 1996 decreased by $1.7 million or .6% versus 1995. This decrease was the result of decreases for carbon, equipment and charcoal of 3.9%, 10.7% and 4.4%, respectively, partially offset by an 11.7% increase for service. The net sales decrease was primarily related to declines in the European markets resulting from the closure of the Brilon-Wald, Germany plant in 1995 and the strengthening of the U.S. dollar relative to the European currencies which resulted in a negative effect on revenues of $3.9 million. On a market basis, sales to the industrial process area decreased by $1.0 million or
 .7% and sales of charcoal decreased by $.8 million or 4.4%. Sales to the environmental category were flat. The reduction in the industrial process category was the result of increases in the worldwide food category (primarily sweeteners) and in the United States original equipment manufacturers area which were more than offset by declines in the worldwide chemical-pharmaceutical category, the European original equipment manufacturer area and in the domestic cigarette and worldwide energy categories. The consistent results, year-to-year, in the environmental area were due to decreases in the European municipal market and reduced equipment sales in the industrial category offset by sales in the oxidation technologies business, which was acquired in mid 1996. The consumer charcoal area decrease was due to unfavorable barbecuing weather conditions in Germany.

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

  Selling, general and administration expenses increased by $.1 million in 1996. This increase was due to increases associated with the aforementioned oxidation technologies business acquisition partially offset by personnel related decreases, including a $.9 million reduction in the provision for the Employee Growth Sharing Plan.

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

  Other (expense)--net reported a favorable variation in 1996 of $1.3 million. This favorable variation was the result of net foreign currency transaction gains in 1996 versus net foreign currency transaction losses in 1995.

  The effective tax rate in 1996 was 36.0% compared to an effective tax rate of 33.8% in 1995. This 2.2 percentage point increase was primarily due to reduced state income tax benefits and to reduced research and development credits.

Year 2000

The Company is engaged in a program to modernize and replace its computerized production control and management information systems. Although not the primary purpose of the program, the new systems are scheduled to be in place by mid-1999 and are expected to be Year 2000 ready. A task force has been established to identify all other potential areas of risk and to make required modifications as they relate to business computer systems, technical infrastructure, end user computing, suppliers and customers and manufacturing systems. Based on information available at this time, management believes that the incremental costs associated with achieving Year 2000 compliance will not be material to the operating results.

  Discussion of the Company's efforts and management's expectations relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated with compliance could be adversely impacted by, among other matters, the availability and cost of programming and testing resources, vendors' ability to modify software and unanticipated problems identified in the ongoing compliance review. The Company has little or no control over the actions of the proprietary software vendors and other entities with which it interacts. Therefore, Year 2000 compliance problems experienced by these entities could adversely affect the operating results of the Company.

Working Capital and Liquidity

The Company's 1997 operating activities generated $37.5 million in net cash flows primarily from net earnings before non-cash charges of depreciation and amortization offset by increased investment in working capital.

  During 1997, the Company added a $50.0 million five-year bank credit facility to provide longer term financing for its 1996 acquisition of Advanced
Separation Technologies Incorporated. This facility was fully utilized at December 31, 1997. Additionally, $3.0 million of tax exempt industrial revenue bonds were obtained to finance certain equipment additions at the Company's Pearl River, Mississippi plant. The Company maintains two 364-day United States bank credit lines totaling $50.0 million. At December 31, 1997, $44.9 million was available under these lines. The Company maintains a $14.0 million (25 million deutsche mark) credit facility with a German bank with a duration of "until further notice." This facility was unused at December 31, 1997. Total debt as of December 31, 1997 was $81.9 million, reflecting an increase of $11.6 million. As a result of the consolidation of the financial statements of Calgon Far East Co., Ltd. (CFE) with those of the Company, an additional $7.9 million of CFE's indebtedness is shown on the Company's consolidated balance sheet. This consolidation was effective July 1, 1997 upon the Company's increase in ownership from 50% to 60%.

  Net working capital excluding cash and cash equivalents remained unchanged at $53.2 million at December 31, 1997. Increases in accounts receivable, inventory and other current assets were offset by increases in accounts payable, accrued liabilities and currently maturing long-term debt. The impact of foreign currency translation resulting from the strengthening of the U.S. dollar reduced working capital by $2.1 million.

It is the intention of the Company to declare and pay quarterly cash dividends on its common stock. The Company has paid cash dividends since the third quarter of 1987, the quarter succeeding the one in which the Company went public. The declaration and payment of dividends is at the discretion of the Board of Directors of the Company. Future dividends will depend on the Company's operating results, financial condition, cash requirements of its business, future prospects and other factors considered relevant by the Board of Directors. At the February 1998 Board of Directors meeting, the regular dividend of $.08 per common share was declared and will be paid on April 1, 1998.

  The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to fund its operating, dividend and capital requirements.

Capital Expenditures and Investments

Capital expenditures were $34.4 million in 1997, $14.4 million in 1996 and $12.7 million in 1995. Included in the 1997 spending amount were capacity expansion and cost reduction projects at the Big Sandy, Kentucky; Pearl River, Mississippi; and Feluy, Belgium plants in the amounts of $13.2 million, $2.8 million and $3.6 million, respectively, and an improved coal handling system at the Big Sandy, Kentucky plant in the amount of $7.0 million. The major 1996 spending was associated with capacity expansions at the Big Sandy, Kentucky plant ($6.0 million) and at the Feluy, Belgium facility ($1.2 million) and for domestic service customer capital ($2.9 million). Significant 1995 expenditures were for improvements to one of the Big Sandy, Kentucky production lines ($6.7 million) and for domestic service customer capital ($1.1 million). Capital expenditures for 1998 are projected to be approximately $28.0 million and are to include carbon production capacity increases at the Big Sandy, Kentucky and Feluy, Belgium plants, domestic service customer capital and new computer hardware and software to operate the Company's corporate-wide business system.

  The 1997 purchase of businesses amount of $4.5 million includes an increase to the purchase price for Advanced Separation Technologies Incorporated (a 1996 acquisition) of $.5 million, cash expended for AST project failures for projects completed before the acquisition (see Note 2 to the Consolidated Financial Statements) of $2.7 million, payments of accruals related to the 1996 acquisitions of $.8 million and a net expenditure of $.6 million which increased the Company's ownership percentage in Calgon Far East Co., Ltd., its Japanese joint venture. The increased purchase price for AST was due to a higher level of "Adjusted Closing Net Current Assets" than stated in the purchase agreement. The increased investment in Calgon Far East Co., Ltd. was effective July 1, 1997 and increased the Company's ownership of that entity from 50% to 60% giving it a controlling interest. Cash expended for this increase in ownership was $1.1 million and was partially offset by cash on this entity's July 1, 1997 balance sheet of $.5 million resulting in a net purchase of business amount of $.6 million.

  Prior to the Calgon Far East Co., Ltd. ownership change, the balance sheet and income statement of this entity were included in the Company's financial statements under the equity method of accounting. Now, the financial statements are consolidated into the Company's financial statements recognizing minority interest on both the balance sheet and income statement.

  The information on the 1996 purchase of businesses amount can be found in
Note 2 to the Consolidated Financial Statements.

Market Risk

Commodity Price Risk

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the purchase and production of carbon products and its inventories of carbon products as well as the cost of natural gas used in the production of its products. The Company obtains competitive prices for its products and allows operating results to reflect market price movements dictated by supply and demand where regulated prices do not exist. The Company uses fixed price contracts to manage a portion of its coal and natural gas commodity price risk.

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with prime rates and the carrying value approximates fair value.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars. The Company has made limited use of forward currency contracts to manage these exposures. At December 31, 1997, the fair value of forward contracts, all of which mature in four months or less, were not material. These contracts hedge exposures to currency price fluctuations primarily related to intercompany transactions. Non-derivative financial instruments subject to foreign exchange exposure are limited to a foreign currency denominated loan of 14.0 million Canadian dollars as described in Note 7 to the Consolidated Financial Statements.

-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------

Report of Price
Waterhouse LLP
Independent
Accountants

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calgon Carbon Corporation (the Company) and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Pittsburgh, Pennsylvania
February 3, 1998

Consolidated Statement of Income
Calgon Carbon Corporation

                                                                                   Year Ended December 31
                                                                            -------------------------------------
(Dollars in thousands except per share data)                                    1997           1996          1995
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                                   $327,500       $290,196      $291,898
-----------------------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)                               202,629        180,600       184,219
Depreciation and amortization                                                 20,436         19,049        18,450
Selling, general and administrative expenses                                  56,211         50,277        50,195
Research and development expenses                                              8,331          6,518         5,593
Restructuring charges                                                          1,532             --            --
-----------------------------------------------------------------------------------------------------------------
                                                                             289,139        256,444       258,457
-----------------------------------------------------------------------------------------------------------------
Income from operations                                                        38,361         33,752        33,441
Interest income                                                                  325          1,551         1,474
Interest expense                                                              (4,057)          (752)         (620)
Other (expense)--net                                                          (1,440)          (742)       (2,041)
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                              33,189         33,809        32,254
Provision for income taxes                                                    11,716         12,171        10,909
-----------------------------------------------------------------------------------------------------------------
Income before minority interest                                               21,473         21,638        21,345
Minority interest                                                                105             --            --
-----------------------------------------------------------------------------------------------------------------

Net Income                                                                  $ 21,578       $ 21,638      $ 21,345
-----------------------------------------------------------------------------------------------------------------
Net income per common share (basic and diluted)                             $    .54         $  .54       $   .53
-----------------------------------------------------------------------------------------------------------------
Weighted average shares, in thousands                                         39,696         40,267        40,419
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet
Calgon Carbon Corporation

                                                                    December 31
                                                            ----------------------------
(Dollars in thousands)                                           1997           1996
----------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                 $  7,982       $ 15,439
   Receivables                                                 67,888         59,355
   Inventories                                                 50,954         46,471
   Other current assets                                        16,731         13,654
----------------------------------------------------------------------------------------
      Total current assets                                    143,555        134,919
Property, plant and equipment, net                            188,082        173,564
Intangibles                                                    80,971         72,658
Other assets                                                   10,849         16,110
----------------------------------------------------------------------------------------
      Total assets                                           $423,457       $397,251
----------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Long-term debt due within one year                        $  9,617       $  4,451
   Accounts payable and accrued liabilities                    47,563         35,846
   Restructuring reserve                                        6,282          7,847
   Payroll and benefits payable                                14,252         12,903
   Accrued income taxes                                         4,625          5,202
----------------------------------------------------------------------------------------
      Total current liabilities                                82,339         66,249
Long-term debt                                                 72,297         65,837
Deferred income taxes                                          38,900         40,522
Other liabilities                                               6,463          7,748
----------------------------------------------------------------------------------------
      Total liabilities                                       199,999        180,356
----------------------------------------------------------------------------------------
Minority interest                                               1,378             --
----------------------------------------------------------------------------------------
Commitments and contingencies (Note 17)                            --             --
----------------------------------------------------------------------------------------
Shareholders' equity:
   Common shares, $.01 par value, 100,000,000 shares
      authorized, 41,503,960 and 41,435,960 shares issued         415            414
   Additional paid-in capital                                  62,868         62,102
   Retained earnings                                          170,974        162,098
   Cumulative translation adjustments                           7,889         12,347
----------------------------------------------------------------------------------------
                                                              242,146        236,961
   Treasury stock, at cost, 1,761,300 shares                  (20,066)       (20,066)
----------------------------------------------------------------------------------------
      Total shareholders' equity                              222,080        216,895
----------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity            $ 423,457       $397,251
========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
Calgon Carbon Corporation

                                                                      Year Ended December 31
                                                               -------------------------------------
(Dollars in thousands)                                             1997           1996          1995
----------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                    $  21,578       $ 21,638     $  21,345
Adjustments to reconcile  net income to net
   cash provided by operating activities:
   Depreciation and amortization                                 20,436         19,334        18,527
   Employee benefit plan provisions                                 488            523           448
   Changes in assets and liabilities--net of
    effects from purchase of businesses and exchange:
      (Increase) decrease in receivables                         (3,264)         3,957        (3,957)
      (Increase) in inventories                                  (6,949)          (966)         (205)
      (Increase) decrease in other current assets                (2,801)          (240)        2,761
      (Decrease) in restructuring reserve                          (544)        (3,006)      (12,850)
      Increase in accounts payable and accruals                   6,366          4,933         3,362
      Increase in long-term deferred income taxes (net)           3,581          1,919         7,226
   Other items--net                                              (1,421)        (1,723)       (1,051)
----------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                  37,470         46,369        35,606
----------------------------------------------------------------------------------------------------

Cash flows from investing activities
   Purchase of businesses                                        (4,546)       (92,633)           --
   Property, plant and equipment expenditures                   (34,411)       (14,358)      (12,676)
   Proceeds from disposals of equipment                           1,607          1,006           698
----------------------------------------------------------------------------------------------------
      Net cash (used in) investing activities                   (37,350)      (105,985)      (11,978)
----------------------------------------------------------------------------------------------------

Cash flows from financing activities
   Net proceeds from borrowings                                   5,202         56,071         3,999
   Treasury stock purchases                                          --         (7,738)           --
   Common stock dividends                                       (12,697)       (12,733)      (32,335)
   Other                                                            767            116            --
----------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities        (6,728)        35,716       (28,336)
----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            (849)          (750)         (579)
----------------------------------------------------------------------------------------------------
(Decrease) in cash and cash equivalents                          (7,457)       (24,650)       (5,287)
Cash and cash equivalents, beginning of period                   15,439         40,089        45,376
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $  7,982      $  15,439      $ 40,089
====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity
Calgon Carbon Corporation

                                  Common                  Additional                  Cumulative
                                  Shares         Common      Paid-in      Retained   Translation
(Dollars in thousands)            Issued         Shares      Capital      Earnings   Adjustments   Sub-Total
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994    41,424,960       $    414    $  61,986      $164,325       $12,750    $239,475

1995
Net income                            --             --           --        21,345            --      21,345
Common stock dividends
   Cash ($.80 per share)              --             --           --       (32,335)           --     (32,335)
Translation adjustments               --             --           --            --         2,030       2,030
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995    41,424,960            414       61,986       153,335        14,780     230,515
-------------------------------------------------------------------------------------------------------------

1996
Net income                            --             --           --        21,638            --      21,638
Employee stock plans              11,000             --          116            --            --         116
Common stock dividends
   Cash ($.32 per share)              --             --           --       (12,875)           --     (12,875)
Translation adjustments               --             --           --            --        (2,433)     (2,433)
Treasury stock purchased              --             --           --            --            --          --
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996    41,435,960            414       62,102       162,098        12,347     236,961
-------------------------------------------------------------------------------------------------------------

1997
Net income                            --             --           --        21,578            --      21,578
Employee stock plans              68,000              1          766            --            --         767
Common stock dividends
   Cash ($.32 per share)              --             --           --       (12,702)           --     (12,702)
Translation adjustments               --             --           --            --        (4,458)     (4,458)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997    41,503,960       $    415    $  62,868      $170,974       $ 7,889    $242,146
=============================================================================================================

                                            Treasury Stock
                                          ------------------
(Dollars in thousands)                     Shares     Amount     Total
----------------------------------------------------------------------
Balance, December 31, 1994              1,006,100  $(12,328)  $227,147

1995
Net income                                     --        --     21,345
Common stock dividends
   Cash ($.80 per share)                       --        --    (32,335)
Translation adjustments                        --        --      2,030
----------------------------------------------------------------------
Balance, December 31, 1995              1,006,100   (12,328)   218,187
----------------------------------------------------------------------

1996
Net income                                     --        --     21,638
Employee stock plans                           --        --        116
Common stock dividends
   Cash ($.32 per share)                       --        --    (12,875)
Translation adjustments                        --        --     (2,433)
Treasury stock purchased                  755,200    (7,738)    (7,738)
----------------------------------------------------------------------
Balance, December 31, 1996              1,761,300   (20,066)   216,895
----------------------------------------------------------------------


1997
Net income                                     --        --     21,578
Employee stock plans                           --        --        767
Common stock dividends
   Cash ($.32 per share)                       --        --    (12,702)
Translation adjustments                        --        --     (4,458)
----------------------------------------------------------------------
Balance, December 31, 1997              1,761,300  $(20,066)  $222,080
======================================================================

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

Principles of Consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated and the Company's foreign sales corporation. A portion of the Company's international operations in Europe are owned directly by the Company and are operated as branches. During 1997, the Company increased its investment in Calgon Far East Co., Ltd. from 50% to 60% and accordingly changed its accounting treatment from the equity method to the consolidation method. Consolidation of less than 100% owned entities results in recording and presentation of minority interest. Intercompany accounts and transactions have been eliminated.

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

Revenue Recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers except for major equipment projects where revenues are recognized under the percentage of completion method.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the last in, first out (LIFO) method.

Property, Plant and Equipment

Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from twenty to thirty years for buildings and land improvements, fifteen years for machinery and equipment and seven years for furniture and vehicles.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets, including goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted this statement upon its issuance and determined that no impairment loss need be recognized for applicable assets of continuing operations.

Reclassification

Certain prior year amounts have been reclassified to conform with the 1997 presentation.

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

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options are assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options, and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

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

--------------------------------------------------------------------------------
2. Acquisitions

In February 1996, the Company acquired the business and operating assets of the perox-pure(TM) operations of Vulcan Peroxidation Systems, Inc. The purchase provided the Company with entry into the oxidative water treatment market. The technology is complementary to the Company's existing carbon adsorption service. The business had equipment assembly and office facilities in Tucson, Arizona. (During the latter part of 1997, this location was closed and its activities were consolidated at the Markham, Ontario, Canada location).

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements from February 20, 1996, the effective date of the acquisition. The cost was approximately $7,528,000 in cash.

  In June 1996, Calgon Carbon Canada, Inc. acquired the common stock of Solarchem Enterprises Inc. This purchase, along with the perox-pure(TM) purchase, broadened the Company's coverage in the oxidative water treatment market. This business has assembly, research and office space in Markham, Ontario, Canada.

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements from June 3, 1996, the effective date of the acquisition. The cost was $10,998,000 in cash.

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

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements effective December 30, 1996. The cost was approximately $4,114,000 in cash.

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

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements effective December 31, 1996. The cost was $71,262,000 in cash.

  Application of purchase accounting to the acquisitions at December 31, 1997 resulted in recognization of goodwill of $69,313,000 and other intangible assets of $3,907,000.

  During 1997, at AST, the Company recognized additional costs, primarily related to design and mechanical failures on projects which were represented to be substantially complete as of December 31, 1996. A significant portion of these costs were related to design and/or other defects on critical components which the Company believes were known to the AST management and its owners as of December 31, 1996. The net additional estimated cost incurred and accrued as of December 31, 1997 on these projects of $9.7 million has been considered as additional acquisition costs and accordingly goodwill has been increased to reflect these costs.

  On January 12, 1998, the Company filed a claim for unspecified damages in the United States District Court in the Western District of Pennsylvania alleging among other things that Progress Capital Holdings and Potomac Capital Investment Corporation materially breached various AST financial and operational representations and warranties included in the Stock Purchase Agreement. Based upon information obtained throughout 1997, the Company believes that it has a reasonable basis for this claim and intends to vigorously pursue reimbursement for damages sustained. Neither the Company nor its counsel can predict with certainty the amount, if any, of recovery that will be obtained from the defendants in this matter. Accordingly, the Company has not recorded a receivable for this gain contingency pending further developments in the litigation.

  Except for the acquisition of AST, the results of operations on a pro forma basis for the Company's other acquisitions are not presented as the effects are not material to the consolidated financial statements individually or in the aggregate.

  Unaudited pro forma results of operations for the years ended December 31, 1996 and 1995 included in the 1996 Notes to the Consolidated Financial Statements of the Company reflected net income of $21,411,000 or $.53 per share (on net sales of $317,514,000) and $19,796,000 or $.49 per share (on net sales of $313,374,000), respectively. These amounts assumed the AST acquisition occurred on January 1, 1995. Assuming that the entire $9,700,000 referred to above should have been reflected in the 1996 AST historical financial statements (which has not yet been finally determined), pro forma net income for the year ended December 31, 1996 would have been approximately $15,100,000.

  The pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations had been combined during the entire period presented and is not intended to be a projection of future results.

--------------------------------------------------------------------------------
3. Restructuring
   Charges

During the fourth quarter of 1997, the Company initiated a plan to consolidate the manufacturing operations and research activities of its Advanced Oxidation Technologies unit in Tucson, Arizona to its Markham, Ontario, Canada site. The Company recorded a restructuring charge of $1,532,000. This charge included writeoffs of fixed assets and inventory, closing of a facility and employee termination costs.

  In 1994, the Company recorded a restructuring charge which included costs associated with the closing of the Brilon-Wald, Germany plant. As of December 31, 1997, the only incomplete aspect of that plan is the demolition of that plant as discussions continue with parties interested in purchasing the plant. The reserve balance for demolition, disposition and environmental costs totaled $6,282,000 at December 31, 1997 and $7,847,000 at December 31, 1996.

------------------------------------------------------------------------------
4. Inventories

                                                                 December 31
                                                             -----------------
(Thousands)                                                     1997      1996
------------------------------------------------------------------------------
Raw materials                                                $12,566   $16,122
Finished goods                                                38,388    30,349
------------------------------------------------------------------------------
Total                                                        $50,954   $46,471
==============================================================================

Approximately 76% and 74% of total inventories at December 31, 1997 and 1996, respectively, are valued using the LIFO method. The LIFO carrying value of inventories exceeded the related current cost by $4,401,000 and $3,473,000 at December 31, 1997 and 1996, respectively.

------------------------------------------------------------------------------
5. Property, Plant
   and Equipment

                                                              December 31
                                                        ----------------------
(Thousands)                                                  1997        1996
------------------------------------------------------------------------------
Land and improvements                                   $  13,074   $  12,744
Buildings                                                  22,324      21,823
Machinery and equipment                                   292,906     266,748
Furniture and vehicles                                     11,016       8,592
------------------------------------------------------------------------------
                                                        $ 339,320   $ 309,907
Less accumulated depreciation                            (151,238)   (136,343)
------------------------------------------------------------------------------
Net                                                     $ 188,082   $ 173,564
==============================================================================


------------------------------------------------------------------------------
6. Intangibles

The following summarizes intangible assets, net of accumulated amortization of $2,360,000 and $250,000 at December 31, 1997 and 1996, respectively:

                                                               December 31
                                                          --------------------
(Thousands)                                                   1997       1996
------------------------------------------------------------------------------
Goodwill                                                   $77,122    $68,663
Other                                                        3,849      3,995
------------------------------------------------------------------------------
Total                                                      $80,971    $72,658
==============================================================================


------------------------------------------------------------------------------
7. Long-Term
   Debt

                                                               December 31
                                                          --------------------
(Thousands)                                                   1997       1996
------------------------------------------------------------------------------
United States credit facilities                            $55,100    $50,000
Term loan                                                    9,789     10,220
Pollution control debt and Industrial revenue bonds          8,342      5,569
German credit facility                                          --      3,862
Other                                                        8,683        637
------------------------------------------------------------------------------
Total                                                      $81,914    $70,288
Less current maturities of long-term debt                   (9,617)    (4,451)
------------------------------------------------------------------------------
Net                                                        $72,297    $65,837
==============================================================================

United States Credit Facilities

The United States credit facilities, which total $100 million, are comprised of a five-year unsecured $50-million, multi-bank credit facility expiring March 2002 and two 364-day unsecured credit lines totaling $50 million expiring April and May 1998. Annual facility fees are paid on each of the lines. Availability under these credit facilities at

December 31, 1997 was $44.9 million. Interest rates are based upon the bank's prime rate with other interest rate options available. The weighted average interest rate on the loans outstanding was 6.0%.

Term Loan

In June 1996, the Company entered into a five-year unsecured $9,789,000 (14 million Canadian dollars) term loan with a Canadian bank. Interest rates are based upon the bank's Prime Rate or a Bankers Acceptance Rate. As of December 31, 1997, the interest rate was 5.1%.

Pollution Control Debt and Industrial Revenue Bonds

The City of Ashland, Kentucky Floating Rate Pollution Control Revenue bonds totaling $5.1 million bear interest at a defined floating rate and are due October 1, 2006. As of December 31, 1997, the interest rate was 4.4%. These pollution control bonds are secured by certain pollution control assets located at the Company's Big Sandy, Kentucky plant.

  In June 1997, the Company obtained $3.0 million of tax-exempt Industrial Revenue Bonds to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant. The bonds bear interest at a floating rate and mature in May 2009. The interest rate as of December 31, 1997 was 4.4%.

  The German pollution control loans consist of two loans, due in 1998 through 2000 and have fixed interest rates of up to 6.5%.

German Credit Facility

The Company maintains a bank credit facility in Germany which provides for borrowings up to $14 million (25 million deutsche mark). The facility has no set maturity date and is made available on an "until further notice" basis. No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available.

Other

Other consists of foreign borrowings at various interest rates of up to 10.3% and maturities through 2007. The weighted average interest rate was 2.9% at December 31, 1997.

Restrictive Covenants

The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to capital and operating income to interest expense. At December 31, 1997, the Company was in compliance with all financial covenants relating to the credit facilities in the United States.

The German credit facility and the term loan have no financial covenants.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with prime rates and the carrying value approximates fair value.

Maturities of Debt

The Company is obligated to make principal payments on debt outstanding at December 31, 1997 of $9,617,000 in 1998, $903,000 in 1999, $788,000 in 2000,
$10,535,000 in 2001 and $50,826,000 in 2002.

-------------------------------------------------------------------------------
8. Lease
   Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles.

  Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $7,166,000 in 1998, $6,219,000 in 1999, $4,999,000 in 2000, $4,219,000 in 2001, $3,840,000 in
2002 and $13,601,000 thereafter.

  Total rental expenses on all operating leases were $7,195,000, $7,136,000 and $6,829,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


-------------------------------------------------------------------------------
9. Shareholders'
   Equity

On July 13, 1993, the Board of Directors authorized the Company to purchase up to two million shares, or approximately 5% of its common stock. Purchases have been made from time to time and the repurchased shares are held as treasury stock. No shares were purchased during 1997. During 1996, 755,200 shares were purchased at a cost of $7,738,000. As of December 31, 1997, the Company had purchased 1,761,300 shares of its common stock at an aggregate cost of $20,066,000.

  The Board of Directors adopted a Stockholder Rights Plan in January 1995 designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995 and thereafter. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the rights for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value.


-------------------------------------------------------------------------------
10. Stock
    Compensation
    Plans

At December 31, 1997, the Company has two stock-based compensation plans that are described below.

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

  A summary of the Plan activity for the years ended December 31, 1997, 1996 and 1995 is presented below:

                                                    1997                          1996                            1995
                                          ------------------------     --------------------------      ---------------------------
                                                         Weighted-                      Weighted-                        Weighted-
                                                           Average                        Average                          Average
                                          Shares    Exercise Price      Shares     Exercise Price        Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         764,000            $11.45     767,000           $  11.36        62,000             $20.24
Granted                                   60,000             13.69      68,000              12.06       755,000              10.57
Exercised                                (68,000)            11.27     (11,000)             10.50            --                 --
Canceled                                 (49,500)            18.13     (60,000)             11.05       (50,000)             10.50
Outstanding at end of year               706,500             11.19     764,000              11.45       767,000              11.36
Options exercisable at year end          251,600                       185,500                           43,600
Weighted-average fair value of
   options granted during the year         $2.49                      $   3.41                         $   3.42
===================================================================================================================================

  The following table summarizes information about stock options outstanding at December 31, 1997:

                                                         Options Outstanding                              Options Exercisable
                                   --------------------------------------------------------        --------------------------------
                                                             Weighted-
                                        Number                 Average            Weighted-             Number           Weighted-
           Range of                Outstanding               Remaining              Average        Exercisable              Average
    Exercise Prices                at 12-31-97        Contractual Life       Exercise Price        at 12-31-97       Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
   $10.50 to $21.88                    706,500               5.2 Years             $  11.19            251,600             $  11.29
===================================================================================================================================

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

  A summary of the Plan activity for the years ended December 31, 1997, 1996 and 1995 is presented below:

                                                   1997                          1996                            1995
                                          ------------------------     --------------------------      ---------------------------
                                                         Weighted-                      Weighted-                        Weighted-
                                                           Average                        Average                          Average
                                          Shares    Exercise Price      Shares     Exercise Price        Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          16,100            $15.50       8,000            $ 15.50         6,500             $15.50
Granted                                    8,400             15.50       8,100              15.50         8,000              15.50
Canceled                                  (1,300)            15.50          --                 --        (6,500)             15.50
Outstanding at end of year                23,200             15.50      16,100              15.50         8,000              15.50
Options exercisable at year end           14,800                         8,000                 --
Weighted-average fair value of
   options granted during the year         $2.25                       $  2.82                         $   2.86
===================================================================================================================================

  No options were vested for 1997.

  The following table summarizes information about stock options outstanding at December 31, 1997:


                                                         Options Outstanding                              Options Exercisable
                                   --------------------------------------------------------        --------------------------------
                                                             Weighted-
                                        Number                 Average            Weighted-             Number           Weighted-
                                   Outstanding               Remaining              Average        Exercisable              Average
    Exercise Price                 at 12-31-97        Contractual Life       Exercise Price        at 12-31-97       Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
            $15.50                      23,200               6.1 Years              $ 15.50             14,800              $ 15.50
===================================================================================================================================

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

                                                                             Year Ended December 31
                                                                       --------------------------------
(Dollars in thousands except per share data)                              1997         1996         1995
--------------------------------------------------------------------------------------------------------
Net income                                       As reported           $21,578      $21,638      $21,345
                                                 Pro forma             $21,311      $21,317      $21,084
Net income per common share
   (basic and diluted)                           As reported           $   .54      $   .54      $   .53
                                                 Pro forma             $   .54      $   .53      $   .52
========================================================================================================

  The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                          1997             1996         1995
--------------------------------------------------------------------------------
Dividend yield                            2.98%            2.67%        2.67%
Risk-free interest rates            6.13%-6.81%      5.10%-6.60%  6.10%-6.80%
Expected volatility                     23%-27%          29%-32%          35%
Expected lives of options            3-5 years          5 years    3-5 years

--------------------------------------------------------------------------------
11. Employee
    Growth
    Sharing Plan

Under the Plan, an employee growth sharing plan pool is calculated as a percentage of the increase in year-to-year pre-tax income. All full-time employees not included in any other incentive compensation plan of the Company are eligible. This plan pool may be adjusted by the Board of Directors at its sole discretion in any plan year in order to reflect any material events that would impact the calculation in either a positive or negative manner. No awards were made under the plan for 1997. The pools for distribution for the years ended December 31, 1996 and December 31, 1995 were $143,000 and $1,009,000, respectively.

--------------------------------------------------------------------------------
12. Pensions

The Company has three non-contributory defined benefit pension plans for its U.S. employees which provide benefits based upon the greater of a fixed rate per month or a percentage of average compensation. Prior service and compensation of employees formerly covered by pension plans of the previous owners of the Company's operations are considered in the determination of benefits payable under Company plans. By agreement with previous owners, benefits payable under Company plans are reduced by the benefit amounts attributable to the previous owners which are computed utilizing a 2.5% compensation increase assumption.

  Domestic plan assets are invested primarily in commingled equity and bond trust funds administered by a bank. Prior service cost for all plans is amortized on a straight-line basis over the remaining average service period of employees expected to receive benefits under the plans. For U.S. plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                                             Year Ended December 31
                                                                       --------------------------------
(Thousands)                                                               1997       1996       1995
-------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                        $  2,192   $  1,939    $ 1,332
Interest cost on projected benefit obligation                            2,821      2,442      1,822
Net amortization                                                           239        242        222
-------------------------------------------------------------------------------------------------------
                                                                         5,252      4,623      3,376
-------------------------------------------------------------------------------------------------------
Return on plan assets:
   Actual (return)                                                      (7,115)    (4,291)    (5,126)
   Amount deferred                                                       4,462      2,049      3,688
-------------------------------------------------------------------------------------------------------
Recognized return on plan assets                                        (2,653)    (2,242)    (1,438)
-------------------------------------------------------------------------------------------------------
Net pension cost for the period                                       $  2,599   $  2,381    $ 1,938
=======================================================================================================
Discount rate                                                             7.75%      7.25%      8.25%
Long-term rate of return on assets                                        9.00%      9.00%      8.50%
-------------------------------------------------------------------------------------------------------

                                                                                    December 31
                                                                          -----------------------------
(Thousands)                                                                    1997             1996
-------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
   Vested benefits                                                         $ 20,397         $ 14,422
   Nonvested benefits                                                         4,593            3,832
-------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                            $ 24,990          $18,254
=======================================================================================================
Projected benefit obligation                                               $ 43,258         $ 32,584
Plan assets at fair value                                                   (37,112)         (29,271)
-------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                      $  6,146         $  3,313
Unrecognized net (loss) gain from past experience
   different from assumed                                                      (262)           1,462
Prior service cost not yet recognized in net periodic pension cost           (2,719)          (2,958)
-------------------------------------------------------------------------------------------------------
Pension liability included in the balance sheet                            $  3,165          $ 1,817
=======================================================================================================
Discount rate                                                                  7.25%            7.75%
Rate of increase in compensation levels                                        4.00%            4.00%
-------------------------------------------------------------------------------------------------------

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

  For European plans, net pension costs, amounts recognized in the balance sheet and significant assumptions are as follows:

                                                                             Year Ended December 31
                                                                       --------------------------------
(Thousands)                                                              1997        1996       1995
-------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                        $   621     $   639    $   678
Interest cost on projected benefit obligation                             895         905        937
Net amortization                                                           10          --         36
-------------------------------------------------------------------------------------------------------
                                                                        1,526       1,544      1,651
-------------------------------------------------------------------------------------------------------
Return on plan assets:
   Actual (return)                                                       (562)       (321)      (282)
   Amount deferred                                                        224           3        (33)
-------------------------------------------------------------------------------------------------------
Recognized return on plan assets                                         (338)       (318)      (315)
-------------------------------------------------------------------------------------------------------
Net pension cost for the period                                       $ 1,188     $ 1,226    $ 1,336
-------------------------------------------------------------------------------------------------------
Discount rate                                                         6.5-7.8%    7.0-7.8%   7.5-9.0%
Long-term rate of return on assets                                    6.5-8.3%    7.0-7.8%   7.0-7.8%
-------------------------------------------------------------------------------------------------------

  In addition to the above pension cost for the year ended December 31, 1995, the Company recognized $268,000 for pension curtailment gains associated with employee terminations in Germany related to the Brilon-Wald plant shut down in 1995.

                                                                                    December 31
                                                                          -----------------------------
(Thousands)                                                                    1997             1996
-------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
   Vested benefits                                                          $10,385          $ 9,902
   Nonvested benefits                                                           493              397
-------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                             $10,878          $10,299
=======================================================================================================
Projected benefit obligation                                                $13,789          $13,698
Plan assets at fair value                                                    (5,548)          (4,842)
-------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                       $ 8,241          $ 8,856
Unrecognized net (loss) gain from past
   experience different from assumed                                            (25)             214
Unrecognized net transition obligation,
   net of amortization                                                         (575)            (694)
-------------------------------------------------------------------------------------------------------
Pension liability included in the balance sheet                             $ 7,641          $ 8,376
=======================================================================================================
Discount rate                                                               6.0-6.5%         6.5-7.8%
Rate of increase in compensation levels                                     3.0-4.0%         4.0-5.0%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
13. Provision for
    Income Taxes

The components of the provision for income taxes were as follows:

                                                                             Year Ended December 31
                                                                       --------------------------------
(Thousands)                                                              1997         1996       1995
-------------------------------------------------------------------------------------------------------
Current
   Federal                                                            $ 5,773      $ 8,376    $ 3,004
   State and local                                                        972          442        (58)
   Foreign                                                              1,824        2,252         54
-------------------------------------------------------------------------------------------------------
                                                                        8,569       11,070      3,000
-------------------------------------------------------------------------------------------------------
Deferred
   Federal                                                                818          445      6,880
   State and local                                                        175         (972)      (948)
   Foreign                                                              2,154        1,628      1,977
-------------------------------------------------------------------------------------------------------
                                                                        3,147        1,101      7,909
-------------------------------------------------------------------------------------------------------
Provision for income taxes                                            $11,716      $12,171    $10,909
=======================================================================================================

  Income before income taxes for 1997, 1996 and 1995 includes $9,532,000, $9,559,000 and $7,846,000, respectively, generated by operations outside the United States.

  The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                             Year Ended December 31
                                                      -----------------------------------
                                                        1997        1996           1995
------------------------------------------------------------------------------------------
U.S. federal statutory rate                             35.0%       35.0%          35.0%
State income taxes, net of federal
   income tax benefit                                    2.2        (1.0)          (2.0)
Higher tax (benefit) rate on foreign income (loss)       (.9)        2.4            3.9
Other--net                                              (1.0)        (.4)          (3.1)
------------------------------------------------------------------------------------------
Effective income tax rate                               35.3%       36.0%          33.8%
==========================================================================================

  The Company has the following operating loss and tax credit carryforwards as of December 31, 1997 (in thousands):


Type                                                   Amount  Expiration Date
-------------------------------------------------------------------------------
Operating loss carryforwards--foreign                 $25,755             None
Operating loss carryforwards--foreign                 $   343        2002-2004
Tax credit carryforwards                              $   584        1998-2007
===============================================================================

The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 1997.

  The components of deferred taxes are comprised of the following:

                                                       Year Ended December 31
                                                    ---------------------------
(Thousands)                                                1997            1996
-------------------------------------------------------------------------------
Deferred tax assets
   Foreign tax loss and credit carryforwards            $11,520         $13,979
   U.S. tax benefits on deferred foreign income           1,134           2,252
   Accruals                                               6,795           7,089
   Intangibles                                               --           1,156
   Pensions                                                 951           1,513
   Organization costs                                       664             663
   Other                                                    203             106
-------------------------------------------------------------------------------
Total deferred tax assets                               $21,267         $26,758
===============================================================================
Deferred tax liabilities
   Property, plant and equipment                        $37,060         $37,560
   U.S. liability on German deferred tax assets           7,438           9,348
   Cumulative translation adjustment                      4,249           6,649
   Inventories                                            1,061           1,761
   Intangibles                                              472              --
   Other                                                  1,024             295
-------------------------------------------------------------------------------
Total deferred tax liabilities                          $51,304         $55,613
===============================================================================

-------------------------------------------------------------------------------
14. Other
    Information

Repair and maintenance expenses were $19,778,000, $19,695,000 and $19,330,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Other (expense)--net includes net foreign currency transaction losses of ($238,000) and ($358,000) for the years ended December 31, 1997 and 1995, respectively, and gains of $1,002,000 for the year ended December 31, 1996. Also included are taxes other than on income of ($691,000), ($1,152,000) and ($1,162,000) for the years ended December 31, 1997, 1996 and 1995, respectively.

  Deferred taxes included in the translation adjustments for 1997, 1996 and 1995 were ($2,449,000), ($1,309,000) and $1,093,000, respectively.

-------------------------------------------------------------------------------
15. Supplemental
    Cash Flow
    Information


(Thousands)                                   1997          1996          1995
------------------------------------------------------------------------------
Cash paid during the year for
   Interest                               $  3,768      $    768      $    918
   Income taxes (net of refunds)          $  9,267      $  5,290      $    802
------------------------------------------------------------------------------
Bank debt
   Borrowings                             $ 19,584      $ 79,660      $ 38,300
   Repayments                              (14,382)      (23,589)      (34,301)
------------------------------------------------------------------------------
Net proceeds from borrowings              $  5,202      $ 56,071      $  3,999
===============================================================================


-------------------------------------------------------------------------------
16. Geographic
    Information

Net sales by the Company's operations in certain geographic areas, transfers between geographic areas and income from operations for 1997, 1996 and 1995 and identifiable assets, at the end of each year, classified by major geographic areas in which the Company operates, were as follows:


(Thousands)                                    1997           1996           1995
----------------------------------------------------------------------------------
Sales to unaffiliated customers
   U.S.                                    $227,230       $192,817       $182,414
   Europe                                   100,270         97,379        109,484
----------------------------------------------------------------------------------
                                           $327,500       $290,196       $291,898
==================================================================================
Transfers between areas
   U.S.                                    $ 12,867       $ 11,231       $  9,340
   Europe                                     8,225         10,394          6,958
----------------------------------------------------------------------------------
                                           $ 21,092       $ 21,625       $ 16,298
==================================================================================
Income from operations
   U.S.                                    $ 32,170       $ 29,709       $ 27,714
   Europe                                     7,979          6,024          7,011
   Eliminations                              (1,788)        (1,981)        (1,284)
----------------------------------------------------------------------------------
                                           $ 38,361       $ 33,752       $ 33,441
==================================================================================
Identifiable assets, end of year
   U.S.                                    $331,668       $294,368       $229,740
   Europe                                    93,275        104,587        109,234
   Eliminations                              (1,486)        (1,704)          (973)
----------------------------------------------------------------------------------
                                           $423,457       $397,251       $338,001
==================================================================================

  Transfers between geographic areas are at prices in excess of cost and the resultant income is assigned to the geographic area of manufacture. Interarea income remaining in inventories is eliminated in consolidation.

17. Litigation

The Company is a party to an action, Powell Duffryn Terminals, Inc. et al. v. Calgon Carbon Corporation and Rayonier, Inc. CV 497-080 (U.S.D.C. S.D. Ga.), filed in April 1997, by Powell Duffryn Terminals, Inc. ("Powell Duffryn") and sixteen of its insurance carriers. Plaintiffs seek indemnity, contribution and damages as a result of a fire and explosion that occurred on April 10, 1995 at Powell Duffryn's Savannah, Georgia chemical storage facility. Plaintiffs seek to recover all or part of an amount in excess of $57 million paid to resolve claims by third parties and to remediate Powell Duffryn's property and adjoining lands as a result of the fire and approximately $5.5 million allegedly paid by Powell Duffryn's first-party insurer Industrial Risk Insurers ("IRI") for Powell Duffryn's property damage and business interruption claims.

  Plaintiffs contend that the fire was caused as a result of an exothermic reaction occurring in a Calgon Carbon Corporation VentSorb containing BPL activated carbon that Powell Duffryn had connected to three tanks containing flammable Crude Sulfate Turpentine ("CST") in order to control odors. Plaintiffs contend that the Company failed to warn of the potential for a fire from the use of VentSorbs containing activated carbon. Plaintiffs also seek to hold the Company liable for alleged negligent misrepresentation or negligent dissemination of business information.

  The Company denies Plaintiffs' allegations. The Company intends to defend this matter vigorously. The Company is not able to predict at this time the likelihood of, or range of, any adverse outcome or the amount of damages which may be awarded against the Company.

  On August 26, 1997, Plaintiffs' counsel made a demand for damages under O.C.G.A. (S) 51-12-14 for $35 million which encompassed all claims raised by Plaintiffs in the action. The Company rejected this demand.

  The Company has $40 million in excess third-party insurance coverage. The Company and its insurers are currently discussing whether certain "pollution" exclusion clauses in the Company's policies are applicable to all of the claims raised by Plaintiffs. To date, the Company has been unable to ascertain specific damages claimed for "pollution" related damages and "non-pollution" related damages. The Company is also presently investigating whether it has a right of recovery from other parties for any damages it may incur in the action brought against it. At this time, the Company is not able to predict the likelihood of, or range of, a favorable outcome with regard to any insurance coverage or other claims which the Company may have in the event that it is found liable for damages.

-------------------------------------------------------------------------------

18. Basic and
    Diluted
    Net Income
    Per Common
    Share

Computation of basic and diluted net income per common share is performed as follows:

                                                    For the Year Ended 1997     For the Year Ended 1996     For the Year Ended 1995
                                                   ------------------------    ------------------------    ------------------------

                                                      Income         Shares       Income         Shares       Income         Shares
(Dollars in thousands, except per share amounts)  (Numerator)  (Denominator)  (Numerator)  (Denominator)  (Numerator)  (Denominator)
------------------------------------------------------------------------------------------------------------------------------------
Basic Net Income
   Per Common Share
Income available to
   common stockholders                               $21,578     39,696,008      $21,638     40,266,971      $21,345     40,418,860

Effect of Dilutive Securities
   Options                                                           88,911                      71,616                      62,447

Diluted Net Income
   Per Common Share

Income available to common
   stockholders plus
   assumed conversion                                $21,578     39,784,919      $21,638     40,338,587      $21,345     40,481,307
------------------------------------------------------------------------------------------------------------------------------------

Basic Net Income
   Per Common Share                                  $   .54                     $   .54                     $   .53
Diluted Net Income
   Per Common Share                                  $   .54                     $   .54                     $   .53
====================================================================================================================================


  As of December 31, 1997, there were 729,700 options outstanding with exercise prices ranging from $10.50 to $21.88 per share. The diluted earnings per share calculation only included those with an exercise price range of between $10.50 and $13.13 depending on the average stock prices during the period. For the year ended December 31, 1996, options outstanding of 780,100 had an exercise price range from $10.50 to $23.13 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $11.38. For the year ended December 31, 1995, there were 775,000 options outstanding with an exercise price range of between $10.50 and $23.13 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $11.38 per share.

--------------------------------------------------------------------------------

Forward-Looking
Information Safe
Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth and profitability, price increases, cost savings, broader product lines, enhanced competitive posture and acquisitions, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission.

Six-Year Summary Selected Financial and Statistical Data

                                                                                       Year Ended December 31
                                                            ------------------------------------------------------------------------

(Thousands except per share data)                                1997        1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------------

Income Statement Data:
   Net sales                                                 $327,500    $290,196    $291,898    $274,244    $269,424    $298,371
   Income (loss) from operations                             $ 38,361    $ 33,752    $ 33,441    $(16,727)   $ 33,015    $ 46,653
   Interest expense                                          $  4,057    $    752    $    620    $    752    $    984    $  1,347
   Net income (loss) (a)(b)                                  $ 21,578    $ 21,638    $ 21,345    $ (8,609)   $ 19,153    $ 17,983
   Percent of pre-tax income (loss) to sales                     10.1%       11.7%       11.0%      (6.8)%       11.4%       14.7%
Net income (loss) per common share--basic (a)(b)             $    .54    $    .54    $    .53    $   (.21)   $    .47    $    .44
Net income (loss) per common share--diluted (a)(b)           $    .54    $    .54    $    .53    $   (.21)   $    .46    $    .43
Dividends declared per common share                          $    .32    $    .32    $    .80    $    .16    $    .16    $    .16
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at year end):
   Working capital                                           $ 61,216    $ 68,670    $ 84,584    $ 83,279    $ 94,664    $ 74,659
   Total assets                                              $423,457    $397,251    $338,001    $343,484    $337,329    $334,518
   Long-term debt                                            $ 72,297    $ 65,837    $  5,608    $  6,401    $  6,477    $  6,797
   Treasury stock, at cost                                   $ 20,066    $ 20,066    $ 12,328    $ 12,328    $  1,615          --
------------------------------------------------------------------------------------------------------------------------------------

Other Selected Data (at year end):
Return (loss) on average shareholders' equity                      10%         10%         10%        (4)%          8%          8%
Ratio of total debt to total capitalization                        27%         24%          6%         4 %          4%          5%
Current ratio                                                     174%        204%        233%       226 %        347%        266%
Effective tax rate                                               35.3%       36.0%       33.8%     (53.7)%       37.8%       34.9%
Treasury stock                                                  1,761       1,761       1,006       1,006         154          --
Shares outstanding                                             39,743      39,675      40,419      40,419      40,949      40,904
Book value per outstanding common share                      $   5.59    $   5.47    $   5.40    $   5.62    $   6.03    $   5.84
Market value of common stock                                 $  10.75    $  12.25    $  12.00    $  10.00    $  13.00    $  17.63
Price earnings ratio of stock prices                             19.9        22.7        22.6          --        27.7        40.1
Capital expenditures                                         $ 34,411    $ 14,358    $ 12,676    $  7,113    $ 15,114    $ 24,046
Number of registered shareholders                                 866         984       1,102       1,306       1,470       1,503
Number of employees                                             1,341       1,297       1,097       1,267       1,320       1,480
------------------------------------------------------------------------------------------------------------------------------------

(a) After a charge in 1992 of $10.65 million or $.26 per share resulting from the cumulative effect of a change in accounting principle for income taxes.
(b) After a charge in 1994 of $24.25 million or $.59 per share resulting from a restructuring of operations.


Quarterly Financial Data--Unaudited


                                                       1997                                                   1996
                                ----------------------------------------------------       ----------------------------------------

(Thousands except per               1st            2nd            3rd            4th           1st        2nd        3rd        4th

 share data)                    Quarter        Quarter        Quarter        Quarter       Quarter    Quarter    Quarter    Quarter

-----------------------------------------------------------------------------------------------------------------------------------


Net sales                       $79,892        $88,803        $78,382        $80,423       $68,989    $74,945    $69,451    $76,811

Gross profit                    $30,873        $34,123        $30,618        $29,257       $25,760    $27,751    $26,239    $29,846

Net income                      $ 5,432        $ 7,250        $ 5,438        $ 3,458       $ 4,782    $ 6,085    $ 4,406    $ 6,365

===================================================================================================================================

Common Stock Data:

Net income per common

   share (basic and diluted)    $   .14        $   .18        $   .14        $   .09       $   .12    $   .15    $   .11    $   .16

===================================================================================================================================

Average common shares
   outstanding                   39,675         39,677         39,690         39,741        40,419     40,419     40,417     39,816


Common Shares and Market Information

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 866 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

                                                         1997                                               1996
                                        ----------------------------------                 -------------------------------------
Fiscal Quarter                             High          Low       Dividend                  High          Low        Dividend
--------------------------------------------------------------------------------------------------------------------------------
First                                    12 7/8        10 5/8         $.080                13           10 3/4           $.080
Second                                   14 1/4        10 7/8         $.080                14 5/8       11 1/2           $.080
Third                                    15            12             $.080                14            9 1/2           $.080
Fourth                                   13 7/16       10 1/2         $.080                12 1/2        9 3/4           $.080
---------------------------------------------------------------------------------------------------------------------------------