Form 10-K, Exhibit 13
period 1998-12-31
CALGON CARBON CORPORATION
filed 1999-03-25
CIK 812701

MANAGEMENT'S DISCUSSION AND ANALYSIS
Calgon Carbon Corporation

OVERVIEW

Industry

Although overall economic conditions in the United States continued to be strong in 1998, demand for the Company's products for the purification, separation and concentration of liquids and gases declined in most domestic market segments. The European economy overall exhibited a pattern of continued moderate recovery which was reflected in the demand for selected Company products. The continuation of the Asian financial and economic crisis adversely affected sales of both Activated Carbon products and Engineered Systems in that region.

  In both the United States and in Europe, capacity utilization of activated carbon declined due to reduced demand and increased imports, particularly from the Far East. This caused increased pressure on activated carbon pricing resulting in lower prices, both in the United States and in other regions.

The Company

In general, the Company's business reflected the economic patterns in the industry. However, the Company's Activated Carbon business was adversely affected by a number of additional factors. In 1997, the Company completed several large municipal installations in Europe. These installations benefited 1997 sales, but as they were not repeated in 1998, the comparison of 1998 with 1997 suffered. Also, sales in the United States municipal market were weak both because of unusually low seasonal usage, due to fewer severe taste and odor problems, and non-repeat of initial fills. Decreased demand in certain applications in the food market and in industrial environmental applications produced additional negative variances.

  Sales for the Activated Carbon segment decreased by 7.1% versus the prior year. This decrease included volume losses of 5.9%, price decreases of .8% and the negative effect of foreign currency rate changes versus the U.S. dollar of
 .4%.

  In the Engineered Systems segment, sales of the Company's Advanced Oxidation Technologies (AOT) unit exhibited moderate growth due to new product introductions in the municipal market, offsetting the decline in the traditional remediation market. Revenues of the Company's Advanced Separation Technologies
(AST) unit were adversely affected by the Asian financial and economic downturn. In addition, a considerable amount of resources were diverted from new business to perform required warranty work on equipment units which experienced performance and reliability problems. These units were in fabrication or shipped prior to the Company's acquisition of AST. This warranty related effort included activities that should result in the elimination of these problems on new units. These actions included reorganization of personnel and manufacturing processes. This effort is largely completed and sales are reviving with little or no loss of customer acceptance. There were no effects from price or foreign exchange changes in this segment.

  Over the course of 1998, the Company took steps to increase emphasis on new products and the enhancement of performance of businesses acquired in 1996. Also, in the third quarter of 1998, the Company initiated a restructuring plan to reduce costs and realign the organization structure. Once the plan is fully implemented, the Company expects to reduce costs by approximately $10.0 million on an annualized basis.

  In February 1998, the Board of Directors approved $11.7 million for the purchase and implementation of Enterprise Resource Planning (ERP) software and new computer hardware that will run the Company's corporate-wide business system from one computer center in Pittsburgh, Pennsylvania. The system, which has been named "Maestro," began operation in the third quarter of 1998 and is scheduled to be completed in mid-1999. The new system will address potential Year 2000 issues, enhance customer service and reduce costs by permitting more efficient utilization of the Company's resources and will provide "real-time" data for planning, management, financial analysis and reporting.

RESULTS OF OPERATIONS

1998 Versus 1997

Consolidated net sales in 1998 decreased by $26.5 million or 8.1% versus 1997. This decrease was the combination of reduced sales in the Activated Carbon segment of $21.2 million or 7.1% and underruns in the Engineered Systems segment of $5.3 million or 18.9%. The overall sales decrease can primarily be attributed to lower volume associated with both segments and the negative effect of foreign exchange within the Activated Carbon segment. The unfavorable effect of foreign exchange of $1.1 million is related to the strengthening of the U.S. dollar versus the Belgian franc, German deutsche mark and Japanese yen and its weakening versus the British pound sterling compared to 1997. The volume decrease within the Activated Carbon segment can primarily be associated with initial fills both in the United States (corn sweetener and municipal categories) and in Japan (municipal) that occurred in 1997 but did not repeat in 1998. Carbon equipment sales declines, primarily in the cane sugar industry, were also a contributing factor. The decline in the Engineered Systems segment was primarily related to decreases in the Advanced Separation Technologies area as the Company expended resources to perform required warranty work on units in fabrication or shipped prior to the Company's acquisition of this business. Overall, new product sales (sales of products introduced within the past 5 years) were 12% in 1998, virtually the same percentage as in 1997.

  Gross profit before depreciation as a percentage of net sales was 37.5% in 1998 as compared to 38.1% in 1997. The decline in the Activated Carbon segment was primarily the result of a less profitable mix of sales of carbon products. In addition, relatively stable fixed manufacturing costs versus lower sales were somewhat offset by lower variable manufacturing costs. An increase in the Engineered Systems segment was primarily associated with improvements in the Advanced Separation Technologies category due to improved project management and cost control.

  Depreciation and amortization increased by $1.2 million due to spending associated with the Company's new business information system and normal ongoing capital expenditures.

  Selling, general and administrative expenses remained stable in 1998 versus 1997. This was the net effect of unusual expenses in 1998 related to professional fees associated with recent litigations and the Chief Executive Officer search, employment contract settlement fees related to the resignation of the previous Chief Executive Officer and expenses related to training associated with the new business information systems. These expenses were partially offset by the beginnings of expected savings associated with the recent restructuring and continued cost control procedures.

  Research and development expenses also remained constant in 1998 versus 1997. These expenses were 2.8% in 1998 versus 2.5% in 1997 based on the sales revenues in the respective years. This increase was primarily due to reduced sales in 1998.

  In the third quarter of 1998, the Company initiated a worldwide plan to reduce costs and realign the organization structure. Costs associated with this restructuring were $8.1 million and included employee severance and termination benefit costs and asset write offs. This plan is expected to reduce costs by approximately $10.0 million on an annualized basis when fully implemented. These costs were partially offset by the reversal of the unused restructuring reserve of $.7 million from the 1994 closing of the Brilon Wald, Germany plant. Additional information on restructuring charges can be found in Note 3 to the Consolidated Financial Statements.

  Interest expense increased in 1998 by $.7 million due primarily to increased debt.

  The increase in other (expense) during 1998 versus 1997 was primarily due to an increase in taxes, other than income taxes.

  The effective tax rate in 1998 was 36.1% versus 35.3% in 1997. The increase was due to decreased benefits associated with foreign income, primarily related to exchange rates, mitigated by overall foreign tax losses.

1997 Versus 1996

Consolidated net sales in 1997 increased by $37.3 million or 12.9% versus 1996. This increase was the result of increases in both the Activated Carbon and Engineered Systems segments of $16.1 million or 5.7% and $21.2 million, respectively. The overall increase can be primarily associated with the 1996 acquisition program but also included worldwide volume and price increases. These increases were partially offset by the net negative effect of foreign exchange, in the amount of $9.3 million, due to strengthening of the U.S. dollar versus the Belgian franc and German deutsche mark and its weakening against the British pound sterling. The increases associated with the Activated Carbon segment were related to gains in the U.S. home water filter and personnel protection areas and improvements in the worldwide municipal category. The increase in the Engineered Systems segment was related to the 1996 acquisition of the Advanced Separation Technologies business.

  Gross profit before depreciation as a percentage of net sales was 38.1% in 1997 compared to 37.4% in 1996. This improvement was the result of Activated Carbon segment sales increases for higher margin products and reduced natural gas prices at its manufacturing facilities and improved margins for the Company's Advanced Oxidation Technologies category, which was all of the Engineered Systems segment in 1996.

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

YEAR 2000

The Company has continued to address the Year 2000 issues related to both information technology and non-information technology aspects. The following discussion is a description of activities, results and expectations on each of these fronts.

General Comments

A task force was established in 1997 to identify all potential areas of material risk and to make required modifications as they relate to business computer systems, technical infrastructure, end user computing, suppliers, customers and manufacturing systems.

  All key suppliers of material, services and equipment have been surveyed regarding their Year 2000 compliance and their responses are being analyzed. Sixty percent of the surveys have been returned and of those, 89% indicate that they are now compliant.

  Further, all purchase orders for new software and/or hardware include a statement, that by acceptance of the purchase order, the vendor is certifying compliance.

  Business contingency plans are being developed for all locations to mitigate risks associated with potential loss of utilities, wide-area networks, etc. These plans will be finalized by the third quarter of 1999.

Information Technology

To ensure Year 2000 compliance, the Company is engaged in a program to modernize and replace its computerized production control and management information systems with SAP. SAP is an enterprise-wide business system that was installed to replace the previous legacy system. Although Year 2000 compliance is not the primary purpose of the program, the new system is scheduled to be in place, in the U.S. and Europe, by the second quarter of 1999 and is expected to be Year 2000 ready. The installation of SAP at a majority of locations was completed as of October 1, 1998, and the system is currently performing as expected. The two remaining locations will begin to use SAP in the second quarter of 1999. Final testing of SAP's Year 2000 compliance is scheduled to occur between now and April 1, 1999.

  Included in the above activity is the replacement of the existing human resource system. This task is expected to be completed during the second quarter of 1999. No known supplier issues are involved.

  Year 2000 compliance audit of the Company's personal computers and related software is 71% complete. This audit is targeted to be completed during the first quarter of 1999. Results thus far indicate that approximately 30% are non-compliant. The majority of these non-compliant personal computers are scheduled to come off lease in 1999 and will therefore be replaced via the Company's existing lease program. The remainder will be remediated by June 30, 1999.

  Other than expenditures discussed elsewhere in this report related to replacement of its worldwide information systems, additional costs for Year 2000 compliance are not expected to be material to the operating results.

Non-Information Technology

The Company has established a task team to identify and resolve the millennium date rollover issues in its manufacturing processes worldwide. This focus is on process related technology and other devices with embedded microprocessors which are used to control the manufacturing processes or operate security, communication or building services. The initial phase of planning and awareness was completed in early 1998. The inventory phase was completed during the second quarter of 1998 for both the domestic and European manufacturing facilities. The compliance status of all but 1-2% of devices has been determined. Approximately 95% of all devices are compliant. Most of the undefined devices are laboratory instruments and none of the unknowns are classified as critical to sustaining operations. Detailed definition and implementation of solutions is currently under way and will be completed in the first half of 1999. Necessary corrective actions have been determined for 50% of the non-complying devices. Live testing of large manufacturing systems will begin in the first quarter of 1999 at the Pearl River, Mississippi and Feluy, Belgium plants. The findings of these tests will help determine the validity of the initial compliance assessment and what other manufacturing facilities and equipment should be tested. These tests would be conducted during scheduled plant outages in the second quarter of 1999. With this plan, the manufacturing control systems are on track to be Year 2000 ready in the third quarter of 1999.

  Compliance of devices has largely been established initially on vendor issued statements. A third party consultant was employed to assist in organizing the records and the initial round of vendor compliance checks.

  The costs to address the Company's Year 2000 issues in manufacturing have been estimated in the range of $.5 to $.8 million. Costs through 1998 total about $.2 million.

These expense items include third party consultant fees and costs to upgrade or replace non-compliant devices. None of the components of the estimate were contemplated for reasons other than Year 2000 readiness.

  The task team is making efforts to ensure that all devices will be Year 2000 ready, however, since the assessment process is still under way, it is not possible to guarantee the results at this point. It is expected that all manufacturing operations will be ready and operable. However, if a significant uncertainty arises at any time, a plan will be developed in the third quarter of 1999 to focus efforts on those devices critical to operation of the production process(es). Devices that are informational only or non-critical to operation will then be deferred until the operability of the process(es) is ensured.

  The Company anticipates that the most likely worst case Year 2000 scenario, if one were to occur, would be the inability of third party suppliers such as utility providers, telecommunication companies and other critical suppliers to continue providing their products and services. This possible scenario could pose the most significant threat to the operation of the Company's facilities along with associated environmental and potential financial consequences. If this would occur, new suppliers would be contacted immediately.

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

WORKING CAPITAL AND LIQUIDITY

Positive cash flow provided by operating activities was $26.9 million for the year ended December 31, 1998, primarily from net earnings before non-cash charges of depreciation and amortization and restructuring write downs, which were offset by increased investment in working capital.

  The working capital increase was caused by increased inventory levels and decreased payables and was partially offset by lower receivables. Inventories increased $8.3 million to $57.8 million due to higher production output in connection with manufacturing productivity and softer than expected sales relative to production. The Company expects to reduce its inventory levels through higher 1999 sales volumes and use of its new information systems to better balance product output with expected sales activity. The Company's restructuring reserve decreased $1.4 million due to the addition of the 1998 restructuring charge offset by cash outlays for employee severance costs and benefits and the final disposition of the Brilon Wald, Germany property. The balance in the reserve will be paid during the first half of 1999. Savings under the 1998 restructuring plan due to staff reductions approximated $1.0 million in the fourth quarter of 1998. When the Plan is fully implemented during 1999, annualized savings are expected to be $10.0 million. Cash provided from decreased accounts receivables was due to lower fourth quarter 1998 sales compared with the same 1997 period. Additionally, days sales outstanding, a measure of accounts receivable turnover into cash, improved to 69 days at December 31, 1998 from 76 days at December 31, 1997. This reduction in average collection period also contributed to lower accounts receivable at December 31, 1998. Currently maturing debt and short-term borrowings increased $12.5 million to $22.1 million at December 31, 1998. The net impact of foreign currency translation increased working capital by $1.6 million reflecting spot foreign exchange rates at December 31 of 1998 and 1997.

  Total debt at December 31, 1998 was $93.2 million, an increase of $11.3 million, primarily to support working capital changes. The Company's unused credit availability at December 31, 1998 was $31.6 million under its two one-year United States credit lines and 23.1 million German deutsche mark ($13.8 million) from its German credit facility. The Company expects to refinance or renew its short-term bank lines prior to their maturity in 1999.

  During 1998, the Board of Directors authorized an open market repurchase program for up to 2,000,000 shares of the Company's common stock. The Company acquired 1,000,200 shares at a cost of $6.9 million under this program through year end.

  The Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's operating results, financial condition, cash requirements of its businesses, future prospects and other factors considered relevant by the Board of Directors. During 1998, the Company paid dividends at a rate of $.32 per share for a total amount of $12.7 million. At the February 2, 1999 Board meeting, the regular dividend of $.08 per common share was declared and will be paid on April 1, 1999.

  The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

CAPITAL EXPENDITURES AND INVESTMENTS

Capital expenditures were $19.4 million in 1998, $34.5 million in 1997 and $14.4 million in 1996. The 1998 expenditure amount consists primarily of spending associated with the new business information system in the amount of $8.7 million, capacity expansion and cost reduction related spending at the Big Sandy, Kentucky and Feluy, Belgium plants of $3.7 million and $1.8 million, respectively, and domestic service customer capital of $1.2 million. Included in the 1997 spending amount were also capacity expansion and cost reduction projects at the Big Sandy, Kentucky; Pearl River, Mississippi; and Feluy, Belgium plants in the amounts of $13.2 million, $2.8 million and $3.6 million, respectively, and an improved coal handling system at the Big Sandy, Kentucky plant in the amount of $7.0 million. The major 1996 spending was associated with capacity expansions at the Big Sandy, Kentucky and Feluy, Belgium plants of $6.0 million and $1.2 million, respectively, and for domestic service customer capital of $2.9 million. Capital expenditures for 1999 are projected to be approximately $19.0 million and are to include carbon production capacity increases for selected products both in the United States and in Europe, domestic service customer capital and the remainder of the costs associated with the new computer hardware and software to operate the Company's corporate-wide business system.

  The 1998 purchase of businesses amount represents the continuation of cash expenditures for Advanced Separations Technologies Incorporated (a 1996 acquisition) project failures for projects completed before the acquisition (see
Note 2 to the Consolidated Financial Statements).

  The 1997 purchase of businesses amount of $4.5 million includes an increase to the purchase price for AST of $.5 million, cash expended for the aforementioned AST project failures of $2.7 million, payments of accruals related to the 1996 acquisitions of $.8 million and a net expenditure of $.6 million which increased the Company's ownership percentage in Calgon Far East Co., Ltd., its Japanese joint venture. The increased purchase price for AST was due to a higher level of "Adjusted Closing Net Current Assets" than stated in the purchase agreement. The increased investment in Calgon Far East Co., Ltd. was effective July 1, 1997 and increased the Company's ownership of that entity from 50% to 60% giving it a controlling interest. Cash expended for this increase in ownership was $1.1 million and was partially offset by cash on this entity's July 1, 1997 balance sheet of $.5 million resulting in a net purchase of business amount of $.6 million.

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

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro Dollar-based rates or prime rates and the carrying value approximates fair value.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars. The Company has made limited use of forward currency contracts to manage these exposures. At December 31, 1998, no forward contracts were outstanding. Non-derivative financial instruments subject to foreign exchange exposure are limited to a foreign currency denominated loan of 14.0 million Canadian dollars as described in Note 7 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No., 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in fair value of the recognized asset or liability are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. This pronouncement is required to be adopted in periods beginning after June 15, 1999. Adoption of this statement would have no impact on the current year financial statements or results; however, it could impact future periods if derivative instruments are used to manage the risks of the Company.

REPORT OF MANAGEMENT
Calgon Carbon Corporation

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

  In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their responsibility is to examine the Company's financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the fairness of presentation of the statements.

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

REPORT OF PRICEWATERHOUSECOOPERS LLP INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calgon Carbon Corporation (the Company) and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As explained in Note 1 to the Consolidated Financial Statements, the Company has given retroactive effect to the change in accounting for its inventories from the last-in, first-out method to the first-in, first-out method.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 9, 1999

CONSOLIDATED STATEMENT OF INCOME
Calgon Carbon Corporation

                                                                    Year Ended December 31
                                                           -----------------------------------------
(Dollars in thousands except per share data)                   1998            1997            1996
----------------------------------------------------------------------------------------------------
Net Sales                                                  $301,040        $327,500        $290,196
----------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)              188,126         202,778         181,518
Depreciation and amortization                                21,612          20,436          19,049
Selling, general and administrative expenses                 56,076          56,211          50,277
Research and development expenses                             8,437           8,331           6,518
Restructuring charges                                         7,349           1,532              --
----------------------------------------------------------------------------------------------------
                                                            281,600         289,288         257,362
----------------------------------------------------------------------------------------------------

Income from operations                                       19,440          38,212          32,834
Interest income                                                 181             325           1,551
Interest expense                                             (4,771)         (4,057)           (752)
Other (expense)--net                                         (1,834)         (1,440)           (742)
----------------------------------------------------------------------------------------------------
Income before income taxes and minority interest             13,016          33,040          32,891
Provision for income taxes                                    4,699          11,661          11,830
----------------------------------------------------------------------------------------------------
Income before minority interest                               8,317          21,379          21,061
Minority interest                                               (48)            105              --
----------------------------------------------------------------------------------------------------
Net income                                                    8,269          21,484          21,061
Other comprehensive income (loss), net of tax (benefit)
  of $1,017, ($2,400) and ($1,310), respectively              1,889          (4,458)         (2,433)
----------------------------------------------------------------------------------------------------
Comprehensive Income                                       $ 10,158       $  17,026       $  18,628
----------------------------------------------------------------------------------------------------
Net income per common share (basic and diluted)            $    .21       $     .54       $     .52
----------------------------------------------------------------------------------------------------
Weighted average shares, in thousands                        39,504          39,696          40,267
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Calgon Carbon Corporation

                                                                             December 31
                                                                     ---------------------------
(Dollars in thousands)                                                    1998             1997
------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                          $   1,325       $    7,982
  Receivables                                                           56,463           67,888
  Inventories                                                           57,816           49,560
  Other current assets                                                  14,236           14,161
------------------------------------------------------------------------------------------------
    Total current assets                                               129,840          139,591
Property, plant and equipment, net                                     189,250          187,629
Intangibles                                                             78,342           80,971
Other assets                                                             9,562           10,849
------------------------------------------------------------------------------------------------
    Total assets                                                      $406,994         $419,040
------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
  Long-term debt due within one year                                 $  22,131         $  9,617
  Accounts payable and accrued liabilities                              33,704           47,563
  Restructuring reserve                                                  4,909            6,282
  Payroll and benefits payable                                          10,141           14,252
  Accrued income taxes                                                     933            4,625
------------------------------------------------------------------------------------------------
    Total current liabilities                                           71,818           82,339
Long-term debt                                                          71,101           72,297
Deferred income taxes                                                   42,641           37,182
Other liabilities                                                        9,826            6,463
------------------------------------------------------------------------------------------------
    Total liabilities                                                  195,386          198,281
------------------------------------------------------------------------------------------------
Minority interest                                                        1,622            1,378
------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 16)                                     --               --
------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common shares, $.01 par value, 100,000,000 shares authorized,
   41,503,960 shares issued                                                415              415
  Additional paid-in capital                                            62,868           62,868
  Retained earnings                                                    163,911          168,275
  Accumulated other comprehensive income                                 9,778            7,889
------------------------------------------------------------------------------------------------
                                                                       236,972          239,447
  Treasury stock, at cost, 2,761,500 and 1,761,300 shares              (26,986)         (20,066)
------------------------------------------------------------------------------------------------
    Total shareholders' equity                                         209,986          219,381
------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                        $406,994         $419,040
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Calgon Carbon Corporation

                                                                               Year Ended December 31
                                                                     -------------------------------------------
(Dollars in thousands)                                                    1998           1997              1996
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                           $   8,269       $ 21,484        $   21,061
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization                                         21,612         20,436            19,334
  Non-cash restructuring asset and liability write downs                   434             --                --
  Employee benefit plan provisions                                         423            488               523
  Changes in assets and liabilities--net of effects from
    purchase of businesses, exchange and non-cash
    restructuring asset and liability write downs:
    (Increase) decrease in receivables                                  12,595         (3,264)            3,957
    (Increase) in inventories                                           (7,248)        (7,316)             (363)
    (Increase) decrease in other current assets                           (179)        (2,215)               92
    (Decrease) in restructuring reserve                                 (1,053)          (544)           (3,006)
    Increase (decrease) in accounts payable and accruals               (14,315)         6,366             4,933
    Increase in long-term deferred income taxes (net)                    5,220          3,526             1,578
  Other items--net                                                       1,159         (1,421)           (1,723)
----------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           26,917         37,540            46,386
----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
  Purchase of businesses                                                (6,055)        (4,546)          (92,633)
  Property, plant and equipment expenditures                           (19,375)       (34,481)          (14,375)
  Proceeds from disposals of equipment                                     830          1,607             1,006
----------------------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                            (24,600)       (37,420)         (106,002)
----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Net proceeds from borrowings                                          11,183          5,202            56,071
  Treasury stock purchases                                              (6,920)            --            (7,738)
  Common stock dividends                                               (12,708)       (12,697)          (12,733)
  Other                                                                     --            767               116
----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                 (8,445)        (6,728)           35,716
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   (529)          (849)             (750)
----------------------------------------------------------------------------------------------------------------
(Decrease) in cash and cash equivalents                                 (6,657)        (7,457)          (24,650)
Cash and cash equivalents, beginning of period                           7,982         15,439            40,089
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                             $   1,325       $  7,982        $   15,439
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Calgon Carbon Corporation

                                                                           Accumulated
                                 Common           Additional                     Other                  Treasury Stock
                                 Shares   Common     Paid-In   Retained  Comprehensive              ----------------------
(Dollars in thousands)           Issued   Shares     Capital   Earnings         Income  Sub-Total      Shares      Amount     Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995   41,424,960     $414     $61,986   $151,307        $14,780   $228,487   1,006,100    $(12,328) $216,159

1996
Net income                           --       --          --     21,061             --     21,061          --          --    21,061
Employee stock plans             11,000       --         116         --             --        116          --          --       116
Common stock dividends
  Cash ($.32 per share)              --       --          --    (12,875)            --    (12,875)         --          --   (12,875)
Translation adjustments              --       --          --         --         (2,433)    (2,433)         --          --    (2,433)
Treasury stock purchased             --       --          --         --             --         --     755,200      (7,738)   (7,738)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996   41,435,960      414      62,102    159,493         12,347    234,356   1,761,300     (20,066)  214,290
------------------------------------------------------------------------------------------------------------------------------------


1997
Net income                           --       --          --     21,484             --     21,484          --          --    21,484
Employee stock plans             68,000        1         766         --             --        767          --          --       767
Common stock dividends
  Cash ($.32 per share)              --       --          --    (12,702)            --    (12,702)         --          --   (12,702)
Translation adjustments              --       --          --         --         (4,458)    (4,458)         --          --    (4,458)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997   41,503,960      415      62,868    168,275          7,889    239,447   1,761,300     (20,066)  219,381
------------------------------------------------------------------------------------------------------------------------------------


1998
Net income                           --       --          --      8,269             --      8,269          --          --     8,269
Common stock dividends
  Cash ($.32 per share)              --       --          --    (12,633)            --    (12,633)         --          --   (12,633)
Translation adjustments              --       --          --         --          1,889      1,889          --          --     1,889
Treasury stock purchased             --       --          --         --             --         --   1,000,200      (6,920)   (6,920)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998   41,503,960     $415     $62,868   $163,911        $ 9,778   $236,972   2,761,500    $(26,986) $209,986
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Calgon Carbon Corporation

1. STATEMENT OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Operations

The Company's operations are principally conducted in two business segments. Both segments include the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. One segment, Activated Carbon, relies on activated carbon as a base material, while, the other, Engineered Systems, relies on a variety of other methods and materials which do not involve activated carbon. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in the Far East and Latin America.

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

Foreign Currency Translation

Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income and are accumulated in a separate component of shareholders' equity, net of tax effects. Transaction gains and losses are included in income.

Revenue Recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers except for major equipment projects where revenues are recognized under the percentage of completion method.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method (see Change in Accounting Method section below).

Change in Accounting Method

Effective with the third quarter of 1998, the Company changed its method of valuing inventory from the last-in, first-out method (LIFO) to the first-in, first-out (FIFO) method. For a number of years the Company experienced decreases in the cost of materials used in its production processes. The decreasing cost environment has resulted in valuation of inventory above current replacement costs and, if such trends persist, could have led to lower-of-cost or market adjustments in the future. As a result, the Company believes that the FIFO method is preferable and will provide more useful information.

  The change has been applied to prior periods by retroactively restating the financial statements as required by generally accepted accounting principles. The effect of this restatement was to reduce retained earnings as of January 1, 1996 by $2,028,000. The accounting change increased (decreased) net income by $854,000 or $.02 per share for the six months ended June 30, 1998 (last reported period before the change) and by ($94,000), with no impact on previously reported earnings per share for the year ended December 31, 1997 and by ($577,000) or ($.02) per share for the year ended December 31, 1996.

Property, Plant and Equipment

Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from twenty to thirty years for buildings and land improvements, fifteen years for machinery and equipment, ten years for customer capital, seven to ten years for furniture and vehicles and seven years for the capitalized portion of the recently implemented enterprise resource planning system.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill).

Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets, including goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted this statement upon its issuance and has determined that no impairment loss need be recognized.

Reclassification

Certain prior year amounts have been reclassified to conform with the 1998 presentation.

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

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

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

Segments

In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 18 to the Consolidated Financial Statements). Prior to this adoption, the Company reported one business segment.

2. Acquisitions
--------------------------------------------------------------------------------

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

  In June 1996, Calgon Carbon Canada, Inc. acquired the common stock of Solarchem Enterprises Inc. This purchase, along with the perox-pure/TM/ purchase, broadened the Company's coverage in the oxidative water treatment market.

This business has assembly and office space in Markham, Ontario, Canada.

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements from June 3, 1996, the effective date of the acquisition. The cost was $10,998,000 in cash.

  In December 1996, Chemviron Carbon Ltd. acquired the common stock of Charcoal Cloth (International) Limited and Charcoal Cloth Limited from CCL Holdings Limited. The acquired companies, with manufacturing and office facilities, are located near Newcastle, England and produce activated carbon in cloth form for odor control in medical and industrial applications. The textile properties are suitable for applications where granular activated carbon is not feasible. These products also exhibit electrical properties which make them useful in applications other than those in which other forms of activated carbon are utilized.

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements effective December 30, 1996. The cost was approximately $4,114,000 in cash.

  On December 31, 1996, the Company purchased the common stock of Advanced Separation Technologies Incorporated (AST) from Progress Capital Holdings, Inc. and Potomac Capital Investment Corporation. AST is headquartered in Lakeland, Florida, where there are equipment assembly and office facilities. AST designs and assembles proprietary separation equipment that employs continuous ion exchange and continuous chromatography technologies. AST serves both the industrial process and environmental markets worldwide and is a leader in supplying separation systems to the lysine and corn syrup industries.

  The acquisition was accounted for by the purchase method and is included in the consolidated financial statements effective December 31, 1996. The initial cost was $71,262,000 in cash.

  Application of purchase accounting to the acquisitions at December 31, 1997 resulted in recognization of goodwill of $69,313,000 and other intangible assets of $3,907,000.

  During 1997, at AST, the Company recognized additional costs, primarily related to design and mechanical failures on projects which the sellers represented to be substantially complete as of December 31, 1996. A significant portion of these costs was related to design and/or other defects on critical components which the Company believes were known to the AST management and its owners as of December 31, 1996. The net additional estimated cost incurred and accrued as of December 31, 1997 on these projects of approximately $9,700,000 has been considered as additional acquisition costs and accordingly goodwill has been increased to reflect these costs.

  On January 12, 1998, the Company filed a claim for unspecified damages in the United States District Court in the Western District of Pennsylvania alleging among other things that Progress Capital Holdings and Potomac Capital Investment Corporation materially breached various AST financial and operational representations and warranties included in the Stock Purchase Agreement. The Company continues to believe that it has a reasonable basis for this claim and intends to vigorously pursue reimbursement for damages sustained. Neither the Company nor its counsel can predict with certainty the amount, if any, of recovery that will be obtained from the defendants in this matter. The Company has not recorded a receivable for this gain contingency pending further developments in the litigation.

  Except for the acquisition of AST, the results of operations on a pro forma basis for the Company's other acquisitions are not presented as the effects are not material to the consolidated financial statements individually or in the aggregate.

  Unaudited pro forma results of operations for the year ended December 31, 1996 included in the 1996 Notes to the Consolidated Financial Statements of the Company reflected net income of $21,411,000 or $.53 per share (on net sales of $317,514,000). These amounts assumed the AST acquisition occurred on January 1, 1995. Assuming that the entire $9,700,000 referred to above should have been reflected in the 1996 AST historical financial statements, pro forma net income for the year ended December 31, 1996 would have been approximately $15,100,000.

  The pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations had been combined during the entire period presented and is not intended to be a projection of future results.

3. Restructuring Charges
--------------------------------------------------------------------------------

In the third quarter of 1998, the Company initiated a worldwide plan to reduce costs and realign the organization structure. The implementation was begun in September 1998 and is expected to be completed during the second quarter of 1999. With the exception of the asset write offs, these restructuring charges required cash outlays. The number of planned employee separations for this restructuring was 131. Separations through December 31, 1998 were 106.

  During the fourth quarter of 1998, the Company essentially concluded its 1994 restructuring plan by transferring ownership of the Brilon Wald, Germany plant to the local community. The plant was shut down in 1995. The transaction provided that the Company contributed 9,000,000 deutsche mark (approximately $5,300,000) to the community to be used for demolition and development costs. These costs had been accrued by the Company through the initial restructuring plan. An excess accrual in the amount of $744,000 resulted in a favorable adjustment to restructuring charges.

  During the fourth quarter of 1997, the Company initiated a plan to consolidate the manufacturing operations and research activities of its Advanced Oxidation Technologies unit in Tucson, Arizona to its Markham, Ontario, Canada site. This consolidation was completed during the first quarter of 1998.

  The following table sets forth the Company's restructuring charges for the years ended December 31, 1998 and 1997:

                                                                  Year Ended December 31
                                                                  ----------------------
(Thousands)                                                         1998            1997
----------------------------------------------------------------------------------------
Employee severance and termination benefit costs                  $6,303          $   96
Asset write offs                                                   1,178           1,201
Other costs                                                          612             235
----------------------------------------------------------------------------------------
                                                                  $8,093          $1,532
Excess Brilon Wald, Germany accrual                                 (744)             --
----------------------------------------------------------------------------------------
Total                                                             $7,349          $1,532
----------------------------------------------------------------------------------------

The restructuring reserve balances at December 31, 1998 and 1997 included:

                                                                       December 31
                                                                  ---------------------
(Thousands)                                                         1998           1997
---------------------------------------------------------------------------------------
1998 Plan
  Employee severance and termination benefit costs                $4,393        $    --
  Other costs                                                        407             --
---------------------------------------------------------------------------------------
                                                                  $4,800        $    --

1994 Plan
  Demolition, disposition and environmental costs associated
    with the closing of the Brilon Wald, Germany plant               109          6,282
---------------------------------------------------------------------------------------
Total                                                             $4,909         $6,282
---------------------------------------------------------------------------------------

4. Inventories
--------------------------------------------------------------------------------

                                                                         December 31
                                                                  -------------------------
(Thousands)                                                         1998              1997
-------------------------------------------------------------------------------------------
Raw materials                                                     $   12,943    $   11,524
Finished goods                                                        44,873        38,036
-------------------------------------------------------------------------------------------
Total                                                             $   57,816    $   49,560
-------------------------------------------------------------------------------------------

5. Property, Plant and Equipment
--------------------------------------------------------------------------------

                                                                         December 31
                                                                  -------------------------
(Thousands)                                                         1998              1997
-------------------------------------------------------------------------------------------
Land and improvements                                             $   13,524    $   13,074
Buildings                                                             22,767        22,324
Machinery and equipment                                              305,278       292,453
Furniture and vehicles                                                19,450        11,016
-------------------------------------------------------------------------------------------
                                                                   $ 361,019     $ 338,867
Less accumulated depreciation                                       (171,769)     (151,238)
-------------------------------------------------------------------------------------------
Net                                                                $ 189,250     $ 187,629
-------------------------------------------------------------------------------------------

6. Intangibles
--------------------------------------------------------------------------------

The following summarizes intangible assets, net of accumulated amortization of $4,341,000 and $2,360,000 at December 31, 1998 and 1997, respectively:

                                                                         December 31
                                                                  -------------------------
(Thousands)                                                         1998              1997
-------------------------------------------------------------------------------------------
Goodwill                                                          $   74,638    $   77,122
Other                                                                  3,704         3,849
-------------------------------------------------------------------------------------------
Total                                                             $   78,342    $   80,971
-------------------------------------------------------------------------------------------

7. Long-Term Debt
--------------------------------------------------------------------------------

                                                                         December 31
                                                                  -------------------------
(Thousands)                                                         1998              1997
-------------------------------------------------------------------------------------------
United States credit facilities                                   $   68,400    $   55,100
Term loan                                                              9,044         9,789
Pollution control debt and Industrial revenue bonds                    8,234         8,342
German credit facility                                                 1,130            --
Other                                                                  6,424         8,683
-------------------------------------------------------------------------------------------
Total                                                             $   93,232    $   81,914
Less current maturities of long-term debt                            (22,131)       (9,617)
-------------------------------------------------------------------------------------------
Net                                                               $   71,101    $   72,297
-------------------------------------------------------------------------------------------

United States Credit Facilities

The United States credit facilities, which total $100 million, are comprised of a five-year unsecured $50-million, multi-bank credit facility expiring March 2002 and two 364-day unsecured credit lines totaling $50 million expiring April and May 1999. The Company is currently renegotiating the terms of these lines. Annual facility fees are paid on each of the lines. Availability under these credit facilities at December 31, 1998 was $31.6 million. The interest rate is based upon Euro Dollar-based rate with other interest rate options available. The weighted average interest rate on the loans outstanding was 5.6% at December 31, 1998.

Term Loan

In June 1996, the Company entered into a five-year unsecured $9,044,000 (14 million Canadian dollars) term loan with a Canadian bank. The interest rate is based upon either the bank's Prime Rate or a Bankers Acceptance Rate. As of December 31, 1998, the interest rate was 5.6%.

Pollution Control Debt and Industrial Revenue Bonds

The City of Ashland, Kentucky Floating Rate Pollution Control Revenue bonds totaling $5.1 million bear interest at a floating rate and are due October 1, 2006. As of December 31, 1998, the interest rate was 4.3%. These pollution control bonds are secured by certain pollution control assets located at the Company's Big Sandy, Kentucky plant. The German pollution control loan matures in 2000 and has a fixed interest rate of 6.0%.

  The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a floating rate and mature in May 2009. The interest rate as of December 31, 1998 was 4.2%. These Bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

German Credit Facility

The Company maintains a bank credit facility in Germany which provides for borrowings up to $14.9 million (25 million deutsche mark). The facility has no set maturity date and is made available on an "until further notice" basis. No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available. Availability under this credit facility at December 31, 1998 was $13.8 million (23.1 million deutsche mark). The weighted average interest rate on the loans outstanding at December 31, 1998 was 4.4%.

Other

Other consists of borrowings primarily from Japanese banks at various interest rates ranging from 1.3% to 4.4% and maturities through 2007. The weighted average interest rate on the loans outstanding was 3.2% at December 31, 1998.

Restrictive Covenants

The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to capital and operating income to interest expense. At December 31, 1998, the Company was in compliance with all covenants relating to the credit facilities in the United States. The German credit facility and the Canadian term loan have no financial covenants.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates and accordingly the carrying value of these obligations approximate their fair value.

Maturities of Debt

The Company is obligated to make principal payments on debt outstanding at December 31, 1998 of $22,131,000 in 1999, $914,000 in 2000, $9,913,000 in 2001,
$50,778,000 in 2002 and $626,000 in 2003.

8. LEASE COMMITMENTS
--------------------------------------------------------------------------------

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles.

  Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $7,048,000 in 1999, $5,706,000 in 2000, $4,514,000 in 2001, $4,089,000 in 2002, $3,967,000 in
2003 and $11,327,000 thereafter.

  Total rental expenses on all operating leases were $7,097,000, $7,195,000 and $7,136,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

On July 13, 1993, the Board of Directors authorized the Company to purchase up to 2,000,000 shares, or approximately 5% of its common stock. This authorization resulted in the purchase of 1,761,300 shares. On August 24, 1998, the Board of Directors authorized the purchase of an additional 2,000,000 shares. In conformance with those authorizations, purchases have been made from time to time and the repurchased shares are held as treasury stock. During 1998, 1,000,200 shares were purchased at a cost of $6,920,000. No shares were purchased during 1997. During 1996, 755,200 shares were purchased at a cost of $7,738,000. As of December 31, 1998, the Company had purchased 2,761,500 shares of its common stock at an aggregate cost of $26,986,000. At December 31, 1997, the Company had purchased 1,761,300 shares at a cost of $20,066,000.

  The Board of Directors adopted a Stockholder Rights Plan in January 1995 designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995 and thereafter. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the rights for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value. The Rights can be redeemed by the Board of Directors under certain circumstances, in which case the Rights will not be exchangeable for shares.

10. Stock Compensation Plans
--------------------------------------------------------------------------------

At December 31, 1998, the Company had two stock-based compensation plans that are described below.

Fixed Stock Option Plan

The Company had an Employee Stock Option Plan for officers and other key employees of the Company. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive" with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option.

  "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant primarily in five equal annual installments and are no longer exercisable after the expiration of eight to ten years from the date of grant.

  A summary of the Plan activity for the years ended December 31, 1998, 1997 and 1996 is presented below:

                                                         1998                        1997                       1996
                                                 ------------------------------------------------------------------------------
                                                               Weighted-                   Weighted-                  Weighted-
                                                                 Average                     Average                    Average
                                                  Shares  Exercise Price     Shares   Exercise Price     Shares  Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                 706,500          $11.19    764,000           $11.45    767,000          $11.36
Granted                                           60,000           11.75     60,000            13.69     68,000           12.06
Exercised                                             --              --    (68,000)           11.27    (11,000)          10.50
Canceled                                         (75,000)          12.39    (49,500)           18.13    (60,000)          11.05
Outstanding at end of year                       691,500           11.11    706,500            11.19    764,000           11.45
Options exercisable at year end                  365,100                    251,600                     185,500
Weighted-average fair value of options
  granted during the year                          $3.32                      $2.49                       $3.41
-------------------------------------------------------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                  Options Outstanding                            Options Exercisable
                    --------------------------------------------------     ------------------------------
                                           Weighted-
                         Number              Average         Weighted-          Number          Weighted-
        Range of    Outstanding            Remaining           Average     Exercisable            Average
 Exercise Prices    at 12-31-98     Contractual Life    Exercise Price     at 12-31-98     Exercise Price
---------------------------------------------------------------------------------------------------------
$10.50 to $17.88        691,500            4.8 Years            $11.11         365,100             $10.95
---------------------------------------------------------------------------------------------------------

Non-Employee Directors' Stock Option Plan

The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $35,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant. The Board of Directors subsequently decided not to implement the amended plan. As a result, there were no grants made under the Non-Employee Directors' Stock Option Plan during 1998. During 1999, the Board of Directors decided to institute the 1993 Non-Employee Directors' Stock Option Plan as amended. There are previously issued options that are still outstanding.

  A summary of the Plan activity for the years ended December 31, 1998, 1997 and 1996 is presented below:

                                                   1998                      1997                      1996
                                            --------------------------------------------------------------------------
                                                         Weighted-                 Weighted-                 Weighted-
                                                           Average                   Average                   Average
                                            Shares  Exercise Price    Shares  Exercise Price    Shares  Exercise Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            23,200          $15.50    16,100          $15.50     8,000          $15.50
Granted                                         --              --     8,400           15.50     8,100           15.50
Canceled                                    (9,500)          15.50    (1,300)          15.50        --              --
Outstanding at end of year                  13,700           15.50    23,200           15.50    16,100           15.50
Options exercisable at year end             13,700                    14,800                     8,000
Weighted-average fair value of options
  granted during the year                       --                     $2.25                    $ 2.82
----------------------------------------------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                  Options Outstanding                            Options Exercisable
                    --------------------------------------------------     ------------------------------
                                           Weighted-
                         Number              Average         Weighted-          Number          Weighted-
                    Outstanding            Remaining           Average     Exercisable            Average
 Exercise Price     at 12-31-98     Contractual Life    Exercise Price     at 12-31-98     Exercise Price
---------------------------------------------------------------------------------------------------------
  $15.50                 13,700            6.9 Years            $15.50          13,700             $15.50
---------------------------------------------------------------------------------------------------------

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

                                                                     Year Ended December 31
                                                                 -----------------------------
(Dollars in thousands except per share data)                       1998       1997        1996
----------------------------------------------------------------------------------------------
Net income                                     As reported       $8,269    $21,484     $21,061
                                                 Pro forma       $8,042    $21,217     $20,740
Net income per common share
  Basic                                        As reported       $  .21    $   .54     $   .52
                                                 Pro forma       $  .20    $   .53     $   .52
  Diluted                                      As reported       $  .21    $   .54     $   .52
                                                 Pro forma       $  .20    $   .53     $   .51
----------------------------------------------------------------------------------------------

  The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                    1998             1997            1996
--------------------------------------------------------------------------
Dividend yield                      4.27%            2.98%           2.67%
Risk-free interest rates            5.80%      6.13%-6.81%     5.10%-6.60%
Expected volatility                   32%          23%-27%         29%-32%
Expected lives of options       10 years        3-5 years         5 years
--------------------------------------------------------------------------

11. EMPLOYEE GROWTH SHARING PLAN
--------------------------------------------------------------------------------

Under the Plan, an employee growth sharing plan pool is calculated as a percentage of the increase in year-to-year pre-tax income. All full-time employees not included in any other incentive compensation plan of the Company are eligible. This plan pool may be adjusted by the Board of Directors at its sole discretion in any plan year in order to reflect any material events that would impact the calculation in either a positive or negative manner. No awards were made under the plan for 1998 or 1997. The pool for distribution for the year ended December 31, 1996 was $143,000.

12. PENSIONS
--------------------------------------------------------------------------------

The Company sponsors defined benefit plans covering substantially all employees. For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998 and a statement of the funded status as of December 31 of both years:

                                                                  December 31
                                                             -------------------

(Thousands)                                                     1998       1997
--------------------------------------------------------------------------------
Reconciliation of benefit obligation
Benefit obligations at January 1                             $43,258    $32,584
Service cost                                                   2,529      2,192
Interest cost                                                  3,148      2,821
Actuarial losses                                               1,747      6,186
Benefits paid                                                 (1,447)      (525)
--------------------------------------------------------------------------------
Benefit obligations at December 31                           $49,235    $43,258
--------------------------------------------------------------------------------

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                       $37,112    $29,271
Actual return on plan assets                                   8,113      7,115
Employer contributions                                         2,017      1,251
Benefits paid                                                 (1,447)      (525)
--------------------------------------------------------------------------------
Fair value of plan assets at December 31                     $45,795    $37,112
--------------------------------------------------------------------------------
Funded status of plans at December 31                        $(3,440)   $(6,146)
Unrecognized net actuarial (gains) losses                     (2,695)       262
Unrecognized prior service cost                                2,480      2,719
--------------------------------------------------------------------------------
Accrued pension cost at December 31                          $(3,655)   $(3,165)
--------------------------------------------------------------------------------

  For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 1998, 1997 and 1996:

                                                    Year Ended December 31
                                            ------------------------------------
(Thousands)                                    1998         1997           1996
--------------------------------------------------------------------------------
Service cost                                $ 2,529      $ 2,192        $ 1,939
Interest cost                                 3,148        2,821          2,442
Expected return on assets                    (3,409)      (2,653)        (2,242)
Prior service cost                              239          239            239
Net amortization                                 --           --              3
--------------------------------------------------------------------------------
Net periodic pension cost                   $ 2,507      $ 2,599        $ 2,381
--------------------------------------------------------------------------------

  For U.S. plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                                   1998    1997
--------------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:
Discount rate                                                      6.75%   7.25%
Expected annual return on plan assets                              9.00%   9.00%
Rate of increase in compensation levels                            4.00%   4.00%
--------------------------------------------------------------------------------

  For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998 and a statement of the funded status as of December 31 of both years:

                                                                 December 31
                                                         -----------------------
(Thousands)                                                  1998          1997
--------------------------------------------------------------------------------
Reconciliation of benefit obligation
Benefit obligations at January 1                         $ 13,789       $13,698
Service cost                                                  774           698
Interest cost                                                 873           895
Actuarial losses                                            2,950           423
Benefits paid                                                (295)         (318)
Foreign currency exchange rate changes                        855        (1,607)
--------------------------------------------------------------------------------
Benefit obligations at December 31                       $ 18,946       $13,789
--------------------------------------------------------------------------------

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                   $  5,548       $ 4,842
Actual return on plan assets                                  525           498
Employer contributions                                      1,169           811
Benefits paid                                                (135)         (174)
Foreign currency exchange rate changes                        227          (429)
--------------------------------------------------------------------------------
Fair value of plan assets at December 31                 $  7,334       $ 5,548
--------------------------------------------------------------------------------

Funded status of plans at December 31                    $(11,612)      $(8,241)
Unrecognized net actuarial losses                           3,502           429
Unrecognized prior service cost                               159           171
--------------------------------------------------------------------------------
Accrued pension cost at December 31                      $ (7,951)      $(7,641)
--------------------------------------------------------------------------------

  For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 1998, 1997 and 1996:

                                                   Year Ended December 31
                                        ----------------------------------------
(Thousands)                                 1998            1997           1996
--------------------------------------------------------------------------------
Service cost                            $    691        $    621       $    639
Interest cost                                873             895            905
Expected return on assets                   (429)           (338)          (318)
Net amortization                              14              10             --
--------------------------------------------------------------------------------
Net periodic pension cost               $  1,149        $  1,188       $  1,226
--------------------------------------------------------------------------------

  For European plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                                   1998    1997
--------------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:
Discount rate                                                      5.30%   6.20%
Expected annual return on plan assets                              6.20%   7.30%
Rate of increase in compensation levels                            3.50%   3.60%
--------------------------------------------------------------------------------

  The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $10,776,000 and $3,854,000, respectively as of December 31, 1998 and $8,386,000 and $2,850,000, respectively, as of December 31, 1997.

13. Provision for Income Taxes
--------------------------------------------------------------------------------

The components of the provision for income taxes were as follows:

                                                     Year Ended December 31
                                              ----------------------------------
(Thousands)                                      1998         1997        1996
--------------------------------------------------------------------------------
Current
  Federal                                     $(2,802)     $ 5,721     $ 8,055
  State and local                                (327)         969         422
  Foreign                                       2,526        1,824       2,252
--------------------------------------------------------------------------------
                                                 (603)       8,514      10,729
--------------------------------------------------------------------------------

Deferred
  Federal                                       4,480          818         445
  State and local                                 523          175        (972)
  Foreign                                         299        2,154       1,628
--------------------------------------------------------------------------------
                                                5,302        3,147       1,101
--------------------------------------------------------------------------------
Provision for income taxes                    $ 4,699      $11,661     $11,830
--------------------------------------------------------------------------------

  Income before income taxes for 1998, 1997 and 1996 includes $2,925,000, $8,396,000 and $9,053,000, respectively, generated by operations outside the United States.

  The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                          Year Ended December 31
                                                          ----------------------
                                                           1998    1997    1996
--------------------------------------------------------------------------------
U.S. federal statutory rate                                35.0%   35.0%   35.0%
State income taxes, net of federal income tax benefit       1.6     2.2    (1.0)
Higher tax (benefit) rate on foreign income (loss)          2.4     (.9)    2.4
Other--net                                                 (2.9)   (1.0)    (.4)
--------------------------------------------------------------------------------
Effective income tax rate                                  36.1%   35.3%   36.0%
--------------------------------------------------------------------------------

The Company has the following operating loss and tax credit carryforwards as of December 31, 1998 (in thousands):

Type                                                     Amount  Expiration Date
--------------------------------------------------------------------------------
Operating loss carryforwards--foreign                   $24,306             None
Operating loss carryforwards--foreign                   $   343        2002-2004
--------------------------------------------------------------------------------

  The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 1998.

  The components of deferred taxes are comprised of the following:

                                                                  December 31
                                                             -------------------
(Thousands)                                                     1998       1997
--------------------------------------------------------------------------------
Deferred tax assets
  Foreign tax loss and credit carryforwards                  $10,028    $11,520
  U.S. tax benefits on deferred foreign income                   759      1,134
  Accruals                                                     2,972      6,795
  Inventories                                                  1,057        657
  Pensions                                                     2,281        951
  Organization costs                                             664        664
  Other                                                          123        203
--------------------------------------------------------------------------------
Total deferred tax assets                                    $17,884    $21,924
--------------------------------------------------------------------------------

Deferred tax liabilities
  Property, plant and equipment                              $36,502    $37,060
  U.S. liability on German deferred tax assets                 7,275      7,438
  Cumulative translation adjustment                            6,123      4,249
  Inventories                                                    408         --
  Intangibles                                                  1,623        472
  Other                                                          947      1,024
--------------------------------------------------------------------------------
Total deferred tax liabilities                               $52,878    $50,243
--------------------------------------------------------------------------------

14. OTHER INFORMATION
--------------------------------------------------------------------------------

Repair and maintenance expenses were $21,855,000, $19,778,000 and $19,695,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

  Other (expense)--net includes net foreign currency transaction losses of ($147,000) and ($238,000) for the years ended December 31, 1998 and 1997, respectively, and gains of $1,002,000 for the year ended December 31, 1996. Also included are taxes other than on income of ($1,078,000), ($691,000) and ($1,152,000) for the years ended December 31, 1998, 1997 and 1996, respectively.

  Deferred taxes included in the translation adjustments for 1998, 1997 and 1996 were $976,000, ($2,449,000) and ($1,309,000), respectively.

15. SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

(Thousands)                                         1998       1997        1996
--------------------------------------------------------------------------------
Cash paid during the year for
  Interest (net of $142 capitalized in 1998)    $  4,737   $  3,768    $    768
  Income taxes (net of refunds)                 $  7,576   $  9,267    $  5,290
--------------------------------------------------------------------------------

Bank debt
  Borrowings                                    $ 29,259   $ 19,584    $ 79,660
  Repayments                                     (18,076)   (14,382)    (23,589)
--------------------------------------------------------------------------------
Net proceeds from borrowings                    $ 11,183   $  5,202    $ 56,071
--------------------------------------------------------------------------------

16. LITIGATION
--------------------------------------------------------------------------------

The Company is a party to an action, Powell Duffryn Terminals, Inc. et al. v. Calgon Carbon Corporation and Rayonier, Inc. CV 497-080 (U.S.D.C. S.D. Ga.), filed in April 1997, by Powell Duffryn Terminals, Inc. ("Powell Duffryn") and sixteen of its insurance carriers. Plaintiffs seek indemnity, contribution and damages as a result of a fire and explosion that occurred on April 10, 1995 at Powell Duffryn's Savannah, Georgia chemical storage facility. Plaintiffs seek to recover all or part of an amount in excess of $57 million paid to resolve claims by third parties and to remediate Powell Duffryn's property and adjoining lands as a result of the fire and approximately $5.5 million allegedly paid by Powell Duffryn's first-party insurer, Industrial Risk Insurers ("IRI"), for Powell Duffryn's property damage and business interruption claims.

  Plaintiffs contend that the fire was caused as a result of an exothermic reaction occurring in a Calgon Carbon Corporation VentSorb(R) containing BPL activated carbon that Powell Duffryn had connected to three tanks containing flammable Crude Sulfate Turpentine ("CST") in order to control odors. Plaintiffs contend that the Company failed to warn of the potential for a fire from the use of VentSorbs containing activated carbon. Plaintiffs also seek to hold the Company liable for alleged negligent misrepresentation or negligent dissemination of business information.

  On August 26, 1997, Plaintiffs' counsel made a demand for damages under O.C.G.A. (S)51-12-14 for $35 million which encompassed all claims raised by Plaintiffs in the action. The Company rejected this demand. The Company has $40 million in excess third-party insurance coverage.

  On April 20, 1998, the United States District Court for the Southern District of Georgia, Savannah Division, granted Calgon Carbon Corporation's Motion for Summary Judgment and entered judgment for the Company against Plaintiffs.

  On May 4, 1998, the District Court denied Plaintiff's Motion for Reconsideration. Plaintiffs appealed the grant of the summary judgment and entry of judgment to the United States Court of Appeals for the Eleventh Circuit.

  On March 10, 1999, the United States Court of Appeals for the Eleventh Circuit issued a PER CURIAM opinion affirming the decision of United States District Court for the Southern District of Georgia, Savannah Division, which granted the Company's motion for summary judgment and entered judgment for Company against plaintiff. The plaintiffs have twenty-one (21) days to file a petition for reconsideration of the decision of the U.S. Court of Appeals for the Eleventh Circuit.

17. BASIC AND DILUTED NET INCOME PER COMMON SHARE
--------------------------------------------------------------------------------

Computation of basic and diluted net income per common share is performed as follows:

                                                          For the Year                For the Year                For the Year
                                                           Ended 1998                  Ended 1997                  Ended 1996
                                                  --------------------------  --------------------------  --------------------------
                                                       Income         Shares       Income         Shares       Income         Shares
(Dollars in thousands, except per share amounts)  (Numerator)  (Denominator)  (Numerator)  (Denominator)  (Numerator)  (Denominator)
------------------------------------------------------------------------------------------------------------------------------------

Basic Net Income Per Common Share
Income available to common stockholders                $8,269     39,504,292      $21,484     39,696,008      $21,061     40,266,971


Effect of Dilutive Securities
Options                                                               17,117                      88,911                      71,616

------------------------------------------------------------------------------------------------------------------------------------


Diluted Net Income Per Common Share
Income available to common stockholders
  plus assumed conversion                              $8,269     39,521,409      $21,484     39,784,919      $21,061     40,338,587

------------------------------------------------------------------------------------------------------------------------------------

Basic Net Income Per Common Share                      $  .21                     $   .54                     $   .52
Diluted Net Income Per Common Share                    $  .21                     $   .54                     $   .52
------------------------------------------------------------------------------------------------------------------------------------


  As of December 31, 1998, there were 705,200 options outstanding with exercise prices ranging from $10.50 to $17.88 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $11.38 depending on the average stock prices during the period. For the year ended December 31, 1997, options outstanding of 729,700 had an exercise price range from $10.50 to $21.88 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $13.13. For the year ended December 31, 1996, there were 780,100 options outstanding with an exercise price range of between $10.50 and $23.13 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $11.38 per share.

18. SEGMENT INFORMATION
--------------------------------------------------------------------------------

In 1998, the Company adopted SFAS No. 131. The prior years' segment information have been restated to present the Company's two reportable segments: 1. Activated Carbon and 2. Engineered Systems. Both segments produce, design and market products and services specifically developed for the purification, separation and concentration of liquids and gases and both sell to the same markets. The Activated Carbon segment includes production facilities in Pittsburgh, Pennsylvania (2 locations); Big Sandy, Kentucky; Pearl River, Mississippi; Blue Lake, California; Feluy, Belgium; Grays, England; Houghton Le Spring, England; Bodenfelde, Germany; and Fukui Prefecture, Japan. Office facilities are located in Pittsburgh, Pennsylvania; Vero Beach, Florida and Brussels, Belgium. The Engineered Systems segment has manufacturing and office facilities in Lakeland, Florida and Markham, Ontario, Canada. The following segment related information is presented for the years ended December 31, 1998, 1997 and 1996:

                                                                           Year Ended December 31
                                                                ----------------------------------------
(Thousands)                                                         1998            1997           1996
--------------------------------------------------------------------------------------------------------
Net sales
Activated Carbon Segment
  Carbon                                                        $153,584        $167,512       $163,302
  Service                                                         85,475          86,945         80,219
  Carbon equipment                                                20,009          24,875         19,222
  Charcoal and liquid                                             19,387          20,315         20,795
--------------------------------------------------------------------------------------------------------
                                                                 278,455         299,647        283,538
--------------------------------------------------------------------------------------------------------

Engineered Systems Segment
  Advanced Oxidation Technologies                                  8,051           7,631          6,658
  Advanced Separation Technologies                                14,534          20,222             --
--------------------------------------------------------------------------------------------------------
                                                                  22,585          27,853          6,658
--------------------------------------------------------------------------------------------------------

Consolidated net sales                                          $301,040        $327,500       $290,196
--------------------------------------------------------------------------------------------------------

                                                                           Year Ended December 31
                                                                ----------------------------------------
(Thousands)                                                         1998            1997           1996
--------------------------------------------------------------------------------------------------------
Income (loss) from operations before
  amortization and restructuring charges
Activated Carbon                                                $ 29,412        $ 43,938       $ 33,604
Engineered Systems                                                  (225)         (1,783)          (472)
--------------------------------------------------------------------------------------------------------
                                                                $ 29,187        $ 42,155       $ 33,132
Reconciling items
  Restructuring charges                                           (7,349)         (1,532)            --
  Amortization of intangibles and organization costs              (2,398)         (2,411)          (298)
  Interest income                                                    181             325          1,551
  Interest expense                                                (4,771)         (4,057)          (752)
  Other expense--net                                              (1,834)         (1,440)          (742)
--------------------------------------------------------------------------------------------------------
Consolidated income before income taxes and minority interest   $ 13,016        $ 33,040       $ 32,891
--------------------------------------------------------------------------------------------------------

                                                                      Year Ended December 31
                                                           -----------------------------------------
(Thousands)                                                    1998            1997            1996
----------------------------------------------------------------------------------------------------
Depreciation
Activated Carbon                                           $ 18,351        $ 17,114        $ 18,734
Engineered Systems                                              863             911             315
----------------------------------------------------------------------------------------------------
                                                           $ 19,214        $ 18,025        $ 19,049

Amortization of intangibles and organization costs            2,398           2,411              --
----------------------------------------------------------------------------------------------------
Consolidated depreciation and amortization                 $ 21,612        $ 20,436        $ 19,049
----------------------------------------------------------------------------------------------------

                                                                             December 31
                                                           -----------------------------------------
(Thousands)                                                    1998            1997            1996
----------------------------------------------------------------------------------------------------
Total assets
Activated Carbon                                           $319,736        $323,677        $298,815
Engineered Systems                                           87,258          95,363          94,168
----------------------------------------------------------------------------------------------------
Consolidated total assets                                  $406,994        $419 040        $392,983
----------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31
                                                           -----------------------------------------
(Thousands)                                                    1998            1997            1996
----------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures
Activated Carbon                                           $ 18,779        $ 33,650        $ 14,347
Engineered Systems                                              596             831              28
----------------------------------------------------------------------------------------------------
Consolidated property, plant and equipment expenditures    $ 19,375        $ 34,481        $ 14,375
----------------------------------------------------------------------------------------------------

GEOGRAPHIC INFORMATION

                                                                       Year Ended December 31
                                                           -----------------------------------------
(Thousands)                                                    1998            1997            1996
----------------------------------------------------------------------------------------------------
Net sales
United States                                              $162,481        $173,858        $165,671
Germany                                                      29,192          30,800          31,315
United Kingdom                                               20,398          31,158          25,007
Japan                                                        17,486          11,897           5,860
Other                                                        71,483          79,787          62,343
----------------------------------------------------------------------------------------------------
Consolidated net sales                                     $301,040        $327,500        $290,196
----------------------------------------------------------------------------------------------------

                                                                             December 31
                                                           -----------------------------------------
(Thousands)                                                    1998            1997            1996
----------------------------------------------------------------------------------------------------
Long-lived assets
United States                                              $214,570        $215,204        $198,314
Belgium                                                      24,442          24,253          28,055
Germany                                                       9,899           9,867          11,633
Canada                                                        7,386           9,292           7,823
Japan                                                         7,299           7,131              --
United Kingdom                                                6,354           4,673           4,104
France                                                          151             166             214
----------------------------------------------------------------------------------------------------
                                                           $270,101        $270,586        $250,143
Deferred taxes                                                7,053           8,863          11,666
----------------------------------------------------------------------------------------------------
Consolidated long-lived assets                             $277,154        $279,449        $261,809
----------------------------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION SAFE HARBOR
--------------------------------------------------------------------------------

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

SIX-YEAR SUMMARY SELECTED FINANCIAL AND STATISTICAL DATA

                                                                                  Year Ended December 31
                                                ------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)       1998           1997           1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                       $301,040       $327,500       $290,196       $291,898       $274,244       $269,424

Income (loss) from operations                   $ 19,440       $ 38,212       $ 32,834       $ 32,087       $(16,281)      $ 33,118

Interest expense                                $  4,771       $  4,057       $    752       $    620       $    752       $    984

Net income (loss) (a)(b)(c)                     $  8,269       $ 21,484       $ 21,061       $ 20,438       $ (8,319)      $ 19,217

Percent of pre-tax income (loss) to sales            4.3%          10.1%          11.3%          10.6%          (6.6)%         11.5%

Net income (loss) per common share--
  basic (a)(b)(c)                               $    .21       $    .54       $    .52       $    .51       $   (.20)      $    .47

Net income (loss) per common share--
  diluted (a)(b)(c)                             $    .21       $    .54       $    .52       $    .50       $   (.20)      $    .46

Dividends declared per common share             $    .32       $    .32       $    .32       $    .80       $    .16       $    .16

------------------------------------------------------------------------------------------------------------------------------------


Balance Sheet Data (at year end):
Working capital                                 $ 58,022       $ 57,252       $ 64,925       $ 81,774       $ 81,828       $ 92,847

Total assets                                    $406,994       $419,040       $392,983       $334,651       $341,488       $334,887

Long-term debt                                  $ 71,101       $ 72,297       $ 65,837       $  5,608       $  6,401       $  6,477

Treasury stock, at cost                         $ 26,986       $ 20,066       $ 20,066       $ 12,328       $ 12,328       $  1,615

------------------------------------------------------------------------------------------------------------------------------------


Other Selected Data (at year end):
Return (loss) on average
  shareholders' equity                                 4%            10%            10%             9%            (4)%            8%

Ratio of total debt to total capitalization           31%            27%            25%             6%             4%             4%

Current ratio                                        181%           170%           198%           229%           224%           343%

Effective tax rate                                  36.1%          35.3%          36.0%          33.9%         (54.1)%         37.8%

Treasury stock, in thousands                       2,762          1,761          1,761          1,006          1,006            154

Shares outstanding, in thousands                  38,742         39,743         39,675         40,419         40,419         40,949

Book value per outstanding
  common share                                  $   5.42       $   5.52       $   5.40       $   5.35       $   5.59       $   6.00

Market value of common stock                    $   7.50       $  10.75       $  12.25       $  12.00       $  10.00       $  13.00

Price earnings ratio of stock prices                35.7           19.9           23.6           23.5             --           27.7

Capital expenditures                            $ 19,375       $ 34,481       $ 14,375       $ 12,681       $  7,193       $ 15,184

Number of registered shareholders                    803            866            984          1,102          1,306          1,470

Number of employees                                1,195          1,341          1,297          1,097          1,267          1,320

------------------------------------------------------------------------------------------------------------------------------------

(a) After a charge in 1994 of $24.25 million or $.59 per share resulting from a restructuring of operations.

(b) After a charge in 1997 of $.95 million or $.03 per share resulting from a restructuring of operations.

(c) After a charge in 1998 of $4.70 million or $.12 per share resulting from a restructuring of operations.

QUARTERLY FINANCIAL DATA--UNAUDITED

                                                             1998                                            1997
                                        -------------------------------------------     --------------------------------------------
                                            1st         2nd         3rd         4th         1st         2nd         3rd         4th
(Thousands except per share data)       Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------------------------------------------------------
Net sales                               $69,508     $85,713     $72,636     $73,183     $79,892     $88,803     $78,382     $80,423
Gross profit                            $28,533     $32,026     $25,380     $26,975     $31,703     $34,021     $29,919     $29,079
Net income                              $ 3,569     $ 5,217     $(2,931)    $ 2,414     $ 5,953     $ 7,186     $ 4,999     $ 3,346
------------------------------------------------------------------------------------------------------------------------------------


Common Stock Data:
Net income per common share
  (basic and diluted)                   $   .09     $   .13     $  (.07)    $   .06     $   .15     $   .18     $   .13     $   .08
------------------------------------------------------------------------------------------------------------------------------------

Average common
 shares outstanding                      39,743      39,743      39,640      38,899      39,675      39,677      39,690      39,741
------------------------------------------------------------------------------------------------------------------------------------


COMMON SHARES AND MARKET INFORMATION

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 803 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

                                     1998                          1997
                        -----------------------------   -----------------------------
Fiscal Quarter            High       Low     Dividend      High      Low     Dividend
-------------------------------------------------------------------------------------
First                   13 7/8   9 13/16        $.080   12 7/8    10 5/8        $.080
Second                  12 1/2   9 3/4          $.080   14 1/4    10 7/8        $.080
Third                   11 1/4   5 7/8          $.080   15        12            $.080
Fourth                   8 9/16  5 5/16         $.080   13 7/16   10 1/2        $.080
-------------------------------------------------------------------------------------

42