Form 10-K, Exhibit 13
period 1999-12-31
CALGON CARBON CORPORATION
filed 2000-03-27
CIK 812701

MANAGEMENT'S DISCUSSION AND ANALYSIS
Calgon Carbon Corporation



Overview

Calgon Carbon has begun the transition from an activated carbon products and related technology company to a provider of value added services and solutions to its customers. These changes are designed to increase the Company's value by leveraging the Company's strengths in the global marketplace.

     During 1999, a number of expenses were incurred as the Company changed. These costs included hiring a new chief executive officer, chief financial officer, and other organizational moves. Reduction of inventory by over twenty percent and attention to accounts receivable also resulted in increased costs.

     During the fourth quarter of 1999, the Company adopted a new strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses and repositioning its proven technologies to bring more value to consumers. In order to achieve these goals, the Company has been reorganized as a globally integrated business with emphasis on becoming a service and solutions provider. The implementation of these new strategies required a restructuring in the fourth quarter of 1999. Additional information associated with this restructuring can be found in Note 2 to the Consolidated Financial Statements.

     The implementation of the Company's new strategy and global organization has been coupled with a new internal measurement system known as "Economic Profit." "Economic Profit" is defined as "Net Operating Profit After Taxes" (NOPAT) compared to the "Cost of Capital Employed." The Company will focus on four drivers of "Economic Profit," which are price increases, cost reductions, sales volume growth, and capital reduction. All business decisions as well as the Company's new incentive compensation plan are based on "Economic Profit." All four platforms have business plans based on "Economic Profit."

     Efforts continued in 1999 to optimize the use of the Company's new business information system, and these activities will continue in 2000, as the Company moves toward centralized process excellence.

     The end result is that the Company changed significantly in 1999. Fundamental changes that were made had a short-term impact on earnings and will have a positive long-term impact on value creation.

Results of Operations
1999 Versus 1998

Consolidated net sales decreased in 1999 versus 1998 by $4.9 million or 1.6%. This was the net result of sales decreases in the Activated Carbon segment of $8.0 million or 2.9% partially offset by increases in the Engineered Systems segment of $3.1 million or 13.9%. The Activated Carbon segment net sales decrease was due to both price and volume decreases and a negative effect of foreign exchange. The consolidated unfavorable effect of foreign exchange of $1.6 million was primarily due to the strengthening of the U.S. dollar versus the Belgian franc and German deutsche mark, partially offset by its weakening compared to the Japanese yen versus 1998. The sales decrease within the Activated Carbon segment was primarily due to lower carbon products sales within the Japanese municipal market and also within the U.S. food and non-U.S. original equipment manufacturer markets. Sales decreased also in the service products category because emergency-related projects and large fills in 1998 within the industrial environmental area did not repeat in 1999. Carbon equipment sales increased within the U.S. environmental municipal and industrial markets. Charcoal sales in Germany were down due to business lost to imports. Within the Engineered Systems segment, revenues for both the Advanced Oxidation Technologies and the Advanced Separation Technologies units were up. The backlog of orders for this segment has decreased by $4.6 million since December 31, 1998. New product sales (sales of products introduced within the past five years) increased as a percentage of total sales to 16% during 1999 versus 12% in 1998.

     Gross profit before depreciation, as a percentage of net sales, was 33.8% in 1999 versus 37.5% in 1998. The decline in the Activated Carbon segment was related to charges associated with the Company's inventory reduction program, competitive pressure on pricing, and shifts in sales to higher-cost products than were sold in 1998. These negative effects were partially offset by savings associated with the 1998 restructuring. The improvement in the Engineered Systems segment versus 1998 was attributed to sales of more profitable projects, continued cost control, and better project management practices. This segment also benefited from cost reductions associated with the 1998 restructuring.

     Depreciation and amortization increased by $1.3 million due to capital spending associated with the Company's new business information system and normal ongoing capital expenditures.

     Selling, general and administrative expenses were reduced by $.9 million. This net reduction was primarily the result of savings related to the 1998 restructuring partially offset by organizational and CEO recruitment costs of $1.4 million and write-offs of problem accounts receivables during 1999.

     Research and development expenses were down by $.7 million due to savings associated with the 1998 restructuring of operations. As a percentage of sales, these expenses were 2.6% in 1999 versus 2.8% in 1998.

     During the fourth quarter of 1999, the Company recorded a restructuring charge as a prelude to implementing its new strategy. Some activated carbon production lines will be shut down and dismantled, and operations at several locations will be consolidated to gain global productivity and centralized processes to promote corporate-wide sharing of technical, operational, and financial information. Costs associated with the restructuring were $30.7 million and included employee severance and termination costs and asset write-offs. This action is expected to reduce costs by approximately $13.0 million, on an annualized basis, when fully implemented. These costs were partially offset by the reversals of accruals from previous years' restructurings. Additional information on restructuring charges can be found in
Note 2 to the Consolidated Financial Statements.

     The increase in other (expense) in 1999 versus 1998 was primarily due to the write off of miscellaneous equipment determined to be unusable in 1999.

     The effective tax rate for 1999 was a benefit of 40.7% compared to a tax expense of 36.1% in 1998. The 1999 benefit was primarily the result of the pre-tax loss related to the restructuring charge.

1998 Versus 1997

Consolidated net sales in 1998 decreased by $26.5 million or 8.1% versus 1997. This decrease was the combination of reduced sales in the Activated Carbon segment of $21.2 million or 7.1% and underruns in the Engineered Systems segment of $5.3 million or 18.9%. The overall sales decrease was primarily attributed to lower volume associated with both segments and the negative effect of foreign exchange within the Activated Carbon segment. The unfavorable effect of foreign exchange of $1.1 million was related to the strengthening of the U.S. dollar versus the Belgian franc, German deutsche mark, and Japanese yen and its weakening versus the British pound sterling compared to 1997. The volume decrease within the Activated Carbon segment was primarily associated with initial fills both in the United States (corn sweetener and municipal categories) and in Japan (municipal) that occurred in 1997 but did not repeat in 1998. Carbon equipment sales declines, primarily in the cane sugar industry, were also a contributing factor. The decline in the Engineered Systems segment was primarily related to decreases in the Advanced Separation Technologies area as the Company expended resources to perform required warranty work on units in fabrication or shipped prior to the Company's acquisition of this business. Overall, new product sales were 12% in 1998, virtually the same percentage as in 1997.

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

     Selling, general and administrative expenses remained stable in 1998 versus 1997. This was the net effect of unusual expenses in 1998 related to professional fees associated with recent litigations and the chief executive officer search, employment contract settlement fees related to the resignation of the previous chief executive officer, and expenses related to training associated with the new business information system. These expenses were partially offset by the beginnings of savings associated with the 1998 restructuring and continued cost control procedures.

     Research and development expenses also remained constant in 1998 versus 1997. These expenses were 2.8% in 1998 versus 2.5% in 1997 based on the sales revenues in the respective years. This increase was primarily due to reduced sales in 1998.

     In the third quarter of 1998, the Company initiated a worldwide plan to reduce costs and realign the organizational structure. Costs associated with this restructuring were $8.1 million and included employee severance and termination benefit costs and asset write-offs. This plan reduced costs by approximately $10.0 million on an annualized basis after full implementation. These costs were partially offset by the partial reversal of the unused restructuring reserve of $.7 million from the 1994 closing of the Brilon Wald, Germany plant. Additional information on restructuring charges can be found in
Note 2 to the Consolidated Financial Statements.

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

Year 2000

The Company encountered no unusual problems during the rollover to the Year 2000. To date, no Year 2000-related problems have been encountered with third parties. Until all processes and systems are run in production for the first time after the rollover and through the year, there is the potential for date-related problems. The Company plans to continue monitoring its processes and systems to ensure dates and date-related information continue to be processed correctly.

Working Capital and Liquidity

Cash flows from operating activities were $39.0 million for the year ended December 31, 1999. This was primarily the net result of the net loss for the year and a decrease in long-term deferred income taxes offset by depreciation and amortization, non-cash restructuring write-downs, decreases in inventory, and an increase in the restructuring reserve. The decrease in inventory (net of exchange and non-cash restructuring write-downs effects) of $11.1 million was the result of the implementation of an inventory reduction plan during the second, third, and fourth quarters of 1999. The restructuring reserve increase was primarily the result of costs associated with the restructuring plan implemented during the fourth quarter of 1999 which has an expected completion date during the third quarter of 2000. The reserve consists primarily of employee severance and termination benefits. Payments associated with this reserve are essentially expected to be paid before year-end 2000. When the plan is fully implemented, annualized savings are expected to be approximately $13.0 million. Additional information on restructuring charges can be found in Note 2 to the Consolidated Financial Statements. Included in cash flow from operating activities were the negative effects of increases in accounts receivable. The Company expects to improve these results in 2000 by increased attention to monies owed by customers. The net effect of foreign currency translation decreased working capital by $.7 million.

     Total debt decreased during the year by $12.5 million. This was primarily the result of improved cash flows from operating activities, which included the aforementioned inventory reduction program and ongoing critical review of capital projects, which resulted in reduced capital spending versus previous periods. During the year, the Company restructured its United States credit facility to support current requirements. The new available amount associated with this facility is $125.0 million, which includes a subfacility for letters of credit of $30.0 million. Additional information related to this facility can be found in Note 6 to the Consolidated Financial Statements.

     During 1998, the Board of Directors authorized an open market repurchase program for up to 2,000,000 shares of the Company's common stock. The Company acquired 19,000 shares at a cost of $.1 million under this program in 1999. At December 31, 1999, including purchases authorized prior to 1998, there were 2,780,500 treasury shares at a total cost of $27.1 million.

     The Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. During 1999, the Company paid dividends at a rate of $.32 per share for a total amount of $12.4 million.

Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's operating results, financial condition, cash requirements of its businesses, future prospects, and other factors considered relevant by the Board of Directors. During 1999, the Board of Directors specifically determined that dividends declared would be related to the past and projected operating results of the Company. In line with that decision, on December 15, 1999, the Board of Directors declared a dividend of $.05 per common share which was paid on January 11, 2000. This was a reduction of $.03 per common share versus recent dividend payments.

     The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

Capital Expenditures and Investments

Capital expenditures were $8.6 million in 1999, $19.4 million in 1998, and $34.5 million in 1997. Expenditures for 1999 primarily included the continuing investment associated with the new business information system of $1.8 million, domestic service customer capital of $.7 million, and capacity productivity and cost reduction-related spending at the Company's manufacturing facilities of $2.6 million in the United States and $1.3 million in Europe. The 1998 expenditure amount consisted primarily of spending associated with the new business information system in the amount of $8.7 million, capacity expansion and cost reduction-related spending at the Big Sandy, Kentucky, and Feluy, Belgium plants of $3.7 million and $1.8 million, respectively, and domestic service customer capital of $1.2 million. Included in the 1997 spending amount were also capacity expansion and cost reduction projects at the Big Sandy, Kentucky, Pearl River, Mississippi, and Feluy, Belgium plants in the amounts of $13.2 million, $2.8 million, and $3.6 million, respectively, and an improved coal handling system at the Big Sandy, Kentucky plant in the amount of $7.0 million. Capital expenditures for 2000 are projected to be approximately $19.0 million and are to include carbon production process improvements, expenditures to meet plant facilities' environmental requirements, and domestic service customer capital.

     The 1999 and 1998 purchase of businesses amounts represent the continuation of cash expenditures for 1996 acquisition Advanced Separations Technologies Incorporated (AST) project failures for projects completed before the acquisition. These expenditures were previously accrued, and payments are virtually completed.

     The 1997 purchase of businesses amount of $4.5 million included an increase to the purchase price for AST of $.5 million, cash expended for the aforementioned AST project failures of $2.7 million, payments of accruals related to the 1996 acquisitions of $.8 million, and a net expenditure of $.6 million, which increased the Company's ownership percentage in Calgon Far East Co., Ltd., its Japanese joint venture. The increased purchase price for AST was due to a higher level of "Adjusted Closing Net Current Assets" than stated in the purchase agreement. The increased investment in Calgon Far East Co., Ltd. was effective July 1, 1997 and increased the Company's ownership of that entity from 50% to 60%, giving it a controlling interest. Cash expended for this increase in ownership was $1.1 million and was partially offset by cash on this entity's July 1, 1997 balance sheet of $.5 million, resulting in a net purchase of business amount of $.6 million.

     Prior to the Calgon Far East Co., Ltd. ownership change, the balance sheet and income statement of this entity were included in the Company's financial statements under the equity method of accounting. Effective July 1, 1997, the financial statements have been consolidated into the Company's financial statements recognizing minority interest on both the balance sheet and income statement.

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

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro dollar-based rates or prime rates, and the carrying value approximates fair value.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets or liabilities denominated in currencies other than U.S. dollars. The Company has made limited use of forward currency contracts to manage these exposures. At December 31, 1999, no forward contracts were outstanding. Non-derivative financial instruments subject to foreign exchange exposure are limited to a foreign currency denominated loan of 14.0 million Canadian dollars as described in Note 6 to the Consolidated Financial Statements.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard requires recognition of all derivatives as either assets or liabilities at fair value. This new standard may result in additional volatility in both current period earnings and other comprehensive income as a result of recording recognized and unrecognized gains and losses resulting from changes in the fair value of derivative instruments. At adoption, this new standard requires a comprehensive review of all outstanding derivative instruments to determine whether or not their use meets the hedge accounting criteria. It is possible that there will be derivative instruments employed in the Company's businesses that do not meet all of the designated hedge criteria, and they will be reflected in income on a mark-to-market basis. Based upon the strategies currently used by the Company and the level of activity related to forward exchange contracts and commodity-based derivative instruments in recent periods, the Company does not anticipate the effect of adoption to have a material impact on either financial position or results of operations. The effective date of SFAS No. 133 was amended by SFAS No. 137. The Company plans to adopt the standard effective January 1, 2001, as required.



REPORT OF MANAGEMENT
Calgon Carbon Corporation

The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's judgments and estimates. All other financial information in this annual report is consistent with that in the financial statements.

     The Company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve management's judgments with respect to the relative cost and expected benefits of specific control measures.

     In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their responsibility is to examine the Company's financial statements in accordance with generally accepted auditing standards in the United States and to express their opinion with respect to the fairness of presentation of the statements.

     The members of the audit committee of the Board of Directors, none of whom are employees of the Company, review the services performed by the independent accountants and receive and review the reports submitted by them. The audit committee meets several times during the year with management and the independent accountants to discuss audit activities, internal controls, and financial reporting matters. The independent accountants have full and free access to the committee.

REPORT OF PRICEWATERHOUSECOOPERS LLP INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Calgon Carbon Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calgon Carbon Corporation (the Company) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 8, 2000

CONSOLIDATED STATEMENT OF INCOME
Calgon Carbon Corporation


                                                                    Year Ended December 31
                                                          ----------------------------------------
(Dollars in thousands except per share data)                     1999          1998          1997
--------------------------------------------------------------------------------------------------

Net Sales                                                 $   296,152      $301,040      $327,500
--------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)                196,194       188,126       202,778

Depreciation and amortization                                  22,882        21,612        20,436

Selling, general and administrative expenses                   55,145        56,076        56,211

Research and development expenses                               7,742         8,437         8,331

Restructuring charges                                          29,838         7,349         1,532
--------------------------------------------------------------------------------------------------
                                                              311,801       281,600       289,288
--------------------------------------------------------------------------------------------------

Income (loss) from operations                                 (15,649)       19,440        38,212

Interest income                                                    98           181           325

Interest expense                                               (4,893)       (4,771)       (4,057)

Other (expense)--net                                           (2,523)       (1,834)       (1,440)
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes and minority interest       (22,967)       13,016        33,040

Provision (benefit) for income taxes                           (9,339)        4,699        11,661
--------------------------------------------------------------------------------------------------
Income (loss) before minority interest                        (13,628)        8,317        21,379

Minority interest                                                (101)          (48)          105
--------------------------------------------------------------------------------------------------

Net income (loss)                                             (13,729)        8,269        21,484

Other comprehensive income (loss), net of tax (benefit)
 of ($2,299), $1,017 and ($2,400), respectively                (4,270)        1,889        (4,458)
--------------------------------------------------------------------------------------------------
Comprehensive Income (Loss)                               $   (17,999)     $ 10,158      $ 17,026
==================================================================================================
Net income (loss) per common share (basic and diluted)          $(.35)         $.21          $.54
==================================================================================================
Weighted average shares, in thousands                          38,779        39,504        39,696
==================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Calgon Carbon Corporation


                                                                             December 31
                                                                      ------------------------
(Dollars in thousands)                                                    1999          1998
----------------------------------------------------------------------------------------------

Assets

Current assets:

 Cash and cash equivalents                                            $  4,194      $  1,325

 Receivables, net of allowance of $3,843 and $3,283                     58,886        56,463

 Inventories                                                            44,368        57,816

 Other current assets                                                    9,032        14,236
----------------------------------------------------------------------------------------------
  Total current assets                                                 116,480       129,840

Property, plant and equipment, net                                     161,752       189,250

Intangibles                                                             76,620        78,342

Other assets                                                             7,288         9,562
----------------------------------------------------------------------------------------------
  Total assets                                                        $362,140      $406,994
==============================================================================================

Liabilities and Shareholders' Equity

Current liabilities:

 Long-term debt due within one year                                   $  4,604      $ 22,131

 Accounts payable and accrued liabilities                               30,495        33,704

 Restructuring reserve                                                  19,244         4,909

 Payroll and benefits payable                                            8,617        10,141

 Accrued income taxes                                                    2,396           933
----------------------------------------------------------------------------------------------
  Total current liabilities                                             65,356        71,818

Long-term debt                                                          76,120        71,101

Deferred income taxes                                                   26,650        42,641

Other liabilities                                                       11,020         9,826
----------------------------------------------------------------------------------------------
  Total liabilities                                                    179,146       195,386
----------------------------------------------------------------------------------------------
Minority interest                                                        1,878         1,622
----------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)                                      -             -
----------------------------------------------------------------------------------------------
Shareholders' equity:

 Common shares, $.01 par value, 100,000,000 shares authorized,
  41,582,632 and 41,503,960 shares issued                                  416           415

 Additional paid-in capital                                             63,371        62,868

 Retained earnings                                                     138,936       163,911

 Accumulated other comprehensive income                                  5,508         9,778
----------------------------------------------------------------------------------------------
                                                                       208,231       236,972

 Treasury stock, at cost, 2,780,500 and 2,761,500 shares               (27,115)      (26,986)
----------------------------------------------------------------------------------------------
  Total shareholders' equity                                           181,116       209,986
----------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                          $362,140      $406,994
==============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Calgon Carbon Corporation

                                                                                      Year Ended December 31
                                                                               -------------------------------------
(Dollars in thousands)                                                             1999          1998         1997
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net income (loss)                                                              $(13,729)     $  8,269     $ 21,484

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

  Depreciation and amortization                                                  22,882        21,612       20,436

  Non-cash restructuring asset and liability write-downs                         11,127           434            -

  Employee benefit plan provisions                                                2,161         2,293          488

  Changes in assets and liabilities--net of effects from purchase of businesses, exchange and non-cash restructuring asset and liability write-downs:

    (Increase) decrease in receivables                                           (3,310)       12,595       (3,264)

    (Increase) decrease in inventories                                           11,124        (7,248)      (7,316)

    (Increase) decrease in other current assets                                   3,508          (179)      (2,215)

    Increase (decrease) in restructuring reserve                                 15,215        (1,053)        (544)

    Increase (decrease) in accounts payable and accruals                            851       (14,315)       6,366

    Increase (decrease) in long-term deferred income taxes (net)                (11,790)        5,220        3,526

  Other items--net                                                                  923          (711)      (1,421)
--------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                    38,962        26,917       37,540
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities

  Purchase of businesses                                                           (813)       (6,055)      (4,546)

  Property, plant and equipment expenditures                                     (8,582)      (19,375)     (34,481)

  Proceeds from disposals of equipment                                            1,818           830        1,607
--------------------------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                                      (7,577)      (24,600)     (37,420)
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities

  Net proceeds from (repayments of) borrowings                                  (13,243)       11,183        5,202

  Treasury stock purchases                                                         (129)       (6,920)           -

  Common stock dividends                                                        (12,411)      (12,708)     (12,697)

  Other                                                                               -             -          767
--------------------------------------------------------------------------------------------------------------------
    Net cash (used in) financing activities                                     (25,783)       (8,445)      (6,728)
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          (2,733)         (529)        (849)
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  2,869        (6,657)      (7,457)

Cash and cash equivalents, beginning of period                                    1,325         7,982       15,439
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       $  4,194      $  1,325     $  7,982
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Calgon Carbon Corporation


                                                                             Accumulated
                                                                                 Other
                                  Common              Additional              Compreh-                  Treasury Stock
                                  Shares     Common      Paid-In    Retained    ensive                -----------------
(Dollars in thousands)            Issued     Shares      Capital    Earnings    Income   Sub-Total    Shares     Amount     Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996    41,435,960       $414      $62,102    $159,493   $12,347    $234,356   1,761,300  $(20,066)  $214,290

1997

Net income                             -          -            -      21,484         -      21,484           -         -     21,484

Employee stock plans              68,000          1          766           -         -         767           -         -        767

Common stock dividends
  Cash ($.32 per share)                -          -            -     (12,702)        -     (12,702)          -         -    (12,702)


Translation adjustments                -          -            -           -    (4,458)     (4,458)          -         -     (4,458)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997    41,503,960        415       62,868     168,275     7,889     239,447   1,761,300   (20,066)   219,381
------------------------------------------------------------------------------------------------------------------------------------


1998

Net income                             -          -            -       8,269         -       8,269           -         -      8,269

Common stock dividends
  Cash ($.32 per share)                -          -            -     (12,633)        -     (12,633)          -         -    (12,633)


Translation adjustments                -          -            -           -     1,889       1,889           -         -      1,889

Treasury stock purchased               -          -            -           -         -           -   1,000,200    (6,920)    (6,920)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998    41,503,960        415       62,868     163,911     9,778     236,972   2,761,500   (26,986)   209,986
------------------------------------------------------------------------------------------------------------------------------------


1999

Net (loss)                             -          -            -     (13,729)        -     (13,729)          -         -    (13,729)


Employee and director
  stock plans                     78,672          1          503           -         -         504           -         -        504

Common stock dividends
  Cash ($.29 per share)                -          -            -     (11,246)        -     (11,246)          -         -    (11,246)


Translation adjustments                -          -            -           -    (4,270)     (4,270)          -         -     (4,270)


Treasury stock purchased               -          -            -           -         -           -      19,000      (129)      (129)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999    41,582,632       $416      $63,371    $138,936   $ 5,508    $208,231   2,780,500  $(27,115)  $181,116
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Calgon Carbon Corporation


1. Statement of Accounting Policies
--------------------------------------------------------------------------------

Operations

The Company's operations are principally conducted in two business segments. Both segments include the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. One segment, Activated Carbon, relies on activated carbon as a base material, while the other, Engineered Systems, relies on a variety of other methods and materials which do not involve activated carbon. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in the Far East, Latin America and Asia.

Principles of Consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated and the Company's foreign sales corporation. A portion of the Company's international operations in Europe are owned directly by the Company and are operated as branches. The consolidated financial statements also include the accounts of the Company's 60% ownership interest in Calgon Far East Co., Ltd. Consolidation of less than 100% owned entities results in recording and presentation of minority interest. Intercompany accounts and transactions have been eliminated.

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

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from twenty to thirty years for buildings and land improvements, fifteen years for machinery and equipment, ten years for customer capital, seven to ten years for furniture and vehicles and seven years for the capitalized portion of the recently implemented business information system.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets, including goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, including related goodwill, the Company uses expected cash flows (undiscounted and without interest charges) from the use of the assets to assess the recoverability of the assets. If the sum of the expected future cash flows is less than the carrying amount of the asset, a fair value assessment of the asset would be completed using the best estimates of fair value available in the circumstances. The Company adopted this statement upon its issuance and has determined that no impairment losses need to be recognized for assets to be held and used. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Reclassification

Certain prior year amounts have been reclassified to conform with the 1999 presentation.

Pensions

Substantially all U.S. employees of the Company are covered by one of three non-contributory defined benefit pension plans. It is the Company's policy to annually fund these plans, subject to minimum and maximum amounts specified by regulations. In Europe, employees are also covered by various defined benefit pension plans or government sponsored defined contribution plans. The Company funds these plans according to local laws and practices.

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

2. Restructuring Charges
--------------------------------------------------------------------------------

During the fourth quarter of 1999, the Company adopted a strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses and repositioning its proven technologies to bring more value to consumers. In order to achieve these goals, the Company has been reorganized as a globally integrated business with emphasis on becoming a service business.

     As part of this strategy, three activated carbon production lines will be shut down and dismantled. One of these lines is at the Feluy, Belgium location, another is at Neville Island, Pennsylvania and the third is at the Company's Big Sandy, Kentucky facility. The cessation of activated carbon production activity at the Feluy plant will result in underutilized office facilities and enable the Company to transfer office activity from its current location in Brussels, Belgium to the plant. Operations at several other locations will be consolidated to gain global productivity and centralized processes to promote corporate-wide sharing of technical, operational and financial information. Included in this consolidation will be the transfer of production and administration activities from Markham, Ontario, Canada and Lakeland, Florida to Pittsburgh, Pennsylvania. With the exception of asset write-offs, these restructuring charges will require cash outlays. The implementation was begun in December 1999 and is expected to be completed before the end of the third quarter of 2000 with minor contractual cash outlays being deferred through the second quarter of 2001. The number of employee separations from this restructuring is expected to be 147. These separations will occur primarily at the locations impacted by the strategy and will be spread evenly between plant personnel and administrative positions. Additional hires will result in a net staff reduction of approximately 120 positions. Separations through December 31, 1999 were 18.

     In the third quarter of 1998, the Company initiated a worldwide plan to reduce costs and realign the organizational structure. The implementation was begun in September 1998 and is essentially completed, although contractual cash outlays will be made in the second quarter of 2000. With the exception of the asset write-offs, these restructuring charges required cash outlays. The number of planned employee separations from this restructuring was 131. All separations have been completed and were in line with the plan. An excess accrual in the amount of $809,000 resulted in a favorable adjustment to restructuring charges in 1999.

     During the fourth quarter of 1998, the Company essentially concluded its 1994 restructuring plan by transferring ownership of the Brilon Wald, Germany plant to the local community. The plant was shut down in 1995. The transaction provided that the Company contribute 9,000,000 deutsche marks (approximately $5,300,000) to the community to be used for demolition and development costs. These costs had been accrued by the Company through the initial restructuring plan. An excess accrual in the amount of $744,000 resulted in a favorable adjustment to restructuring charges in 1998. At the end of 1998, an accrual for final legal fees remained. During the fourth quarter of 1999, the balance remaining in the accrual was determined to be unnecessary and therefore a favorable adjustment of $61,000 was included in the restructuring charge for 1999.

     During the fourth quarter of 1997, the Company initiated a plan to consolidate the manufacturing operations and research activities of its Advanced Oxidation Technologies unit in Tucson, Arizona to its Markham, Ontario, Canada site. This consolidation was completed during the first quarter of 1998. As stated previously, activities from this site will be relocated to Pittsburgh, Pennsylvania in 2000.

     The following table sets forth the Company's restructuring charges for the years ended December 31, 1999, 1998 and 1997:

                                                                          Year Ended December 31
                                                                   -----------------------------------
(Thousands)                                                          1999         1998        1997
------------------------------------------------------------------------------------------------------
Employee severance and termination benefit costs                     $13,754     $ 6,303        $   96

Asset write-offs                                                      11,997       1,178         1,201

Other costs                                                            4,957         612           235
------------------------------------------------------------------------------------------------------
                                                                     $30,708     $ 8,093        $1,532

Excess 1998 plan accrual                                                (809)          -             -

Excess Brilon Wald, Germany accrual                                      (61)       (744)            -
------------------------------------------------------------------------------------------------------
Total                                                                $29,838     $ 7,349        $1,532
======================================================================================================

     The restructuring reserve balances at
December 31, 1999 and 1998 included:
                                                                                     December 31
                                                                               -----------------------
(Thousands)                                                                         1999          1998
------------------------------------------------------------------------------------------------------
1999 Plan

   Employee severance and termination benefit costs                              $13,062        $    -

   Other costs                                                                     4,882             -
------------------------------------------------------------------------------------------------------
                                                                                 $17,944        $    -
------------------------------------------------------------------------------------------------------
1998 Plan

   Employee severance and termination benefit costs                              $ 1,091        $4,393

   Other costs                                                                       209           407
------------------------------------------------------------------------------------------------------
                                                                                 $ 1,300        $4,800
------------------------------------------------------------------------------------------------------
1994 Plan

   Demolition, disposition and environmental costs associated

      with the closing of the Brilon Wald, Germany plant                               -           109
------------------------------------------------------------------------------------------------------
Total                                                                            $19,244        $4,909
======================================================================================================

3. Inventories
--------------------------------------------------------------------------------

                                                               December 31
                                                      --------------------------
(Thousands)                                                 1999          1998
--------------------------------------------------------------------------------
Raw materials                                          $   9,453     $  12,943

Finished goods                                            34,915        44,873
--------------------------------------------------------------------------------
Total                                                  $  44,368     $  57,816
================================================================================


4. Property, Plant and Equipment
--------------------------------------------------------------------------------

                                                             December 31
                                                      --------------------------
(Thousands)                                                 1999          1998
--------------------------------------------------------------------------------
Land and improvements                                  $  13,915     $  13,524

Buildings                                                 23,394        22,767

Machinery and equipment                                  267,175       305,278

Furniture and vehicles                                    21,069        19,450
--------------------------------------------------------------------------------
                                                       $ 325,553     $ 361,019

Less accumulated depreciation                           (163,801)     (171,769)
--------------------------------------------------------------------------------
Net                                                    $ 161,752     $ 189,250
================================================================================

5. Intangibles
--------------------------------------------------------------------------------

The following summarizes intangible assets, net of accumulated amortization of $6,483,000 and $4,341,000 at December 31, 1999 and 1998, respectively:

                                                              December 31
                                                      --------------------------
(Thousands)                                                 1999          1998
--------------------------------------------------------------------------------
Goodwill                                               $  73,054     $  74,638

Other                                                      3,566         3,704
--------------------------------------------------------------------------------
Total                                                  $  76,620     $  78,342
================================================================================

6. Long-Term Debt
--------------------------------------------------------------------------------


                                                               December 31
                                                       -------------------------
(Thousands)                                                 1999          1998
--------------------------------------------------------------------------------
United States credit facilities                        $  55,000     $  68,400

Term loan                                                  9,628         9,044

Pollution control debt and Industrial revenue bonds        8,139         8,234

German credit facility                                       379         1,130

Other                                                      7,578         6,424
--------------------------------------------------------------------------------
Total                                                  $  80,724     $  93,232

Less current maturities of long-term debt                 (4,604)      (22,131)
--------------------------------------------------------------------------------
Net                                                    $  76,120     $  71,101
================================================================================

United States Credit Facilities

During the second quarter of 1999, the Company entered into a new revolving United States credit facility. This new facility replaced the previous ones which, in total, had a borrowing availability of $100.0 million. The new, multi-bank credit agreement originally consisted of a $114.6 million five-year revolving credit facility expiring in May 2004 and a $50.4 million 364-day revolving credit facility expiring in May 2000. This was subsequently lowered to $86.8 million for the five-year revolving portion and $38.2 million for the 364-day revolving portion because it was determined that the lower amount would be adequate to meet the Company's needs. Included in this facility is a letter of credit subfacility which may not exceed $30.0 million. Annual facility fees are paid on the committed amount. Availability under this credit facility at December 31, 1999 was $64.6 million. The interest rate is based upon Euro dollar-based rates with other interest rate options available. The weighted average interest rate on the outstanding balance was 6.8% at December 31, 1999.

Term Loan

In June 1996, the Company entered into a five-year unsecured $9.6 million (14.0 million Canadian dollars) term loan with a Canadian bank. The interest rate is based upon either the bank's Prime Rate or a Bankers Acceptance Rate. As of December 31, 1999, the interest rate was 5.2%.

Pollution Control Debt and Industrial Revenue Bonds

The City of Ashland, Kentucky Floating Rate Pollution Control Revenue bonds totaling $5.1 million bear interest at a floating rate and are due October 1, 2006. As of December 31, 1999, the interest rate was 5.3%. These pollution control bonds are secured by certain pollution control assets located at the Company's Big Sandy, Kentucky plant. The German pollution control loan matures in 2000 and has a fixed interest rate of 6.0%.

     The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a floating rate and mature in May 2009. The interest rate as of December 31, 1999 was 5.7%. These Bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

German Credit Facility

The Company maintains a bank credit facility in Germany which provides for borrowings up to $2.6 million (5 million deutsche marks). During the year, this facility was reduced from 25 million deutsche marks because it was determined that this amount was excessive. The facility has no set maturity date and is made available on an "until further notice" basis. No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available. Availability under this credit facility at December 31, 1999 was $2.2 million (4.3 million deutsche marks). The weighted average interest rate on the loans outstanding at December 31, 1999 was 5.3%.

Other

Other consists of borrowings primarily from Japanese banks at various interest rates ranging from 1.0% to 4.1% and maturities through 2007. The weighted average interest rate on the loans outstanding was 2.1% at December 31, 1999.

Restrictive Covenants

The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to capital, operating income to interest expense and cash flow to debt. At December 31, 1999, the Company was in compliance with all covenants relating to the credit facilities in the United States. The German credit facility and the Canadian term loan have no financial covenants.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro dollar-based rates or prime rates and accordingly the carrying value of these obligations approximate their fair value.

Maturities of Debt

The Company is obligated to make principal payments on debt outstanding at December 31, 1999 of $4,604,000 in 2000, $10,582,000 in 2001, $853,000 in 2002,
$685,000 in 2003, $55,287,000 in 2004 and $8,713,000, thereafter.

7. Lease Commitments
-------------------------------------------------------------------------------

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles.

     Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $6,448,000 in 2000, $4,517,000 in 2001, $3,951,000 in 2002, $3,782,000 in 2003, $3,724,000 in
2004 and $7,555,000 thereafter.

     Total rental expenses on all operating leases were $7,598,000, $7,097,000 and $7,195,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

8. Shareholders' Equity
-------------------------------------------------------------------------------

On July 13, 1993, the Board of Directors authorized the Company to purchase up to 2,000,000 shares, or approximately 5% of its common stock. This authorization resulted in the purchase of 1,761,300 shares. On August 24, 1998, the Board of Directors authorized the purchase of an additional 2,000,000 shares. In conformance with those authorizations, purchases have been made from time to time and the repurchased shares are held as treasury stock. During 1999, 19,000 shares were purchased at a cost of $129,000. During 1998, 1,000,200 shares were purchased at a cost of $6,920,000. No shares were purchased during 1997. As of December 31, 1999, the Company had purchased 2,780,500 shares at a cost of $27,115,000. At December 31, 1998, the Company had purchased 2,761,500 shares of its common stock at an aggregate cost of $26,986,000.

     The Board of Directors adopted a Stockholder Rights Plan in January 1995, designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without Board approval. The Rights Plan will not prevent takeovers, but is designed to encourage anyone attempting to acquire the Company to first negotiate with the Board. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 14, 1995 and thereafter. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Calgon Carbon common stock at a purchase price of $50 per share. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock. If one of those events occurs, each stockholder (with the exception of the person or group who owns 20% or more of the outstanding stock) can exchange the rights for shares with a market value equal to the then-current exercise price or three shares, whichever has the greater value. The Rights can be redeemed by the Board of Directors under certain circumstances, in which case the Rights will not be exchangeable for shares.

9. Stock Compensation Plans
-------------------------------------------------------------------------------

At December 31, 1999, the Company had two stock-based compensation plans that are described below.


Employee Stock Option Plan

The Company has an Employee Stock Option Plan for officers and other key employees of the Company. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive," with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option.

     "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant. Of the options granted in 1999, 197,250 are performance-based options that vest immediately in various increments based upon the Company's achievement of four key 1999 measures and expire five years from the date of grant. Thirty percent of these options vested in January 2000. No compensation cost has been recorded in relation to the performance shares since the fair market value of the Company's stock was less than the option price of the related shares as of December 31, 1999.

     A summary of the Plan activity for the years ended December 31, 1999, 1998 and 1997 is presented below:

                                                    1999                          1998                           1997
                                        ----------------------------    -------------------------    ----------------------------
                                                           Weighted-                    Weighted-                       Weighted-
                                                             Average                      Average                         Average
                                           Shares     Exercise Price     Shares    Exercise Price       Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          691,500             $11.11    706,500            $11.19      764,000             $11.45

Granted                                   657,250               6.43     60,000             11.75       60,000              13.69

Exercised                                       -                  -          -                 -      (68,000)             11.27

Canceled                                 (129,500)             10.42    (75,000)            12.39      (49,500)             18.13

Outstanding at end of year              1,219,250               8.66    691,500             11.11      706,500              11.19

Options exercisable at year end           575,500                       365,100                        251,600

Weighted-average fair value of
   options granted during the year          $1.74                         $3.32                          $2.49
---------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 31, 1999:


                                            Options Outstanding                                        Options Exercisable
                        --------------------------------------------------------------          -----------------------------------
                                                     Weighted-
                                                       Average               Weighted-                                    Weighted-
       Range of               Number                 Remaining                 Average               Number                 Average
Exercise Prices          Outstanding          Contractual Life          Exercise Price          Exercisable          Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$6.06 to $17.88            1,219,250                 5.5 Years                   $8.66              575,500                  $10.08
------------------------------------------------------------------------------------------------------------------------------------


Non-Employee Directors' Stock Option Plan

The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant. The amended Plan was not implemented until 1999. There are previously issued options that are still outstanding.

     A summary of the Plan activity for the years ended December 31, 1999, 1998 and 1997 is presented below:


                                                    1999                          1998                        1997
                                        ----------------------------    -------------------------    ----------------------------
                                                           Weighted-                    Weighted-                       Weighted-
                                                             Average                      Average                         Average
                                           Shares     Exercise Price     Shares    Exercise Price       Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           13,700             $15.50     23,200           $ 15.50       16,100             $15.50

Granted                                    80,500               6.53          -                 -        8,400              15.50

Canceled                                        -                  -     (9,500)            15.50       (1,300)             15.50

Outstanding at end of year                 94,200               7.83     13,700             15.50       23,200              15.50

Options exercisable at year end            94,200                        13,700                         14,800

Weighted-average fair value of
   options granted during the year          $2.17                             -                          $2.25
---------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:


                                            Options Outstanding                                        Options Exercisable
                        --------------------------------------------------------------          -----------------------------------
                                                     Weighted-
                                                       Average               Weighted-                                    Weighted-
       Range of               Number                 Remaining                 Average               Number                 Average
Exercise Prices          Outstanding          Contractual Life          Exercise Price          Exercisable          Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$6.53 to $15.50               94,200                 8.5 Years                   $7.83               94,200                  $7.83
------------------------------------------------------------------------------------------------------------------------------------


     The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock-based compensation plans. No compensation cost has been recognized for these plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income
(loss) and net income (loss) per common share would have been as follows:




                                                                     Year Ended December 31
                                                             -------------------------------------
(Dollars in thousands except per share data)                     1999           1998          1997
--------------------------------------------------------------------------------------------------
Net income (loss)                          As reported       $(13,729)        $8,269       $21,484
                                           Pro forma         $(14,196)        $8,042       $21,217
Net income (loss) per common share
   Basic                                   As reported       $   (.35)        $  .21       $   .54
                                           Pro forma         $   (.37)        $  .20       $   .53
   Diluted                                 As reported       $   (.35)        $  .21       $   .54
                                           Pro forma         $   (.37)        $  .20       $   .53
--------------------------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                 1999           1998          1997
-----------------------------------------------------------------------------------------------------
Dividend yield                                                   4.94%          4.27%         2.98%

Risk-free interest rates                                   5.37%-6.00%          5.80%   6.13%-6.81%

Expected volatility                                            39%-54%            32%       23%-27%

Expected lives of options                                  2-10 years       10 years     3-5 years
-----------------------------------------------------------------------------------------------------

10. Pensions
--------------------------------------------------------------------------------

The Company sponsors defined benefit plans covering substantially all employees. For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999 and a statement of the funded status as of December 31 of both years:


                                                            December 31
                                                        -------------------
(Thousands)                                                 1999       1998
-----------------------------------------------------------------------------

Reconciliation of benefit obligation

Benefit obligations at January 1                        $ 49,235    $43,258

Service cost                                               2,521      2,529

Interest cost                                              3,183      3,148

Plan amendments                                              218          -

Actuarial (gains) losses                                 (13,458)     1,747

Benefits paid                                             (1,664)    (1,447)
-----------------------------------------------------------------------------
Benefit obligations at December 31                      $ 40,035    $49,235
-----------------------------------------------------------------------------

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1                  $ 45,795    $37,112

Actual return on plan assets                               4,467      8,113

Employer contributions                                       507      2,017

Benefits paid                                             (1,664)    (1,447)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31                $ 49,105    $45,795
-----------------------------------------------------------------------------

Funded status of plans at December 31                   $  9,070    $(3,440)

Unrecognized net actuarial (gains) losses                (16,372)    (2,695)

Unrecognized prior service cost                            2,448      2,480
-----------------------------------------------------------------------------
Accrued pension cost at December 31                     $ (4,854)   $(3,655)
-----------------------------------------------------------------------------

     For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 1999, 1998 and 1997:



                                                  Year Ended December 31
                                             -------------------------------
(Thousands)                                     1999        1998       1997
----------------------------------------------------------------------------
Service cost                                 $ 2,521     $ 2,529    $ 2,192

Interest cost                                  3,183       3,148      2,821

Expected return on assets                     (4,103)     (3,409)    (2,653)

Prior service cost                               250         239        239

Net amortization                                (145)          -          -

----------------------------------------------------------------------------
Net periodic pension cost                    $ 1,706     $ 2,507    $ 2,599
----------------------------------------------------------------------------

     For U.S. plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                            1999       1998
---------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:

Discount rate                                               8.00%      6.75%

Expected annual return on plan assets                       9.00%      9.00%

Rate of increase in compensation levels                     4.00%      4.00%
---------------------------------------------------------------------------

     For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999 and a statement of the funded status as of December 31 of both years:



                                                             December 31
                                                         ------------------
(Thousands)                                                 1999       1998
---------------------------------------------------------------------------
Reconciliation of benefit obligation

Benefit obligations at January 1                         $18,946   $ 13,789

Service cost                                                 907        774

Interest cost                                                921        873

Employee contributions                                       221          -

Actuarial (gains) losses                                  (2,502)     2,950

Benefits paid                                               (423)      (295)

Foreign currency exchange rate changes                    (1,443)       855
---------------------------------------------------------------------------
Benefit obligations at December 31                       $16,627   $ 18,946
---------------------------------------------------------------------------

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1                   $ 7,334   $  5,548

Actual return on plan assets                                 784        525

Employer contributions                                       837      1,169

Employee contributions                                       221          -

Benefits paid                                               (423)      (135)

Foreign currency exchange rate changes                      (591)       227
---------------------------------------------------------------------------
Fair value of plan assets at December 31                 $ 8,162   $  7,334
---------------------------------------------------------------------------

Funded status of plans at December 31                    $(8,465)  $(11,612)

Unrecognized net actuarial losses                            625      3,109

Unrecognized net transition obligation                       449        552
---------------------------------------------------------------------------
Accrued pension cost at December 31                      $(7,391)  $ (7,951)
---------------------------------------------------------------------------

     For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 1999, 1998 and 1997:


                                                  Year Ended December 31
                                              -----------------------------
(Thousands)                                      1999       1998       1997
---------------------------------------------------------------------------
Service cost                                   $  907     $  691     $  621

Interest cost                                     921        873        895

Expected return on assets                        (430)      (429)      (338)

Net amortization                                  105         14         10
---------------------------------------------------------------------------
Net periodic pension cost                      $1,503     $1,149     $1,188
---------------------------------------------------------------------------

     For European plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                            1999       1998
---------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:

Discount rate                                               5.57%      5.30%

Expected annual return on plan assets                       6.85%      6.20%

Rate of increase in compensation levels                     3.60%      3.50%
---------------------------------------------------------------------------

     The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $9,648,000 and $3,810,000, respectively as of December 31, 1999 and $10,776,000 and $3,854,000, respectively, as of December 31, 1998.


11. Provision for Income Taxes
--------------------------------------------------------------------------------
The components of the provision (benefit) for income taxes were as follows:

                                                  Year Ended December 31
                                              -----------------------------
(Thousands)                                      1999       1998       1997
---------------------------------------------------------------------------

Current
   Federal                                    $(1,203)   $(2,802)   $ 5,721
   State and local                               (369)      (327)       969
   Foreign                                        820      2,526      1,824
---------------------------------------------------------------------------
                                                 (752)      (603)     8,514
---------------------------------------------------------------------------
Deferred
   Federal                                     (3,840)     4,480        818
   State and local                               (941)       523        175
   Foreign                                     (3,806)       299      2,154
---------------------------------------------------------------------------
                                               (8,587)     5,302      3,147
---------------------------------------------------------------------------
Provision (benefit) for income taxes          $(9,339)   $ 4,699    $11,661
---------------------------------------------------------------------------

     Income (loss) before income taxes for 1999, 1998 and 1997 includes ($7,503,000), $2,925,000 and $8,396,000, respectively, generated by operations outside the United States.


     The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:


                                                             Year Ended December 31
                                                         -----------------------------
                                                            1999       1998       1997
--------------------------------------------------------------------------------------
U.S. federal statutory rate                                (35.0)%     35.0%      35.0%

State income taxes, net of federal income tax benefit       (3.7)       1.6        2.2

Higher tax (benefit) rate on foreign income (loss)          (1.6)       2.4        (.9)

Other-net                                                   (0.4)      (2.9)      (1.0)
--------------------------------------------------------------------------------------
Effective income tax rate                                  (40.7)%     36.1%      35.3%
--------------------------------------------------------------------------------------

     The Company has the following operating loss and tax credit carryforwards as of December 31, 1999 (in thousands):


                                                                               Expiration
Type                                                                 Amount         Date
----------------------------------------------------------------------------------------
Operating loss carryforwards-domestic                               $ 9,583         2018

Operating loss carryforwards-foreign                                $24,242         None
----------------------------------------------------------------------------------------

     The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 1999.

     The components of deferred taxes are comprised of the following:



                                                                       December 31
                                                                   -------------------
(Thousands)                                                            1998       1997
--------------------------------------------------------------------------------------
Deferred tax assets

   Foreign tax loss and credit carryforwards                        $ 9,805    $10,028

   U.S. net operating loss carryforwards                              3,354          -

   U.S. tax benefits on deferred foreign income                           -        759

   Accruals                                                          13,292      2,972

   Intangibles                                                          407         -

   Inventories                                                          988      1,057

   Pensions                                                           2,771      2,281

   Organization costs                                                   664        664

   Other                                                                  -        123
--------------------------------------------------------------------------------------
Total deferred tax assets                                           $31,281    $17,884
--------------------------------------------------------------------------------------
Deferred tax liabilities

   Property, plant and equipment                                    $35,902    $36,502

   U.S. liability on Belgian deferred tax assets                      2,581          -

   U.S. liability on German deferred tax assets                       5,405      7,275

   U.S. liability on deferred foreign income                          1,031          -

   Cumulative translation adjustment                                  3,824      6,123

   Inventories                                                            -        408

   Intangibles                                                        2,925      1,623

   Other                                                                 40        947
--------------------------------------------------------------------------------------
Total deferred tax liabilities                                      $51,708    $52,878
--------------------------------------------------------------------------------------

12. Other Information
--------------------------------------------------------------------------------

Repair and maintenance expenses were $19,068,000, $21,855,000 and $19,778,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Other (expense)--net includes net foreign currency transaction gains of $66,000 for the year ended December 31, 1999 and losses of ($147,000) and ($238,000) for the years ended December 31, 1998 and 1997 and taxes other than on income of ($1,068,000), ($1,078,000) and ($691,000) for the years ended
December 31, 1999, 1998 and 1997, respectively. Also included are losses due to the write-off of unusable equipment of ($539,000) for the year ended December 31, 1999, with nominal amounts for the years ended December 31, 1998 and 1997.

     Deferred taxes included in the translation adjustments for 1999, 1998 and 1997 were ($2,299,000), $976,000 and ($2,449,000), respectively.

13. Supplemental Cash Flow Information
--------------------------------------------------------------------------------


(Thousands)                                        1999       1998       1997
--------------------------------------------------------------------------------
Cash paid (received) during the year for

   Interest (net of $142 capitalized in 1998)    $  5,142   $  4,737   $  3,768

   Income taxes (net of refunds)                 $   (748)  $  7,576   $  9,267
--------------------------------------------------------------------------------

Bank debt

   Borrowings                                    $  9,443   $ 29,259   $ 19,584

   Repayments                                     (22,686)   (18,076)   (14,382)
--------------------------------------------------------------------------------
Net proceeds from (repayments of) borrowings     $(13,243)  $ 11,183   $  5,202
================================================================================

14. Litigation
--------------------------------------------------------------------------------

On December 31, 1996, the Company purchased the common stock of Advanced Separation Technologies Incorporated (AST) from Progress Capital Holdings, Inc. and Potomac Capital Investment Corporation.

     On January 12, 1998, the Company filed a claim for unspecified damages in the United States District Court in the Western District of Pennsylvania alleging among other things that Progress Capital Holdings and Potomac Capital Investment Corporation materially breached various AST financial and operational representations and warranties included in the Stock Purchase Agreement. Based upon information obtained since the acquisition and corroborated in the course of pre-trial discovery, the Company believes that it has a reasonable basis for this claim and intends to vigorously pursue reimbursement for damages sustained. Neither the Company nor its counsel can predict with certainty the amount, if any, of recovery that will be obtained from the defendants in this matter. Accordingly, the Company has not recorded a receivable for this gain contingency pending further developments in the litigation. It is expected that the matter will come to trial in 2000.

     Trojan Technologies, Inc. (Trojan), a Canadian corporation and a competitor of the Company, has commenced two patent infringement actions against the Company and its subsidiary, Calgon Carbon Canada, Inc. These actions are currently pending in the United States District Court for the Southern District of Georgia (Savannah) and in Federal Court of Canada, Ottawa, Canada:

     Trojan Technologies v. Calgon Carbon Corporation et al.; Civil Action No.
     -------------------------------------------------------
CV498-281; U.S. District Court for the Southern District of Georgia.

     Trojan Technologies v. Calgon Carbon Corporation and Calgon Carbon
     ------------------------------------------------------------------
Canada, Inc.; Case No. T-488-99; Federal Court of Canada, Trial Division.
------------

     Both are civil suits brought by Trojan for the alleged infringement of U.S. Patent No. 5,590,390 (the '390 patent) in the Southern District of Georgia action and Canadian Patent No. 2,117,040 (the '040 patent) in the Ottawa action. Both suits seek monetary and injunctive relief for the alleged infringement of these patents from the manufacture, use and sale of the Company's ultraviolet
(UV) municipal wastewater treatment system known as the Aurora UV(tm) system. The Company has denied infringement and has also asserted the defense of patent invalidity in both suits. In addition, the Company has brought counterclaims for unfair competition and antitrust violations against Trojan in the U.S. case, based upon misuse of the '390 patent to suppress competition in the medium pressure UV municipal wastewater disinfection market. The Company has brought a counterclaim for a declaration of the invalidity of the '040 patent in the Canadian case.

     The Company is vigorously defending both of these actions and believes that it will ultimately prevail on the merits of both the United States and Canadian cases as it does not infringe either of Trojan's patents.


15. Basic and Diluted Net Income Per Common Share
--------------------------------------------------------------------------------

Computation of basic and diluted net income (loss) per common share is performed as follows:



                                                        For the Year                For the Year               For the Year
                                                         Ended 1999                  Ended 1998                 Ended 1997
                                                 --------------------------  --------------------------  ---------------------------

                                                      (Loss)         Shares       Income         Shares       Income         Shares
(Dollars in thousands, except per share amounts) (Numerator)  (Denominator)  (Numerator)  (Denominator)  (Numerator)  (Denominator)
-----------------------------------------------------------------------------------------------------------------------------------
Basic Net Income (Loss) Per Common Share

Income (loss) available to
   common stockholders                             $(13,729)     38,778,974      $ 8,269     39,504,292      $21,484     39,696,008

Effect of Dilutive Securities

Options                                                                   -                      17,117                      88,911
-----------------------------------------------------------------------------------------------------------------------------------

Diluted Net Income (Loss) Per Common Share

Income (loss) available to common
   stockholders plus assumed conversion            $(13,729)     38,778,974      $ 8,269     39,521,409      $21,484     39,784,919
-----------------------------------------------------------------------------------------------------------------------------------
Basic Net Income (Loss) Per Common Share           $   (.35)                     $   .21                     $   .54

Diluted Net Income (Loss) Per Common Share         $   (.35)                     $   .21                     $   .54
===================================================================================================================================

     As of December 31, 1999, there were 1,313,450 options outstanding with an exercise price range of between $6.06 and $17.88 per share. The 1999 diluted earnings per share calculation excluded the effect of 10,862 dilutive securities with an exercise price range of between $6.06 and $6.53 per share depending on the average stock prices during the period, because the effect was antidilutive. For the year ended December 31, 1998, there were 705,200 options outstanding with exercise prices ranging from $10.50 to $17.88 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $11.38 per share. For the year ended December 31, 1997, options outstanding of 729,700 had an exercise price range from $10.50 to $21.88 per share. The diluted earnings per share calculation included those with an exercise price range of between $10.50 and $13.13 per share.

16. Segment Information
--------------------------------------------------------------------------------

In 1998, the Company adopted SFAS No. 131. The 1997 segment information has been restated to present the Company's two reportable segments: 1. Activated Carbon and 2. Engineered Systems. Both segments produce, design and market products and services specifically developed for the purification, separation and concentration of liquids and gases and both sell to the same markets. The Activated Carbon segment includes production facilities in Pittsburgh, Pennsylvania (2 locations); Big Sandy, Kentucky; Pearl River, Mississippi; Blue Lake, California; Feluy, Belgium; Grays, England; Houghton Le Spring, England; Bodenfelde, Germany; and Fukui Prefecture, Japan. Office facilities are located in Pittsburgh, Pennsylvania; Vero Beach, Florida and Brussels, Belgium. The Engineered Systems segment has manufacturing and office facilities in Lakeland, Florida and Markham, Ontario, Canada. The following segment related information is presented for the years ended December 31, 1999, 1998 and 1997:


                                                                               Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------
Net sales

Activated Carbon Segment

   Carbon                                                                $142,333    $149,120    $162,760

   Service                                                                 88,787      89,939      91,697

   Carbon equipment                                                        22,420      20,009      24,875

   Charcoal and liquid                                                     16,896      19,387      20,315
----------------------------------------------------------------------------------------------------------
                                                                          270,436     278,455     299,647
----------------------------------------------------------------------------------------------------------
Engineered Systems Segment

   Advanced Oxidation Technologies                                          8,746       8,051       7,631

   Advanced Separation Technologies                                        16,970      14,534      20,222
----------------------------------------------------------------------------------------------------------
                                                                           25,716      22,585      27,853
----------------------------------------------------------------------------------------------------------
Consolidated net sales                                                   $296,152    $301,040    $327,500
==========================================================================================================

                                                                               Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------

Income (loss) from operations before
   amortization and restructuring charges

Activated Carbon                                                         $ 14,727    $ 29,412    $ 43,938

Engineered Systems                                                          1,765        (225)     (1,783)
----------------------------------------------------------------------------------------------------------
                                                                         $ 16,492    $ 29,187    $ 42,155
Reconciling items

   Restructuring charges                                                  (29,838)     (7,349)     (1,532)

   Amortization of intangibles and organization costs                      (2,303)     (2,398)     (2,411)

   Interest income                                                             98         181         325

   Interest expense                                                        (4,893)     (4,771)     (4,057)

   Other expense--net                                                      (2,523)     (1,834)     (1,440)
----------------------------------------------------------------------------------------------------------
Consolidated income (loss) before income taxes and minority interest     $(22,967)   $ 13,016    $ 33,040
==========================================================================================================

                                                                               Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------

Depreciation

Activated Carbon                                                         $ 19,885    $ 18,351    $ 17,114

Engineered Systems                                                            694         863         911
----------------------------------------------------------------------------------------------------------
                                                                         $ 20,579    $ 19,214    $ 18,025
Amortization of intangibles and organization costs                          2,303       2,398       2,411
----------------------------------------------------------------------------------------------------------
Consolidated depreciation and amortization                               $ 22,882    $ 21,612    $ 20,436
==========================================================================================================

                                                                                     December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------
Total assets

Activated Carbon                                                         $280,048    $319,736    $323,677

Engineered Systems                                                         82,092      87,258      95,363
----------------------------------------------------------------------------------------------------------
Consolidated total assets                                                $362,140    $406,994    $419,040
==========================================================================================================

                                                                               Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures

Activated Carbon                                                         $  8,140    $ 18,779    $ 33,650

Engineered Systems                                                            442         596         831
----------------------------------------------------------------------------------------------------------
Consolidated property, plant and equipment expenditures                  $  8,582    $ 19,375    $ 34,481
==========================================================================================================

Geographic Information

                                                                               Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------
Net sales

United States                                                            $163,098    $162,481    $173,858

Germany                                                                    29,115      29,192      30,800

United Kingdom                                                             18,506      20,398      31,158

Japan                                                                      13,498      17,486      11,897

Other                                                                      71,935      71,483      79,787
----------------------------------------------------------------------------------------------------------
Consolidated net sales                                                   $296,152    $301,040    $327,500
=========================================================================================================

                                                                                    December 31
                                                                        ----------------------------------
(Thousands)                                                                  1999        1998        1997
----------------------------------------------------------------------------------------------------------
Long-lived assets

United States                                                            $197,139    $214,570    $215,204

Belgium                                                                    14,487      24,442      24,253

Germany                                                                     8,360       9,899       9,867

Canada                                                                      6,818       7,386       9,292

Japan                                                                       7,208       7,299       7,131

United Kingdom                                                              5,314       6,354       4,673

France                                                                        111         151         166
----------------------------------------------------------------------------------------------------------
                                                                         $239,437    $270,101    $270,586
Deferred taxes                                                              6,223       7,053       8,863
----------------------------------------------------------------------------------------------------------
Consolidated long-lived assets                                           $245,660    $277,154    $279,449
==========================================================================================================

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

           Six-Year Summary Selected Financial and Statistical Data

                                                                         Year Ended December 31
                                                 ---------------------------------------------------------------------
(Dollars in thousands, except per share data)     1999        1998         1997        1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Income Statement Data:

Net sales                                       $296,152     $301,040    $327,500    $290,196    $291,898    $274,244

Income (loss) from operations                   $(15,649)    $ 19,440    $ 38,212    $ 32,834    $ 32,087    $(16,281)

Interest expense                                $  4,893     $  4,771    $  4,057    $    752    $    620    $    752

Net income (loss) (a)(b)(c)(d)                  $(13,729)    $  8,269    $ 21,484    $ 21,061    $ 20,438    $ (8,319)

Percent of pre-tax income (loss) to sales           (7.8)%        4.3%       10.1%       11.3%       10.6%       (6.6)%

Net income (loss) per common share--
 basic (a)(b)(c)(d)                             $   (.35)    $    .21    $    .54    $    .52    $    .51    $   (.20)

Net income (loss) per common share--
 diluted (a)(b)(c)(d)                           $   (.35)    $    .21    $    .54    $    .52    $    .50    $   (.20)

Dividends declared per common share             $    .29     $    .32    $    .32    $    .32    $    .80    $    .16
----------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at year end):

Working capital                                 $ 51,124     $ 58,022    $ 57,252    $ 64,925    $ 81,774    $ 81,828

Total assets                                    $362,140     $406,994    $419,040    $392,983    $334,651    $341,488

Long-term debt                                  $ 76,120     $ 71,101    $ 72,297    $ 65,837    $  5,608    $  6,401

Treasury stock, at cost                         $ 27,115     $ 26,986    $ 20,066    $ 20,066    $ 12,328    $ 12,328
----------------------------------------------------------------------------------------------------------------------
Other Selected Data (at year end):

Return (loss) on average
   shareholders' equity                               (7)%          4%         10%         10%          9%         (4)%

Ratio of total debt to total capitalization           31 %         31%         27%         25%          6%          4%

Current ratio                                        178 %        181%        170%        198%        229%        224%

Effective tax rate                                 (40.7)%       36.1%       35.3%       36.0%       33.9%      (54.1)%

Treasury stock, in thousands                       2,781        2,762       1,761       1,761       1,006       1,006

Shares outstanding, in thousands                  38,802       38,742      39,743      39,675      40,419      40,419

Book value per outstanding
   common share                                 $   4.67     $   5.42    $   5.52    $   5.40    $   5.35    $   5.59

Market value of common stock                    $   5.88     $   7.50    $  10.75    $  12.25    $  12.00    $  10.00

Price earnings ratio of stock prices                   -         35.7        19.9        23.6        23.5           -

Capital expenditures                            $  8,582     $ 19,375    $ 34,481    $ 14,375    $ 12,681    $  7,193

Number of registered shareholders                  1,861          803         866         984       1,102       1,306

Number of employees                                1,185        1,195       1,341       1,297       1,097       1,267
-----------------------------------------------------------------------------------------------------------------------

(a) After an after-tax charge in 1994 of $24.25 million or $.59 per share resulting from a restructuring of operations.
(b) After an after-tax charge in 1997 of $.95 million or $.03 per share resulting from a restructuring of operations.
(c) After an after-tax charge in 1998 of $4.70 million or $.12 per share resulting from a restructuring of operations.
(d) After an after-tax charge in 1999 of $18.02 million or $.46 per share resulting from a restructuring of operations.

Quarterly Financial Data-Unaudited


                                                           1999                                       1998
                                     -------------------------------------------    ----------------------------------------
                                        1st         2nd         3rd         4th         1st        2nd      3rd          4th
(Thousands except per share data)    Quarter    Quarter     Quarter     Quarter     Quarter    Quarter  Quarter      Quarter
----------------------------------------------------------------------------------------------------------------------------
Net sales                            $71,792    $80,215     $73,822    $ 70,323     $69,508    $85,713   $72,636     $73,183

Gross profit                         $26,110    $28,346     $25,417    $ 20,085     $28,533    $32,026   $25,380     $26,975

Net income (loss)                    $ 2,594    $ 2,692     $ 1,800    $(20,815)    $ 3,569    $ 5,217   $(2,931)    $ 2,414
============================================================================================================================

Common Stock Data:

Net income (loss) per common
 share (basic and diluted)           $   .07    $   .07     $   .05    $   (.54)    $   .09    $   .13   $  (.07)    $   .06
============================================================================================================================
Average common
   shares outstanding                 38,726     38,784      38,802      38,802      39,743     39,743    39,640      38,899
============================================================================================================================

Common Shares and Market Information


Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,861 registered shareholders at year end.


Quarterly Common Stock Price Ranges and Dividends

                                                  1999                                      1998
                                    --------------------------------         ---------------------------------
Fiscal Quarter                      High          Low       Dividend          High          Low       Dividend
--------------------------------------------------------------------------------------------------------------
First                              7 3/4         5 1/16        $.080         13 7/8        9 13/16       $.080

Second                             6 3/4         5 1/8         $.080         12 1/2        9 3/4         $.080

Third                              7 7/16        5 3/4         $.080         11 1/4        5 7/8         $.080

Fourth                             7 3/8         5 7/16        $.050          8 9/16       5 5/16        $.080
==============================================================================================================

42