Form 10-K, Exhibit 13
period 2000-12-31
CALGON CARBON CORPORATION
filed 2001-04-02
CIK 812701

                                                                      EXHIBIT 13

Financials


FINANCIAL
CONTENTS

13                                        19                                 42
Management's Discussion                   Consolidated Balance Sheet         Quarterly Financial Data--
and Analysis                                                                 Unaudited
                                          20
17                                        Consolidated Statement             42
Report of Management                      of Cash Flows                      Common Shares and
                                                                             Market Information
17                                        21
Report of Deloitte & Touche LLP           Consolidated Statement
Independent Accountants                   of Shareholders' Equity

18                                        22
Consolidated Statement of                 Notes to the Consolidated
Income and Comprehensive                  Financial Statements
Income
                                          41
                                          Six-Year Summary
                                          Selected Financial
                                          and Statistical Data



MANAGEMENT'S DISCUSSION AND ANALYSIS
Calgon Carbon Corporation

Overview
In the year 2000, many changes occurred at Calgon Carbon Corporation. Revenue declined by 9%, yet net income in 2000 exceeded 1999 by 93%, excluding the after tax effect of restructuring charges. The principal reason net income increased despite sales decreasing was the cost savings associated with the continued implementation of the strategic plan that was formulated in 1999. In 2000, the Company proceeded forward in its focus to improve economic profit and to grow shareholder value.

Net earnings for the year 2000 were $9.9 million or $0.25 per diluted share, as compared to a net loss of $13.7 million or $0.35 per diluted share for 1999. Excluding the restructuring charge, the Company earned $4.3 million or $0.11 per diluted share in 1999. The Company's 9% shortfall in sales in 2000 was mitigated by cutting costs by 15% and generating cash from operating working capital, excluding restructuring, of $11.8 million. The Company's success in managing its working capital enabled it to not only make restructuring payments of $16.2 million during the year from operating cash flow, but also to pay down debt by $12.2 million while providing its shareholders with $7.8 million in dividend payments.

The following are highlights during the year 2000. In February, the Company's ISEP(R) continuous ion exchange system was the first to receive approval acceptance by the California Department of Health Services for the removal of perchlorate and nitrate from drinking water. The activated carbon production facility in Feluy, Belgium was shut down in May and later dismantled to increase utilization of the Company's other capital assets. After activated carbon production was discontinued in Belgium, European carbon requirements were filled by shipments from the Company's U.S. facilities. In June, the Company was awarded a contract for the largest ultraviolet light system in the U.S. for municipal drinking water disinfection. In July, to better serve customers, the European Center of Excellence was established in Feluy, Belgium. Administrative personnel from the former headquarters in Brussels, Belgium, which was subsequently closed, joined the operations people at the site. The Company relocated its Engineered Solutions operations from Markham, Ontario, Canada and Lakeland, Florida to Pittsburgh, Pennsylvania in August. Integration of all of the support functions with the design and manufacturing capabilities resulted in the formation of a Center of Excellence for Engineered Solutions. In the fall, the first two of the Company's new consumer products, Purrfectly Fresh(TM) and WaveZorb(TM), were launched in test markets. This marked the Company's effort to miniaturize its proven technologies used on an industrial scale for direct sale to consumers. A partnership with QVC, Inc. was formed in September that will allow the Company to introduce future consumer products through the leader in direct television sales. In December, the Company was awarded the largest single equipment contract in its history for its ISEP+(TM) system for removal and destruction of perchlorate. The contract, valued at over $14.0 million, is an important step in the Company realizing its Engineered Solutions growth potential.

The Company dealt with many challenges during 2000, and leaves the year stronger as an industry leader and streamlined for future growth.

Calgon Carbon Corporation  14

Results of Operations
2000 Versus 1999

Consolidated net sales decreased in 2000 versus 1999 by $27.2 million or 9.2%. This was primarily the result of sales decreases in three of the Company's four reportable segments. Sales of Activated Carbon declined by $19.8 million or 13.7%. That decline was due to the Company's strategy to fix or exit lower margin markets, as well as the net unfavorable impact of foreign currency translation. Service sales decreased by $3.3 million or 3.5% due to a decline in large equipment sales and sales of temporary/emergency systems, combined with an unfavorable foreign currency translation impact. Sales decreased in the Engineered Solutions segment by $5.0 million or 13.2%, which was primarily due to a reduced number of new projects. Sales increased in the Consumer Health segment by $0.9 million or 4.5%. The increase was the result of strong charcoal sales, partially offset by the adverse effect of foreign currency translation. The total sales decrease for all segments due to the effect of currency translation was $9.2 million.

Gross profit before depreciation, as a percentage of net sales, was 35.4% in 2000 versus 33.8% in 1999. This 1.6 percentage point improvement was primarily the result of the implementation of the strategy to lower the cost to serve activated carbon markets, exiting unprofitable business areas, and a minor effect from price increases.

Depreciation and amortization decreased by $2.3 million or 10.0% due to a reduction of the book value of the Company's fixed assets as a result of write-offs taken as part of the Company's restructuring charge in the fourth quarter of 1999.

Selling, general and administrative expenses decreased by $5.6 million or 10.2%. The decline reflects savings from restructuring including a reduction in personnel, and efficiencies gained by the establishment of the Pittsburgh, Pennsylvania and Feluy, Belgium Centers of Excellence, as well as lower personnel recruitment costs. The decline was partially offset by additional charges in 2000 of $1.8 million related to the adjustment of the 1999 restructuring accrual and non-recurring costs to establish the aforementioned Centers of Excellence.

Research and development expenses were $7.4 million in 2000 versus $7.7 million in 1999, a decrease of $.3 million, which reflects the Company's increased focus on cost control.

Restructuring income of $2.3 million in 2000 represents the reduction of various components of the Company's restructuring liability based upon management's re-evaluation of the sufficiency of the restructuring accrual to meet its future obligations. The 1999 restructuring charge of $29.8 million was the result of a strategy adopted in the fourth quarter of that year aimed at lowering costs in the activated carbon markets and increasing the Company's focus on its service and solutions businesses, while also adapting proven technologies to a new line of consumer products. Included in these 1999 costs were employee severance and termination costs and asset write-offs. Additional information on restructuring charges can be found in Note 2 to the Consolidated Financial Statements.

The reduction in Other expense--net of $2.1 million was primarily the result of increased foreign exchange gains and the non-recurrence of miscellaneous equipment write-offs that were recorded in 1999.

The effective tax rate for 2000 was 30.6% versus a benefit of 40.7% in 1999. The 2000 rate was positively affected by the Company reversing $0.9 million of deferred taxes on its unrepatriated earnings of its European and Canadian subsidiaries due to management's conclusion that those earnings will continue to be reinvested indefinitely, and a $1.4 million benefit from the redetermination of its foreign sales corporation benefit for the years 1996 through 1999. Offsetting that impact was increased income in higher taxed foreign jurisdictions. Looking forward, it is management's expectation that the Company will maintain an effective tax rate of approximately 36%.

1999 Versus 1998

Consolidated net sales decreased in 1999 versus 1998 by $4.9 million or 1.6%. This was the net result of sales decreases in the Activated Carbon and Consumer Health segments of $13.5 million and $2.6 million, respectively, partially offset by increases in the Service and Engineered Solutions segments of $6.8 million and $4.9 million. The Activated Carbon segment net sales decrease of 8.5% was primarily due to lower carbon products sales within the Japanese municipal market and also within the U.S. food and non-U.S. original equipment manufacturer markets. The increase of 7.7% experienced by the Service segment was the result of increased large equipment sales in the U.S. environmental, municipal, and industrial markets. Charcoal sales in Germany were down due to business lost to imports. Within the Engineered Solutions segment, revenues increased 14.9% primarily due to increased sales of the Company's ultraviolet light technologies. The backlog of orders for this segment had decreased by $4.6 million since December 31, 1998. Consumer Health sales declined in 1999 by 11.7% due to decreased charcoal sales in Germany as a result of business being lost to imports.

Gross profit before depreciation, as a percentage of net sales, was 33.8% in 1999 versus 37.5% in 1998. The decline of 3.7% was related to charges associated with the Company's inventory reduction program, competitive pressure on pricing, and shifts in sales to higher-cost products that were sold in 1998. These negative effects were partially offset by sales of more profitable projects, continued emphasis on controlling costs, and savings associated with the 1998 restructuring.

Depreciation and amortization increased by $1.3 million due to capital spending associated with the Company's new business information system and normal ongoing capital expenditures.

                                                          15  2000 Annual Report

Selling, general and administrative expenses were reduced by $.9 million. This net reduction was primarily the result of savings related to the 1998 restructuring, partially offset by organizational and CEO recruitment costs of $1.4 million and write-offs of problem accounts receivables during 1999.

Research and development expenses were down by $.7 million due to savings associated with the 1998 restructuring of operations. As a percentage of sales, these expenses were 2.6% in 1999 versus 2.8% in 1998.

During the fourth quarter of 1999, the Company adopted a strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses, and repositioning its proven technologies to bring more value to consumers. In order to achieve these goals, the Company has been reorganized as a globally integrated business with emphasis on becoming a service business. Some activated carbon production lines were shut down and dismantled, and operations at several locations were consolidated to gain global productivity and centralized processes to promote corporate-wide sharing of technical, operational and financial information. Costs associated with the restructuring were $30.7 million, and included employee severance and termination costs and asset write-offs. This action reduced costs by approximately $11.2 million in 2000, with the expectation that annual after tax savings going forward will be approximately $13.0 million per year. These costs were partially offset by the reversals of accruals from previous years' restructurings.

The increase in other expense in 1999 versus 1998 was primarily due to the write-off of miscellaneous equipment determined to be unusable in 1999.

The effective tax rate for 1999 was a benefit of 40.7% compared to a tax expense of 36.1% in 1998. The 1999 benefit was primarily the result of the pre-tax loss related to the restructuring charge.

Year 2000

The Company encountered no unusual problems during the rollover to the Year 2000. To date, no Year 2000-related problems have been encountered with third parties. The Company has now completed a full operations and accounting cycle, and all processes and systems have been run in production, thereby making the risk of potential date-related problems minute.

Working Capital and Liquidity

Cash flows from operating activities were $31.4 million for the year ended December 31, 2000. This was primarily the net result of the net earnings for the year, depreciation and amortization, decreases in receivables and inventory, and increases in accounts payable, partially offset by a decrease in the restructuring reserve. Receivables decreased by $8.0 million as a result of increased attention to collections and lower sales volume. Inventories were reduced by $6.8 million due to the Company's continued efforts to keep its stock levels in line with customer demand. The Company realized $13.6 million of cash inflows net of exchange and restructuring due to increased attention to its operating working capital. Payments made from the restructuring reserve amounted to $16.2 million, comprised almost entirely of severance and termination benefits. The Company expects to make $2.0 million in restructuring-related payments in 2001, with the balance of the remaining payments to be made in succeeding years through 2006.

Total debt, prior to the effect of foreign exchange, decreased during the year by $13.3 million. This was primarily the result of improved management of operating working capital and ongoing critical review of capital project spending. During 2000, the 364-day portion of the United Sates credit facility was lowered from $38.2 million to $26.6 million because it was determined that the lower amount would be adequate to meet the Company's borrowing needs.

On October 17, 2000, the Board of Directors authorized a repurchase program for up to 500,000 shares of the Company's common stock. As of December 31, 2000, 11,300 shares had been purchased at a cost of $.1 million under this program in 2000.

The Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. During 2000, the Company paid dividends at a rate of $.20 per share for a total amount of $7.8 million. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's operating results, financial condition, cash requirements of its businesses, future prospects, and other factors considered relevant by the Board of Directors.

The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

Capital Expenditures and Investments

Capital expenditures were $9.5 million in 2000, $8.6 million in 1999, and $19.4 million in 1998. Expenditures for 2000 primarily included a continuing investment in the Company's business information system of $2.0 million, operating improvement spending at the Company's manufacturing facilities of $2.0 million, and customer capital spending of $3.1 million. The 1999 expenditure amount consisted primarily of spending associated with the business information system of $1.8 million, domestic service customer capital of $.7 million, and capacity productivity and cost-reduction-related spending at the Company's manufacturing facilities of $2.6 million in the United States and $1.3 million in Europe. The 1998 expenditure amount consisted primarily of spending associated with the business information system of $8.7 million, capacity expansion and cost-reduction-related spending at the Catlettsburg, Kentucky and Feluy, Belgium plants of $3.7 million

Calgon Carbon Corporation  16

and $1.8 million, respectively, and domestic service customer capital of $1.2 million. Capital expenditures for 2001 are projected to be approximately $21.6 million and are to include construction of a carbon manufacturing plant in the People's Republic of China, customer capital, and operations improvement expenditures both in the United States and Europe.

The 1999 and 1998 purchase of businesses amounts, as shown on the statement of cash flows, represent the continuation of cash expenditures for Advanced Separations Technologies Incorporated (a 1996 acquisition) project failures for systems installed before the acquisition. These expenditures had been accrued as part of the original acquisition.

Market Risk

Commodity Price Risk

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the purchase and production of carbon products and its inventories of carbon products, as well as the cost of natural gas used in the production of its products. The Company obtains competitive prices for its products and allows operating results to reflect market price movements dictated by supply and demand where regulated prices do not exist. The Company uses fixed price contracts to manage a portion of its coal and natural gas commodity price risk.

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and the carrying value approximates fair value.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company has made limited use of forward currency contracts to manage these exposures. At December 31, 2000, one forward contract was outstanding in an amount deemed immaterial by management. Non-derivative financial instruments subject to foreign exchange exposure are limited to a foreign currency denominated loan of 14.0 million Canadian dollars as described in Note 6 to the Consolidated Financial Statements. The Company plans on increasing its use of foreign currency forward contracts to manage its foreign currency risk.

Conversion to the Euro

The Company has identified issues that may result from conversion to the Euro, which primarily include changes to information systems at its European operations. The Company does not expect that the conversion to the Euro will have a material impact on its financial condition, results of operations, or liquidity.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-- an amendment of FASB Statement No. 133," to clarify four areas causing difficulties in implementation. These new standards require recognition of all derivatives as either assets or liabilities at fair value which may result in additional volatility in both current period earnings and other comprehensive income as a result of recording recognized and unrecognized gains and losses resulting from changes in the fair value of derivative instruments. Management appointed a team to implement SFAS No. 133 on a global basis for the Company. The Company is currently refining its risk management policy, has educated both financial and non-financial personnel worldwide, and has reviewed contracts for applicability with SFAS No. 133-related issues. Based upon this comprehensive review of free standing derivatives and contracts for embedded derivatives, management has concluded that there are no transition adjustments to record as of January 1, 2001 to reflect the adoption of SFAS No. 133.

The Company plans on increasing its use of foreign currency forward contracts to manage its foreign currency risk which could result in future earnings volatility depending upon the ultimate accounting treatment under SFAS No. 133 for these contracts.

The Company is exposed to interest rate risk on its outstanding variable rate borrowing arrangements. In January 2001, the Company entered into an interest rate swap related to a portion of its outstanding variable rate U.S. credit facility. The arrangement expires in 2003. The Company will not account for this interest rate swap as a hedge and will mark to market through earnings on a monthly basis the fair value of this interest rate swap. Management does not expect the results of this swap to have a material impact on future earnings.

The Company is exposed to market risk on certain commodities purchased in its normal course of business and has entered into long-term supply contracts to manage that risk. Management has determined that none of those contracts are to be accounted for as derivative instruments since they either do not meet the definition of a derivative instrument or are exempt from SFAS No. 133 accounting treatment under its normal purchase or sale exclusion.

The effective date of SFAS No. 133 was amended by SFAS No. 137. The Company will adopt the standard effective January 1, 2001 as required.

                                                          17  2000 Annual Report


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

In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The financial statements have been audited by Deloitte & Touche LLP, independent accountants. Their responsibility is to examine the Company's financial statements in accordance with generally accepted auditing standards in the United States and to express their opinion with respect to the fairness of presentation of the statements.

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


REPORT OF DELOITTE & TOUCHE LLP INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

We have audited the accompanying consolidated balance sheet of Calgon Carbon Corporation (the "Company") as of December 31, 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1999 and 1998, were audited by other auditors whose report, dated February 8, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2000 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 6, 2001

Calgon Carbon Corporation  18

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Calgon Carbon Corporation


                                                                      Year Ended December 31
                                                          ----------------------------------------------
(Dollars in thousands except per share data)                2000              1999                1998
--------------------------------------------------------------------------------------------------------
Net Sales                                                 $268,983          $296,152            $301,040
--------------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)             173,810           196,194             188,126

Depreciation and amortization                               20,597            22,882              21,612

Selling, general and administrative expenses                49,542            55,145              56,076

Research and development expenses                            7,431             7,742               8,437

Restructuring charges                                       (2,284)           29,838               7,349
--------------------------------------------------------------------------------------------------------
                                                           249,096           311,801             281,600
--------------------------------------------------------------------------------------------------------

Income (loss) from operations                               19,887           (15,649)             19,440

Interest income                                                150                98                 181

Interest expense                                            (4,970)           (4,893)             (4,771)

Other expense--net                                            (375)           (2,523)             (1,834)
--------------------------------------------------------------------------------------------------------

Income (loss) before income taxes and minority interest     14,692           (22,967)             13,016

Provision (benefit) for income taxes                         4,496            (9,339)              4,699
--------------------------------------------------------------------------------------------------------

Income (loss) before minority interest                      10,196           (13,628)              8,317

Minority interest                                             (344)             (101)                (48)
--------------------------------------------------------------------------------------------------------

Net income (loss)                                            9,852           (13,729)              8,269

Other comprehensive income (loss), net of tax provision
 (benefit) of ($2,684), ($2,299) and $1,017, respectively     (173)           (4,270)              1,889
--------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                               $  9,679          $(17,999)           $ 10,158
========================================================================================================
Net income (loss) per common share (basic and diluted)    $    .25          $   (.35)           $    .21
========================================================================================================

Weighted average shares outstanding, in thousands

 Basic                                                      38,807            38,779              39,504

 Diluted                                                    38,870            38,779              39,521
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                          19  2000 Annual Report

CONSOLIDATED BALANCE SHEET
Calgon Carbon Corporation


                                                                              December 31
                                                                     --------------------------
(Dollars in thousands)                                                    2000          1999
-----------------------------------------------------------------------------------------------
Assets

Current assets:

 Cash and cash equivalents                                              $  4,334      $  4,194

 Receivables, net of allowance of $2,633 and $3,843                       50,906        58,886

 Inventories                                                              36,938        43,733

 Other current assets                                                     11,907         9,032
-----------------------------------------------------------------------------------------------
  Total current assets                                                   104,085       115,845

Property, plant and equipment, net                                       151,350       161,752

Intangibles                                                               74,308        76,620

Other assets                                                               9,897         7,288
-----------------------------------------------------------------------------------------------
  Total assets                                                          $339,640      $361,505
===============================================================================================

Liabilities and Shareholders' Equity

Current liabilities:

 Short-term debt                                                        $  9,120      $     --

 Long-term debt due within one year                                       10,180         4,604

 Accounts payable and accrued liabilities                                 26,975        29,860

 Restructuring reserve                                                     3,298        19,244

 Payroll and benefits payable                                              8,613         8,617

 Accrued income taxes                                                      5,193         2,396
-----------------------------------------------------------------------------------------------
   Total current liabilities                                              63,379        64,721

Long-term debt                                                            48,077        76,120

Deferred income taxes                                                     29,462        26,650

Other liabilities                                                         11,789        11,020
-----------------------------------------------------------------------------------------------
  Total liabilities                                                      152,707       178,511
-----------------------------------------------------------------------------------------------
Minority interest                                                          1,944         1,878
-----------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 14)                                --            --
-----------------------------------------------------------------------------------------------
Shareholders' equity:

 Common shares, $.01 par value, 100,000,000 shares authorized,
   41,589,067 and 41,582,632 shares issued                                   416           416

 Additional paid-in capital                                               63,410        63,371

 Retained earnings                                                       142,959       138,936

 Accumulated other comprehensive income                                    5,335         5,508
-----------------------------------------------------------------------------------------------
                                                                         212,120       208,231

 Treasury stock, at cost, 2,787,558 and 2,780,500 shares                 (27,131)      (27,115)
-----------------------------------------------------------------------------------------------
  Total shareholders' equity                                             184,989       181,116
-----------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                            $339,640      $361,505
===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation  20

CONSOLIDATED STATEMENT OF CASH FLOWS
Calgon Carbon Corporation


                                                                                Year Ended December 31
                                                                        ---------------------------------------
(Dollars in thousands)                                                    2000          1999          1998
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net income (loss)                                                       $  9,852      $(13,729)       $  8,269

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

 Depreciation and amortization                                            20,597        22,882          21,612

 Non-cash restructuring asset and liability write-downs                   (1,629)       11,127             434

 Employee benefit plan provisions                                          1,267         2,161           2,293

 Changes in assets and liabilities--net of effects from purchase of businesses, foreign exchange and non-cash restructuring asset and liability write-downs:

  (Increase) decrease in receivables                                       6,418        (3,310)         12,595

  (Increase) decrease in inventories                                       6,152        11,759          (7,248)

  (Increase) decrease in other current assets                             (2,973)        3,508            (179)

  Increase (decrease) in restructuring reserve                           (15,442)       15,215          (1,053)

  Increase (decrease) in accounts payable and accruals                     4,044           216         (14,315)

  Increase (decrease) in long-term deferred income taxes (net)             2,663       (11,790)          5,220

 Other items--net                                                            104           923            (711)
---------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                               31,053        38,962          26,917
---------------------------------------------------------------------------------------------------------------

Cash flows from investing activities

 Purchase of businesses                                                       --          (813)         (6,055)

 Property, plant and equipment expenditures                               (9,451)       (8,582)        (19,375)

 Proceeds from disposals of equipment                                        255         1,818             830
---------------------------------------------------------------------------------------------------------------
  Net cash (used in) investing activities                                 (9,196)       (7,577)        (24,600)
---------------------------------------------------------------------------------------------------------------

Cash flows from financing activities

 Net (repayments of) proceeds from borrowings                            (12,212)      (13,243)         11,183

 Treasury stock purchases                                                    (57)         (129)         (6,920)

 Common stock dividends                                                   (7,761)      (12,411)        (12,708)
---------------------------------------------------------------------------------------------------------------
  Net cash (used in) financing activities                                (20,030)      (25,783)         (8,445)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   (1,687)       (2,733)           (529)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                             140         2,869          (6,657)

Cash and cash equivalents, beginning of period                             4,194         1,325           7,982
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $  4,334      $  4,194        $  1,325
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                          21  2000 Annual Report

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Calgon Carbon Corporation


                                                                       Accumulated
                            Common           Additional                      Other                    Treasury Stock
                            Shares   Common     Paid-In   Retained   Comprehensive                ---------------------
(Dollars in thousands)      Issued   Shares     Capital   Earnings          Income   Sub-Total      Shares     Amount     Total
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1997                    41,503,960   $ 415     $ 62,868   $168,275         $ 7,889    $239,447   1,761,300   $(20,066)  $219,381

1998

Net income                      --      --           --      8,269              --       8,269          --         --      8,269

Common stock dividends

 Cash ($.32 per share)          --      --           --    (12,633)             --     (12,633)         --         --    (12,633)

Translation adjustments         --      --           --         --           1,889       1,889          --         --      1,889

Treasury stock
 purchased                      --      --           --         --              --          --   1,000,200     (6,920)    (6,920)

--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1998                    41,503,960     415       62,868    163,911           9,778     236,972   2,761,500    (26,986)   209,986
--------------------------------------------------------------------------------------------------------------------------------

1999

Net (loss)                      --      --           --    (13,729)             --     (13,729)         --         --    (13,729)

Employee and director
 stock plans                78,672       1          503         --              --         504          --         --        504

Common stock dividends

 Cash ($.29 per share)          --      --           --    (11,246)             --     (11,246)         --         --    (11,246)

Translation adjustments         --      --           --         --          (4,270)     (4,270)         --         --     (4,270)

Treasury stock
 purchased                      --      --           --         --              --          --      19,000       (129)      (129)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1999                    41,582,632     416       63,371    138,936           5,508     208,231   2,780,500    (27,115)   181,116
--------------------------------------------------------------------------------------------------------------------------------

2000

Net income                      --      --           --      9,852              --       9,852          --         --      9,852

Employee and director
 stock plans                 6,435      --           39         --              --          39          --         --         39

Common stock dividends

 Cash ($.15 per share)          --      --           --     (5,821)             --      (5,821)         --         --     (5,821)

Translation adjustments         --      --           --         --            (173)       (173)         --         --       (173)

Treasury stock issued           --      --           --         (8)             --          (8)     (4,242)        41         33

Treasury stock
 purchased                      --      --           --         --              --          --      11,300        (57)       (57)

--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
2000                    41,589,067   $ 416     $ 63,410   $142,959         $ 5,335    $212,120   2,787,558   $(27,131)  $184,989
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation  22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Calgon Carbon Corporation

1. Statement of Accounting Policies
--------------------------------------------------------------------------------

Operations

The Company's operations, effective January 1, 2000, are principally conducted in four business segments: Activated Carbon, Service, Engineered Solutions, and Consumer Health. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segments rely on activated carbon as a base material, while Engineered Solutions relies on a variety of other methods and materials that do not involve activated carbon. The Consumer Health segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in the Far East, Canada, Latin America and Asia.

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

Foreign Currency

Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income and are accumulated in a separate component of shareholders' equity, net of tax effects. Transaction gains and losses are included in other expense--net.

Revenue Recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers except for major equipment projects where revenues are recognized under the percentage of completion method by comparing actual costs incurred to total estimated costs to complete the respective projects.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 20 to 30 years for land improvements and buildings, 15 years for furniture, machinery and equipment, five to 10 years for customer capital and five years for transportation equipment and computer hardware and software with the exception of the capitalized portion of the Company's business information system which is depreciated over seven years.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets, including goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, including related goodwill, the Company uses expected cash flows (undiscounted and without interest charges) from the use of the assets to assess the recoverability of the assets. If the sum of the expected future cash flows is less than the carrying amount of the asset, a fair value assessment of the asset would be completed using the best estimates of fair value available in the circumstances. Management of the Company has determined that no impairment losses need to be recognized for assets to be held and used. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

                                                          23  2000 Annual Report

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Pensions

Substantially all U.S. employees of the Company are covered by one of three non-contributory defined benefit pension plans. It is the Company's policy to annually fund these plans, subject to minimum and maximum amounts specified by regulations. In Europe, employees are also covered by various defined benefit pension plans or government-sponsored defined contribution plans. The Company funds these plans according to local laws and practices.

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

Derivative Instruments

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivative may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management has concluded that there are no transition adjustments to record as of January 1, 2001 to reflect the adoption of SFAS No. 133.

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

Reclassification

Certain prior year amounts have been reclassified to conform with the 2000 presentation.


2. Restructuring Charges
--------------------------------------------------------------------------------

The Company currently has two separate restructuring plans requiring continued cash outlays as of the year ended December 31, 2000. The latter of the two initiatives was undertaken during the fourth quarter of 1999 while the former commenced in the third quarter of 1998. The details of both restructuring plans are outlined below.

During the fourth quarter of 1999, the Company adopted a strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses and repositioning its proven technologies to bring more value to consumers. In order to achieve these goals, the Company has been reorganized as a globally integrated business with emphasis on becoming a service business. As part of this strategy, three activated carbon production lines have been shut down and dismantled. One of these lines was at the Feluy, Belgium location, another was at Neville Island, Pennsylvania and the third was at the Company's Catlettsburg, Kentucky facility. Associated with the cessation of activated carbon production activity at the Feluy plant, office activity has been moved from Brussels, Belgium to the Feluy plant. Operations at several other locations were consolidated to gain global productivity and centralized processes to promote corporate-wide sharing of technical, operational and financial information. Included in this consolidation was the transfer of production and administration activities from Markham, Ontario, Canada and Lakeland, Florida to Pittsburgh, Pennsylvania. The implementation was begun in December 1999 and is essentially complete except for contractual cash outlays for employee severance payments to be made in the first quarter of 2001 and other contractual cash outlays through the second quarter of 2006. The number of employee separations from this restructuring was 152, which was in line with the planned

Calgon Carbon Corporation  24

separations of 150. These separations have occurred primarily at the locations impacted by the strategy and were spread between plant personnel and administrative positions. An excess accrual in certain components of the 1999 restructuring plan amounted to a fourth quarter $2,188,000 adjustment to reduce the restructuring accruals in 2000. In accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," the Company also recorded $1,778,000 of additional charges in the fourth quarter related to the 1999 restructuring plan directly to cost of products sold and selling, general and administrative expenses in the fourth quarter of 2000.

In the third quarter of 1998, the Company initiated a worldwide plan to reduce costs and realign the organization structure. The implementation was begun in September 1998 and is essentially completed with the exception of some minor contractual cash outlays that will continue through the first quarter of 2002. The number of planned employee separations from this restructuring was 131. All separations have been completed and were in line with the plan. An excess accrual resulted in adjustments in the amount of $96,000 in 2000 and $809,000 in 1999 to reduce the restructuring accrual.

Termination benefits paid and charged against the 1999 and 1998 restructuring liabilities amounted to $12,565,000 $2,543,000 and $919,000 for the years ended December 31, 2000, 1999 and 1998. Other costs paid and charged against the 1999 and 1998 restructuring liabilities amounted to $2,428,000, $148,000 and $55,000 for the years ended December 31, 2000, 1999 and 1998.

During the fourth quarter of 1998, the Company concluded its 1994 restructuring plan by transferring ownership of the Brilon Wald, Germany plant to the local community. The transaction provided that the Company contribute approximately $5,300,000 to the community to be used for demolition and development costs. These costs had been accrued by the Company through the initial restructuring plan. Excess accruals resulted in adjustments in the amount of $61,000 and $744,000 to reduce the restructuring accruals in 1999 and 1998, respectively.

The following table sets forth the Company's restructuring charges for the years ended December 31, 2000, 1999 and 1998:

                                                             Year Ended December 31
                                                       --------------------------------
(Thousands)                                               2000      1999          1998
---------------------------------------------------------------------------------------
Employee severance and termination benefit costs       $         $13,754        $6,303
                                                            --
Asset write-offs                                            --    11,997         1,178

Other costs                                                 --     4,957           612
---------------------------------------------------------------------------------------
                                                       $    --   $30,708        $8,093

Excess 1999 plan accrual                                (2,188)       --            --

Excess 1998 plan accrual                                   (96)     (809)           --

Excess Brilon Wald, Germany accrual                         --       (61)         (744)
---------------------------------------------------------------------------------------
Total                                                  $(2,284)  $29,838        $7,349
=======================================================================================

     The restructuring reserve balances at December 31, 2000 and 1999 included:

                                                                        December 31
                                                                   --------------------
(Thousands)                                                             2000      1999
---------------------------------------------------------------------------------------
1999 Plan

   Employee severance and termination benefit costs                  $   974   $13,062

   Other costs                                                         1,735     4,882
---------------------------------------------------------------------------------------
                                                                     $ 2,709   $17,944
---------------------------------------------------------------------------------------
1998 Plan

   Employee severance and termination benefit costs                  $   527   $ 1,091

   Other costs                                                            62       209
---------------------------------------------------------------------------------------
                                                                     $   589   $ 1,300
---------------------------------------------------------------------------------------
Total                                                                $ 3,298   $19,244
=======================================================================================

                                                          25  2000 Annual Report

3. Inventories
--------------------------------------------------------------------------------

Inventories at December 31, 2000 are recorded net of a $390,000 reserve for obsolete and slow-moving items.

                      December 31
                  ------------------
(Thousands)           2000      1999
------------------------------------
Raw materials      $ 5,595   $ 9,453

Finished goods      31,343    34,280
------------------------------------
Total              $36,938   $43,733
====================================

4. Property, Plant and Equipment
--------------------------------------------------------------------------------

                                      December 31
                                 ---------------------
(Thousands)                           2000        1999
------------------------------------------------------
Land and improvements            $  13,381   $  13,915

Buildings                           22,917      23,394

Machinery and equipment            272,577     267,175

Furniture and vehicles              20,960      21,069
------------------------------------------------------
                                 $ 329,835   $ 325,553

Less accumulated depreciation     (178,485)   (163,801)
------------------------------------------------------
Net                              $ 151,350   $ 161,752
======================================================

5. Intangibles
--------------------------------------------------------------------------------

The following summarizes intangible assets, net of accumulated amortization of $8,580,000 and $6,483,000 at December 31, 2000 and 1999, respectively:

                   December 31
                -----------------
(Thousands)        2000      1999
---------------------------------
Goodwill        $70,885   $73,054

Other             3,423     3,566
---------------------------------
Total           $74,308   $76,620
=================================

Calgon Carbon Corporation  26

6. Borrowing Arrangements
--------------------------------------------------------------------------------

Short-Term Debt

The Company's short-term debt consists entirely of borrowings under its Belgian credit facility. The Belgian credit facility is a 364-day revolver expiring on December 22, 2001, which provides for borrowings up to $9.1 million (9.8 million Euros or 390 million BEF). No commitment fee is required on the unused portion of the credit line. The interest rate is variable and based upon Euro-based rates with other interest rate options available. The weighted average interest rate on the borrowings under the Belgian credit facility at December 31, 2000 was 5.4%.

Long-Term Debt

                                                               December 31
                                                         --------------------
(Thousands)                                                   2000       1999
-----------------------------------------------------------------------------
United States credit facilities                           $ 37,800    $55,000

Term loan                                                    9,328      9,628

Pollution control debt and Industrial revenue bonds          8,100      8,139

German credit facility                                          --        379

Other                                                        3,029      7,578
-----------------------------------------------------------------------------
Total                                                     $ 58,257    $80,724

Less current maturities of long-term debt                  (10,180)    (4,604)
-----------------------------------------------------------------------------
Net                                                       $ 48,077    $76,120
=============================================================================

United States Credit Facilities

The Company is in the second year of a multi-bank credit agreement which consists of a five-year $86.8 million revolving credit facility expiring in May 2004 and a 364-day $26.6 million revolving credit facility expiring in May 2001. All borrowings outstanding under the United States credit facility are outstanding under the five-year portion of the agreement. During 2000, the 364-day portion of the United States credit facility was lowered from $38.2 million to $26.6 million because it was determined by management of the Company that the lower amount would be adequate to meet the Company's borrowing needs. Included in the credit agreement is a letter of credit sub-facility that may not exceed $30.0 million. Annual facility fees are paid on the committed amount. Availability under this credit facility at December 31, 2000 was $58.9 million which is net of $16.7 million in outstanding letters of credit. The interest rate is based upon Euro-based rates with other interest rate options available. The weighted average interest rate on the outstanding balance was 8.4% at December 31, 2000.

Term Loan

In June 1996, the Company entered into a five-year unsecured $9.3 (14.0 million Canadian dollars) term loan with a Canadian bank which matures on July 1, 2001. The variable interest rate is based upon either the bank's Prime Rate or a Bankers Acceptance Rate. As of December 31, 2000, the interest rate was 5.9%.

Pollution Control Debt and Industrial Revenue Bonds

The City of Ashland, Kentucky Floating Rate Pollution Control and Industrial Revenue bonds totaling $5.1 million bear interest at a variable rate and are due October 1, 2006. As of December 31, 2000, the interest rate was 5.2%. These pollution control bonds are secured by certain pollution control assets located at the Company's Catlettsburg, Kentucky plant.

The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2000 was 5.1%. These Bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

German Credit Facility

The Company maintains a bank credit facility in Germany which provides for borrowings up to $2.4 million (5 million deutsche marks). The facility has no set maturity date and is made available on an "until further notice" basis. No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available.

Other

Other consists of borrowings primarily from Japanese banks at various interest rates ranging from 1.0% to 4.1% and maturities through 2007. The weighted average interest rate on the loans outstanding was 2.9% at December 31, 2000.

                                                          27  2000 Annual Report

Restrictive Covenants

The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to capital, operating income to interest expense and cash flow to debt. At December 31, 2000, the Company was in compliance with all covenants relating to the credit facilities in the United States. The German and Belgian credit facilities and the Canadian term loan have no financial covenants.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates and accordingly the carrying value of these obligations approximates their fair value.

Maturities of Debt

The Company is obligated to make principal payments on long-term debt outstanding at December 31, 2000 of $10.2 million in 2001, $.8 million in 2002, $.6 million in 2003, $38.1 million in 2004, $.2 million in 2005, and $8.4 million thereafter.


7. Commitments
--------------------------------------------------------------------------------

The Company has entered into leases covering principally office, research and warehouse space, office equipment, and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $4,669,000 in 2001, $4,127,000 in 2002,
$3,841,000 in 2003, $3,796,000 in 2004, $2,425,000 in 2005, and $4,629,000
thereafter.

Total rental expenses on all operating leases were $7,034,000, $7,598,000 and $7,097,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company has in place a long-term supply contract for the purchase of raw materials for one of its manufacturing facilities. Future minimum purchase requirements under the terms of that contract are $3,611,000 in 2001, $3,730,000 in 2002, $3,853,000 in 2003, $3,980,000 in 2004, $4,112,000 in 2005, and
$27,682,000 thereafter.

Total payments made for raw materials purchased under the aforementioned supply contract were $6,556,000, $4,099,000 and $6,052,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


8. Shareholders' Equity
--------------------------------------------------------------------------------

On August 24, 1998, the Board of Directors authorized the Company to purchase up to 2,000,000 shares, or approximately 5% of its common stock. This authorization resulted in the purchase of 1,019,200 shares during the course of 1998 and 1999 which are held as treasury stock. The 1998 program was suspended by the Board on October 17, 2000 at which time the Board of Directors authorized the purchase of up to 500,000 shares of the Company's stock. As of December 31, 2000, 11,300 shares have been purchased under the 2000 authorization which are held as treasury stock.

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

On February 6, 2001, the Board of Directors declared a dividend of $.05 per common share which was issued to shareholders of record as of February 20, 2001, and was paid on March 5, 2001.

Calgon Carbon Corporation  28

9. Stock Compensation Plans
--------------------------------------------------------------------------------

At December 31, 2000, the Company had two stock-based compensation plans that are described below.

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

"Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant. Of the options granted in 1999, 197,250 were performance-based options that vested immediately in various increments based upon the Company's achievement of four key 1999 measures. Thirty percent of these options vested in January 2000. No compensation cost was recorded in relation to the performance shares since the fair market value of the Company's stock was less than the option price of the related shares as of December 31, 1999.

A summary of the Plan activity for the years ended December 31, 2000, 1999, and 1998 is presented below:

                                                  2000                            1999                            1998
                                       ---------------------------     ----------------------------     ------------------------
                                                         Weighted-                        Weighted-                    Weighted-
                                                           Average                          Average                      Average
                                          Shares    Exercise Price        Shares     Exercise Price       Shares  Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       1,219,250             $8.66       691,500             $11.11      706,500          $11.19
Granted                                  881,500              6.14       657,250               6.43       60,000           11.75
Exercised                                 (3,075)             6.06            --                 --           --              --
Canceled                                (346,575)             8.85      (129,500)             10.42      (75,000)          12.39
Outstanding at end of year             1,751,100              7.36     1,219,250               8.66      691,500           11.11
Options exercisable at year end          712,700                         575,500                         365,100
Weighted-average fair value of
 options granted during the year           $2.03                           $1.74                           $3.32
--------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:

                                       Options Outstanding                            Options Exercisable
                        ---------------------------------------------------     ------------------------------
                                               Weighted-
                                                 Average          Weighted-                          Weighted-
            Range of         Number            Remaining            Average          Number            Average
     Exercise Prices    Outstanding     Contractual Life     Exercise Price     Exercisable     Exercise Price
--------------------------------------------------------------------------------------------------------------
     $5.00 to $17.88      1,751,100            7.0 Years              $7.36         712,700              $9.03
--------------------------------------------------------------------------------------------------------------

                                                          29  2000 Annual Report

Non-Employee Directors' Stock Option Plan

The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant. No options were granted under the amended Plan until 1999. There are previously issued options that are still outstanding.

A summary of the Plan activity for the years ended December 31, 2000, 1999 and 1998 is presented below:

                                                       2000                        1999                            1998
                                           --------------------------   --------------------------      -------------------------
                                                            Weighted-                    Weighted-                      Weighted-
                                                              Average                      Average                        Average
                                              Shares   Exercise Price    Shares     Exercise Price       Shares    Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              94,200            $7.83    13,700             $15.50       23,200            $15.50
Granted                                       84,000             6.66    80,500               6.53           --                --
Canceled                                          --               --        --                 --       (9,500)            15.50
Outstanding at end of year                   178,200             7.28    94,200               7.83       13,700             15.50
Options exercisable at year end              164,200                     94,200                          13,700
Weighted-average fair value of
 options granted during the year               $2.21                      $2.17                              --
---------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:

                                      Options Outstanding                 Options Exercisable
                        ---------------------------------------------  ---------------------------
                                            Weighted-
                                              Average       Weighted-                    Weighted-
       Range of              Number         Remaining         Average       Number         Average
Exercise Prices         Outstanding  Contractual Life  Exercise Price  Exercisable  Exercise Price
--------------------------------------------------------------------------------------------------
$6.38 to $15.50             178,200         8.4 Years           $7.28      164,200           $7.21
--------------------------------------------------------------------------------------------------

Calgon Carbon Corporation  30

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

                                                                      Year Ended December 31
                                                                  -------------------------------
(Dollars in thousands except per share data)                        2000         1999        1998
-------------------------------------------------------------------------------------------------
Net income (loss)                                 As reported     $9,852     $(13,729)     $8,269
                                                  Pro forma       $9,653     $(14,196)     $8,042
Net income (loss) per common share
   Basic                                          As reported     $  .25     $   (.35)     $  .21
                                                  Pro forma       $  .25     $   (.37)     $  .20
   Diluted                                        As reported     $  .25     $   (.35)     $  .21
                                                  Pro forma       $  .25     $   (.37)     $  .20
--------------------------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            2000            1999          1998
-----------------------------------------------------------------------------------------------
Dividend yield                                              3.51%           4.94%         4.27%
Risk-free interest rates                              5.87%-6.79%     5.37%-6.00%         5.80%
Expected volatility                                       40%-48%         39%-54%           32%
Expected lives of options                             2-5 years       2-10 years      10 years
-----------------------------------------------------------------------------------------------

                                                          31  2000 Annual Report

10. Pensions
--------------------------------------------------------------------------------

The Company sponsors defined benefit plans covering substantially all employees. For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2000 and a statement of the funded status as of December 31 of both years:

                                                    December 31
                                               --------------------
(Thousands)                                        2000       1999
-------------------------------------------------------------------
Reconciliation of benefit obligation

Benefit obligations at January 1                $40,035   $ 49,235

Service cost                                      2,099      2,521

Interest cost                                     3,481      3,183

Plan amendments                                   1,965        218

Actuarial losses (gains)                          1,036    (13,458)

Benefits paid                                    (1,827)    (1,664)
-------------------------------------------------------------------
Benefit obligations at December 31              $46,789   $ 40,035
-------------------------------------------------------------------

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1          $49,105   $ 45,795

Actual return on plan assets                     (1,782)     4,467

Employer contributions                               26        507

Benefits paid                                    (1,827)    (1,664)
-------------------------------------------------------------------
Fair value of plan assets at December 31        $45,522   $ 49,105
-------------------------------------------------------------------

Funded status of plans at December 31           $(1,266)  $  9,070

Unrecognized net actuarial gains                 (8,470)   (16,372)

Unrecognized prior service cost                   4,053      2,448
-------------------------------------------------------------------
Accrued pension cost at December 31             $(5,683)  $ (4,854)
===================================================================

For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2000, 1999, and 1998:

                                Year Ended December 31
                             ---------------------------
(Thousands)                     2000      1999      1998
--------------------------------------------------------
Service cost                 $ 2,099   $ 2,521   $ 2,529
Interest cost                  3,481     3,183     3,148
Expected return on assets     (4,385)   (4,103)   (3,409)
Prior service cost               359       250       239
Net amortization                (698)     (145)       --
--------------------------------------------------------
Net periodic pension cost    $   856   $ 1,706   $ 2,507
========================================================

Calgon Carbon Corporation  32

For U.S. plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:


                                                               2000   1999
---------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:
Discount rate                                                  7.50%  8.00%
Expected annual return on plan assets                          9.00%  9.00%
Rate of increase in compensation levels                   2.00-4.00%  4.00%
---------------------------------------------------------------------------

For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2000 and a statement of the funded status as of December 31 of both years:

                                                    December 31
                                               --------------------
(Thousands)                                        2000       1999
-------------------------------------------------------------------
Reconciliation of benefit obligation

Benefit obligations at January 1                $16,627    $18,946

Service cost                                        937        907

Interest cost                                       920        921

Employee contributions                              189        221

Actuarial gains                                  (1,457)    (2,502)

Benefits paid                                    (1,179)      (423)

Foreign currency exchange rate changes           (1,163)    (1,443)
-------------------------------------------------------------------
Benefit obligations at December 31              $14,874    $16,627
-------------------------------------------------------------------

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1          $ 8,162    $ 7,334

Actual return on plan assets                       (261)       784

Employer contributions                              996        837

Employee contributions                              189        221

Benefits paid                                    (1,179)      (423)

Foreign currency exchange rate changes             (615)      (591)
-------------------------------------------------------------------
Fair value of plan assets at December 31        $ 7,292    $ 8,162
-------------------------------------------------------------------

Funded status of plans at December 31           $(7,582)   $(8,465)

Unrecognized net actuarial losses                    13        625

Unrecognized net transition obligation              374        449
-------------------------------------------------------------------
Accrued pension cost at December 31             $(7,195)   $(7,391)
===================================================================

                                                          33  2000 Annual Report

For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2000, 1999 and 1998:

                                 Year Ended December 31
                              --------------------------
(Thousands)                     2000      1999      1998
--------------------------------------------------------
Service cost                  $  937    $  907    $  691

Interest cost                    920       921       873

Expected return on assets       (538)     (430)     (429)

Net amortization                  61       105        14
--------------------------------------------------------
Net periodic pension cost     $1,380    $1,503    $1,149
========================================================

For European plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                          2000   1999
----------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:

Discount rate                                             6.36%  5.57%

Expected annual return on plan assets                     7.35%  6.85%

Rate of increase in compensation levels                   3.72%  3.60%
----------------------------------------------------------------------

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $9,464,000 and $3,368,000, respectively, as of December 31, 2000, and $9,648,000 and $3,810,000, respectively, as of December 31, 1999.


11. Provision for Income Taxes
--------------------------------------------------------------------------------

The components of the provision (benefit) for income taxes were as follows:

                                             Year Ended December 31
                                         ------------------------------
(Thousands)                                 2000       1999       1998
-----------------------------------------------------------------------
Current

   Federal                               $(1,460)   $(1,203)   $(2,802)

   State and local                        (1,079)      (369)      (327)

   Foreign                                 1,439        820      2,526
-----------------------------------------------------------------------
                                          (1,100)      (752)      (603)
-----------------------------------------------------------------------

Deferred

   Federal                                 7,175     (3,840)     4,480

   State and local                         1,540       (941)       523

   Foreign                                (3,119)    (3,806)       299
-----------------------------------------------------------------------
                                           5,596     (8,587)     5,302
-----------------------------------------------------------------------
Provision (benefit) for income taxes     $ 4,496    $(9,339)   $ 4,699
=======================================================================

Calgon Carbon Corporation  34

Income (loss) before income taxes for 2000, 1999 and 1998 includes ($5,045,000), ($7,503,000) and $2,925,000 generated by operations outside the United States. The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                         Year Ended December 31
                                                         ----------------------
                                                          2000    1999    1998
-------------------------------------------------------------------------------
U.S. federal statutory rate                               35.0%  (35.0)%  35.0%

State income taxes, net of federal income tax benefit      2.0    (3.7)    1.6

Higher tax (benefit) rate on foreign income (loss)         6.4    (1.6)    2.4

Reversal of U.S. deferred tax liability on
   certain undistributed foreign income                   (5.9)     --      --

Benefit of foreign sales corporation on U.S. federal
   statutory rate                                        (14.3)     --      --

Revision of prior year's accruals                          5.4      --      --

Other--net                                                 2.0    (0.4)   (2.9)
-------------------------------------------------------------------------------
Effective income tax rate                                 30.6%  (40.7)%  36.1%
===============================================================================

During the fourth quarter of 2000, the Company ceased providing for the income tax effect of the undistributed earnings of its European and Canadian subsidiaries and reversed the previously recorded income tax effect of these undistributed earnings, as management believes these earnings will be reinvested in those European and Canadian subsidiaries for an indefinite period of time. The effect of this change in estimate was an $862,000 reduction of the current tax expense.

During 2000, the Company performed a redetermination of the foreign sales corporation benefit for the years 1996 through 1999, which resulted in a refund of approximately $728,000 of taxes paid for 1996 through 1998, and a reduction in the 1999 tax accrual of $672,000. The effect of this refund and tax accrual reduction is reflected as a reduction to current tax expense.

The Company has the following operating loss and tax credit carryforwards as of December 31, 2000 (in thousands):

Type                                        Amount   Expiration Date
--------------------------------------------------------------------
Operating loss carryforwards--domestic     $30,262         2018-2020
Operating loss carryforwards--foreign      $31,085              None
--------------------------------------------------------------------

                                                          35  2000 Annual Report

The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 2000.

The components of deferred taxes are the following:

                                                            December 31
                                                         -----------------
(Thousands)                                                 2000      1999
--------------------------------------------------------------------------
Deferred tax assets

   Foreign tax loss and credit carryforwards             $11,852   $ 9,805

   U.S. net operating loss carryforwards                  10,592     3,354

   Accruals                                                4,412    13,292

   Intangibles                                                --       407

   Inventories                                               751       988

   Pensions                                                2,546     2,771

   Organization costs                                        188       664

   Other                                                      47        --
--------------------------------------------------------------------------
Total deferred tax assets                                $30,388   $31,281
==========================================================================

Deferred tax liabilities

   Property, plant and equipment                         $34,602   $35,902

   U.S. liability on Belgian net deferred tax assets       6,812     2,581

   U.S. liability on German net deferred tax assets        3,861     5,405

   U.S. liability on deferred foreign income                 169     1,031

   Cumulative translation adjustment                       1,140     3,824

   Intangibles                                             4,106     2,925

   Other                                                      --        40
--------------------------------------------------------------------------
Total deferred tax liabilities                           $50,690   $51,708
==========================================================================

12. Other Information
--------------------------------------------------------------------------------

Repair and maintenance expenses were $11,153,000, $19,068,000 and $21,855,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

Other expense--net includes net foreign currency transaction gains of $683,000 and $66,000 for the years ended December 31, 2000 and 1999 and a loss of ($147,000) for the year ended December 31, 1998, and taxes other than on income of ($934,000), ($1,068,000), and ($1,078,000) for the years ended December 31,
2000, 1999, and 1998, respectively. Also included are losses due to the write-off of unusable equipment of ($539,000) for the year ended December 31, 1999, with nominal amounts included for all other years presented.

Deferred tax (benefit) or expense included in the translation adjustments for 2000, 1999, and 1998 were ($2,684,000), ($2,299,000), and $976,000, respectively. Deferred taxes included in the translation adjustments for 2000 include $1,517,000 related to the reversal of the deferred tax effect on undistributed earnings of the Company's European and Canadian subsidiaries, as management ceased providing for the income tax effect on these undistributed earnings in 2000, as management does not believe these earnings will be remitted to the parent company in the foreseeable future.

Calgon Carbon Corporation  36

13. Supplemental Cash Flow Information
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------
(Thousands)                                           2000        1999       1998
----------------------------------------------------------------------------------
Cash paid during the year for

   Interest (net of $142 capitalized in 1998)     $  4,981    $  5,142   $  4,737

   Income taxes (refunded) paid-net               $ (1,561)   $   (748)  $  7,576
----------------------------------------------------------------------------------
Bank debt

   Borrowings on short-term debt                  $  9,120    $     --   $     --

   Borrowings on long-term debt                      7,771       9,443     29,259

   Repayments                                      (29,103)    (22,686)   (18,076)
----------------------------------------------------------------------------------
Net (repayments of) proceeds from borrowings      $(12,212)   $(13,243)  $ 11,183
==================================================================================

14. Litigation
--------------------------------------------------------------------------------

On April 18, 2000, the Company reached a settlement with Trojan Technologies, Inc. (Trojan) with respect to the litigation in Canada and the U.S. based upon Trojan's claim that the Company infringed on patents related to products made and sold for UV disinfection of municipal wastewater. The Company will continue to focus its efforts on the use of UV oxidation and disinfection technology for the treatment of water, but has agreed to cease the manufacture and sale of the Aurora(TM) UV disinfection system. The impact of the settlement and litigation costs incurred was not material to the financial statements.

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

The Company is involved in various legal proceedings, lawsuits, and claims, including employment, product warranty, and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters, if it is probable that a liability has been incurred and an amount is reasonably estimable. Management believes, after consulting with counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated results, liquidity or financial position of the Company.

                                                          37  2000 Annual Report

15. Basic and Diluted Net Income (loss) Per Common Share

Computation of basic and diluted net income (loss) per common share is performed as follows:

                                                          For the Year                For the Year               For the Year
                                                           Ended 2000                  Ended 1999                 Ended 1998
                                                   -------------------------  --------------------------  --------------------------
                                                       Income        Shares        (Loss)        Shares       Income         Shares
(Dollars in thousands, except per share amounts)   (Numerator) (Denominator)  (Numerator)  (Denominator)  (Numerator)  (Denominator)
------------------------------------------------------------------------------------------------------------------------------------
Basic Net Income (Loss) Per Common Share

Income (loss) available to
   common stockholders                              $ 9,852     38,807,358     $(13,729)    38,778,974       $8,269     39,504,292

Effect of Dilutive Securities

Options                                                             62,662                          --                      17,117
------------------------------------------------------------------------------------------------------------------------------------

Diluted Net Income (Loss) Per Common Share

Income (loss) available to common
stockholders plus assumed conversion                $ 9,852     38,870,020     $(13,729)    38,778,974       $8,269     39,521,409
------------------------------------------------------------------------------------------------------------------------------------

Basic Net Income (Loss) Per Common Share            $   .25                    $   (.35)                     $  .21

Diluted Net Income (Loss) Per Common Share          $   .25                    $   (.35)                     $  .21
====================================================================================================================================

As of December 31, 2000, there were 1,929,300 options outstanding with an exercise price range of between $5.00 and $17.88 per share. For the year ended December 31, 1999, there were 1,313,450 options outstanding with exercise prices ranging from $6.06 to $17.88 per share. The 1999 diluted earnings per share calculation excluded the effect of 10,862 dilutive securities with an exercise price range of between $6.06 and $6.53 per share depending on the average stock prices during the period, because the effect was antidilutive. For the year ended December 31, 1998, options outstanding of 705,200 had an exercise price range from $10.50 to $17.88 per share.

Calgon Carbon Corporation  38

16. Segment Information
--------------------------------------------------------------------------------

Prior to January 1, 2000, the Company had two reportable segments: Activated Carbon and Engineered Systems. Each of these segments produced, designed and marketed products and services specifically developed for the purification, separation, and concentration of liquids and gases, and both sold to the same markets.

The Company, as a result of a new strategy to transform the Company from a product supplier to a service and solutions provider, has changed the structure of its internal organization in a manner that causes the composition of its reportable segments to change. As a result, the Company has four reportable segments: Activated Carbon, Service, Engineered Solutions and Consumer Health. These reportable segments are composed of strategic business units that offer different products and services. The Company evaluates segment performance based primarily on economic profit (as defined by the Company) and operating income.

The Activated Carbon segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water and air. The Service segment consists of reactivation of spent carbon and the leasing, monitoring and maintenance of mobile carbon adsorption equipment. The Engineered Solutions segment provides solutions to customers' air and water process problems through the design, fabrication, and operation of systems that utilize a combination of the Company's enabling technologies: carbon adsorption, ultraviolet light and advanced ion exchange separation. The Consumer Health segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. It also includes the manufacture of carbon cloth and lump charcoal and briquettes. The Company has restated the segment information for the years ended December 31, 1998 and 1999 to conform to the 2000 presentation.

                                                                             Year Ended December 31
                                                                        ---------------------------------
(Thousands)                                                                2000        1999        1998
---------------------------------------------------------------------------------------------------------
Net sales

   Activated carbon                                                      $124,695    $144,478    $157,975

   Service                                                                 90,978      94,269      87,948

   Engineered Solutions                                                    32,724      37,704      32,808

   Consumer Health                                                         20,586      19,701      22,309
---------------------------------------------------------------------------------------------------------
Consolidated net sales                                                   $268,983    $296,152    $301,040
=========================================================================================================
                                                                              Year Ended December 31
                                                                         --------------------------------
(Thousands)                                                                  2000        1999        1998
---------------------------------------------------------------------------------------------------------
Income (loss) from operations before
   amortization and restructuring charges

Activated Carbon                                                         $ 12,016    $  9,574    $ 18,700

Service                                                                    12,906      12,730      17,506

Engineered Solutions                                                       (1,743)     (2,875)     (4,922)

Consumer Health                                                            (3,292)     (2,937)     (2,097)
---------------------------------------------------------------------------------------------------------
                                                                         $ 19,887    $ 16,492    $ 29,187

Reconciling items

   Restructuring charges                                                    2,284     (29,838)     (7,349)

   Amortization of intangibles and organization costs                      (2,284)     (2,303)     (2,398)

   Interest income                                                            150          98         181

   Interest expense                                                        (4,970)     (4,893)     (4,771)

   Other expense--net                                                        (375)     (2,523)     (1,834)
---------------------------------------------------------------------------------------------------------
Consolidated income (loss) before income taxes and minority interest     $ 14,692    $(22,967)   $ 13,016
=========================================================================================================

                                                          39  2000 Annual Report

                                                                              Year Ended December 31
                                                                        ---------------------------------
(Thousands)                                                                  2000        1999        1998
---------------------------------------------------------------------------------------------------------
Depreciation
Activated Carbon                                                         $  9,753    $ 11,843    $ 10,997
Service                                                                     6,837       6,110       5,425
Engineered Solutions                                                          681       1,619       1,779
Consumer Health                                                             1,042       1,007       1,013
---------------------------------------------------------------------------------------------------------
                                                                         $ 18,313    $ 20,579    $ 19,214

Amortization of intangibles and organization costs                          2,284       2,303       2,398
---------------------------------------------------------------------------------------------------------
Consolidated depreciation and amortization                               $ 20,597    $ 22,882    $ 21,612
=========================================================================================================

                                                                                   December 31
                                                                         --------------------------------
(Thousands)                                                                  2000        1999        1998
---------------------------------------------------------------------------------------------------------
Total assets
Activated Carbon                                                         $150,527    $162,736    $186,493
Service                                                                    88,581      89,064      98,736
Engineered Solutions                                                       84,373      90,037      97,676
Consumer Health                                                            16,159      19,668      24,089
---------------------------------------------------------------------------------------------------------
Consolidated total assets                                                $339,640    $361,505    $406,994
=========================================================================================================

                                                                             Year Ended December 31
                                                                        ----------------------------------
(Thousands)                                                                  2000        1999        1998
---------------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures
Activated Carbon                                                         $  1,149    $  5,212    $ 11,207
Service                                                                     7,413       2,548       6,321
Engineered Solutions                                                          351         442         596
Consumer Health                                                               538         380       1,251
---------------------------------------------------------------------------------------------------------
Consolidated property, plant and equipment expenditures                  $  9,451    $  8,582    $ 19,375
=========================================================================================================

Geographic Information

Net sales are attributable to countries based on location of customer.

                                                                            Year Ended December 31
                                                                      -----------------------------------
(Thousands)                                                                2000         1999         1998
---------------------------------------------------------------------------------------------------------
Net sales

United States                                                          $149,297     $163,098     $162,481

Germany                                                                  25,236       29,115       29,192

United Kingdom                                                           16,007       18,506       20,398

Japan                                                                    14,425       13,498       17,486

Other                                                                    64,018       71,935       71,483
---------------------------------------------------------------------------------------------------------
Consolidated net sales                                                 $268,983     $296,152     $301,040
=========================================================================================================

Calgon Carbon Corporation  40

                                                                                  December 31
                                                                    ------------------------------------
(Thousands)                                                             2000           1999         1998
--------------------------------------------------------------------------------------------------------
Long-lived assets

United States                                                       $188,837       $197,139     $214,570

Belgium                                                               15,678         14,487       24,442

Germany                                                                5,837          8,360        9,899

Canada                                                                 5,963          6,818        7,386

Japan                                                                  5,444          7,208        7,299

United Kingdom                                                         4,655          5,314        6,354

France                                                                    84            111          151
--------------------------------------------------------------------------------------------------------
                                                                     $226,498      $239,437     $270,101

Deferred taxes                                                          9,057         6,223        7,053
--------------------------------------------------------------------------------------------------------
Consolidated long-lived assets                                       $235,555      $245,660     $277,154
========================================================================================================

Forward-Looking Information Safe Harbor
--------------------------------------------------------------------------------

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth and profitability, price increases, cost savings, broader product lines, enhanced competitive posture, and acquisitions, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission.

                                                          41  2000 Annual Report

SIX-YEAR SUMMARY SELECTED FINANCIAL AND STATISTICAL DATA

                                                                                     Year Ended December 31
                                                             ---------------------------------------------------------------------
(Dollars in thousands, except per share data)                    2000         1999        1998        1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:

Net sales                                                    $268,983     $296,152    $301,040    $327,500    $290,196    $291,898

Income (loss) from operations                                $ 19,887     $(15,649)   $ 19,440    $ 38,212    $ 32,834    $ 32,087

Interest expense                                             $  4,970     $  4,893    $  4,771    $  4,057    $    752    $    620

Net income (loss) (a)(b)(c)                                  $  9,852     $(13,729)   $  8,269    $ 21,484    $ 21,061    $ 20,438

Percent of pre-tax income (loss) to sales                         5.5%        (7.8)%       4.3%       10.1%       11.3%       10.6%

Net income (loss) per common share--
   basic (a)(b)(c)                                           $    .25     $   (.35)   $    .21    $    .54    $    .52    $    .51

Net income (loss) per common share--
   diluted (a)(b)(c)                                         $    .25     $   (.35)   $    .21    $    .54    $    .52    $    .50

Dividends declared per common share                          $    .15     $    .29    $    .32    $    .32    $    .32    $    .80
----------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at year end):

Working capital                                              $ 40,706     $ 51,124    $ 58,022    $ 57,252    $ 64,925    $ 81,774

Total assets                                                 $339,640     $361,505    $406,994    $419,040    $392,983    $334,651

Long-term debt                                               $ 48,077     $ 76,120    $ 71,101    $ 72,297    $ 65,837    $  5,608

Treasury stock, at cost                                      $ 27,131     $ 27,115    $ 26,986    $ 20,066    $ 20,066    $ 12,328
----------------------------------------------------------------------------------------------------------------------------------

Other Selected Data (at year end):

Return (loss) on average
   shareholders' equity                                             5%          (7)%         4%         10%         10%          9%

Ratio of total debt to total capitalization                        27%          31%         31%         27%         25%          6%

Current ratio                                                     164%         179%        181%        170%        198%        229%

Effective tax rate                                               30.6%       (40.7)%      36.1%       35.3%       36.0%       33.9%

Treasury stock, in thousands                                    2,788        2,781       2,762       1,761       1,761       1,006

Shares outstanding, in thousands                               38,802       38,802      38,742      39,743      39,675      40,419

Book value per outstanding
   common share                                              $   4.77     $   4.67    $   5.42    $   5.52    $   5.40    $   5.35

Market value of common stock                                 $   5.69     $   5.88    $   7.50    $  10.75    $  12.25    $  12.00

Price earnings ratio of stock prices                             22.8           --        35.7        19.9        23.6        23.5

Capital expenditures                                         $  9,451     $  8,582    $ 19,375    $ 34,481    $ 14,375    $ 12,681

Number of registered shareholders                               1,871        1,861         803         866         984       1,102

Number of employees                                               995        1,185       1,195       1,341       1,297       1,097
----------------------------------------------------------------------------------------------------------------------------------

(a) After an after-tax charge in 1997 of $.95 million or $.03 per share resulting from a restructuring of operations.
(b) After an after-tax charge in 1998 of $4.70 million or $.12 per share resulting from a restructuring of operations.
(c) After an after-tax charge in 1999 of $18.02 million or $.46 per share resulting from a restructuring of operations.

Calgon Carbon Corporation  42

QUARTERLY FINANCIAL DATA--UNAUDITED

The Company recorded certain adjustments during the fourth quarter of 2000 related to the Company's restructuring reserves and income taxes as disclosed in Notes 2 and 11, respectively, to the Consolidated Financial Statements.

                                                      2000                                   1999
                                     --------------------------------------  ---------------------------------------
                                          1st       2nd       3rd       4th       1st       2nd       3rd       4th
(Thousands except per share data)     Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------------------------------------------
Net sales                             $65,878   $72,196   $64,275   $66,634   $71,792   $80,215   $73,822  $ 70,323

Gross profit                          $24,453   $27,088   $23,012   $20,620   $26,110   $28,346   $25,417  $ 20,085

Net income (loss)                     $ 1,855   $ 3,859   $ 1,565   $ 2,573   $ 2,594   $ 2,692   $ 1,800  $(20,815)
--------------------------------------------------------------------------------------------------------------------

Common Stock Data:

Net income (loss) per common
   share (basic and diluted)          $   .05   $   .10   $   .04   $   .07   $   .07   $   .07   $   .05  $   (.54)
--------------------------------------------------------------------------------------------------------------------
Average common
   shares outstanding                  38,802    38,805    38,812    38,810    38,726    38,784    38,802    38,802
--------------------------------------------------------------------------------------------------------------------

COMMON SHARES AND MARKET INFORMATION

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,871 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

                            2000                         1999
                 -------------------------     ---------------------------
Fiscal Quarter    High      Low   Dividend     High      Low      Dividend
--------------------------------------------------------------------------
First             8 7/8    6            --     7 3/4    5 1/16       $.080
Second            8 1/16   5 3/4     $.050     6 3/4    5 1/8        $.080
Third             9 7/16   6 1/4     $.050     7 7/16   5 3/4        $.080
Fourth            7 3/8    4 3/4     $.050     7 3/8    5 7/16       $.050
--------------------------------------------------------------------------