Form 10-K, Exhibit 13
period 2001-12-31
CALGON CARBON CORPORATION
filed 2002-03-29
CIK 812701

                                                                      Exhibit 13


                                                  Every day Calgon Carbon helps

                                                  people around the world to be

                                               safer and healthier by purifying

                                               the water they use, the air they

                                                breathe, and the food they eat.

[Photo of water droplet]

[Logo of Calgon Carbon Corporation]

[Photo of woman drinking a  glass of water]

.. CCC is the world's largest producer of granular activated carbon (GAC) and has provided 60% of the activated carbon installed for drinking water purification worldwide.

.. The installation of 500 million pounds of CCC's granular activated carbon in drinking water treatment plants worldwide provides future demand for CCC's reactivation service.

.. CCC's UV technology is protecting one million people in Michigan, Ohio, and Pennsylvania from cryptosporidium, giardia, and other potentially harmful organisms in their drinking water.

.. In 2001, CCC's new ISEP(R) technology removed rocket fuel residuals from five million gallons of drinking water per day. That daily amount will increase to 30 million gallons in 2002.

Water treatment is a $650-billion global market, and demand for reliable, safe treatment solutions continues to grow.

.. Demand for drinking water rises twice as fast as population growth. Scarcity of good water and increasing governmental regulations also drive the use of purification technologies.

.. CCC's proven technologies in activated carbon, ultraviolet light, and ion exchange remove or destroy contaminants and microorganisms in drinking water that threaten people's safety and health.

.. CCC's Sentinel(TM) UV Disinfection System, developed during the past five years, inactivates cryptosporidium and other pathogens in drinking

Purified drinking water keeps us healthier

  water. EPA regulations could result in more than $1 billion in sales of UV systems for drinking water disinfection in the next 10 years.

.. For more than 40 years, GAC has been used to purify drinking water and to improve its taste and odor.

                                                     Calgon Carbon Corporation 1

CCC serves some of the largest industries in the world, including food, chemicals, refining, pharmaceuticals, and environmental compliance.

.. CCC's technologies help meet needs for clean process water and air within industrial facilities.

.. Manufacturers also use CCC's purification technologies to produce higher-quality products like chemicals and plastics.

.. CCC's proven solutions for air and gas purification not only help manufacturers meet emission standards, but also help reduce pollution on a global scale.

.. Beverages like beer, wine and soft drinks, and processed foods are better-testing products because of CCC's technologies. These same

       Removing impurities from foods makes our

  technologies help pharmaceutical manufacturers achieve the highest possible level of consistency in prescription and over-the-counter medicines.

Calgon Carbon Corporation 2

[Photo of child eating]

.. In 2001, CCC products and services helped purify 20 billion pounds of high fructose corn syrup used in hundreds of food products, including breakfast cereals, condiments, salad dressings, sauces, and soft drinks.

.. CCC's engineered solutions helped isolate a pharmaceutical intermediate that could treat thousands of cancer patients.

.. Since 1996, CCC's Phoenix(TM) Systems, used for odor control in sewage treatment plants, have treated 290 billion cubic feet of air--enough to fill more than one million commercial blimps.

children safer

                                                     Calgon Carbon Corporation 3

[Photo of family]

.. Since Operation Desert Storm, CCC has supplied enough respirator carbons to ensure the safety of 150 million people in industry, public safety, and the military.

.. CCC is the only qualified supplier of carbons used in breathing apparatuses to protect the U.S. military from toxic gases used in chemical warfare.

.. Carbon cloth is used as a lining in infantry uniforms to shield the skin from contact with airborne toxins.

.. Many people use home water filters to ensure that their drinking water is safe and pure. In 2001, CCC supplied manufacturers of these devices with enough GAC to produce 20 million home water filters.

Calgon Carbon Corporation 4

Fast-growing demand for personal safety and improved quality of life can be met with the innovative, cost-effective technologies provided by CCC.

.. CCC's unique carbon cloth is used for medical and personal protection applications. Wound dressings made with carbon cloth not only prevent odor, but enhance comfort and promote faster healing.

.. CCC is a leading supplier of GAC for home water filtration systems. As the functional component of these filters, GAC removes potentially harmful toxins while also improving taste and odor.

.. CCC has miniaturized its proven industrial scale purification technologies for consumer applications including Purrfectly Fresh(TM) for

More public servants return home safely

  eliminating household odors and PreZerve(TM) for protecting valuables by preventing tarnish on silver and fine jewelry.

Sources:

Calgon Carbon Corporation
The McIlvaine Company
World Health Organization

                                                     Calgon Carbon Corporation 5

Historically, the company's stock price has correlated closely with Economic Profit (E.P.) performance. E.P. is the company's primary financial measurement, and there was continued improvement in 2001.

[GRAPH APPEARS HERE]

Economic Profit is a financial measurement defined as net operating profit after taxes (NOPAT), as compared to the cost of capital employed.

Note: This graph is based upon the company's actual weighted average cost of capital as calculated for each of the years presented.

Letter to Share Owners

We are pleased that in 2001 investors recognized the value of Calgon Carbon Corporation as a low-risk, long-term investment. Last year, our share price outperformed every major stock index. We are also energized as a leader with proven technologies that make the world a safer and healthier place for people to live.

  Progress toward our primary financial goal, Economic Profit (E.P.), is shown on this page. With Economic Profit as our financial guide, we have managed cash well in the short term, conservatively invested capital, and made decisions that are best for our shareholders in the long term.

  Based upon the close historical correlation between E.P. and our stock price, we believe an increase in CCC share price was merited in 2001.

  The following financial results in 2001 also demonstrate our success in key areas:

Sales increased one percent overall and 14 percent in targeted growth areas. Our strategic

  Shareholder value

plan continues to be to grow profitable service and solutions sales. We succeeded in 2001 in spite of unfavorable foreign currency values and a depressed economy.

Operating expenses decreased 10 percent to $51 million. Our people responded courageously to the challenges of 2001, and for the second year in a row dramatically reduced controllable spending.

Calgon Carbon Corporation 6

Debt was reduced four percent to nearly $64 million. Positive cash flow from operations continued strong at $25 million. We paid down debt to the lowest level in six years, even though investments to pursue new value growth projects increased 33 percent.

Our major regret in 2001 was a 19 percent drop in earnings. Higher costs for natural gas and coal versus 2000 were enough to account for this entire shortfall. Our sales of activated carbon decreased as we lacked the cost structure and commercial organization to complete profitably in some markets. We endured a 77-day strike at our largest facility to address a five-year-old non-competitive labor agreement. We are investing in a new lower-cost manufacturing facility in China. And, we spent the money necessary to upgrade our organization to improve are activated carbon business. These actions, which negatively impacted 2001 earnings, will being to growth continued in 2001

yield positive results in 2002.

  In 2001, We demonstrated again that people and culture are the key to CCC success. My thanks to all stakeholders who demonstrated trust and teamwork with each other in pursuit of shareholder value growth. I want to acknowledge the strong support of our employees, leaders, and board of directors during the past year. We also thank Nick Prater, who will retire in April after serving as a board member for 11 years. We wish Nick and his wife, Jennifer, a long and happy retirement.

As the "head coach" of Calgon Carbon, I believe in our bright future as a leader in the water/filtration industry. Our progress in 2001 will prove CCC to be a valuable investment in the years ahead. Our team remains confident in our direction, and we are motivated by the health and security we help to provide to mankind.

Sincerely,

/s/ Jim Cederna

Chairman
and Chief Executive Officer

[Photo of Jim Cederna]

                                                     Calgon Carbon Corporation 7

Strong Fundamentals

.. The culture of trust and teamwork to drive value growth has improved through the use of leading-edge measurements and behavior-change tools.

.. The company's strategic plan has been updated based on rapid progress made in the past two years. The strategic target of Economic Profit should be reached by 2004 (a one-to-two-year delay from the original strategic plan due mainly to the economic downturn).

.. CCC has invested in a flexible, streamlined, capable team organized for global growth. In 2001, there was a 20% change in leadership.

.. CCC has developed a productive work environment where all (both union and non-union) employees will be paid based upon performance.

.. CCC has developed new products and services, and also formed new alliances to better satisfy customers. In the consumer product area, for example, the company is focusing marketing efforts on the PreZerve(TM) product line, exclusively marketed through QVC Inc., the leader in direct television marketing.

.. CCC is the only company in the activated carbon business that is investing in new world-class operating facilities:

      - Through a new venture, the Datong Carbon Company, CCC will begin operation of an activated carbon manufacturing facility in China in 2002.

      - A new Center for Excellence on the Gulf Coast will be the largest reactivation service center in the U.S., and will be operational in 2003.

CCC has built a bright future

[GRAPHIC APPEARS HERE]

Calgon Carbon Corporation 8

.. CCC is the only company to provide a proven engineered solution for the removal of contaminants and potentially health-threatening microorganisms, viruses, and bacteria for less than $0.50 per month added to a household water bill. This is a cost-effective combination of the Sentinel UV(TM) Disinfection System and granular activated carbon technologies.

By following its transformation model, CCC has built a bright future. Fundamental change has been achieved in every facet of the company, from culture to facilities and organization. CCC is leveraging its technological leadership and strong financial position to accelerate growth in profitable product markets, expand geographically, and establish strategic alliances for new business, as it moves toward its vision of a successful service/solutions company.

Mr. Xiu Bao Ping is CCC's venture partner in the Datong Carbon Company, an example of the new global alliances that will drive CCC's growth. The joint venture will operate a facility in China, producing high-quality GAC using CCC's proven technology.

Global Alliances

"Calgon Carbon is a world leader in activated carbon, and I am confident that our partnership will be a catalyst for growth in the Asian market in the years ahead."

Mr. Xiu Bao Ping

Director, Datong
Carbon Company

[Photo of Xiu Bao Ping]

                                                     Calgon Carbon Corporation 9

The people of CCC are implementing the strategic plan that will successfully move the company to its vision. They will make it happen.

"As the global leader in activated carbon, our vision is to exceed market growth by supplying customers worldwide with total activated carbon solutions."

[Photo of Joseph A. Fischette]

CCC's leadership team is focused

Joseph A. Fischette

Senior Vice President, General Counsel, and Secretary

Joe Fischette, 55, has 23 years of service with CCC. He has been chief legal officer for the corporation since 1985 and became chairman of the Carbon/Service platforms in 2000. He also directs the company's Growth Chain, which includes global purchasing and logistics. In addition, he has responsibility for customer service and applications engineering. Joe earned his J.D. from Duquesne University.

"We have strengthened and centralized our marketing organization for global effectiveness. Our unified marketing effort will increase market share and drive growth in all CCC businesses."

[Photo of C.H.S. Majoor]

C.H.S. (Kees) Majoor

Vice President, Global Marketing

Kees Majoor, 52, joined CCC in January 2001 as director of sales, marketing, and invest in people for Chemviron Carbon, the company's European operating unit. He was promoted to his current position in the Carbon/Service platforms in October of that year, and is headquartered in Belgium. His degree in business management is from the Institute for Automotive Industry and Management in the Netherlands.

Calgon Carbon Corporation 10

"We will become the most cost-effective and responsive provider of air and water purification services through Centers of excellence around the world."

[Photo of James Fishburne]

on future growth and increased profitability

James G. Fishburne

Vice President, Global Sales

Jim Fishburne, 55, joined CCC in October 2001 as vice president responsible for worldwide sales of the company's activated carbon products and related services. Prior to joining CCC, he had held senior sales management positions with International Paper and Eastman Kodak. Jim was awarded a degree in economics from the University of Notre Dame.

"We operate the world's most advanced activated carbon manufacturing and reactivation facilities. We are committed to continuous improvement in cost reduction and operating efficiencies for peak performance."

[Photo of John Stanik]

John S. Stanik

Senior Vice President, Manufacturing and Technology

John Stanik, 48, has spent most of his 11 years at CCC in manufacturing, including four years as manager of the Big Sandy plant in Kentucky, the company's largest activated carbon and reactivation facility. He was promoted to his current position in 2001 and is responsible for Carbon/Service operations worldwide--eight carbon manufacturing and reactivation facilities. He also directs the Technology Commercialization Team. John earned a degree in chemical engineering at Carnegie Mellon University.

"We will pursue double-digit sales growth by using our unique core technologies to provide solutions to water, air, food, and industrial purification challenges around the world."

[Photo of Robert O'Brien]

Robert P. O'Brien

Senior Vice President, Engineered Solutions

Bob O'Brien, 51, joined CCC in 1973 and subsequently held a number of technical, sales, and marketing management positions in the U.S. and Europe. He was promoted to his current position in 1999 and is responsible for sales, marketing, design, and manufacturing of systems that utilize technologies in carbon adsorption, ultraviolet light, and advanced ion exchange separation. He also directs the Information Technology group. Bob holds a B.S. in chemical engineering from the Pennsylvania State University.

                                                    Calgon Carbon Corporation 11

"CCC's strong balance sheet and consistently positive cash flow provide the financial resources for organic growth, geographic expansion, and new business development."

[Photo of William Cann]

The financial strength of a leader creates value

William E. Cann

Senior Vice President,
Chief Financial Officer

Bill Cann, 46, joined CCC in 1999 as senior vice president and chief financial officer. In 2001, he also assumed responsibility for the company's Asian operations, the Consumer platform, and Business Development. Prior to joining the company, Bill had served in senior executive positions with Reichhold, Inc. and Owens Corning. In his last assignment there, he was based in Hong Kong as financial director for Asia/Pacific operations. Bill holds a B.B.A. in accounting from the University of Toledo.

"We continue to invest in our people because it is their commitment and day-to-day dedication that will make CCC's Vision a reality."

[Photo of Robert Courson]

Robert W. Courson

Executive Director, Invest in People

Bob Courson, 55, has 29 years of service with CCC. Since joining the company in 1973 as manager of labor relations, he continually progressed to positions of increasing responsibility. His current managerial scope encompasses the entire range of human resources, including recruiting, employee development, compensation, labor relations, and culture change. Bob holds a B.A. in political science from the College of Wooster.

"Investors are not only recognizing CCC's vital role in making our world a safer and healthier place, but also the company's growth opportunities and its value as a long-term investment

[Photo of Gail Gerono]

Gail A. Gerono

Director, Investor Relations
and Corporate Communications

Gail Gerono, 50, joined CCC in 1990 as manager, investor relations. She was subsequently promoted to her current position, and her responsibilities were expanded to include corporate communications. In 2001, she also became responsible for corporate quality and process excellence globally. Gail holds a B.A. in French from Mercyhurst College and is an M.B.A. candidate at Duquesne University.

Calgon Carbon Corporation 12

Financial Contents

14
Management's Discussion and Analysis

18
Report of Management

18
Report of Deloitte & Touche LLP Independent Accountants

19
Consolidated Statement of Income and Comprehensive Income

20
Consolidated Balance Sheet

21
Consolidated Statement of Cash Flows

22
Consolidated Statement of Shareholders' Equity

23
Notes to the Consolidated Financial Statements

43
Six-Year Summary Selected Financial and Statistical Data

44
Quarterly Financial Data --Unaudited

44
Common Shares and Market Information

Financial Highlights

(Dollars in millions except
per share data)                           2001          2000          1999
--------------------------------------------------------------------------
Net Sales                             $ 270.59      $ 268.98      $ 296.15

Income Before Restructuring Charges   $   8.20      $   8.27      $   4.29

Net Income (Loss) After
 Restructuring Charges                $   7.97      $   9.85      $ (13.73)

Income per Common Share Before
   Restructuring Charges

   Basic and Diluted                  $    .21      $    .21      $    .11

Net Income (Loss) per Common
  Share After

  Restructuring Charges

  Basic                               $    .21         $ .25      $ (0.35)

  Diluted                             $    .20         $ .25      $ (0.35)
--------------------------------------------------------------------------

[Photo of Globe]

Calgon Carbon Corporation (CCC) is a global leader in services and solutions for purifying water and air, food, beverages, and industrial process streams. Headquartered in Pittsburgh, Pennsylvania, CCC employs approximately 1,000 people at 13 manufacturing, reactivation, and equipment fabrication facilities, and 11 sales and service centers. CCC is known as Chemviron Carbon in Europe, Africa, and the Middle East. In 2001, the company's sales totaled $271 million.

The company is evolving from a products supplier to a service and solutions provider through four business platforms: Carbon, Service, Engineered Solutions, and Consumer.

CCC serves more than 4,000 customers around the world. The company operates three activated carbon facilities and six carbon reactivation facilities in Belgium, Japan, the U.K., and the U.S. A new carbon facility in China will become operational in 2002. CCC also operates two equipment fabrication and assembly facilities in Pittsburgh, one carbon cloth production facility in the U.K., and one charcoal production operation in Germany.

CCC draws its management strength from a combination of company veterans with a thorough knowledge of existing businesses and new executives with fresh perspectives and extensive global experience, particularly in Europe and Asia, two strategic growth markets. Alliances for new business development will be a key part of implementing the company's long-term strategy designed to accelerate growth and profitability beyond current product and service offerings.

                                                    Calgon Carbon Corporation 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Calgon Carbon Corporation

OVERVIEW

Net earnings for the year 2001 were $8.0 million or $0.20 per diluted share, as compared to net earnings of $9.9 million or $0.25 per diluted share for 2000. Revenue, excluding the foreign exchange impact of currency translation, increased by 2% above 2000 levels. A 10.3% reduction in operating expenses in 2001 helped mitigate the increases the Company realized in its production costs due to higher energy and raw material costs and additional costs associated with a strike by the labor union at the Company's Catlettsburg, Kentucky facility. As a continuing testament to the Company's ability to generate cash, despite the decreased earnings and a $3.1 million increase in capital expenditures in 2001 versus 2000, the Company was still able to pay down debt by an additional $3.0 million, excluding the impact of foreign exchange, as well as provide its shareholders with $7.8 million in dividend payments.

  Because of the changes made throughout the year, Calgon Carbon is stronger and wiser for having overcome the many challenges it encountered. As it enters 2002, the Company is confident that it will continue to build upon the new business growth realized in 2001, to better manage controllable costs, and to improve its already strong balance sheet.

RESULTS OF OPERATIONS

2001 Versus 2000

Consolidated net sales increased in 2001 versus 2000 by $1.6 million or 0.6%. This was primarily the result of sales increases in three of the Company's four reportable segments. Sales declined in the Activated Carbon segment by $15.4 million or 12.3%. That decline was primarily the result of lower sales volume due to increasing competitive pressures in key market segments in the United States and Europe, slower economy particularly in Asia, and the adverse impact of foreign currency translation. Sales in the service segment increased by $1.4 million or 1.5%. The increased revenue is the result of general price increases related to escalation of service contracts partially offset by the adverse impact of foreign currency translation. Sales in the Engineered Solutions segment increased by $15.5 million or 47.4%. The increase is primarily attributed to increased revenue recognition of ion exchange equipment-related projects due to a major project that commenced in the first quarter of 2001. Consumer segment sales were virtually flat in 2001 versus 2000. Increased sales of carbon cloth and new consumer products were offset by decreased demand of the Company's charcoal-related products and the adverse impact of foreign currency translation. The total sales decrease for all segments attributable to the effect of currency translation was $4.7 million.

  Gross profit before depreciation, as a percentage of net sales, was 32.2% in 2001 versus 35.4% in 2000. This 3.2 percentage point decline was the result of competitive pricing and higher costs in promising new major market applications and increased costs associated with meeting the customer requirements related to a major project undertaken in 2001. Also contributing toward the margin decline were higher energy and raw material costs in conjunction with higher production costs due to the labor strike at the Company's Catlettsburg, Kentucky facility.

  Depreciation and amortization decreased by $0.3 million or 1.3% primarily due to asset write-offs associated with the May 2000 shutdown of the activated carbon line in Feluy, Belgium pursuant to the 1999 restructuring plan.

  Selling, general and administrative expenses decreased by $4.1 million or 8.2%. The decrease was primarily due to non-repeat additional charges in 2000 of $1.8 million related to a change in estimate of the 1999 restructuring accrual and a reduction in operating expenses related to organization changes made in 2000 at the Company's Japanese affiliate. Also contributing to the reduction were non-recurring costs in 2000 related to the establishment of the Pittsburgh, Pennsylvania and Feluy, Belgium Centers of Excellence, and the settlement of a lawsuit that was accrued for in the first quarter of 2000 partially offset by severance payments related to organization changes made in the third and fourth quarters of 2001.

  Research and development expenses were $5.6 million in 2001 versus $7.4 million in 2000, a decrease of $1.8 million or 24.6%. The decrease is primarily due to salary costs being charged directly to cost of products sold for employees manning the Catlettsburg, Kentucky facility during the recent labor union strike combined with a reduction in outside services and personnel expenses.

  The restructuring charge of $0.3 million in 2001 and restructuring income of $2.3 million in 2000 represent the change in estimate of various components of the Company's restructuring liability based upon management's re-evaluation of the sufficiency of the restructuring accrual to meet its future obligations. Additional information on restructuring charges can be found in Note 2 to the Consolidated Financial Statements.

Calgon Carbon Corporation 14

  Interest expense declined in 2001 versus 2000 by $1.6 million or 32.7% primarily due to lower interest rates.

  The increase in Other expense--net of $0.2 million was primarily due to a decrease in foreign exchange gains, and the non-recurrence of a sale of obsolete raw materials recorded in 2000 partially offset by a change in estimate for certain non-income taxes.

  The effective tax rate for 2001 was 30.9% versus 30.6% in 2000. The 2001 rate was positively impacted by the benefit realized from the Company's foreign sales corporation and tax credits resulting from a research and development tax study. The 2000 rate was positively affected by the Company reversing $0.9 million of deferred taxes on its unrepatriated earnings of its European and Canadian subsidiaries due to management's assessment that those earnings will continue to be reinvested indefinitely, and a $1.4 million benefit from the redetermination of its foreign sales corporation benefit for the years 1996 through 1999. Offsetting that impact was increased income in higher taxed foreign jurisdictions.

2000 Versus 1999

Consolidated net sales decreased in 2000 versus 1999 by $27.2 million or 9.2%. This was primarily the result of sales decreases in three of the Company's four reportable segments. Sales of Activated Carbon declined by $19.8 million or 13.7%. That decline was due to the Company's strategy to fix or exit lower margin markets, as well as the net unfavorable impact of foreign currency translation. Service sales decreased by $3.3 million or 3.5% due to a decline in large equipment sales and sales of temporary/emergency systems, combined with an unfavorable foreign currency translation impact. Sales decreased in the Engineered Solutions segment by $5.0 million or 13.2%, which was primarily due to a reduced number of new projects. Sales increased in the Consumer segment by $0.9 million or 4.5%. The increase was the result of strong charcoal sales, partially offset by the adverse effect of foreign currency translation. The total sales decrease for all segments due to the effect of currency translation was $9.2 million.

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

  Research and development expenses were $7.4 million in 2000 versus $7.7 million in 1999, a decrease of $0.3 million, which reflects the Company's increased focus on cost control.

  The restructuring credit of $2.3 million in 2000 represents the reduction of various components of the Company's restructuring liability based upon management's re-evaluation of the sufficiency of the restructuring accrual to meet its future obligations. The 1999 restructuring charge of $29.8 million was the result of a strategy adopted in the fourth quarter of that year aimed at lowering costs in the activated carbon markets and increasing the Company's focus on its service and solutions businesses, while also adapting proven technologies to a new line of consumer products. Included in these 1999 costs were employee severance and termination costs and asset write-offs.

  The reduction in Other expense--net of $2.1 million was primarily the result of increased foreign exchange gains and the non-recurrence of miscellaneous equipment write-offs that were recorded in 1999.

  The effective tax rate for 2000 was 30.6% versus a benefit of 40.7% in 1999. The 2000 rate was positively affected by the Company reversing $0.9 million of deferred taxes on its unrepatriated earnings of its European and Canadian subsidiaries due to management's assessment that those earnings will continue to be reinvested indefinitely, and a $1.4 million benefit from the redetermination of its foreign sales corporation benefit for the years 1996 through 1999. Offsetting that impact was increased income in higher taxed foreign jurisdictions.

                                                    Calgon Carbon Corporation 15

WORKING CAPITAL AND LIQUIDITY

Cash flows from operating activities were $24.5 million for the year ended December 31, 2001. This was primarily the net result of the net earnings for the year, depreciation and amortization, and decreases in receivables, partially offset by increases in inventories and decreases in accounts payable and the restructuring reserve. Receivables decreased by $6.7 million as a result of increased attention to collections. Inventories increased by $5.2 million due to production exceeding the Company's forecasted demand for its products. The Company had $6.5 million of cash outflows net of exchange and restructuring primarily due to an increase in working capital in 2001. Payments made from the restructuring reserve amounted to $2.1 million, comprised almost entirely of lease payments on a vacated office building and severance and termination benefits. The Company expects to make $0.9 million in restructuring-related payments in 2002 with the balance of the remaining payments to be made in succeeding years through 2006.

  Total debt, net of foreign exchange, decreased during the year by $3.0 million to $64.4 million at December 31, 2001, despite the Company's increased operating working capital. This was primarily the result of management's ongoing critical review of capital project spending.

  The Company has a $113.4 million credit facility consisting of an $86.8 million five-year revolving credit facility expiring in May 2004 and a $26.6 million 364-day revolving credit facility renewed in May 2001, which expires in May 2002. Included in this facility is a letter of credit subfacility which may not exceed $30.0 million. At December 31, 2001, there were no borrowings under the 364-day revolving credit agreement.

  During 2001, the Company entered into an interest rate swap agreement to fix the interest payments for $10.0 million of borrowings under the United States Credit Facility at 5.48%. This agreement expires in January 2003.

  On October 17, 2000, the Board of Directors authorized a repurchase program for up to 500,000 shares of the Company's common stock. As of December 31, 2001, 11,300 shares had been purchased at a cost of $0.1 million. During 2001, there were no shares repurchased under this program.

  The Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. During 2001, the Company paid dividends at a rate of $.20 per share for a total amount of $7.8 million. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's earnings, cash flow, and capital investment plans to pursue long-term growth opportunities.

  The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

CAPITAL EXPENDITURES AND INVESTMENTS

Capital expenditures were $12.6 million in 2001, $9.5 million in 2000, and $8.6 million in 1999. Expenditures for 2001 primarily included customer capital spending of $2.6 million, new construction and improvements to manufacturing facilities of $8.0 million, and a continuing investment in the Company's business information system of $0.9 million. The 2000 expenditure amount consisted primarily of a continuing investment in the Company's business information system of $2.0 million, operating improvement spending at the Company's manufacturing facilities of $2.0 million, and customer capital spending of $3.1 million. The 1999 expenditure amount consisted primarily of spending associated with the business information system of $1.8 million, domestic service customer capital of $0.7 million, and capacity productivity and cost reduction-related spending at the Company's manufacturing facilities of $2.6 million in the United States and $1.3 million in Europe. Capital expenditures for 2002 are projected to be approximately $27.5 million and are to include the continued construction of a carbon manufacturing plant in the People's Republic of China, the establishment of a new Center of Excellence in the Gulf Coast region of the United States, customer capital, and operations improvement expenditures both in the United States and Europe.

  The 2001 purchase of business expenditures of $3.4 million, as shown on the statement of cash flows, represents the Company's increasing its equity ownership in its Japanese joint venture from 60% to 100%. The purchase of the remaining shares resulted in the Company recording additional goodwill of $1.5 million. The 1999 purchase of businesses amount represents the continuation of cash expenditures for Advanced Separations Technologies Incorporated (a 1996 acquisition) project failures for projects completed before the acquisition. These expenditures had been accrued as part of the original acquisition.

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

Calgon Carbon Corporation 16

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and the carrying value approximates fair value.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company has made use of forward currency contracts to manage these exposures. At December 31, 2001, three forward contracts were outstanding.

Conversion to the Euro

In January 2001, the Company converted its business information system in Europe to be able to transact business using the Euro as its functional currency. To date, the Company has not experienced any problems or disruptions in its business as a result of that conversion. The Company has now completed a full operations and accounting cycle, and all processes and systems have been run in production, thereby making the risk of potential problems related to the conversion unlikely.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method, and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units, and goodwill impairment testing. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented effective January 1, 2002. The Company is currently evaluating the impact of SFAS No. 142 on the consolidated financial statements. Goodwill amortization was approximately $2.0 million for each of the years ended December 31, 2001, 2000, and 1999, respectively.

  The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has not yet evaluated the impact of the adoption of SFAS No. 143 on the Company's financial statements. The Company plans to adopt SFAS No. 143 on January 1, 2003 as required.

  In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management has not yet evaluated the impact of the adoption of SFAS No. 144 on the Company's financial statements. The Company plans to adopt SFAS No. 144 as of January 1, 2002 as required.

FORWARD-LOOKING INFORMATION SAFE HARBOR
-------------------------------------------------------------------------------

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

                                                    Calgon Carbon Corporation 17

REPORT OF MANAGEMENT
Calgon Carbon Corporation

The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management judgments and estimates. All other financial information in this Annual Report is consistent with that in the financial statements.

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

  In addition to the system of internal accounting controls, the Company maintains guidelines of Company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The financial statements have been audited by Deloitte & Touche LLP, independent accountants. Their responsibility is to audit the Company's financial statements in accordance with auditing standards generally accepted in the United States of America and to express their opinion with respect to the fairness of presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America.

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

REPORT OF DELOITTE & TOUCHE LLP INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1999 were audited by other auditors whose report, dated February 8, 2000, expressed an unqualified opinion on those statements.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
January 30, 2002 (February 5, 2002 as to Note 8)

Calgon Carbon Corporation 18

C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E  A N D
C O M P R E H E N S I V E   I N C O M E
Calgon Carbon Corporation

                                                                               Year Ended December 31
                                                                         ----------------------------------
(Dollars in thousands except per share data)                                  2001        2000        1999
-----------------------------------------------------------------------------------------------------------
Net Sales                                                                $ 270,593   $ 268,983   $ 296,152
-----------------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)                             183,505     173,810     196,194
Depreciation and amortization                                               20,336      20,597      22,882
Selling, general and administrative expenses                                45,490      49,542      55,145
Research and development expenses                                            5,601       7,431       7,742
Restructuring charges (credits)                                                324      (2,284)     29,838
-----------------------------------------------------------------------------------------------------------
                                                                           255,256     249,096     311,801
-----------------------------------------------------------------------------------------------------------

Income (loss) from operations                                               15,337      19,887     (15,649)
Interest income                                                                194         150          98
Interest expense                                                            (3,346)     (4,970)     (4,893)
Other expense--net                                                            (564)       (375)     (2,523)
-----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and minority interest                     11,621      14,692     (22,967)
Provision (benefit) for income taxes                                         3,594       4,496      (9,339)
-----------------------------------------------------------------------------------------------------------
Income (loss) before minority interest                                       8,027      10,196     (13,628)
Minority interest                                                              (53)       (344)       (101)
-----------------------------------------------------------------------------------------------------------

Net income (loss)                                                            7,974       9,852     (13,729)
Other comprehensive (loss),
  net of tax provision (benefit) of ($411), ($3,193)
  and ($2,299), respectively                                                (1,797)       (173)     (4,270)
-----------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                              $   6,177   $   9,679   $ (17,999)
-----------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share                                 $     .21   $     .25   $    (.35)
-----------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share                               $     .20   $     .25   $    (.35)
-----------------------------------------------------------------------------------------------------------
Weighted average shares outstanding, in thousands

  Basic                                                                     38,811      38,807      38,779

  Diluted                                                                   39,157      38,870      38,779
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Calgon Carbon Corporation 19

C O N S O L I D A T E D   B A L A N C E   S H E E T
Calgon Carbon Corporation

                                                                                            December 31
                                                                                     ----------------------
(Dollars in thousands)                                                                    2001        2000
-----------------------------------------------------------------------------------------------------------

Assets
Current assets:
  Cash and cash equivalents                                                          $   3,567   $   4,334
  Receivables, net of allowance of $2,624 and $2,633                                    44,233      50,906
  Revenue recognized in excess of billings on uncompleted contracts                     10,623       6,046
  Inventories                                                                           42,104      36,938
  Other current assets                                                                   4,008       6,345
-----------------------------------------------------------------------------------------------------------
    Total current assets                                                               104,535     104,569

Property, plant and equipment, net                                                     143,661     151,350
Intangibles                                                                             73,615      74,308
Other assets                                                                             9,903       9,897
-----------------------------------------------------------------------------------------------------------
    Total assets                                                                     $ 331,714   $ 340,124
===========================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Short-term debt                                                                    $   8,762   $   9,120
  Long-term debt due within one year                                                     1,275      10,180
  Accounts payable and accrued liabilities                                              24,976      26,465
  Billings in excess of revenue recognized on uncompleted contracts                      2,370         994
  Restructuring reserve                                                                  1,480       3,298
  Payroll and benefits payable                                                           6,989       8,613
  Accrued income taxes                                                                   1,890       5,193
-----------------------------------------------------------------------------------------------------------
    Total current liabilities                                                           47,742      63,863
Long-term debt                                                                          54,360      48,077
Deferred income taxes                                                                   32,021      29,462
Other liabilities                                                                       13,782      11,789
-----------------------------------------------------------------------------------------------------------
    Total liabilities                                                                  147,905     153,191
-----------------------------------------------------------------------------------------------------------
Minority interest                                                                            -       1,944
-----------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 15)                                               -           -
-----------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Common shares, $.01 par value, 100,000,000 shares authorized,
    41,643,492 and 41,589,067 shares issued                                                416         416
  Additional paid-in capital                                                            63,813      63,410
  Retained earnings                                                                    143,172     142,959
  Accumulated other comprehensive income                                                 3,538       5,335
-----------------------------------------------------------------------------------------------------------
                                                                                       210,939     212,120
  Treasury stock, at cost, 2,787,458 and 2,787,558 shares                              (27,130)    (27,131)
-----------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                         183,809     184,989
-----------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                       $ 331,714   $ 340,124
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation 20

C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Calgon Carbon Corporation

                                                                                 Year Ended December 31
                                                                          ---------------------------------
(Dollars in thousands)                                                         2001       2000        1999
-----------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income (loss)                                                          $  7,974   $  9,852   $ (13,729)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization                                              20,336     20,597      22,882
  Non-cash restructuring asset and liability write-downs                         --     (1,629)     11,127
  Employee benefit plan provisions                                            1,806      1,267       2,161
  Changes in assets and liabilities--net of effects from
    purchase of businesses, foreign exchange and non-cash
    restructuring asset and liability write-downs:
    (Increase) decrease in receivables                                        5,688      6,418      (3,310)
    (Increase) decrease in inventories                                       (6,038)     6,152      11,759
    (Increase) decrease in other current assets                              (2,790)    (2,973)      3,508
    Increase (decrease) in restructuring reserve                             (2,084)   (15,442)     15,215
    Increase (decrease) in accounts payable and accruals                     (3,365)     4,044         216
    Increase (decrease) in long-term deferred income taxes (net)              2,404      2,663     (11,790)
  Other items--net                                                              567        104         923
-----------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                24,498     31,053      38,962
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Purchase of businesses                                                     (3,400)        --        (813)
  Property, plant and equipment expenditures                                (12,563)    (9,451)     (8,582)
  Proceeds from disposals of equipment                                          926        255       1,818
-----------------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                                 (15,037)    (9,196)     (7,577)
-----------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Net (repayments of) borrowings                                             (2,041)   (12,212)    (13,243)
  Treasury stock purchases                                                       --        (57)       (129)
  Common stock dividends                                                     (7,761)    (7,761)    (12,411)
-----------------------------------------------------------------------------------------------------------
    Net cash (used in) financing activities                                  (9,802)   (20,030)    (25,783)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                        (426)    (1,687)     (2,733)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                               (767)       140       2,869
Cash and cash equivalents, beginning of period                                4,334      4,194       1,325
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $  3,567   $  4,334   $   4,194
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Calgon Carbon Corporation 21

C O N S O L I D A T E D   S T A T E M E N T   O F   S H A R E H O L D E R S '
E Q U I T Y
Calgon Carbon Corporation

                                                                            Accumulated
                                  Common          Additional                      Other
(Dollars in thousands,            Shares  Common     Paid-In  Retained    Comprehensive
except per share data)            Issued  Shares     Capital  Earnings           Income        Sub-Total
---------------------------------------------------------------------------------------------------------

Balance, December 31, 1998    41,503,960   $ 415    $ 62,868  $ 163,911         $ 9,778        $ 236,972

1999
Net (loss)                            --      --          --    (13,729)             --          (13,729)
Employee and director
  stock plans                     78,672       1         503         --              --              504
Common stock dividends
  Cash ($.29 per share)               --      --          --    (11,246)             --          (11,246)
Translation adjustments               --      --          --         --          (4,270)          (4,270)
Treasury stock purchased              --      --          --         --              --               --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1999    41,582,632     416      63,371    138,936           5,508          208,231
---------------------------------------------------------------------------------------------------------

2000
Net income                            --      --          --      9,852              --            9,852
Employee and director
  stock plans                      6,435      --          39         --              --               39
Common stock dividends
  Cash ($.15 per share)               --      --          --     (5,821)             --           (5,821)
Translation adjustments               --      --          --         --            (173)            (173)
Treasury stock issued                 --      --          --         (8)             --               (8)
Treasury stock purchased              --      --          --         --              --               --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 2000    41,589,067     416      63,410    142,959           5,335          212,120
---------------------------------------------------------------------------------------------------------

2001
Net income                            --      --          --      7,974              --            7,974

Employee and director
  stock plans                     54,425      --         403         --              --              403
Common stock dividends
  Cash ($.20 per share)               --      --          --     (7,761)             --           (7,761)
Translation adjustments               --      --          --         --          (1,797)          (1,797)
Treasury stock issued                 --      --          --         --              --               --
---------------------------------------------------------------------------------------------------------
Balance, December 31, 2001    41,643,492   $ 416    $ 63,813  $ 143,172         $ 3,538        $ 210,939
---------------------------------------------------------------------------------------------------------
                                   Treasury Stock
(Dollars in thousands,          ---------------------
except per share data)             Shares       Amount      Total
------------------------------------------------------------------

Balance, December 31, 1998      2,761,500   $ (26,986)  $ 209,986

1999
Net (loss)                             --          --     (13,729)
Employee and director
  stock plans                          --          --         504
Common stock dividends
  Cash ($.29 per share)                --          --     (11,246)
Translation adjustments                --          --      (4,270)
Treasury stock purchased           19,000        (129)       (129)
------------------------------------------------------------------
Balance, December 31, 1999      2,780,500     (27,115)    181,116
------------------------------------------------------------------

2000
Net income                             --          --       9,852
Employee and director
  stock plans                          --          --          39
Common stock dividends
  Cash ($.15 per share)                --          --      (5,821)
Translation adjustments                --          --        (173)
Treasury stock issued              (4,242)         41          33
Treasury stock purchased           11,300         (57)        (57)
------------------------------------------------------------------
Balance, December 31, 2000      2,787,558     (27,131)    184,989
------------------------------------------------------------------

2001
Net income                             --          --       7,974

Employee and director
  stock plans                          --          --         403
Common stock dividends
  Cash ($.20 per share)                --          --      (7,761)
Translation adjustments                --          --      (1,797)
Treasury stock issued                (100)          1           1
------------------------------------------------------------------
Balance, December 31, 2001      2,787,458   $ (27,130)  $ 183,809
------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Calgon Carbon Corporation

1.  SUMMARY OF ACCOUNTING POLICIES

Operations

Calgon Carbon Corporation (the "Company") is a global leader in services and solutions for purifying water and air, and food, beverage, and industrial process streams. The Company's operations are principally conducted in four business segments: Activated Carbon, Service, Engineered Solutions and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segments rely on activated carbon as a base material, while Engineered Solutions relies on a variety of other methods and materials that do not involve activated carbon. The Consumer segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in Canada, Latin America and Asia.

Principles of Consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated, Calgon Far East Co., Ltd., and the Company's foreign sales corporation. A portion of the Company's international operations in Europe is owned directly by the Company and is operated as branches. Intercompany accounts and transactions have been eliminated.

Foreign Currency

Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income and are accumulated in a separate component of shareholders' equity, net of tax effects. The Company does not provide for the income tax effect on undistributed earnings of its European and Canadian subsidiaries as management believes these earnings will be reinvested in these subsidiaries for an indefinite period of time. Transaction gains and losses are included in other expense--net.

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

Property, Plant and Equipment

Property, plant and equipment expenditures are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial statement purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 20 to 30 years for land improvements and buildings, 15 years for furniture, machinery and equipment, five to 10 years for customer capital and five years for transportation equipment and computer hardware and software with the exception of the capitalized portion of the Company's business information system, which is depreciated over seven years.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets, including goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets to be held and used, including related goodwill, the Company uses expected cash flows (undiscounted and without interest charges) from the use of the assets to assess the recoverability of the assets. If the sum of the expected future cash flows is less than the carrying amount of the asset, a fair value assessment of the asset would be completed using

                                                    Calgon Carbon Corporation 23
the best estimates of fair value available in the circumstances. Management of the Company has determined that no impairment losses need to be recognized for assets to be held and used. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Pensions

Substantially all U.S. employees of the Company are covered by one of three non-contributory defined benefit pension plans. It is the Company's policy to annually fund these plans, subject to minimum and maximum amounts specified by governmental regulations. In Europe, employees are also covered by various defined benefit pension plans or government sponsored defined contribution plans. The Company funds these plans according to local laws and practices.

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

Derivative Instruments

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates or interest rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company does not hold derivative financial instruments for trading purposes. There were no transition adjustments recorded as a result of the adoption of SFAS No. 133.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001.

Calgon Carbon Corporation 24

The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented effective January 1, 2002. The Company is currently evaluating the impact of SFAS No. 142 on the consolidated financial statements. Goodwill amortization was approximately $2.0 million for each of the years ended December 31, 2001, 2000 and 1999, respectively.

        The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has not yet evaluated the impact of the adoption of SFAS No. 143 on the Company's financial statements. The Company plans to adopt SFAS No. 143 on January 1, 2003 as required.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management has not yet evaluated the impact of the adoption of SFAS No. 144 on the Company's financial statements. The Company plans to adopt SFAS No. 144 as of January 1, 2002 as required.

Reclassification

Certain prior year amounts have been reclassified to conform with the 2001 presentation.

2.  RESTRUCTURING CHARGES
-------------------------------------------------------------------------------

The Company currently has two separate restructuring plans requiring continued cash outlays as of the year ended December 31, 2001. The latter of the two initiatives was undertaken during the fourth quarter of 1999, while the former commenced in the third quarter of 1998. The details of both restructuring plans are outlined below.

        During the fourth quarter of 1999, the Company adopted a strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses and repositioning its proven technologies to bring more value to consumers. In order to achieve these goals, the Company has been reorganized as a globally integrated business with emphasis on becoming a service business. As part of this strategy, three activated carbon production lines have been shut down and dismantled. One of these lines was at the Feluy, Belgium location, another was at Neville Island, Pennsylvania and the third was at the Company's Catlettsburg, Kentucky facility. Associated with the cessation of activated carbon production activity at the Feluy plant, office activity has been moved from Brussels, Belgium to the Feluy plant. Operations at several other locations were consolidated to gain global productivity and centralized processes to promote corporate-wide sharing of technical, operational and financial information. Included in this consolidation was the transfer of production and administration activities from Markham, Ontario, Canada and Lakeland, Florida to Pittsburgh, Pennsylvania. The implementation was begun in December 1999 and is essentially complete except for contractual cash outlays for employee severance payments to be made in 2002 and other contractual cash outlays through the second quarter of 2006. The number of employee separations from this restructuring was 152, which was in line with the planned separations of 150. These separations have occurred primarily at the locations impacted by the strategy and were spread between plant personnel and administrative positions. A charge of $494,000 was recorded in the fourth quarter of 2001 to reflect management's revised estimates of certain components of the 1999 restructuring plan. Additionally, an excess accrual in certain components of the 1999 restructuring plan amounted to fourth quarter adjustments of $170,000 and $2,188,000 to reduce the restructuring accruals in 2001 and 2000, respectively. The Company also recorded $1,778,000 of additional charges related to the 1999 restructuring plan directly to cost of products sold and selling, general and administrative expenses in the fourth quarter of 2000.

                                                    Calgon Carbon Corporation 25

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

        Termination benefits paid and charged against the 1999 and 1998 restructuring liabilities amounted to $1,015,000, $12,565,000 and $2,543,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Other costs paid and charged against the 1999 and 1998 restructuring liabilities amounted to $1,197,000, $2,428,000 and $148,000 for the years ended December 31, 2001,
2000 and 1999.

        The following table sets forth the Company's restructuring charges for the years ended December 31, 2001, 2000 and 1999:

                                                               Year Ended December 31
                                                      --------------------------------------
(Thousands)                                             2001          2000            1999
--------------------------------------------------------------------------------------------
Employee severance and termination benefit costs       $   7       $    --        $ 13,754
Asset write-offs                                          --            --          11,997
Other costs                                              487            --           4,957
--------------------------------------------------------------------------------------------
                                                       $ 494       $    --        $ 30,708
Excess 1999 plan accrual                                (170)       (2,188)             --
Excess 1998 plan accrual                                  --           (96)           (809)
Excess Brilon Wald, Germany accrual                       --            --             (61)
--------------------------------------------------------------------------------------------
Total                                                  $ 324       $(2,284)       $ 29,838
--------------------------------------------------------------------------------------------

        The restructuring reserve balances at December 31, 2001 and 2000 included:

                                                                           December 31
                                                                   -------------------------
(Thousands)                                                             2001           2000
--------------------------------------------------------------------------------------------
1999 Plan

Employee severance and termination benefit costs                   $   247         $    974
Other costs                                                          1,101            1,735
--------------------------------------------------------------------------------------------
                                                                   $ 1,348         $  2,709
--------------------------------------------------------------------------------------------
1998 Plan

Employee severance and termination benefit costs                   $    95         $    527
Other costs                                                             37               62
--------------------------------------------------------------------------------------------
                                                                   $   132         $    589
--------------------------------------------------------------------------------------------
Total                                                              $ 1,480         $  3,298
--------------------------------------------------------------------------------------------

Calgon Carbon Corporation 26

3. INVENTORIES
-------------------------------------------------------------------------------

Inventories at December 31, 2001 and 2000 are recorded net of a $453,200 and $390,000 reserve, respectively, for obsolete and slow-moving items.

                                                                         December 31
                                                                 ---------------------------
(Thousands)                                                          2001             2000
--------------------------------------------------------------------------------------------
Raw materials                                                    $   7,575         $  5,595

Finished goods                                                      34,529           31,343
--------------------------------------------------------------------------------------------
Total                                                            $  42,104         $ 36,938
--------------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT
-------------------------------------------------------------------------------

                                                                         December 31
                                                                 ---------------------------
(Thousands)                                                          2001             2000
--------------------------------------------------------------------------------------------
Land and improvements                                            $  10,143        $  13,381

Buildings                                                           22,340           22,917

Machinery, equipment, and computer hardware and software           274,979          266,155

Furniture and vehicles                                              20,990           20,960

Construction-in-progress                                             7,564            6,422
--------------------------------------------------------------------------------------------
                                                                 $ 336,016        $ 329,835

Less accumulated depreciation                                     (192,355)        (178,485)
--------------------------------------------------------------------------------------------
Net                                                              $ 143,661        $ 151,350
--------------------------------------------------------------------------------------------

5. INTANGIBLES
-------------------------------------------------------------------------------

The following summarizes intangible assets, net of accumulated amortization of $10,662,000 and $ 8,580,000 at December 31, 2001 and 2000, respectively:

                                                                         December 31
                                                                 ---------------------------
(Thousands)                                                          2001             2000
--------------------------------------------------------------------------------------------
Goodwill                                                         $  70,064        $  70,885

Other                                                                3,551            3,423
--------------------------------------------------------------------------------------------

Total                                                            $  73,615        $  74,308
--------------------------------------------------------------------------------------------

                                                    Calgon Carbon Corporation 27

6.  BORROWING ARRANGEMENTS
--------------------------------------------------------------------------------

Short-Term Debt

The Company's short-term debt consists entirely of borrowings under its Belgian credit facility. The short-term portion of this facility expires on March 15, 2002 and provides for borrowings up to $8.8 million (9.8 million Euros). No commitment fee is required on the unused portion of the credit line. The interest rate is variable and based upon Euro-based rates with other interest rate options available. The weighted average interest rate on the borrowings under the Belgian credit facility at December 31, 2001 was 4.2%.

Long-Term Debt

                                                                         December 31
                                                                 ---------------------------
(Thousands)                                                          2001             2000
--------------------------------------------------------------------------------------------
United States credit facilities                                  $  44,300        $  37,800
Term loan                                                               --            9,328
Pollution control debt and Industrial revenue bonds                  8,100            8,100
Other                                                                3,235            3,029
--------------------------------------------------------------------------------------------
Total                                                            $  55,635        $  58,257
Less current maturities of long-term debt                           (1,275)         (10,180)
--------------------------------------------------------------------------------------------
Net                                                              $  54,360        $  48,077
--------------------------------------------------------------------------------------------

United States Credit Facilities

The Company is in the third year of a multi-bank credit agreement that consists of a five-year $86.8 million revolving credit facility expiring in May 2004 and a 364-day $26.6 million revolving credit facility expiring in May 2002. All borrowings outstanding under the United States credit facility are outstanding under the five-year portion of the agreement. Included in the credit agreement is a letter of credit sub-facility that may not exceed $30.0 million. Annual facility fees are paid on the committed amount. Availability under this credit facility at December 31, 2001 was $46.8 million, which is net of $22.3 million in outstanding letters of credit. The interest rate is based upon Euro-based rates with other interest rate options available. The weighted average interest rate on the outstanding balance less the effect of the interest rate swap agreement (see Note 14) was 2.4% at December 31, 2001.

Term Loan

In June 1996, the Company entered into a five-year unsecured $9.3 (14.0 million Canadian dollars) term loan with a Canadian bank, which matured on July 1, 2001. This term loan commitment was repaid on June 29, 2001.

Pollution Control Debt and Industrial Revenue Bonds

The City of Ashland, Kentucky Floating Rate Pollution Control and Industrial Revenue Bonds totaling $5.1 million bear interest at a variable rate and are due October 1, 2006. As of December 31, 2001, the interest rate was 2.0%. These pollution control bonds are secured by certain pollution control assets located at the Company's Catlettsburg, Kentucky plant.

        The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2001 was 2.0%. These bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

German Credit Facility

The Company maintains a bank credit facility in Germany that provides for borrowings up to $2.3 million (2.6 million Euros or 5 million deutsche marks). The facility has no set maturity date and is made available on an "until further notice" basis. No commitment fee is required on the unused portion of the credit line. Loans bear interest at the German Bank Rate with other interest options available. At December 31, 2001 and 2000, no amounts were outstanding under this facility.

Calgon Carbon Corporation 28

Other

Other consists of borrowings primarily from Japanese banks and the long-term portion of the Belgian credit facility. The Japanese borrowings are at various interest rates ranging from 1.0% to 4.1% and various maturities through 2007. The weighted average interest rate on the Japanese borrowings outstanding was 2.2% at December 31, 2001. The long-term portion of the Belgian credit facility provides for borrowings up to $2.2 million (2.5 million Euros) and can be utilized until further notice from the lender. There was $0.7 million outstanding under this facility at December 31, 2001 at a weighted average interest rate of 4.2%.

Restrictive Covenants

The United States credit facilities' covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to capital, operating income to interest expense and cash flow to debt. At December 31, 2001, the Company was in compliance with all covenants relating to the credit facilities in the United States. The German and Belgian credit facilities have no financial covenants.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates and accordingly the carrying value of these obligations approximates their fair value.

Maturities of Debt

The Company is obligated to make principal payments on long-term debt outstanding at December 31, 2001 of $1.3 million in 2002, $0.5 million in 2003, $44.5 million in 2004, $0.2 million in 2005, $5.3 million in 2006 and $3.8 million thereafter.

7.  COMMITMENTS
-------------------------------------------------------------------------------
The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $4,988,000 in 2002, $4,257,000 in 2003,
$4,131,000 in 2004, $1,711,000 in 2005, $1,121,000 in 2006, and $3,262,000
thereafter. Total rental expenses on all operating leases were $6,894,000, $7,034,000, and $7,598,000 for the years ended December 31, 2001, 2000, and
1999, respectively.

        The Company has in place a long-term supply contract for the purchase of raw materials for one of its manufacturing facilities. Future minimum purchase requirements under the terms of that contract are $4,052,000 in 2002, $4,186,000 in 2003, $4,324,000 in 2004, $4,467,000 in 2005, $4,614,000 in 2006,
and $25,457,000 thereafter.

        Total payments made for raw materials purchased under the aforementioned supply contract were $6,939,000, $6,556,000, and $4,099,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

                                                    Calgon Carbon Corporation 29

8.  SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

On August 24, 1998, the Board of Directors authorized the Company to purchase up to 2,000,000 shares, or approximately 5% of its common stock. This authorization resulted in the purchase of 1,019,200 shares during the course of 1998 and 1999, which are held as treasury stock. The 1998 program was suspended by the Board on October 17, 2000, at which time the Board of Directors authorized the purchase of up to 500,000 shares of the Company's stock. As of December 31, 2001, 11,300 shares have been purchased under the 2000 authorization which are held as treasury stock.

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

        On February 5, 2002, the Board of Directors declared a dividend of $.03 per common share, which was issued to shareholders of record as of February 20, 2002, and was paid on March 5, 2002.

9.  STOCK COMPENSATION PLANS
-------------------------------------------------------------------------------

At December 31, 2001, the Company had two stock-based compensation plans that are described below.

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

        "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant. Of the options granted in 1999, 197,250 were performance-based options that vest in various increments based upon the Company's achievement of four key 1999 measures. Thirty percent of these options vested in January 2000. No compensation cost was recorded in relation to the performance shares since the fair market value of the Company's stock was less than the option price of the related shares as of December 31, 1999.

Calgon Carbon Corporation 30

     A summary of the Plan activity for the years ended
December 31, 2001, 2000, and 1999 is presented below:

                                                       2001                           2000                         1999
                                            --------------------------   ---------------------------   ----------------------------
                                                            Weighted-                     Weighted-                       Weighted-
                                                              Average                       Average                         Average
                                               Shares  Exercise Price        Shares  Exercise Price         Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year            1,751,100          $ 7.36     1,219,250          $ 8.66        691,500          $ 11.11

Granted                                       879,700            7.69       881,500            6.14        657,250             6.43

Exercised                                     (54,425)           7.42        (3,075)           6.06             --               --

Canceled                                     (157,525)           7.85      (346,575)           8.85       (129,500)           10.42
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  2,418,850            7.45     1,751,100            7.36      1,219,250             8.66

Options exercisable at year-end             1,143,900                       712,700                        575,500

Weighted-average fair value of
  options granted during the year              $ 2.68                        $ 2.03                         $ 1.74
-----------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 31, 2001:

                                              Options Outstanding                              Options Exercisable
                             ------------------------------------------------------     --------------------------------
                                             Weighted-Average
                                  Number            Remaining      Weighted-Average          Number     Weighted-Average
Range of Exercise Prices     Outstanding     Contractual Life        Exercise Price     Exercisable       Exercise Price
------------------------------------------------------------------------------------------------------------------------

$5.19 to $17.88                2,418,850            7.5 Years                 $7.45       1,143,900                $7.77
------------------------------------------------------------------------------------------------------------------------

Non-Employee Directors' Stock Option Plan

     The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant. No options were granted under the amended Plan until 1999. There are previously issued options that are still outstanding.
     A summary of the Plan activity for the years ended December 31, 2001, 2000, and 1999 is presented below:

                                                       2001                           2000                         1999
                                            --------------------------   ---------------------------   ----------------------------
                                                            Weighted-                     Weighted-                       Weighted-
                                                              Average                       Average                         Average
                                               Shares  Exercise Price        Shares  Exercise Price         Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year              178,200          $ 7.28        94,200          $ 7.83         13,700          $ 15.50

Granted                                        78,000            8.39        84,000            6.66         80,500             6.53
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                    256,200            7.62       178,200            7.28         94,200             7.83

Options exercisable at year-end               256,200                       164,200                         94,200

Weighted-average fair value of
  options granted during the year              $ 3.02                        $ 2.21                         $ 2.17
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Calgon Carbon Corporation 31

     The following table summarizes information about stock options outstanding at December 31, 2001:

                                              Options Outstanding                              Options Exercisable
                             -----------------------------------------------------      --------------------------------
                                             Weighted-Average
                                  Number            Remaining      Weighted-Average          Number     Weighted-Average
Range of Exercise Prices     Outstanding     Contractual Life        Exercise Price     Exercisable       Exercise Price
------------------------------------------------------------------------------------------------------------------------

$6.38 to $15.50                  256,200            8.0 Years                 $7.62         256,200                $7.62
------------------------------------------------------------------------------------------------------------------------

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and net income (loss) per common share would have been as follows:

                                                                        Year Ended December 31
                                              ---------------------------------------------------------------------------
(Dollars in thousands except per share data)                        2001                    2000                     1999
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             As reported        $ 7,974                 $ 9,852               $ (13,729)

                                                Pro forma        $ 7,279                 $ 9,653               $ (14,196)
-------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share
  Basic                                       As reported        $   .21                 $   .25               $    (.35)

                                                Pro forma        $   .19                 $   .25               $    (.37)

  Diluted                                     As reported        $   .20                 $   .25               $    (.35)

                                                Pro forma        $   .19                 $   .25               $    (.37)
-------------------------------------------------------------------------------------------------------------------------

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                            2001                    2000                     1999
                                      ------------------------------------------------------------

Dividend yield                              2.37%                   3.51%                    4.94%

Risk-free interest rates              3.62%-4.90%             5.87%-6.79%              5.37%-6.00%

Expected volatility                           43%                 40%-48%                  39%-54%

Expected lives of options                5 years               2-5 years               2-10 years
--------------------------------------------------------------------------------------------------

Calgon Carbon Corporation 32

10. PENSIONS
-------------------------------------------------------------------------------

The Company sponsors defined benefit plans covering substantially all employees. For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31 of both years:

                                                                                                      December 31
                                                                                            ----------------------------
(Thousands)                                                                                      2001               2000
------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation

Benefit obligations at January 1                                                            $  46,789           $ 40,035

Service cost                                                                                    2,070              2,099

Interest cost                                                                                   3,464              3,481

Plan amendments                                                                                   148              1,965

Actuarial losses (gains)                                                                         (460)             1,036

Benefits paid                                                                                  (2,414)            (1,827)
------------------------------------------------------------------------------------------------------------------------
Benefit obligations at December 31                                                          $  49,597           $ 46,789
------------------------------------------------------------------------------------------------------------------------

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1                                                      $  45,522           $ 49,105

Actual return on plan assets                                                                   (2,926)            (1,782)

Employer contributions                                                                             35                 26

Benefits paid                                                                                  (2,414)            (1,827)
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                                    $  40,217           $ 45,522
------------------------------------------------------------------------------------------------------------------------

Funded status of plans at December 31                                                       $  (9,380)          $ (1,267)

Unrecognized net actuarial gains                                                               (1,594)            (8,469)

Unrecognized prior service cost                                                                 3,842              4,053
------------------------------------------------------------------------------------------------------------------------
Accrued pension cost at December 31                                                         $  (7,132)          $ (5,683)
------------------------------------------------------------------------------------------------------------------------

      For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2001, 2000, and 1999:

                                                                            Year Ended December 31
                                                              --------------------------------------------------
(Thousands)                                                        2001                   2000              1999
----------------------------------------------------------------------------------------------------------------
Service cost                                                    $ 2,070                $ 2,099           $ 2,521

Interest cost                                                     3,464                  3,481             3,183

Expected return on assets                                        (4,054)                (4,385)           (4,103)

Prior service cost                                                  359                    359               250

Net amortization                                                   (355)                  (698)             (145)
----------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                       $ 1,484                  $ 856           $ 1,706
----------------------------------------------------------------------------------------------------------------

                                                    Calgon Carbon Corporation 33

     For U.S. plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                            2001        2000
-------------------------------------------------------------------------------

Weighted average actuarial assumptions at December 31:

Discount rate                                                7.25%       7.50%

Expected annual return on plan assets                        9.00%       9.00%

Rate of increase in compensation levels                 2.00-4.00%  2.00-4.00%
===============================================================================

     For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31 of both years:

                                                       December 31
                                                  -------------------
(Thousands)                                          2001       2000
---------------------------------------------------------------------

Reconciliation of benefit obligation

Benefit obligations at January 1                  $14,874    $16,627

Service cost                                          411        937

Interest cost                                         906        920

Employee contributions                                118        189

Actuarial gains                                    (1,067)    (1,457)

Benefits paid                                      (1,110)    (1,179)

Foreign currency exchange rate changes               (486)    (1,163)
---------------------------------------------------------------------
Benefit obligations at December 31                $13,646    $14,874
=====================================================================

Reconciliation of fair value of plan assets

Fair value of plan assets at January 1            $ 7,292    $ 8,162

Actual return on plan assets                         (191)      (261)

Employer contributions                              1,306        996

Employee contributions                                118        189

Benefits paid                                      (1,110)    (1,179)

Foreign currency exchange rate changes               (250)      (615)
---------------------------------------------------------------------
Fair value of plan assets at December 31          $ 7,165    $ 7,292
---------------------------------------------------------------------

Funded status of plans at December 31             $(6,481)   $(7,582)

Unrecognized net actuarial losses (gains)            (143)        13

Unrecognized net transition obligation                320        374
---------------------------------------------------------------------
Accrued pension cost at December 31               $(6,304)   $(7,195)
=====================================================================

Calgon Carbon Corporation 34

     For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2001, 2000, and 1999:

                                        Year Ended December 31
                                 ------------------------------------
(Thousands)                        2001         2000            1999
---------------------------------------------------------------------

Service cost                     $  411      $   937         $   907

Interest cost                       906          920             921

Expected return on assets          (542)        (538)           (430)

Net amortization                     33           61             105
---------------------------------------------------------------------
Net periodic pension cost        $  808      $ 1,380         $ 1,503
=====================================================================

     For European plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                         2001      2000
------------------------------------------------------------------------

Weighted average actuarial assumptions at December 31:

Discount rate                                           5.87%      6.36%

Expected annual return on plan assets                   7.25%      7.35%

Rate of increase in compensation levels                 3.46%      3.72%
========================================================================

     The accumulated benefit obligation and fair value of plan assets for European pension plans with accumulated benefit obligations in excess of plan assets were $ 8,946,000 and $3,590,000, respectively, as of December 31, 2001 and $9,464,000 and $3,368,000, respectively, as of December 31, 2000.

11. PROVISION FOR INCOME TAXES
-------------------------------------------------------------------------------

     The components of the provision (benefit) for income taxes were as follows:

                                                   Year Ended December 31
                                            -----------------------------------
(Thousands)                                     2001         2000         1999
-------------------------------------------------------------------------------

Current
 Federal                                     $    57      $(1,460)    $ (1,203)
 State and local                                  --       (1,079)        (369)
 Foreign                                       1,326        1,439          820
-------------------------------------------------------------------------------
                                               1,383       (1,100)        (752)
-------------------------------------------------------------------------------
Deferred
 Federal                                       2,601        7,175       (3,840)
 State and local                                 232        1,540         (941)
 Foreign                                       (622)       (3,119)      (3,806)
-------------------------------------------------------------------------------
                                               2,211        5,596       (8,587)
-------------------------------------------------------------------------------
Provision (benefit) for income taxes         $ 3,594      $ 4,496     $ (9,339)
===============================================================================

Calgon Carbon Corporation 35

     Income (loss) before income taxes for 2001, 2000, and 1999 includes $1,980,000, ($5,045,000), and ($7,503,000) generated by operations outside the
United States.

     The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                                                    Year Ended December 31
                                                                              ----------------------------------
                                                                                2001         2000         1999
----------------------------------------------------------------------------------------------------------------

U.S. federal statutory rate                                                     35.0%        35.0%       (35.0)%
State income taxes, net of federal income tax benefit                            5.5          2.0         (3.7)
Higher tax (benefit) rate on foreign income (loss)                               1.3          6.4         (1.6)
Reversal of U.S. deferred tax liability on undistributed foreign income           --         (5.9)          --
Benefit of foreign sales corporation on U.S. federal statutory rate             (6.6)       (14.3)          --
Benefit of research and development tax credits on
 U.S. federal statutory rate                                                    (5.6)          --           --
Revision of prior year's accruals                                                 --          5.4           --
Other-net                                                                        1.3          2.0         (0.4)
----------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                       30.9%        30.6%       (40.7)%
================================================================================================================

     During 2001, the Company completed an analysis of its U.S. research and development expenditures for the years 1998 through 2000. This analysis resulted in a U.S. tax credit related to the years 1998 through 2000 that will be available to offset future U.S. federal income tax of approximately $531,000.
     During the fourth quarter of 2000, the Company ceased providing for the income tax effect of the undistributed earnings of its European and Canadian subsidiaries and reversed the previously recorded income tax effect of these undistributed earnings, as management believes these earnings will be reinvested in those European and Canadian subsidiaries for an indefinite period of time. The effect of this change in estimate was an $862,000 reduction of tax expense.
     During 2000, the Company performed a redetermination of the foreign sales corporation benefit for the years 1996 through 1999, which resulted in a refund of approximately $728,000 of taxes paid for 1996 through 1998, and a reduction in the 1999 tax accrual of $672,000. The effect of this refund and tax accrual reduction is reflected as a reduction to current tax expense.
     The Company has domestic operating loss carryforwards of approximately $38.2 million as of December 31, 2001. These operating losses expire as follows:

Year (Thousands)   Amount
-------------------------
2004              $   158
2005                  273
2006                  190
2007                  176
2009                1,928
2010                1,890
2014                  769
2015                  401
2018                1,195
2019               15,456
2020               15,761
=========================

Calgon Carbon Corporation 36

     The Company also has the following foreign operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2001:

Type (Thousands)                        Amount          Expiration Date
------------------------------------------------------------------------

Tax credits--domestic                 $  3,215                2002-2020

Operating loss carryforwards--foreign $ 31,110                     None
========================================================================

     The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993 and are closed to assessments. The statute of limitations has lapsed with respect to the Company's federal income tax returns for 1997 and prior years, and, as a result, these returns are closed to assessments of additional tax. Management believes that adequate provisions for taxes have been made through December 31, 2001.
     The components of deferred taxes comprise the following:

(Thousands)                                                December 31
                                                  --------------------------
                                                       2001            2000
----------------------------------------------------------------------------

Deferred tax assets

 Foreign tax loss and credit carryforwards         $ 11,898        $ 11,852

 U.S. net operating loss and credit carryforwards     9,352          12,933

 Accruals                                             4,467           4,412

 Inventories                                            875             751

 Pensions                                             5,043           2,546

 Other                                                   66             235

 Valuation reserve                                   (2,564)         (2,341)
----------------------------------------------------------------------------
Total deferred tax assets                          $ 29,137        $ 30,388
============================================================================

Deferred tax liabilities

 Property, plant and equipment                     $ 32,800        $ 34,602

 U.S. liability on Belgian net deferred tax assets    7,893           6,812

 U.S. liability on German net deferred tax assets     3,764           3,861

 U.S. liability on deferred foreign income              491             169

 Cumulative translation adjustment                    1,079           1,140

 Intangibles                                          5,858           4,106
----------------------------------------------------------------------------
Total deferred tax liabilities                     $ 51,885        $ 50,690
----------------------------------------------------------------------------
Net deferred tax liability                         $ 22,748        $ 20,302
============================================================================

     The Company's ability to utilize the U.S. foreign tax credit carryforwards it has generated for the years 1998 through 2001 more than likely will be limited due to restrictions within the Internal Revenue Code. These credits total approximately $2.5 million and $2.3 million as of December 31, 2001 and 2000, respectively. The Company has recorded a valuation reserve for those carryforward amounts that are expected to expire prior to being utilized as a result of these restrictions.

                                                    Calgon Carbon Corporation 37

12. OTHER INFORMATION
-----------------------------------------------------------------------

Repair and maintenance expenses were $10,204,000, $11,153,000, and $19,068,000 for the years ended December 31, 2001, 2000, and 1999, respectively.
     Other expense--net includes net foreign currency transaction gains of $111,000, $683,000, and $66,000 for the years ended December 31, 2001, 2000, and 1999, tax (expense) benefit other than on income of $774,000, ($934,000), and ($1,068,000) for the years ended December 31, 2001, 2000, and 1999, and an unrealized derivative loss of ($336,000) for the year ended December 31, 2001.
     Deferred tax (benefit) or expense included in the translation adjustments for 2001, 2000, and 1999 were ($61,000), ($2,684,000), and ($2,299,000), respectively. Deferred tax benefit included in the translation adjustments for 2000 include $1,517,000 related to the reversal of the deferred tax effect on undistributed earnings of the Company's European and Canadian subsidiaries, as management ceased providing for the income tax effect on these undistributed earnings in 2000, as management does not believe these earnings will be remitted to the parent company in the foreseeable future.

13. SUPPLEMENTAL CASH FLOW INFORMATION
-----------------------------------------------------------------------

(Thousands)                             2001          2000        1999
-----------------------------------------------------------------------

Cash paid during the year for

 Interest                          $   3,420     $   4,981   $   5,142

 Income taxes (refunded) paid--net $     770     $  (1,561)  $    (748)
-----------------------------------------------------------------------

Bank debt
 Borrowings on short--term debt    $     807     $   9,120   $      --

 Borrowings on long--term debt        23,103         7,771       9,443

 Repayments                          (25,951)      (29,103)    (22,686)
-----------------------------------------------------------------------
Net (repayments of) borrowings     $  (2,041)    $ (12,212)  $ (13,243)
=======================================================================

14. DERIVATIVE INSTRUMENTS
-----------------------------------------------------------------------

During 2001, the Company entered into an interest rate swap agreement to fix the interest rate being paid on $10.0 million notional of borrowings under the United States Credit Facility (see Note 6). As discussed in Note 6, interest payments under the United States Credit Facility are based on a floating Euro-rate plus a spread. The effect of the interest rate swap agreement is to fix the interest payments for $10.0 million of borrowings under the United States Credit Facility at 5.48%. This agreement expires in January 2003. In accordance with SFAS No. 133, as amended, the Company recorded a liability at December 31, 2001 for the fair value of this agreement of approximately $0.3 million. This amount is reflected in other expense--net on the statement of income, as the Company did not receive hedge accounting treatment under SFAS No. 133.
     The Company has three foreign currency forward exchange contracts. These contracts are recognized on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on forward market exchange rates. The Company's corporate and foreign subsidiaries use forward exchange contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables, and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations. The Company did not receive hedge accounting treatment under SFAS No. 133 for these foreign currency forward exchange contracts. The fair value of these contracts at December 31, 2001 was not material.

Calgon Carbon Corporation 38

15. LITIGATION
-------------------------------------------------------------------------------

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

     The Company is also currently a party in two cases involving alleged infringement of its U.S. patent No. 6,129,893 ("893 patent") for the method of preventing cryptosporidium infection in drinking water. In the first case, Wedeco Ideal Horizons, Inc. (Wedeco) has filed suit against the Company seeking a declaratory judgment that it does not infringe the Company's "893 patent". This matter is currently pending in the United States District Court for the District of New Jersey. In the second case, the Company has pending litigation against the Town of Ontario, NY and Robert Wykle, et al. in the United States District Court for the Western District of New York alleging that the defendant is practicing the method claimed within the "893 patent" without a license. Neither the Company nor its counsel can predict with any certainty the outcome of the two matters.

     The Company is involved in various legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Management believes, after consulting with counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated results, liquidity or financial position of the Company.

16. BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE
-------------------------------------------------------------------------------

Computation of basic and diluted net income (loss) per common share is performed as follows:

                                                    For the Year Ended 2001           For the Year Ended 2000
                                                    -------------------------         --------------------------
                                                       Income           Shares              Income        Shares
(Dollars in thousands, except per share amounts)   (Numerator)   (Denominator)       (Numerator)   (Denominator)
-----------------------------------------------    --------------------------        ---------------------------

Basic Net Income (Loss) Per Common Share

Income (loss) available to common stockholders      $  7,974        38,811,339       $  9,852         38,807,358

Effect of Dilutive Securities
Options                                                                345,537                            62,662
----------------------------------------------------------------------------------------------------------------

Diluted Net Income (Loss) Per Common Share

Income (loss) available to common
  stockholders plus assumed conversion              $  7,974        39,156,876       $  9,852         38,870,020
----------------------------------------------------------------------------------------------------------------

Basic Net Income (Loss) Per Common Share            $    .21                         $    .25

Diluted Net Income (Loss) Per Common Share          $    .20                         $    .25
----------------------------------------------------------------------------------------------------------------

                                                  For the Year Ended 1999
                                                  --------------------------
                                                      (Loss)         Shares
(Dollars in thousands, except per share amounts) (Numerator)   (Denominator)
----------------------------------------------------------------------------

Basic Net Income (Loss) Per Common Share

Income (loss) available to common stockholders  $   (13,729)     38,778,974

Effect of Dilutive Securities
Options                                                                  --
----------------------------------------------------------------------------

Diluted Net Income (Loss) Per Common Share

Income (loss) available to common
  stockholders plus assumed conversion          $   (13,729)     38,778,974
----------------------------------------------------------------------------

Basic Net Income (Loss) Per Common Share        $      (.35)

Diluted Net Income (Loss) Per Common Share      $      (.35)
----------------------------------------------------------------------------

Calgon Carbon Corporation 39

     As of December 31, 2001, there were 2,675,050 options outstanding with an exercise price range of between $5.19 and $17.88 per share. For the year ended December 31, 2000, there were 1,929,300 options outstanding with exercise prices ranging from $5.00 to $17.88 per share.

The 1999 diluted earnings per share calculation excluded the effect of 10,862 dilutive securities with an exercise price range of between $6.06 and $6.53 per share depending on the average stock prices during the period, because the effect was antidilutive.

17. SEGMENT INFORMATION
-------------------------------------------------------------------------------

     Prior to January 1, 2000, the Company had two reportable segments:
Activated Carbon and Engineered Systems. Each of these segments produced, designed and marketed products and services specifically developed for the purification, separation and concentration of liquids and gases, and both sold to the same markets.

     The Company, as a result of a new strategy, effective January 1, 2000, to transform the Company from a product supplier to a service and solutions provider, has changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. As a result, the Company has four reportable segments: Activated Carbon, Service, Engineered Solutions and Consumer. These reportable segments are composed of strategic business units that offer different products and services. The Company evaluates segment performance based primarily on economic profit (as defined by the Company) and operating income.

     The Activated Carbon segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water and air. The Service segment consists of reactivation of spent carbon and the leasing, monitoring and maintenance of mobile carbon adsorption equipment. The Engineered Solutions segment provides solutions to customers' air and water process problems through the design, fabrication and operation of systems that utilize a combination of the Company's enabling technologies: carbon adsorption, ultraviolet light and advanced ion exchange separation. The Consumer segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. It also includes the manufacture of carbon cloth and lump charcoal and briquettes. The Company has restated the segment information for the year ended December 31, 1999 to conform to the 2001 and 2000 presentation.

                                               Year Ended December 31
---------------------------------------------------------------------------
(Thousands)                               2001          2000          1999
---------------------------------------------------------------------------

Net sales

  Activated Carbon                  $  109,317    $  124,695    $  144,478

  Service                               92,336        90,978        94,269

  Engineered Solutions                  48,227        32,724        37,704

  Consumer                              20,713        20,586        19,701
---------------------------------------------------------------------------
Consolidated net sales              $  270,593    $  268,983    $  296,152
---------------------------------------------------------------------------

Calgon Carbon Corporation 40

                                                                            Year Ended December 31
--------------------------------------------------------------------------------------------------------
(Thousands)                                                                2001        2000        1999
--------------------------------------------------------------------------------------------------------

Income (loss) from operations before
amortization and restructuring charges

Activated Carbon                                                      $   5,317   $  12,016   $   9,574

Service                                                                  13,651      12,906      12,730

Engineered Solutions                                                      1,992      (1,743)     (2,875)

Consumer                                                                 (3,021)     (3,292)     (2,937)
--------------------------------------------------------------------------------------------------------
                                                                      $  17,939   $  19,887   $  16,492
Reconciling items

 Restructuring charges                                                     (324)      2,284     (29,838)

 Amortization of intangibles and organization costs                      (2,278)     (2,284)     (2,303)

 Interest income                                                            194         150          98

 Interest expense                                                        (3,346)     (4,970)     (4,893)

 Other expense--net                                                        (564)       (375)     (2,523)
--------------------------------------------------------------------------------------------------------
Consolidated income (loss) before income taxes and minority interest  $  11,621   $  14,692   $ (22,967)
--------------------------------------------------------------------------------------------------------

                                                                            Year Ended December 31
--------------------------------------------------------------------------------------------------------
(Thousands)                                                                2001        2000        1999
--------------------------------------------------------------------------------------------------------
Depreciation

Activated Carbon                                                      $   8,886   $   9,753   $  11,843

Service                                                                   7,173       6,837       6,110

Engineered Solutions                                                      1,009         681       1,619

Consumer                                                                    990       1,042       1,007
--------------------------------------------------------------------------------------------------------
                                                                      $  18,058   $  18,313   $  20,579
Amortization of intangibles and organization costs                        2,278       2,284       2,303
--------------------------------------------------------------------------------------------------------
Consolidated depreciation and amortization                            $  20,336   $  20,597   $  22,882
--------------------------------------------------------------------------------------------------------

                                                                                 December 31
--------------------------------------------------------------------------------------------------------
(Thousands)                                                                2001        2000        1999
--------------------------------------------------------------------------------------------------------
Total assets

Activated Carbon                                                      $ 134,161   $ 150,527   $ 162,736

Service                                                                  90,953      88,581      89,064

Engineered Solutions                                                     90,706      84,857      90,037

Consumer                                                                 15,894      16,159      19,668
--------------------------------------------------------------------------------------------------------
Consolidated total assets                                             $ 331,714   $ 340,124   $ 361,505
--------------------------------------------------------------------------------------------------------

Calgon Carbon Corporation 41

                                                                             Year Ended December 31
-------------------------------------------------------------------------------------------------------
(Thousands)                                                             2001         2000         1999
-------------------------------------------------------------------------------------------------------

Property, plant and equipment expenditures

Activated Carbon                                                    $   5,771    $   1,149    $   5,212

Service                                                                 5,511        7,413        2,548

Engineered Solutions                                                      691          351          442

Consumer                                                                  590          538          380
-------------------------------------------------------------------------------------------------------
Consolidated property, plant and equipment expenditures             $  12,563    $   9,451    $   8,582
-------------------------------------------------------------------------------------------------------

GEOGRAPHIC INFORMATION

Net sales are attributable to countries based on location
of customer.
                                                                             Year Ended December 31
-------------------------------------------------------------------------------------------------------
(Thousands)                                                             2001         2000         1999
-------------------------------------------------------------------------------------------------------

Net sales

United States                                                       $ 164,995    $149,297     $ 163,098

Germany                                                                22,151      25,236        29,115

United Kingdom                                                         15,178      16,007        18,506

Japan                                                                  12,341      14,425        13,498

Other                                                                  55,928      64,018        71,935
-------------------------------------------------------------------------------------------------------
Consolidated net sales                                              $ 270,593    $268,983     $ 296,152
-------------------------------------------------------------------------------------------------------

                                                                                 December 31
-------------------------------------------------------------------------------------------------------
(Thousands)                                                              2001         2000         1999
-------------------------------------------------------------------------------------------------------

Long-lived assets

United States                                                       $ 182,153    $188,837     $ 197,139

Belgium                                                                15,170      15,678        14,487

Germany                                                                 5,603       5,837         8,360

Canada                                                                  5,440       5,963         6,818

Japan                                                                   4,651       5,444         7,208

United Kingdom                                                          4,825       4,655         5,314

France                                                                     64          84           111
-------------------------------------------------------------------------------------------------------
                                                                    $ 217,906    $226,498     $ 239,437

Deferred taxes                                                          9,273       9,057         6,223
-------------------------------------------------------------------------------------------------------
Consolidated long-lived assets                                      $ 227,179    $235,555     $ 245,660
-------------------------------------------------------------------------------------------------------

Calgon Carbon Corporation 42

S I X - Y E A R  S U M M A R Y  S E L E C T E D  F I N A N C I A L  A N D  S T A T I S T I C A L  D A T A

                                                                        Year Ended December 31
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)      2001        2000         1999          1998         1997          1996
----------------------------------------------------------------------------------------------------------------------------

Income Statement Data:

Net sales                                      $270,593    $268,983     $296,152      $301,040     $327,500      $290,196

Income (loss) from operations                  $ 15,337    $ 19,887     $(15,649)     $ 19,440     $ 38,212      $ 32,834

Interest expense                               $  3,346    $  4,970     $  4,893      $  4,771     $  4,057      $    752

Net income (loss) (a)(b)(c)                    $  7,974    $  9,852     $(13,729)     $  8,269     $ 21,484      $ 21,061

Percent of pre-tax income (loss) to sales           4.3%        5.5%        (7.8)%         4.3%        10.1%         11.3%

Net income (loss) per common share--

  basic (a)(b)(c)                              $    .21    $    .25     $   (.35)     $    .21     $    .54      $    .52

Net income (loss) per common share--

  diluted (a)(b)(c)                            $    .20    $    .25     $   (.35)     $    .21     $    .54      $    .52

Dividends declared per common share            $    .20    $    .15     $    .29      $    .32     $    .32      $    .32
----------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data (at year end):

Working capital                                $ 56,793    $ 40,706     $ 51,124      $ 58,022     $ 57,252      $ 64,925

Total assets                                   $331,714    $340,124     $361,505      $406,994     $419,040      $392,983

Long-term debt                                 $ 54,360    $ 48,077     $ 76,120      $ 71,101     $ 72,297      $ 65,837

Treasury stock, at cost                        $ 27,130    $ 27,131     $ 27,115      $ 26,986     $ 20,066      $ 20,066
----------------------------------------------------------------------------------------------------------------------------

Other Selected Data (at year end):

Return (loss) on average shareholders' equity         4%          5%          (7)%           4%          10%           10%

Ratio of total debt to total capitalization          26%         27%          31%           31%          27%           25%

Current ratio                                       219%        164%         179%          181%         170%          198%

Effective tax rate                                 30.9%       30.6%       (40.7)%        36.1%        35.3%         36.0%

Treasury stock, in thousands                      2,787       2,788        2,781         2,762        1,761         1,761

Shares outstanding, in thousands                 38,856      38,802       38,802        38,742       39,743        39,675

Book value per outstanding common share        $   4.73    $   4.77     $   4.67      $   5.42     $   5.52      $   5.40

Market value of common stock                   $   8.35    $   5.69     $   5.88      $   7.50     $  10.75      $  12.25

Price earnings ratio of stock prices               41.8        22.8            -          35.7         19.9          23.6

Capital expenditures                           $ 12,563    $  9,451     $  8,582      $ 19,375     $ 34,481      $ 14,375

Number of registered shareholders                 1,841       1,871        1,861           803          866           984

Number of employees                                 960         995        1,185         1,195        1,341         1,297
----------------------------------------------------------------------------------------------------------------------------

(a) After an after-tax charge in 1997 of $.95 million or $.03 per share resulting from a restructuring of operations. (b) After an after-tax charge in 1998 of $4.70 million or $.12 per share resulting from a restructuring of operations. (c) After an after-tax charge in 1999 of $18.02 million or $.46 per share resulting from a restructuring of operations.

                                                    Calgon Carbon Corporation 43

Q U A R T E R L Y  F I N A N C I A L  D A T A -- U N A U D I T E D

The Company recorded certain adjustments during the fourth quarter of 2000 related to the Company's restructuring reserves and income taxes as disclosed in Notes 2 and 11, respectively, to the Consolidated Financial Statements.

                                                     2001                                            2000
-------------------------------------------------------------------------------------------------------------------------------

                                        1st         2nd         3rd         4th         1st         2nd         3rd         4th
(Thousands except per share data)   Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
-------------------------------------------------------------------------------------------------------------------------------

Net sales                          $ 66,918    $ 74,899    $ 64,743    $ 64,033    $ 65,878    $ 72,196    $ 64,275    $ 66,634

Gross profit                       $ 23,542    $ 25,094    $ 20,314    $ 18,138    $ 24,453    $ 27,088    $ 23,012    $ 20,620

Net income                         $  2,334    $  3,864    $  1,546    $    230    $  1,855    $  3,859    $  1,565    $  2,573
-------------------------------------------------------------------------------------------------------------------------------

Common Stock Data:

Net income per common share
  (basic and diluted)              $    .06    $    .10    $    .04    $    .01    $    .05    $    .10    $    .04    $    .07
-------------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding    38,802      38,802      38,811      38,831      38,802      38,805      38,812      38,810
-------------------------------------------------------------------------------------------------------------------------------

C O M M O N  S H A R E S  A N D  M A R K E T  I N F O R M A T I O N

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,841 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

                                      2001                         2000
                              -------------------------    --------------------------
Fiscal Quarter                High     Low     Dividend    High     Low      Dividend
-------------------------------------------------------------------------------------

First                         7.50    5.63        $.050      8.88    6.00         --

Second                        8.85    7.01        $.050      8.06    5.75       $.050

Third                         8.85    6.91        $.050      9.44    6.25       $.050

Fourth                        9.50    7.25        $.050      7.38    4.75       $.050
-------------------------------------------------------------------------------------

Calgon Carbon Corporation 44

Glossary

Carbon Platform. Profit Center that includes production and sale of a variety of granular and powdered activated carbons. Activated carbon is produced at three manufacturing facilities in the United States. In 2001, $109 million of activated carbon sales accounted for 40 percent of total CCC revenue.

Carbon Cloth. Unique form of activated carbon manufactured in the U.K., traditionally used in medical and industrial safety applications such as protective suits and veterinary wound dressings.

Center of Excellence. Brings together at one location all key functions necessary to provide faster, higher-quality customer service.

Consumer Platform. Profit Center that includes three distinct businesses: carbon cloth; lump charcoal and briquettes; and new consumer products based on the company's technologies already proven in large-scale industrial applications. In 2001, Consumer sales of $21 million accounted for 8 percent of total CCC revenue

Economic Profit. A financial measurement defined as net operating profit after taxes (NOPAT), as compared to the cost of capital employed.

Engineered Solutions Platform. Profit Center that designs, builds, and operates solutions that utilize a combination of technologies: carbon adsorption, ultraviolet light, and advanced ion exchange separation. In 2001, Engineered Solutions sales of $48 million accounted for 18 percent of CCC revenue.

Granular Activated Carbon (GAC).
A porous material principally made from coal, wood, and coconut. Calgon Carbon's GAC is made from bituminous coal. Each carbon granule contains microscopic pores that attract and retain organic molecules in liquids and gases through a process called adsorption.

Platform. An economic profit center. Calgon Carbon's business is divided into four platforms: Carbon, Service, Engineered Solutions, and Consumer.

Product Market. Specific application of a product, service, or solution in a specific end use.

Service Platform. Profit Center that provides reactivation and other carbon-related services. Includes six carbon reactivation facilities in Europe, Japan, and the U.S., and the leasing, monitoring, and maintenance of mobile carbon adsorption equipment. In 2001, Service sales of $92 million accounted for 34 percent of total CCC revenue.

Rapid Change Technologies (RCT).
A leading firm in the science and methodologies to accelerate positive change.

Transformation Model. Proven model for change designed to produce optimum financial results by providing a blueprint to integrate and modularize plans for rapid implementation.

                                                    Calgon Carbon Corporation 45

Board of Directors

[Photo of James A. Cederna]

James A. Cederna
(3) has been President and Chief Executive Officer of CCC since April 1999. In May 2001, Jim was elected Chairman of the Board. From September 1996 until April 1999, he was President of Arizona Chemical Co., a manufacturer of specialty chemicals and a company of International Paper. From July 1995 until September 1996, Jim was President of Columbian Chemical Co., a manufacturer of carbon black. Prior to that, he worked 22 years for Dow Chemical Co.

[Photo of Nick H. Prater]

Nick H. Prater
(2) has been a Director of CCC since August 1990. Until June 1990, when he retired, he was President and Chief Executive Officer of Mobay Corporation (now Bayer Corporation), a chemical producer. He is also a Director of Koppers Industries, Inc.

[Photo of John P. Surma]

John P. Surma
(2) has been a Director of CCC since July 2000. Since January 2002, John has been Vice Chairman and Chief Financial Officer of the United States Steel Corporation (U.S. Steel), a major steel producer. From September to December 2001, he was Assistant to the Chairman of USX Corporation, the parent company of U.S. Steel and Marathon Oil Corporation. Before joining USX, John was President of Marathon Ashland Petroleum LLC. Prior to that, he was a Partner of PriceWaterhouseCoopers LLC. He is also a Director of U.S. Steel.

[Photo of Thomas A. McConomy]

Thomas A. McConomy
(3) (4) has been a Director of CCC since its formation in 1985. He also served as Chairman of the Board, President and Chief Executive Officer of CCC. Tom is also a Director of Equitable Resources, Inc.

[Photo Julie S. Roberts]

Julie S. Roberts
(1) has been a Director of CCC since July 2000. Since September 2000, she has been Chief Financial Officer of ExecuStay by Marriott, a division of Marriott International Corporation, a leading hospitality company. From September 1998 until September 2000, Julie was Vice President Financial Planning and Analysis of Marriott. Prior to that, she was a Vice President with USAirways Inc.

[Photo of Harry H. Weil]

Harry H. Weil
(1) (3) has been a Director of CCC since its formation in 1985. He is a retired Partner of the law firm ReedSmith LLP.

[Photo of Robert W. Cruickshank]

Robert W. Cruickshank
(2) (4) has been a Director of CCC since November 1985. He is President of R.W. Cruickshank & Co. and is also a Director of Friedmans, Inc. and Hurco, Inc.

[Photo of Seth E. Schofield]

Seth E. Schofield
(1) (2) has been a Director of CCC since December 1995. From February 1996 until July 2000, he was Chairman of Base International, a provider of corporate protection and security. From June 1992 until January 1996, when he retired, Seth was Chairman and Chief Executive Officer of USAir Group. He is a Director of the United States Steel Corporation, Marathon Oil Corporation, and Candlewood Hotels.

[Photo of Robert L. Yohe]

Robert L. Yohe
(4) has been a Director of CCC since December 1995. Until March 1994, when he retired, Bob was Vice Chairman of Olin Corporation, a producer of chemicals, copper alloys, and ammunition. He is also a Director of Airgas, Inc., Marsulex, Inc., and The Middleby Corporation.

(1) Audit Committee

(2) Compensation Committee

(3) Executive Committee

(4) Corporate Governance Committee

Calgon Carbon Corporation 46

Corporate Officers

James A. Cederna
Chairman, President and Chief Executive Officer

William E. Cann
Senior Vice President, Chief Financial Officer

Joseph A. Fischette
Senior Vice President, General Counsel and Secretary

Robert P. O'Brien
Senior Vice President

John S. Stanik
Senior Vice President

Executive Leadership

Leroy M. Ball
Controller

Robert W. Courson
Executive Director, Invest in People

James G. Fishburne
Vice President, Global Sales

Gail A. Gerono
Director, Investor Relations and Corporate Communications

C.H.S. (Kees) Majoor
Vice President, Global Marketing

Corporate Office

Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205
(412) 787-6700

Mailing Address: P.O. Box 717
Pittsburgh, PA 15230-0717

E-mail: ccc-info@calgoncarbon.com

Web site: www.calgoncarbon.com

Stock Market

Calgon Carbon Corporation's Common Stock is publicly traded on the New York Stock Exchange under the symbol CCC.

Annual Meeting

The Calgon Carbon

Corporation Annual Meeting of Stockholders will be held on Tuesday, April 23, 2002 at 1:00 p.m. EDST, in the Corporate Offices of Calgon Carbon Corporation, 400 Calgon Carbon Drive, Pittsburgh, PA 15205.

Form 10-K

The Calgon Carbon Corporation Form 10-K for 2001 is available by written, telephone, or e-mail request to Gail A. Gerono, Investor Relations, Calgon Carbon Corporation, (412) 787-6795. gerono@calgoncarbon.com

Transfer Agent and Registrar

EquiServe Trust
Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
(201) 324-0313

Website: www.equiserve.com

Hearing Impaired #: TDD: (201)222-4955

Investor Relations

Gail A. Gerono
Investor Relations
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717
(412) 787-6795
gerono@calgoncarbon.com

Independent Accountants

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

North American Sales Offices

Monterey, Calif., U.S.
Vero Beach, Fla., U.S.
Flemington, N.J., U.S.
Pittsburgh, Pa., U.S.
Houston, Texas, U.S.

European Sales Offices

Chemviron Carbon
Feluy, Belgium
Paris, France
Frankfurt, Germany
Chemviron Carbon GmbH
Frankfurt, Germany

Asian Sales Offices

Singapore
Tokyo, Japan

Plant Locations

Feluy, Belgium
Grays, England
Houghton Le Spring, England
Bodenfelde, Germany
Fukui, Fukui Prefecture, Japan
Blue Lake, Calif., U.S.
Catlettsburg , Ky., U.S. Pearlington , Miss., U.S.
Neville Island, Pa., U.S.
   (three plants)

Printed in the United States

Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717