Form 10-K, Exhibit 13
period 2002-12-31
CALGON CARBON CORPORATION
filed 2003-03-31
CIK 812701

                                                                      Exhibit 13


                 Calgon Carbon Corporation | 2002 Annual Report

[GRAPHIC APPEARS HERE]

            "Among our priorities is the successful

            commercialization of new technologies for water and

            air purification, and for improved process efficiencies."

FINANCIAL HIGHLIGHTS

(Dollars in millions except per share data)                 2002            2001             2000
-------------------------------------------------------------------------------------------------
Net Sales                                            $    258.09     $    270.59     $     268.98
-------------------------------------------------------------------------------------------------
Income Before Restructuring Charges
 and Cumulative Effect of Change in
 Accounting Principle                                $      4.31     $      8.20     $       8.27
-------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in
 Accounting Principle                                $      4.22     $      7.97     $       9.85
-------------------------------------------------------------------------------------------------
Net Income (Loss)                                    $    (26.70)    $      7.97     $       9.68
-------------------------------------------------------------------------------------------------
Income per Common Share Before Restructuring
 Charges and Cumulative Effect of Change in
 Accounting Principle Basic and Diluted              $       .11     $       .21     $        .21
-------------------------------------------------------------------------------------------------
Income per Common Share Before Cumulative
 Effect of Change in Accounting Principle
   Basic                                             $       .11     $       .21     $        .25
   Diluted                                           $       .11     $       .20     $        .25
-------------------------------------------------------------------------------------------------
Income (Loss) per Common Share
   Basic                                             $      (.69)    $       .21     $        .25
   Diluted                                           $      (.68)    $       .20     $        .25
-------------------------------------------------------------------------------------------------

TABLE OF CONTENTS

1                                       16
Letter to Shareholders                  Consolidated Statements
                                        of Cash Flows
2
Technology in Review                    17
                                        Consolidated Statements
                                        of Shareholder's Equity
5
Management's Discussion
and Analysis                            18
                                        Notes to the Consolidated
                                        Financial Statements
12
Report of Management
13                                      39
Report of Deloitte & Touche LLP         Six-Year Summary
Independent Accountants                 Selected Financial
                                        and Statistical Data
14
Consolidated Statements                 40
of Income and                           Quarterly Financial Data--Unaudited
Comprehensive Income
                                        40
15                                      Common Shares and
Consolidated Balance Sheets             Market Information

LETTER TO SHAREHOLDERS

Calgon Carbon's results for 2002 were disappointing. Sales and earnings did not meet our expectations, with both declining from the previous year. The sales decline was a result of the slow economy and competitive pressure in the activated carbon market. Several additional factors had an adverse impact on income:

     . A $30.9 million write-down of goodwill, net of tax, associated with a 1996 acquisition

     . Cost overruns on our first perchlorate removal project to incorporate an on-site destruction module

     . Higher pension costs due to the decrease in long-term treasury rates and the decline in the stock market

     . Higher legal costs associated with the successful defense of our patent for the disinfection of drinking water using ultraviolet light, and costs related to litigation involving a 1996 acquisition

On the positive side, we made significant progress in positioning Calgon Carbon for sales and earnings growth in the future:

     . To strengthen our Carbon and Service businesses in Japan, we formed a joint venture with Mitsubishi Chemical Co., the largest producer of activated carbon in that country.

     . Construction and startup of our Chinese production facility and distribution center were completed, and we began shipments for a large, new drinking water treatment facility in Korea.

     . We broadened the scope of our patent for disinfection of drinking water to include processes using low-pressure ultraviolet light, and received our first license fees for use of that technology.

     . Modest Service growth continued for the third consecutive year, with revenues reaching near parity with our Carbon sales.

In addition to building a foundation for growth, we achieved $1 million in savings from the implementation of our six-sigma process excellence program. Cash flow was strong, allowing debt to be reduced to the lowest level in six years.

There were several significant management changes at Calgon Carbon in 2002. Among them was the promotion of Leroy Ball from corporate controller to chief financial officer.

Also, Joe Fischette, our company's general counsel and secretary, retired after nearly 30 years of dedicated, excellent service. Mike Mocniak succeeded Joe in early 2003. He brings to Calgon Carbon 25 years of legal experience in corporate and private practice.

Also in 2003, Jim Cederna resigned his position as chairman, president, chief executive officer, and member of the Board of Directors of Calgon Carbon. We thank Jim for his four years of service, and wish him and his wife, Carol, well.

[PHOTO OF T.A.McCONOMY AND J.S.STANIK]

John Stanik was chosen by the Board to serve as interim president and chief executive officer. He is a 12-year Calgon Carbon veteran who has leadership experience in nearly every facet of our business. Thomas McConomy, former chairman and chief executive officer, was named interim chairman.

During the transition, both of us and Calgon Carbon's entire management team are committed to continue implementation of the company's strategy to increase earnings by growing sales. Among our priorities are the continued growth of our Service business; the globalization of our problem-solving capabilities; and the successful commercialization of new technologies for water and air purification and for improved process efficiencies. These new technologies are discussed in this year's Annual Report.

In 2002, Calgon Carbon's employees again demonstrated their resolve in the face of many business challenges. We thank them for their continued commitment to Calgon Carbon and for their efforts over the past year. We look forward to working together to increase revenue and income.

/s/  J. S. Stanik

     J. S. Stanik
     Interim President and
     Chief Executive Officer

/s/  T. A. McConomy

     T. A. McConomy
     Interim Chairman

[GRAPHIC APPEARS HERE]

TECHNOLOGY IN REVIEW

Calgon Carbon's technological capability is providing solutions to environmental challenges affecting personal health and safety, and meeting increased industrial demand for improved efficiencies. The Company has concentrated its efforts on ion exchange for purification of drinking water and industrial process applications, ultraviolet light for drinking water disinfection, and granular activated carbon for a multitude of municipal and industrial uses. Each of these has a large market potential, which will take time and marketing effort to realize. Market acceptance is influenced by customer willingness to embrace change, demand for quality, availability of capital, and government regulations. Indications in the marketplace are positive. In addition, respected publications have recently recognized the impact of the problems that the Company's technologies address, and underscored the value of Calgon Carbon's technological solutions.

[GRAPHIC APPEARS HERE]

Calgon Carbon's technologies span the entire spectrum of the Technology Life Cycle.

ION EXCHANGE - PERCHLORATE REMOVAL

     "For decades, millions of Americans have been unknowingly exposed to perchlorate, a chemical linked to thyroid ailments, through their local water supplies. To date, the EPA has identified 75 perchlorate releases in
     22 states. ... No one denies that the chemical is toxic."

          -- The Wall Street Journal, Dec. 16, 2002

     "Perchlorate affects the thyroid because it is taken up preferentially by the gland in place of iodide, a necessary nutrient.... Small changes in maternal thyroid hormone levels during pregnancy have been associated with reduced IQs and attention deficit in children. Fetuses, infants and children who experience bigger changes in hormone levels may suffer mental retardation, loss of hearing and speech, or deficits in motor skills."

          -- Environmental Working Group Report on Perchlorate and the Toxic Legacy of the Cold War, July 2001

     "Calgon Carbon's ISEP process is a continuous ion exchange system that achieves high perchlorate and nitrate removal with minimal production of waste."

          -- NASA's - Spinoff
          40th Anniversary Technology
          Utilization Program 2002

ION EXCHANGE - FOOD PROCESSING

     "Sugar processing is another outlet for ion exchange resins and Calgon Carbon's equipment. Currently, the Company is working with two South
     African companies on a streamlined production process.... The purified juice is..... crystallized to yield a product comparable to refined sugar, eliminating the separate refining operation. In addition to the savings on labor and transportation cost, sucrose is recovered from the sugar at higher rates."

          -- Chemical Engineering, September 2002

[GRAPHIC APPEARS HERE]

LA Puente County
Water District

Baldwin Park, California

     Calgon Carbon's ISEP(R) system removes perchlorate from groundwater for municipal drinking water treatment facilities. An ISEP site, currently under construction will be featured on a tour at the American Water Works Association National Convention in June 2003.

     Calgon Carbon successfully developed the first cost-effective solution to eliminate perchlorate from water using its patented ISEP(R) continuous ion exchange technology. The first system was installed in California in 1999, and the Company's ISEP technology was the first to receive an endorsement from the California Department of Health Services for the removal of perchlorate from drinking water. Calgon Carbon has continued to develop its ion exchange capabilities, and in 2002 introduced a new service-based solution for perchlorate removal. This gives customers two options: the original ISEP system, or a modular alternative. Early in 2003, Calgon Carbon was awarded its most recent contract for the removal and destruction of perchlorate from drinking water. This will be the Company's 11th system for perchlorate removal for both the private and public sectors.

[GRAPHIC APPEARS HERE]

Adrian Public Utilities Commission
The City of Adrian

Adrian, Minnesota

     The Company's ISEP water treatment system removes nitrate contaminants from drinking water.

     Calgon Carbon continues to expand the usage of its patented ISEP technology. This highly versatile system can be used in a wide range of purification and recovery applications, including amine purification, antibiotics recovery, and cane sugar decolorization. The ISEP system also increases efficiencies and reduces costs in industrial processes. When used in the sugar refining process, for example, it eliminates the high cost associated with a separate refining operation.

                                                     Calgon Carbon Corporation 3

UV Technology

     "Drinking water contamination is one of the most important environmental risks, and disease-causing microbial contaminants (i.e., bacteria, protozoa, and viruses) are probably the greatest remaining health risk management challenge for drinking water suppliers according to EPA's
     Science Advisory Board*.... The proposed Long Term 1 Enhanced Surface Water
     Treatment and Filter Backwash Rule (LT1FBR) undertakes the challenge to improve the control of microbial pathogens such as Cryptosporidium in public drinking water systems."

          -- Draft - Regulatory Impact Analysis for the Proposed LT1FBR U.S. Environmental Protection Agency Web Site

     "One of the things we're always interested in is better technology," [U.S. Representative Melissa] Hart said. "[Sentinel(TM)] seems to be one of the best, from what I can see. Their technology is ready to go now, it's already being used, and its cost is not prohibitive."

          -- Pittsburgh Business Times, March 4, 2002

Granular Activated Carbon

     "While direct activation results in a lower price-per-pound carbon, it compromises long-term product performance in most applications.

     "Offshore products can initially be less expensive on a dollar-per-pound basis. However, by removing fewer organic contaminants, they generally require more frequent change-outs."

          -- Pollution Engineering, September 2002

     * EPA's Science Advisory Board (SAB) is an independent panel of experts established by the U.S. Congress (U.S. EPA/SAB, 1990).

[GRAPHIC APPEARS HERE]

Municipal Authority of the Borough of West View, Pennsylvania

Pittsburgh, Pennsylvania

     West View's new Sentinel(TM) UV Disinfection System treats up to 40 million gallons of water per day, protecting approximately 200,000 people from cryptosporidium and other organisms.

     Calgon Carbon scientists were the first to discover that low doses of ultraviolet (UV) light could be used to control cryptosporidium, giardia, and other waterborne, pathogenic bacteria, protozoa, and viruses. The Company was granted a U.S. patent for inactivation of cryptosporidium in 2000, and a Notice of Allowance from the U.S. Patent Office issued in early 2003 validated the significance of Calgon Carbon's discovery and broadened the scope of the original patent. The Company was also granted patents in Canada, the Netherlands, and New Zealand for controlling cryptosporidium in drinking water using UV.

     Cryptosporidium is a microscopic parasite that can be found in almost all surface water. When ingested through drinking water, it can cause cryptosporidiosis, an illness characterized by severe abdominal cramps and diarrhea, which can be fatal to people with suppressed immune systems. Calgon Carbon's patented Sentinel(TM) UV Disinfection System provides an effective barrier without creating any disinfection by-products. It achieves an inactivation level equal to other technologies, at a fraction of the operating cost, and its capital cost is lower than most conventional systems. To date, Calgon Carbon has installed Sentinel systems in the United States and Canada.

[GRAPHIC APPEARS HERE]

Bay City Wastewater Treatment Plant

Bay City, Michigan

     The Bay City Model 10 Installation utilizes Calgon Carbon's activated carbon media to treat a wide variety of contaminants in municipal wastewater.

     As the world's largest manufacturer of granular activated carbon (GAC) and a pioneer in the development of GAC technology, Calgon Carbon is committed to best practices in all manufacturing operations. This includes producing only re-agglomerated activated carbons at all production facilities, including its new manufacturing plant in China. The re-agglomeration process ensures high performance levels that cannot be achieved by the less complex direct activation method.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Calgon Carbon Corporation

OVERVIEW

Income before the cumulative effect of change in accounting principle was $4.2 million or $0.11 per diluted share in 2002 compared to income of $8.0 million or $0.20 per diluted share for 2001. The Company reported a net loss (including the cumulative effect of change in accounting principle) of $26.7 million or $0.68 per diluted share in 2002 compared to net income of $8.0 million or $0.20 per diluted share for 2001. Revenue decreased 4.6% to $258.1 million in 2002 from $270.6 million in 2001 as the Company continued to deal with increasing competitive pressures and a slowing global economy. A 1.4% increase in operating expenses in 2002 can be primarily attributed to higher pension costs as a result of the poor performance of the financial markets, higher insurance-related costs due to increasing premiums as a result of the terrorist attacks in September 2001, higher legal costs associated with the successful defense of our patent for the disinfection of drinking water using ultraviolet light and costs related to litigation involving a 1996 acquisition. Debt was reduced in 2002 by $6.8 million to its lowest level since 1996 as a result of positive operating cash flow and a reduced level of capital spending.

RESULTS OF OPERATIONS

2002 VERSUS 2001

Consolidated net sales decreased in 2002 compared to 2001 by $12.5 million or 4.6%. This was primarily the result of sales decreases in two of the Company's four reportable segments. Sales declined in the Activated Carbon segment by $8.7 million or 8.0%. The decrease was primarily due to the change in method of accounting for Calgon Mitsubishi Chemical Corporation from a consolidated subsidiary to an equity method investment, as well as increased global competition and competitive pricing in the United States (U.S.). Sales in the Service segment increased by $1.2 million or 1.3%. The increase was primarily due to the effect of currency translation partially offset by the slowdown in the U.S. economy. Sales in the Engineered Solutions segment decreased by $8.1 million or 16.9%. The decrease is primarily due to lower revenues associated with a major project substantially completed in 2001 as well as decreased new orders. Consumer segment sales increased by $3.2 million or 15.4% due to increased sales of carbon cloth and new consumer products. The total sales increase for all segments attributable to the effect of currency translation was $3.2 million.

     Gross profit before depreciation, as a percentage of net sales, was 31.0% in 2002 compared to 32.2% in 2001. The decline was primarily due to the result of competitive pricing in the Activated Carbon segment and cost overruns associated with a major Engineered Solutions project that was substantially completed in 2001. Those costs were partially offset by lower energy costs and lower cost of U.S.-sourced carbon products shipped to the Company's Belgian branch as a result of the strengthening of the Euro in 2002 versus 2001.

     Depreciation and amortization decreased by $1.3 million or 6.4% primarily due to the Company ceasing to amortize goodwill due to the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002, partially offset by higher depreciation.

     Selling, general and administrative expenses increased by $2.2 million or 4.9%. The increase was primarily due to increased pension, insurance and legal costs as well as operating expenses associated with the startup of the Company's new carbon facility in The People's Republic of China.

     Research and development expenses were $4.1 million in 2002 compared to $5.6 million in 2001, a decrease of $1.5 million or 26.6%. The decrease is primarily due to a reduction in personnel expenses and outside laboratory services and supplies.

     The restructuring charges of $0.1 million in 2002 and $0.3 million in 2001 represent the change in estimate of various components of the Company's restructuring liability based upon management's re-evaluation of the sufficiency of the restructuring accrual to meet its future obligations. Additional information on restructuring can be found in Note 2 to the Consolidated Financial Statements.

     Interest income increased in 2002 versus 2001 by $0.4 million or 199.0% primarily due to a new global cash management system that allows the Company's foreign affiliates to share cash to meet operating needs and maximize the cash balance on hand in interest-bearing accounts.

     Interest expense declined in 2002 versus 2001 by $0.8 million or 23.3% primarily due to lower interest rates and a lower average level of borrowings.

     The increase in other expense--net of $1.0 million as compared to 2001 was primarily due to a change in estimate of certain non-income taxes in 2001.

     The effective tax rate for 2002 was 24.2% compared to 30.9% in 2001. The 2002 rate was positively impacted by the benefit realized from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to foreign trading gross receipts and recognition of foreign tax credit benefits. The 2001

                                                     Calgon Carbon Corporation 5
rate was positively impacted by the benefit realized from the Company's foreign sales corporation and tax credits resulting from research and development activities.

     During 2002, the Company derived tax benefits of $0.7 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to foreign trading gross receipts. The World Trade Organization (WTO) has ruled that this ETI exclusion represents a prohibited export subsidy under the WTO Agreement on Subsidies and Countervailing Measures.

     The repeal of the ETI exclusion has been discussed by the U.S. Presidential Administration and Congress, but no solution has been rendered. Since the impact of this matter upon the Company depends upon the specific provisions of any tax legislation ultimately enacted by Congress, it is not possible to predict the impact on future financial results. However, if the ETI exclusion is repealed and legislation that would replace the ETI benefit is not enacted, the impact on the Company's future effective tax rate could be significant.

2001 VERSUS 2000

Consolidated net sales increased in 2001 compared to 2000 by $1.6 million or 0.6%. This was primarily the result of sales increases in three of the Company's four reportable segments. Sales declined in the Activated Carbon segment by $15.4 million or 12.3%. That decline was primarily the result of lower sales volume due to increasing competitive pressures in key market segments in the United States and Europe, slower economy particularly in Asia, and the adverse impact of foreign currency translation. Sales in the Service segment increased by $1.4 million or 1.5%. The increased revenue is the result of general price increases related to escalation of service contracts partially offset by the adverse impact of foreign currency translation. Sales in the Engineered Solutions segment increased by $15.5 million or 47.4%. The increase is primarily attributed to increased revenue recognition of ion exchange equipment-related projects due to a major project that commenced in the first quarter of 2001. Consumer segment sales were virtually flat in 2001 versus 2000. Increased sales of carbon cloth and new consumer products were offset by decreased demand of the Company's charcoal-related products and the adverse impact of foreign currency translation. The total sales decrease for all segments attributable to the effect of currency translation was $4.7 million.

     Gross profit before depreciation, as a percentage of net sales, was 32.2% in 2001 compared to 35.4% in 2000. This decline was the result of competitive pricing and higher costs in promising new major market applications and increased costs associated with meeting the customer requirements related to a major project undertaken in 2001. Also contributing toward the margin decline were higher energy and raw material costs in conjunction with higher production costs due to the labor strike at the Company's Catlettsburg, Kentucky facility.

     Depreciation and amortization decreased by $0.3 million or 1.3% primarily due to asset write-offs associated with the May 2000 shutdown of the activated carbon line in Feluy, Belgium pursuant to the 1999 restructuring plan.

     Selling, general and administrative expenses decreased by $4.1 million or 8.2%. The decrease was primarily due to non-repeat of additional charges in 2000 of $1.8 million related to a change in estimate of the 1999 restructuring accrual and a reduction in operating expenses related to organization changes made in 2000 at the Company's Japanese affiliate. Also contributing to the reduction were non-recurring costs in 2000 related to the establishment of the Pittsburgh, Pennsylvania and Feluy, Belgium Centers of Excellence, and the settlement of a lawsuit that was accrued for in 2000 partially offset by severance payments related to organization changes made in 2001.

     Research and development expenses were $5.6 million in 2001 compared to $7.4 million in 2000, a decrease of $1.8 million or 24.6%. The decrease is primarily due to salary costs being charged directly to cost of products sold for employees manning the Catlettsburg, Kentucky facility during the labor union strike in 2001 combined with a reduction in outside services and personnel expenses.

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

6 Calgon Carbon Corporation

     The effective tax rate for 2001 was 30.9% versus 30.6% in 2000. The 2001 rate was positively impacted by the benefit realized from the Company's foreign sales corporation and tax credits resulting from a research and development tax study. The 2000 rate was positively affected by the Company reversing $0.9 million of deferred taxes on its unrepatriated earnings of its European and Canadian subsidiaries due to management's assessment that those earnings will continue to be reinvested indefinitely, and a $1.4 million benefit from the redetermination of its foreign sales corporation benefit for the years 1996 through 1999. Offsetting that impact was increased income in higher-taxed foreign jurisdictions.

WORKING CAPITAL AND LIQUIDITY

Cash flows from operating activities were $21.0 million for the year ended December 31, 2002. This was primarily the net result of the net earnings for the year, cumulative effect of change in accounting principle, and depreciation and amortization, partially offset by an increase in working capital. Inventories increased by $8.2 million due to production exceeding the Company's forecasted demand for its products. The Company had $3.9 million of cash outflows excluding foreign exchange and restructuring primarily due to an increase in working capital in 2002. Payments charged against the restructuring reserve amounted to $0.9 million, composed almost entirely of lease payments on a vacated office building and severance and termination benefits. The Company expects to make $0.4 million in restructuring-related payments in 2003 with the balance of the remaining payments to be made in succeeding years through 2006.

     Total debt, net of foreign exchange, decreased during the year by $6.8 million to $57.6 million at December 31, 2002, despite the Company's increased operating working capital. This was primarily the result of management's ongoing critical review of capital project spending.

     The Company had a $113.4 million credit facility consisting of an $86.8 million five-year revolving credit facility expiring in May 2004 and a $26.6 million 364-day revolving credit facility. In 2002, the Company exercised a term-out option of fully borrowing under the 364-day revolving credit facility, thus extending the expiration of the 364-day revolving credit facility to May 2004 (as long as the Company remains fully borrowed under the facility through May 2004). Included in the credit agreement is a letter of credit sub-facility that may not exceed $30.0 million. Availability under this credit facility at December 31, 2002 was $50.0 million, which is net of $13.9 million in outstanding letters of credit. The interest rate is based upon Euro-based rates with other interest rate options available. The weighted average interest rate on the outstanding balance less the effect of the interest rate swap agreement (as discussed below) was 2.80% at December 31, 2002.

     On March 21, 2003, the Company closed on a three-year $100.0 million unsecured revolving credit facility that expires in March 2006. This facility replaces the $113.4 million credit facility that was scheduled to expire in May 2004. Included in the agreement is a letter of credit sub-facility that may not exceed $30.0 million. The Company has the option at any point during the term of the facility to request an expansion of the facility at its original terms and conditions by an amount not to exceed $25.0 million. The participating lenders are not required to participate in the facility expansion, but do retain the right of first refusal before the Company can negotiate with other lenders. The interest rate is based upon Euro-based rates with other interest rate options available. The applicable Euro Dollar margin will range from 0.80% to 1.40% and the annual facility fee ranges from 0.20% to 0.35% of the committed amount and is based upon the Company's ratio of debt to earnings before interest, tax, depreciation and amortization (EBITDA). At December 31, 2002, the applicable Euro-based rate to which the margin would be added was 1.42%. The U.S. credit facility's covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, operating income to net interest expense, operating assets to debt and net worth. In addition the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

     During 2001, the Company entered into an interest rate swap agreement to fix the interest payments for $10.0 million of borrowings under the $113.4 million United States credit facility at 5.48%. This agreement expired in January 2003.

     On February 25, 2003, the Company announced the resignation of James A. Cederna ("Mr. Cederna") from the Company's Board of Directors and as the Company's Chief Executive Officer. The terms of Mr. Cederna's separation agreement include a severance payment of $1.8 million and the continuance of certain benefits through December 31, 2005.

                                                     Calgon Carbon Corporation 7

     The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The following table represents the significant contractual cash obligations (giving effect to the March 21, 2003 debt refinancing discussed above) and other commercial commitments of the Company as of December 31, 2002:

                                                    Due in
                            -----------------------------------------------------
(Thousands)                       2003       2004       2005       2006      2007  Thereafter      Total
--------------------------------------------------------------------------------------------------------
Long-term debt              $       --  $      --  $      --  $  54,600  $     --  $    3,000  $  57,600
Operating leases                 5,311      4,620      3,155      1,625       874       2,864     18,449
Unconditional purchase
 obligations                     4,043      4,169      4,298      4,431     4,569      19,735     41,245
--------------------------------------------------------------------------------------------------------
Total contractual cash
 obligations                $    9,354  $   8,789  $   7,453  $  60,656  $  5,443  $   25,599  $ 117,294
--------------------------------------------------------------------------------------------------------

     The Company maintains qualified benefit pension plans (the "Qualified Plans"), which cover substantially all non-union and certain union employees in the United States and Europe.

     The Company's pension expense for all pension plans approximated $3.9 million and $2.3 million for the years ended December 31, 2002 and 2001, respectively, and is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on our Qualified Plans assets which range from 7.1% to 9.0%. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. We also considered our historical 10-year compounded return of 10%, which has been in excess of these broad equity and bond benchmark indices. We anticipate that our investment managers will continue to generate long-term returns of at least 9.0%. Our expected long-term rate of return on the Qualified Plans assets is based on an asset allocation assumption of 70% with equity managers, with an expected long-term rate of return of 10%, and 30% with fixed-income managers, with an expected long-term rate of return of 6.5%. Because of market fluctuation, our actual asset allocation as of December 31, 2002 was 68% with equity managers and 32% with fixed-income managers. We regularly review our asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. We continue to believe that our range of 7.1% to 9.0% is a reasonable long-term rate of return on our Qualified Plans assets, despite the recent market downturn in which our Qualified Plans assets had a loss of 12.3% for the year ended December 31, 2002. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

     The discount rate that we utilize for our U.S. and European plans when determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency and were 7.25% and 5.87%, respectively, at December 31, 2001 and 6.75% and 5.78%, respectively, at December 31, 2002. Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on our U.S. and European Qualified Plans assets of 9.0% and 7.1%, respectively, and a discount rate of 6.75% and 5.78%, respectively, and various other assumptions, we estimate that our pension expense for all pension plans will approximate $5.6 million in fiscal 2003. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our pension plans.

     The fair value of our Qualified Plans assets has decreased from $47.4 million at December 31, 2001 to $38.2 million at December 31, 2002. The investment performance returns and declining discount rates have increased our underfunded obligation in our Qualified Plans, from $15.9 million at December 31, 2001, to $35.5 million at December 31, 2002. During the year ended December 31, 2002, the Company funded its Qualified Plans with $1.3 million in contributions. The Company expects that it will be required to fund the qualified plans with approximately $2.4 million in contributions for the year ended December 31, 2003.

     With the exception of the first quarter of 2000, the Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public.

8 Calgon Carbon Corporation

During 2002, the Company paid dividends at a rate of $0.12 per share for a total amount of $4.7 million. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's earnings, cash flow and capital investment plans to pursue long-term growth opportunities.

     The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

CAPITAL EXPENDITURES AND INVESTMENTS

Capital expenditures were $11.4 million in 2002, $12.6 million in 2001, and $9.5 million in 2000. Expenditures for 2002 primarily included $8.3 million for new construction and improvements to manufacturing facilities and $2.1 million for customer capital. The 2001 expenditure amount consisted primarily of customer capital spending of $2.6 million, new construction and improvements to manufacturing facilities of $8.0 million, and a continuing investment in the Company's business information system of $0.9 million. Capital expenditures for 2003 are projected to be approximately $25.0 million, which includes construction of a reactivation plant in the Gulf Coast region of the United States.

     In May 2003, the Company plans to discontinue operations of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install control equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming operation of this line. The activated carbon line and associated equipment has a net book value of approximately $3.0 million. Management has not concluded its plan of action for compliance related to this activated carbon line, however, if it is determined that a shutdown of the activated carbon line for other than a temporary period is warranted, current operating results may be adversely affected by increased depreciation or impairment charges.

     The 2001 purchase of business expenditures of $3.4 million, as shown on the statements of cash flows, represent the Company's increasing its equity ownership in its Japanese joint venture from 60% to 100%. The purchase of the remaining shares resulted in the Company recording additional goodwill of $1.5 million.

MARKET RISK

COMMODITY PRICE RISK

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the purchase and production of carbon products and its inventories of carbon products as well as the cost of natural gas used in the production of its products. The Company obtains competitive prices for its products and allows operating results to reflect market price movements dictated by supply and demand where regulated prices do not exist. The Company uses fixed price contracts to manage a portion of its coal and substantially all natural gas commodity price risk. A hypothetical 10% increase (or decrease) in coal prices from the year-end levels would result in a pretax loss (or gain) of $0.7 million related to these positions. A hypothetical 10% increase (or decrease) in the market price of natural gas from year-end 2002 levels would result in a pretax loss (or gain) of $0.5 million related to these positions. Such losses (or gains) related to the natural gas contracts would be substantially offset by the higher (or lower) price of the underlying natural gas being hedged.

INTEREST RATE RISK

Substantially all current and long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and the carrying value approximates fair value. A hypothetical change of 10% in the Company's effective interest rate from year-end 2002 levels would increase or decrease interest expense by $0.2 million.

FOREIGN CURRENCY EXCHANGE RISK

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company has made use of forward currency contracts to manage these exposures. At December 31, 2002, one forward contract was outstanding. A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2002 would result in a pretax loss (or gain) of approximately $0.1 million related to this position.

                                                     Calgon Carbon Corporation 9

CRITICAL ACCOUNTING POLICIES

Management of the Company has evaluated the accounting policies used in the preparation of the financial statements and related footnotes and believes the policies to be reasonable and appropriate. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company's financial statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company.

     A summary of the Company's significant accounting policies is included in the footnotes to the financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

     The Company recognizes revenue and related costs when goods are shipped or services are rendered to customers except for major equipment projects where revenues are recognized under the percentage of completion method by comparing actual costs incurred to total estimated costs to complete the respective projects.

     The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves. Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date.

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The amount of allowance recorded is based upon a quarterly review of specific customer transactions that remain outstanding at least three months beyond their respective due dates. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

     The Company's inventories are carried at the lower of cost or market and adjusted to net realizable value by recording a reserve for inventory obsolescence. The inventory obsolescence reserve is adjusted quarterly based upon a review of specific products that have remained unsold for a prescribed period of time. If the market demand for various products softens, additional allowances may be required.

     The Company tests goodwill for impairment at least annually by comparing the fair value of the Company's reporting units to their related carrying values. Fair values are estimated using discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows.

     Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. In determining the expected return on plan asset assumption, the Company evaluates long-term actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has not yet evaluated the impact of the adoption of SFAS No. 143 on the Company's financial statements. The Company plans to adopt SFAS No. 143 effective January 1, 2003 as required.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination

10 Calgon Carbon Corporation
costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance, superseded by SFAS No. 146, was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an Amendment of SFAS No. 123," which changed the alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on the reported results.

     During 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date, and for variable interest entities created before this date, the provisions are effective July 31, 2003. The Company is currently evaluating the provisions of this interpretation.

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

                                                    Calgon Carbon Corporation 11

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

12 Calgon Carbon Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Calgon Carbon Corporation:

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Notes 1 and 5 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
January 30, 2003 (February 25, 2003 as to the last paragraph in Note 8, March 7, 2003 as to the last paragraph in Note 9, and March 21, 2003 as to Note 7)

                                                    Calgon Carbon Corporation 13

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Calgon Carbon Corporation

                                                                              Year Ended December 31
                                                                   --------------------------------------------
(Dollars in thousands except per share data)                               2002            2001            2000
---------------------------------------------------------------------------------------------------------------
Net Sales                                                          $    258,094    $    270,593    $    268,983
---------------------------------------------------------------------------------------------------------------
Cost of products sold (excluding depreciation)                          177,966         183,505         173,810
Depreciation and amortization                                            19,039          20,336          20,597
Selling, general and administrative expenses                             47,717          45,490          49,542
Research and development expenses                                         4,111           5,601           7,431
Restructuring charges (credits)                                             116             324          (2,284)
---------------------------------------------------------------------------------------------------------------
                                                                        248,949         255,256         249,096
---------------------------------------------------------------------------------------------------------------
Income from operations                                                    9,145          15,337          19,887
Interest income                                                             580             194             150
Interest expense                                                         (2,568)         (3,346)         (4,970)
Equity in loss of Calgon Mitsubishi Chemical Corporation                   (186)             --              --
Other expense -- net                                                     (1,548)           (564)           (375)
---------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interest and cumulative
 effect of change in accounting principle                                 5,423          11,621          14,692
Provision for income taxes                                                1,315           3,594           4,496
---------------------------------------------------------------------------------------------------------------
Income before minority interest and cumulative effect of change
 in accounting principle                                                  4,108           8,027          10,196
Minority interest                                                           114             (53)           (344)
---------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting
 principle                                                                4,222           7,974           9,852
Cumulative effect of change in accounting principle -- net of tax       (30,926)             --              --
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       (26,704)          7,974           9,852
Other comprehensive income (loss), net of tax provision
 (benefit) of ($1,706), ($61) and $223, respectively                        247          (1,797)           (173)
---------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                        $    (26,457)   $      6,177    $      9,679
===============================================================================================================
Basic income per common share before cumulative effect
 of change in accounting principle                                 $        .11    $        .21    $        .25
Cumulative effect of change in accounting principle                $       (.79)   $         --    $         --
Basic net income (loss) per common share                           $       (.69)   $        .21    $        .25
===============================================================================================================
Diluted income per common share before cumulative effect
 of change in accounting principle                                 $        .11    $        .20    $        .25
Cumulative effect of change in accounting principle                $       (.79)   $         --    $         --
Diluted net income (loss) per common share                         $       (.68)   $        .20    $        .25
===============================================================================================================
Weighted average shares outstanding, in thousands
  Basic                                                                  38,939          38,811          38,807
  Diluted                                                                39,131          39,157          38,870
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

14 Calgon Carbon Corporation

CONSOLIDATED BALANCE SHEETS
Calgon Carbon Corporation

                                                                            December 31
                                                                      -----------------------
(Dollars in thousands)                                                      2002         2001
---------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                           $    4,093   $    3,567
  Receivables, net of allowance of $3,014 and $2,624                      45,490       44,233
  Revenue recognized in excess of billings on uncompleted contracts        6,244       10,623
  Inventories                                                             48,665       42,104
  Deferred income taxes -- current                                         7,711        9,720
  Other current assets                                                     4,214        4,008
---------------------------------------------------------------------------------------------
    Total current assets                                                 116,417      114,255
Property, plant and equipment, net                                       134,852      143,661
Investment in Calgon Mitsubishi Chemical Corporation                       7,035           --
Intangibles                                                                3,243        3,551
Goodwill                                                                  17,171       70,064
Deferred income taxes -- long term                                         7,733        7,387
Other assets                                                               4,178          630
---------------------------------------------------------------------------------------------
    Total assets                                                      $  290,629   $  339,548
=============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt                                                     $       --   $    8,762
  Long-term debt due within one year                                          --        1,275
  Accounts payable and accrued liabilities                                25,470       24,976
  Billings in excess of revenue recognized on uncompleted contracts        1,047        2,370
  Restructuring reserve                                                      822        1,480
  Payroll and benefits payable                                             8,698        6,989
  Accrued income taxes                                                     2,913        1,890
---------------------------------------------------------------------------------------------
    Total current liabilities                                             38,950       47,742
Long-term debt                                                            57,600       54,360
Deferred income taxes--long term                                          16,881       39,855
Other liabilities                                                         23,824       13,782
---------------------------------------------------------------------------------------------
    Total liabilities                                                    137,255      155,739
---------------------------------------------------------------------------------------------
Minority interest                                                             56           --
---------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 8 and 17)                                --           --
---------------------------------------------------------------------------------------------
Shareholders' equity:
  Common shares, $.01 par value, 100,000,000 shares authorized,
   41,750,116 and 41,643,492 shares issued                                   418          416
  Additional paid-in capital                                              64,449       63,813
  Retained earnings                                                      111,795      143,172
  Accumulated other comprehensive income                                   3,785        3,538
---------------------------------------------------------------------------------------------
                                                                         180,447      210,939
Treasury stock, at cost, 2,787,358 and 2,787,458 shares                  (27,129)     (27,130)
---------------------------------------------------------------------------------------------
    Total shareholders' equity                                           153,318      183,809
---------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                        $  290,629   $  339,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                    Calgon Carbon Corporation 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
Calgon Carbon Corporation

                                                                           Year Ended December 31
                                                                   ------------------------------------
(Dollars in thousands)                                                   2002         2001         2000
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                  $  (26,704)  $    7,974   $    9,852
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Cumulative effect of accounting change-- net of tax effect           30,926           --           --
  Depreciation and amortization                                        19,039       20,336       20,597
  Equity in loss of Calgon Mitsubishi Chemical Corporation                186           --           --
  Non-cash change in estimate to restructuring liability                   --           --       (1,629)
  Employee benefit plan provisions                                      3,473        1,806        1,267
  Changes in assets and liabilities -- net of effects from
  purchase of businesses, foreign exchange and non-cash
   restructuring asset and liability write-downs:
    (Increase) decrease in receivables                                 (1,880)       5,688        6,418
    (Increase) decrease in inventories                                 (8,231)      (6,038)       6,152
    (Increase) decrease in other current assets                         3,891       (2,790)      (2,973)
    Decrease in restructuring reserve                                    (936)      (2,084)     (15,442)
    Increase (decrease) in accounts payable and accrued                 2,360       (3,365)       4,044
    liabilities
    Increase in deferred income taxes                                     470        2,404        2,663
  Other items-- net                                                    (1,598)         567          104
-------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                          20,996       24,498       31,053
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of businesses                                                   --       (3,400)          --
  Property, plant and equipment expenditures                          (11,437)     (12,563)      (9,451)
  Proceeds from disposals of property, plant and equipment              1,295          926          255
-------------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                           (10,142)     (15,037)      (9,196)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net (repayments of) borrowings                                       (3,220)      (2,041)     (12,212)
  Treasury stock purchases                                                 --           --          (57)
  Common stock dividends                                               (4,673)      (7,761)      (7,761)
-------------------------------------------------------------------------------------------------------
    Net cash (used in) financing activities                            (7,893)      (9,802)     (20,030)
-------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                (2,435)        (426)      (1,687)
-------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                          526         (767)         140
Cash and cash equivalents, beginning of period                          3,567        4,334        4,194
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           $    4,093   $    3,567   $    4,334
=======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

16 Calgon Carbon Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Calgon Carbon Corporation

                                                                                    Accumulated
                                                        Additional                        Other
(Dollars in thousands,               Common    Common      Paid-In    Retained    Comprehensive
 except per share data)       Shares Issued    Shares      Capital    Earnings           Income  Sub-Total
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1999       41,582,632    $  416   $   63,371   $ 138,936    $       5,508  $ 208,231

2000
Net income                               --        --           --       9,852               --      9,852
Employee and director
 stock plans                          6,435        --           39          --               --         39
Common stock dividends
 Cash ($0.15 per share)                  --        --           --      (5,821)              --     (5,821)
Translation adjustments,
 net of tax                              --        --           --          --             (173)      (173)
Treasury stock issued                    --        --           --          (8)              --         (8)
Treasury stock purchased                 --        --           --          --               --         --
----------------------------------------------------------------------------------------------------------
Balance, December 31, 2000       41,589,067       416       63,410     142,959            5,335    212,120
----------------------------------------------------------------------------------------------------------
2001
Net income                               --        --           --       7,974               --      7,974
Employee and director
 stock plans                         54,425        --          403          --               --        403
Common stock dividends
 Cash ($0.20 per share)                  --        --           --      (7,761)              --     (7,761)
Translation adjustments,
 net of tax                              --        --           --          --           (1,797)    (1,797)
Treasury stock issued                    --        --           --          --               --         --
----------------------------------------------------------------------------------------------------------
Balance, December 31, 2001       41,643,492       416       63,813     143,172            3,538    210,939
----------------------------------------------------------------------------------------------------------
2002
Net loss                                 --        --           --     (26,704)              --    (26,704)
Employee and director
 stock plans                        106,624         2          636          --               --        638
Common stock dividends
 Cash ($0.12 per share)                  --        --           --      (4,673)              --     (4,673)
Translation adjustments,
 net of tax                              --        --           --          --            3,041      3,041
Additional minimum
 pension liability,
 net of tax                              --        --           --          --           (2,794)    (2,794)
Treasury stock issued                    --        --           --          --               --         --
----------------------------------------------------------------------------------------------------------
Balance, December 31, 2002       41,750,116    $  418   $   64,449   $ 111,795    $       3,785  $ 180,447
==========================================================================================================

                                  Treasury Stock
(Dollars in thousands,        ---------------------
 except per share data)          Shares      Amount        Total
----------------------------------------------------------------
Balance, December 31, 1999    2,780,500  $  (27,115)   $ 181,116

2000
Net income                           --          --        9,852
Employee and director
 stock plans                         --          --           39
Common stock dividends
 Cash ($0.15 per share)              --          --       (5,821)
Translation adjustments,
 net of tax                          --          --         (173)
Treasury stock issued            (4,242)         41           33
Treasury stock purchased         11,300         (57)         (57)
----------------------------------------------------------------
Balance, December 31, 2000    2,787,558     (27,131)     184,989
----------------------------------------------------------------
2001
Net income                           --          --        7,974
Employee and director
 stock plans                         --          --          403
Common stock dividends
 Cash ($0.20 per share)              --          --       (7,761)
Translation adjustments,
 net of tax                          --          --       (1,797)
Treasury stock issued              (100)          1            1
----------------------------------------------------------------
Balance, December 31, 2001    2,787,458     (27,130)     183,809
----------------------------------------------------------------
2002
Net loss                             --          --      (26,704)
Employee and director
 stock plans                         --          --          638
Common stock dividends
 Cash ($0.12 per share)              --          --       (4,673)
Translation adjustments,
 net of tax                          --          --        3,041
Additional minimum
 pension liability,
 net of tax                         --           --       (2,794)
Treasury stock issued              (100)          1            1
----------------------------------------------------------------
Balance, December 31, 2002    2,787,358  $  (27,129)   $ 153,318
================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Calgon Carbon Corporation 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Calgon Carbon Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Calgon Carbon Corporation (the "Company") is a global leader in services and solutions for purifying water and air, and food, beverage and industrial process streams. The Company's operations are principally conducted in four business segments: Activated Carbon, Service, Engineered Solutions and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segments rely on activated carbon as a base material, while Engineered Solutions relies on a variety of other methods and materials that do not involve activated carbon. The Consumer segment brings the Company's industrial purification technologies directly to the consumer in the form of products and services. The Company's largest markets are in the United States, Europe and Japan. The Company also markets in Canada, Latin America and Asia.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada, Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Limited, Charcoal Cloth Limited, Advanced Separation Technologies Incorporated, Calgon Carbon (Tianjin) Co., Ltd. and the 80%-owned Datong Carbon Corporation.

     In October 2002, the Company in connection with a joint venture formation with Mitsubishi Corporation relinquished control of 51% of its wholly owned subsidiary Calgon Far East Co., Ltd. (CFE). The resulting joint venture company, renamed Calgon Mitsubishi Chemical Corporation (CMCC), is now accounted for in the Company's financial statements under the equity method. The transaction was accounted for at net book value with no gain or loss, and the Company's initial equity investment in CMCC represented the Company's net book value in CFE prior to the transaction. CFE's accounts were consolidated prior to the transaction.

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

REVENUE RECOGNITION

Revenue and related costs are recognized when goods are shipped or services are rendered to customers provided that title, ownership and risk of loss have passed to the customer. Revenue for major equipment projects is recognized under the percentage of completion method by comparing actual costs incurred to total estimated costs to complete the respective projects.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually. The provisions of SFAS No. 142 for existing goodwill and other intangible assets were implemented by the Company effective January 1, 2002 (see Note 5).

18 Calgon Carbon Corporation

     Other intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives in addition to being evaluated when there is an indicator of impairment as prescribed by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

LONG-LIVED ASSETS

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges. A long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. A long-lived asset or group of assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

INCOME TAXES

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

NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all potential dilutive common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the potential dilutive common shares outstanding.

STATEMENT OF CASH FLOWS

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

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

                                                    Calgon Carbon Corporation 19

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

NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has not yet evaluated the impact of the adoption of SFAS No. 143 on the Company's financial statements. The Company plans to adopt SFAS No. 143 effective January 1, 2003 as required.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance, superseded by SFAS No. 146, was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an Amendment of SFAS No. 123," which changed the alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on the reported results.

     During 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are effective immediately to all variable interest entities created after January 1, 2003 and variable interest entities in which an enterprise obtains an interest after that date, and for variable interest entities created before this date, the provisions are effective July 31, 2003. The Company is currently evaluating the provisions of this interpretation.

LABOR AGREEMENTS

Collective bargaining agreements cover approximately 39% of the Company's labor force at December 31, 2002 under agreements that expire in 2003 and 2005.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with the 2002 presentation.

2. RESTRUCTURING CHARGES

The Company currently has two separate restructuring plans requiring continued cash outlays.

     During 1999, the Company adopted a strategy aimed at lowering costs to serve the activated carbon markets, investing to grow its service and solutions businesses and repositioning its proven technologies to bring more value to consumers. The implementation is essentially complete except for contractual cash outlays to be made through the second quarter of 2006. The number of employee separations for this plan was 152, which is in line with the planned separations of 150. A charge of $116,000 and $494,000 was recorded in 2002 and 2001, respectively, to reflect management's revised estimates of certain costs of the plan. Additionally, an excess accrual in certain components of the 1999 restructuring plan amounted to adjustments of $170,000 and $2,188,000 to reduce the restructuring accruals in 2001 and 2000, respectively. The Company also recorded $1,778,000 of additional charges

20 Calgon Carbon Corporation
related to the 1999 restructuring plan directly to cost of products sold and selling, general and administrative expenses in 2000,

     During 1998, the Company initiated a worldwide plan to reduce costs and realign the organization structure. The implementation is essentially completed with the exception of some minor contractual cash outlays that will continue through the fiscal year of 2003. The number of planned employee separations from this restructuring was 131. All planned employee separations have been completed and were in line with the plan. An excess accrual resulted in adjustments in the amount of $96,000 in 2000, reducing the restructuring accrual.

     Termination benefits paid and charged against the Company's restructuring liabilities amounted to $377,000, $1,015,000 and $12,565,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Other costs paid and charged against the Company's restructuring liabilities amounted to $549,000, $1,197,000 and $2,428,000 for the years ended December 31, 2002, 2001 and 2000.

     The restructuring reserve balances at December 31, 2002 and 2001 included:

                                                             December 31
                                                      -------------------------
(Thousands)                                                2002            2001
-------------------------------------------------------------------------------
Employee severance and termination benefit costs      $     109      $      342
Other costs                                                 713           1,138
-------------------------------------------------------------------------------
Total                                                 $     822      $    1,480
===============================================================================

3. INVENTORIES

Inventories at December 31, 2002 and 2001 are recorded net of reserve of $570,000 and $453,000, respectively, for obsolete and slow-moving items.

                                                             December 31
                                                      -------------------------
(Thousands)                                                2002            2001
-------------------------------------------------------------------------------

Raw materials                                         $   9,061      $    7,575
Finished goods                                           39,604          34,529
-------------------------------------------------------------------------------
Total                                                 $  48,665      $   42,104
===============================================================================

4. PROPERTY, PLANT AND EQUIPMENT

                                                              December 31
                                                      -------------------------
(Thousands)                                                 2002           2001
-------------------------------------------------------------------------------
Land and improvements                                 $   11,193     $   10,143
Buildings                                                 23,244         22,340
Machinery, equipment and customer capital                282,129        274,979
Computer hardware and software                            16,683         14,388
Furniture and vehicles                                     7,569          6,602
Construction-in-progress                                   4,002          7,564
-------------------------------------------------------------------------------
                                                      $  344,820     $  336,016
Less accumulated depreciation                           (209,968)      (192,355)
-------------------------------------------------------------------------------
Net                                                   $  134,852     $  143,661
===============================================================================

                                                    Calgon Carbon Corporation 21

5. GOODWILL AND INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment at least annually. As required by SFAS No. 142, management has allocated goodwill to the Company's reporting units. Management completed the initial goodwill impairment test required by SFAS No. 142 as of January 1, 2002 for each of its reporting units. The initial goodwill impairment test included determining the fair value of each reporting unit that is allocated goodwill and comparing that fair value to the reporting unit's carrying value. The Company, in its initial goodwill impairment test, identified one reporting unit whose carrying value exceeded its estimated fair value.

     The Company engaged an independent valuation specialist to assist the Company in estimating the fair value of this reporting unit. The Company's valuation used a combination of methods to determine the fair value of the reporting unit, including prices of comparable businesses, a present value technique and a technique using recent transactions involving businesses similar to the reporting unit. The reporting unit consists primarily of the Company's AST subsidiary that is included in the Company's Engineered Solutions Segment.

     As a result of the reporting unit's excess carrying value, the Company was required, for this reporting unit, to assign the estimated fair value to the reporting unit's identifiable assets and liabilities to determine the implied fair value of the reporting unit's goodwill and the amount of impairment loss as of the date of implementation, January 1, 2002. The Company recorded a cumulative effect of change in accounting principle of $30,926,000 (net of the tax effect of $20,074,000) at January 1, 2002 for its implementation of SFAS No.
142. Prior to the adoption of SFAS No. 142, the Company evaluated the realizability of this goodwill by comparing the expected undiscounted future cash flows to the carrying value.

     In accordance with SFAS No. 142, the Company assessed the useful lives of its intangible assets during the first quarter of 2002 and concluded that it holds no indefinite-lived intangibles.

     The Company has selected December 31 of each fiscal year as the date it will perform its annual impairment test for goodwill. No such impairment was noted based on the Company's evaluation at December 31, 2002.

     The following is the categorization of the Company's intangible assets as of December 31, 2002 and 2001, respectively:

                                        DECEMBER 31 , 2002           December 31, 2001
                                      -----------------------   --------------------------
                                         GROSS                      Gross
                                      CARRYING    ACCUMULATED    Carrying      Accumulated
                                        AMOUNT   AMORTIZATION      Amount     Amortization
------------------------------------------------------------------------------------------
Amortized Intangible Assets:
Patents                               $  1,319   $       (424)  $   1,319     $       (344)
Other                                       --             --          60               --
Unpatented Technology                    2,875           (527)      2,875             (359)
------------------------------------------------------------------------------------------
Total                                 $  4,194   $       (951)  $   4,254     $       (703)
==========================================================================================

     For the years ended December 31, 2002, 2001 and 2000, the Company recognized $248,000, $123,000 and $123,000, respectively, of amortization expense related to intangible assets. The Company estimates amortization expense for each of the five years in the period ending December 31, 2007 will be $246,000 annually.

22 Calgon Carbon Corporation

     The changes in the carrying amounts of goodwill by segment for the year ended December 31, 2002 are as follows:

                                               Activated               Engineered
                                                  Carbon    Service     Solutions   Consumer
                                                 Segment    Segment       Segment    Segment         Total
----------------------------------------------------------------------------------------------------------
Balance as of January 1, 2001                  $     532    $    --    $   70,353   $     --    $   70,885
Purchase of minority interest in Calgon Far
 East Company, Ltd.                                1,535         --            --         --         1,535
Amortization expense                                 (52)        --        (1,953)        --        (2,005)
Foreign exchange                                                 --          (351)        --          (351)
----------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                    2,015         --        68,049         --        70,064
----------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
 principle                                            --         --      (51 ,000)        --       (51,000)
Reclassification from intangible assets                          --            --         60            60
 Foreign exchange                                     --         --            62         --            62
Transfer to investment in Calgon Mitsubishi
 Chemical Corporation                             (2,015)        --            --         --        (2,015)
----------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                $      --    $    --    $   17,111   $     60    $   17,171
==========================================================================================================

     Goodwill amortization was approximately $2,005,000 ($1,299,000 net of tax effect) for each of the years ended December 31, 2001 and 2000. The following is the Company's net income adjusted to exclude goodwill amortization expense (net of tax) for the years ended December 31, 2002, 2001 and 2000, respectively.

                                                    Year Ended December 31
                                               --------------------------------
                                                     2002       2001       2000
-------------------------------------------------------------------------------
NET INCOME
Reported net income (loss)                    $   (26,704)   $ 7,974   $  9,852
Add back goodwill amortization, net of tax             --      1,299      1,299
-------------------------------------------------------------------------------
Adjusted net income (loss)                    $   (26,704)   $ 9,273   $ 11,151
===============================================================================
BASIC EARNINGS PER SHARE
Reported net income (loss)                    $      (.69)   $   .21   $    .25
Goodwill amortization, net of tax                      --        .03        .03
-------------------------------------------------------------------------------
Adjusted net income (loss)                    $      (.69)   $   .24   $    .28
===============================================================================
DILUTED EARNINGS PER SHARE
Reported net income (loss)                    $      (.68)   $   .20   $    .25
Goodwill amortization, net of tax                      --        .03        .03
-------------------------------------------------------------------------------
Adjusted net income (loss)                    $      (.68)   $   .23   $    .28
===============================================================================

                                                    Calgon Carbon Corporation 23

6. PRODUCT WARRANTIES

The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves.

     Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date. The change in the warranty reserve, which is included in accounts payable and accrued liabilities in the consolidated balance sheets, is as follows:

                                                                              December 31
                                                                         --------------------
                                                                              2002       2001
---------------------------------------------------------------------------------------------
Beginning Balance                                                        $   1,795    $ 1,374
Payments and replacement product                                              (675)      (497)
Additions to warranty reserve for warranties issued during the period        1,201      1,001
Change in the warranty reserve for pre-existing warranties                    (274)       (83)
---------------------------------------------------------------------------------------------
Ending Balance                                                           $   2,047    $ 1,795
=============================================================================================

7. BORROWING ARRANGEMENTS

SHORT-TERM DEBT

The Company's short-term debt at December 31, 2001 consists entirely of borrowings under its Belgian credit facility, which expired in March 2002.

LONG-TERM DEBT

                                                                              December 31
                                                                         ----------------------
(Thousands)                                                                   2002         2001
-----------------------------------------------------------------------------------------------
United States credit facilities                                          $  49,500    $  44,300
Pollution Control debt and Industrial Revenue bonds                          8,100        8,100
Other                                                                           --        3,235
-----------------------------------------------------------------------------------------------
Total                                                                    $  57,600    $  55,635
Less current maturities of long-term debt                                       --       (1,275)
-----------------------------------------------------------------------------------------------
Net                                                                      $  57,600    $  54,360
-----------------------------------------------------------------------------------------------

24 Calgon Carbon Corporation

UNITED STATES CREDIT FACILITIES

At December 31, 2002, the Company had a $113,400,000 credit facility consisting of an $86,800,000 five-year revolving credit facility expiring in May 2004 and a $26,600,000 364-day revolving credit facility. In 2002, the Company exercised a term-out option of fully borrowing under the 364-day revolving credit facility, thus extending the expiration of the 364-day revolving credit facility to May 2004 (as long as the Company remains fully borrowed under the facility through May 2004) which included a letter of credit sub-facility that may not exceed $30,000,000. Availability under this credit facility at December 31, 2002 was $50,000,000, which is net of $13,900,000 in outstanding letters of credit. The weighted average interest rate on the outstanding balance less the effect of the interest rate swap agreement (See Note 16) was 2.80% at December 31, 2002. The Company was in compliance with all covenants relating to the United States (U.S.) credit facility as of December 31, 2002. On March 21, 2003, the Company terminated this facility after repaying the then outstanding borrowings from the proceeds of a new credit facility described below.

     On March 21, 2003, the Company closed on a three-year $100,000,000 unsecured revolving credit facility that expires in March 2006. Included in the agreement is a letter of credit sub-facility that may not exceed $30,000,000. The Company has the option at any point during the term of the facility to request an expansion of the facility at its original terms and conditions by an amount not to exceed $25,000,000. The participating lenders are not required to participate in the facility expansion, but do retain the right of first refusal before the Company can negotiate with other lenders. The interest rate is based upon Euro based rates with other interest rate options available. The applicable Euro Dollar margin will range from 0.80% to 1.40% and the annual facility fee ranges from 0.20% to 0.35% of the committed amount and is based upon the Company's ratio of debt to earnings before interest, tax, depreciation and amortization (EBITDA). At December 31, 2002, the applicable Euro-based rate to which the margin would be added was 1.42%. The U.S. credit facility's covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, operating income to net interest expense, operating assets to debt and net worth. In addition the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

POLLUTION CONTROL DEBT AND INDUSTRIAL REVENUE BONDS

The City of Ashland, Kentucky Floating Rate Pollution Control and Industrial Revenue bonds totaling $5,100,000 bear interest at a variable rate and are due October 1, 2006. As of December 31, 2002, the interest rate was 1.85%. These pollution control bonds are secured by certain pollution control assets located at the Company's Catlettsburg, Kentucky plant.

     The Mississippi Industrial Revenue Bonds totaling $3,000,000 bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2002 was 1.65%. These bonds were issued to finance certain equipment acquisitions at the Company's Pearl River, Mississippi plant.

BELGIAN CREDIT FACILITY

The Company established a new bank credit facility in Belgium that replaced the credit facility which expired in March, 2002. The credit facility provides for borrowings up to 6.0 million Euros, net of letters of credit issued. The credit facility has no set maturity date and is made available on an "until further notice" basis. The Company had no outstanding borrowings under this facility as of December 31, 2002. At December 31, 2002, the Company was in compliance with all financial covenants of the Belgian credit facility.

FAIR VALUE OF LONG-TERM DEBT

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates and accordingly the carrying value of these obligations approximates their fair value.

MATURITIES OF DEBT

The Company is obligated to make principal payments on long-term debt (giving effect to the March 21, 2003 debt refinancing discussed above) outstanding at December 31, 2002 of $54,600,000 in 2006 and $3,000,000 thereafter.

                                                    Calgon Carbon Corporation 25

8. COMMITMENTS

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $5,311,000 in 2003, $4,620,000 in 2004,
$3,155,000 in 2005, $1,625,000 in 2006, $874,000 in 2007 and $2,864,000
thereafter. Total rental expenses on all operating leases were $5,123,000, $6,894,000 and $7,034,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     The Company has in place a long-term supply contract for the purchase of raw materials for one of its manufacturing facilities. Future minimum purchase requirements under the terms of that contract are $4,043,000 in 2003, $4,169,000 in 2004, $4,298,000 in 2005, $4,431,000 in 2006, $4,569,000 in 2007 and
$19,735,000 thereafter.

     Total payments made for raw materials purchased under the aforementioned supply contract were $6,708,000, $6,939,000 and $6,556,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     On February 25, 2003, the Company announced the resignation of James A. Cederna ("Mr. Cederna") from the Company's Board of Directors and as the Company's chief executive officer. The terms of Mr. Cederna's separation agreement include a severance payment of $1,825,000 payable in April 2003 and the continuance of certain benefits through December 31, 2005

9. SHAREHOLDERS' EQUITY

The Company's Board of Directors in 2000 authorized the purchase of up to 500,000 shares of the Company's stock. As of December 31, 2002, 11,300 shares have been purchased under this stock buy back program.

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

     On February 6, 2003, the Board of Directors declared a dividend of $0.03 per common share, which was issued to shareholders of record as of February 21, 2003, and was paid on March 7, 2003.

10. STOCK COMPENSATION PLANS

At December 31, 2002, the Company had two stock-based compensation plans that are described below.

EMPLOYEE STOCK OPTION PLAN

The Company has an Employee Stock Option Plan for officers and other key employees of the Company that permits grants of up to 6,738,640 shares of the Company's common stock. Stock options may be "nonstatutory," with a purchase price not less than 80% of fair market value on the date of the grant, or "incentive" with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option. "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant.

26 Calgon Carbon Corporation

A summary of the Plan activity for the years ended December 31, 2002, 2001 and 2000 is presented below:

                                                  2002                       2001                      2000
                                       ------------------------   ------------------------    ----------------------
                                                      WEIGHTED-                  Weighted-                 Weighted-
                                                        AVERAGE                    Average                   Average
                                                       EXERCISE                   Exercise                  Exercise
                                            SHARES        PRICE        Shares        Price        Shares       Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         2,418,850    $    7.45     1,751,100    $    7.36     1,219,250   $    8.66
Granted                                  1,183,300         5.69       879,700         7.69       881,500        6.14
Exercised                                  (76,050)        5.60       (54,425)        7.42        (3,075)       6.06
Canceled                                  (387,950)        8.82      (157,525)        7.85      (346,575)       8.85
--------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               3,138,150         6.66     2,418,850         7.45     1,751,100        7.36
Options exercisable at year-end          1,862,800                  1,143,900                    712,700
Weighted-average fair value of
 options granted during the year       $      2.03                $      2.68                 $     2.03
====================================================================================================================


     The following table summarizes information about stock options outstanding at December 31, 2002:

                                          Options Outstanding                         Options Exercisable
                                 -----------------------------------------------   ----------------------------
                                                      Weighted-
                                                        Average     Weighted-                      Weighted-
                                      Number          Remaining       Average        Number          Average
Range of Exercise Prices         Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------------------
$ 5.07 to $7.29                    2,165,650          8.2 Years       $     5.81     1,594,400        $    5.63
$ 7.63 to $11.38                     962,500          7.5 Years             8.49       258,400            10.32
$11.75 to $17.63                      10,000          1.5 Years            13.16        10,000            13.16
---------------------------------------------------------------------------------------------------------------
                                   3,138,150          7.9 Years       $     6.66     1,862,800        $    6.32
===============================================================================================================

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

The 1993 Non-Employee Directors' Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares that will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant.

     A summary of the Plan activity for the years ended December 31, 2002, 2001 and 2000 is presented below:

                                                2002                          2001                        2000
                                       ---------------------------   -------------------------   ---------------------------
                                                         Weighted-                   Weighted-                     Weighted-
                                                           Average                     Average                       Average
                                          Shares    Exercise Price    Shares    Exercise Price   Shares       Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         256,200    $         7.62    178,200       $     7.28      94,200        $     7.83
Granted                                   61,600              8.27     78,000             8.39      84,000              6.66
Exercised                                (21,500)             6.46         --               --          --                --
Canceled                                  (3,100)            15.50         --               --          --                --
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               293,200              7.76    256,200             7.62     178,200              7.28
Options exercisable at year-end          293,200                      256,200                      164,200
Weighted-average fair value of
 options granted during the year       $    2.96                     $   3.02                    $    2.21
============================================================================================================================

                                                    Calgon Carbon Corporation 27

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                        Options Outstanding                           Options Exercisable
                            ---------------------------------------------------   ------------------------------
                                            WEIGHTED-AVERAGE
                                 NUMBER            REMAINING   Weighted-Average        Number   Weighted-Average
Range of Exercise Prices    OUTSTANDING     CONTRACTUAL LIFE     Exercise Price   Exercisable     Exercise Price
----------------------------------------------------------------------------------------------------------------
$ 6.38 to $8.39                 282,600            8.3 Years        $      7.47       282,600       $       7.47
$15.50                           10,600            0.9 Years              15.50        10,600              15.50
----------------------------------------------------------------------------------------------------------------
                                293,200            8.0 Years        $      7.76       293,200       $       7.76
================================================================================================================

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and net income
(loss) per common share would have been as follows:

                                                                        Year Ended December 31
                                                                   ---------------------------------
(Dollars in thousands except per share data)                            2002        2001        2000
----------------------------------------------------------------------------------------------------
Net income (loss)
                                                     As reported   $ (26,704)   $  7,974    $  9,852
                     Stock-based compensation, net of tax effect   $    (609)   $   (695)   $   (199)
                                                       Pro forma   $ (27,313)   $  7,279    $  9,653
----------------------------------------------------------------------------------------------------
Net income (loss)
 per common share
  Basic                                              As reported   $    (.69)   $    .21    $    .25
                                                       Pro forma   $    (.70)   $    .19    $    .25
  Diluted                                            As reported   $    (.68)   $    .20    $    .25
                                                       Pro forma   $    (.70)   $    .19    $    .25
====================================================================================================

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                        2002            2001            2000
                                  ------------------------------------------
Dividend yield                          2.37%           2.37%           3.51%
Risk-free interest rates          3.62%-5.87%     3.62%-4.90%     5.87%-6.70%
Expected volatility                   42%-46%             43%         40%-48%
Expected lives of options            5 years         5 years       2-5 years
============================================================================

28 Calgon Carbon Corporation

11. PENSIONS

The Company sponsors defined benefit plans covering substantially all employees. For U.S. plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002 and the funded status as of December 31 of both years:

                                                             December 31
                                                       -----------------------
(Thousands)                                                  2002         2001
------------------------------------------------------------------------------

RECONCILIATION OF PROJECTED BENEFIT OBLIGATION
Projected benefit obligations at January 1             $   49,597   $   46,789
Service cost                                                2,214        2,070
Interest cost                                               3,820        3,464
Plan amendments and other                                   2,092          148
Actuarial losses (gains)                                    4,456         (460)
Benefits paid                                              (4,751)      (2,414)
------------------------------------------------------------------------------
Projected benefit obligations at December 31           $   57,428   $   49,597
------------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1                 $   40,217   $   45,522
Actual return on plan assets                               (5,500)      (2,926)
Employer contributions                                        170           35
Benefits paid                                              (4,751)      (2,414)
------------------------------------------------------------------------------
Fair value of plan assets at December 31               $   30,136   $   40,217
------------------------------------------------------------------------------

Funded status of plans at December 31                  $  (27,292)  $   (9,380)
Unrecognized net actuarial losses (gains)                  11,700       (1,594)
Unrecognized prior service cost                             5,099        3,842
------------------------------------------------------------------------------
Accrued pension cost at December 31                    $  (10,493)  $   (7,132)
------------------------------------------------------------------------------

AMOUNTS RECOGNIZED IN THE BALANCE SHEETS
Accrued benefit liability                              $  (17,268)  $   (7,132)
Intangible pension asset (included in other assets)         3,290           --
Accumulated other comprehensive loss                        3,485           --
------------------------------------------------------------------------------
Net amount recognized at December 31                   $  (10,493)  $   (7,132)
==============================================================================

     For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2002, 2001 and 2000:

                                             Year Ended December 31
                                   -------------------------------------------
(Thousands)                                2002          2001             2000
------------------------------------------------------------------------------
Service cost                       $      2,214    $    2,070     $      2,099
Interest cost                             3,820         3,464            3,481
Expected return on assets                (3,567)       (4,054)          (4,385)
Prior service cost                          393           359              359
Net amortization                            (67)         (355)            (698)
Settlement charge                           422            --               --
------------------------------------------------------------------------------
Net periodic pension cost          $      3,215    $    1,484     $        856
==============================================================================

                                                    Calgon Carbon Corporation 29

     For U.S. plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                                 2002         2001
----------------------------------------------------------------------------------
Weighted average actuarial assumptions at December 31:
Discount rate                                                    6.75%        7.25%
Expected annual return on plan assets                            9.00%        9.00%
Rate of increase in compensation levels                      2.00-4.00   2.00-4.00
----------------------------------------------------------------------------------

     For European plans, the following tables provide a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002 and the funded status as of December 31 of both years:

                                                              December 31
                                                      --------------------------
(Thousands)                                                   2002          2001
--------------------------------------------------------------------------------
RECONCILIATION OF PROJECTED BENEFIT OBLIGATION
Projected benefit obligations at January 1            $     13,646  $     14,874
Service cost                                                   328           411
Interest cost                                                  853           906
Employee contributions                                         131           118
Actuarial losses (gains)                                       189        (1,067)
Benefits paid                                               (1,045)       (1,110)
Foreign currency exchange rate changes                       2,204          (486)
--------------------------------------------------------------------------------
Projected benefit obligations at December 31          $     16,306  $     13,646
--------------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1                $      7,165  $      7,292
Actual return on plan assets                                  (334)         (191)
Employer contributions                                       1,138         1,306
Employee contributions                                         131           118
Benefits paid                                               (1,045)       (1,110)
Foreign currency exchange rate changes                       1,013          (250)
--------------------------------------------------------------------------------
Fair value of plan assets at December 31              $      8,068  $      7,165
--------------------------------------------------------------------------------

Funded status of plans at December 31                 $     (8,238) $     (6,481)
Unrecognized net actuarial losses (gains)                    1,000          (143)
Unrecognized net transition obligation                         324           320
--------------------------------------------------------------------------------
Accrued pension cost at December 31                   $     (6,914) $     (6,304)
================================================================================

AMOUNTS RECOGNIZED IN THE BALANCE SHEETS
Accrued benefit liability                             $     (7,996) $     (6,304)
Intangible pension asset (included in other assets)            110            --
Accumulated other comprehensive loss                           972            --
--------------------------------------------------------------------------------
Net amount recognized at December 31                  $     (6,914) $     (6,304)
================================================================================

30 Calgon Carbon Corporation

     For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2002, 2001 and 2000:

                                    Year Ended December 31
                            --------------------------------------
(Thousands)                       2002          2001          2000
------------------------------------------------------------------
Service cost                $      328    $      411    $      937
Interest cost                      853           906           920
Expected return on assets         (569)         (542)         (538)
Net amortization                    32            33            61
------------------------------------------------------------------
Net periodic pension cost   $      644    $      808    $    1,380
==================================================================

     For European plans, the assumptions used in the measurement of the benefit obligations are shown in the following table:

                                                              2002       2001
                                                           ------------------
Weighted average actuarial assumptions at December 31:
Discount rate                                                 5.78%      5.87%
Expected annual return on plan assets                         7.08%      7.25%
Rate of increase in compensation levels                       3.48%      3.46%
==============================================================================

     The accumulated benefit obligation and fair value of plan assets for European pension plans with accumulated benefit obligations in excess of plan assets were $14,658,000 and $8,068,000, respectively, as of December 31, 2002, and $8,946,000 and $3,590,000, respectively, as of December 31, 2001.

     The Company also sponsors a defined contribution pension plan for certain employees that permits employee contributions up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 25% of the employee contribution up to a maximum of 4% of employee compensation. Employer contributions vest immediately. Total expenses related to this defined contribution plan were not significant during the periods presented.

     The non-current portion of $23,239,000 and $12,692,000 at December 31, 2002 and 2001 for the U.S. and European pension liabilities is included in other non-current liabilities.

12. PROVISION FOR INCOME TAXES

The components of the provision for income taxes were as follows:

                                     Year Ended December 31
                             --------------------------------------
(Thousands)                        2002          2001          2000
-------------------------------------------------------------------
Current
  Federal                    $      (57)   $       57    $   (1,460)
  State and local                    40            --        (1,079)
  Foreign                           566         1,326         1,439
-------------------------------------------------------------------
                                    549         1,383        (1,100)
-------------------------------------------------------------------

Deferred
  Federal                          (283)        2,601         7,175
  State and local                (1,389)          232         1,540
  Foreign                         2,438          (622)       (3,119)
-------------------------------------------------------------------
                                    766         2,211         5,596
-------------------------------------------------------------------
Provision for income taxes   $    1,315    $    3,594    $    4,496
===================================================================

                                                    Calgon Carbon Corporation 31

     Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle for 2002, 2001 and 2000 includes $1,690,000, $1,980,000 and ($5,045,000) generated by operations outside the United States.

     The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

                                                                   Year Ended December 31
                                                           -------------------------------------
                                                                2002          2001          2000
------------------------------------------------------------------------------------------------
U.S. federal statutory rate                                     35.0%         35.0%         35.0%
State income taxes, net of federal income tax benefit           (3.5)          5.5           2.0
Higher tax rate on foreign income                                8.7           1.3           6.4
Reversal of U.S. deferred tax liability on undistributed
foreign income                                                    --            --          (5.9)
Benefit of extraterritorial income exclusion and foreign
sales corporation                                              (13.5)         (6.6)        (14.3)
Benefit of research and development tax credits                   --          (5.6)           --
Benefit of foreign tax credits                                  (3.3)           --            --
Revision of prior year's accruals                                 --            --           5.4
Other -- net                                                      .8           1.3           2.0
------------------------------------------------------------------------------------------------
Effective income tax rate                                       24.2%         30.9%         30.6%
================================================================================================

     During 2001, the Company completed an analysis of its U.S. research and development expenditures for the years 1998 through 2000. This analysis resulted in a U.S. tax credit related to the years 1998 through 2000 that will be available to offset future U.S. federal income tax of approximately $531,000.

     During 2000, the Company ceased providing for the income tax effect of the undistributed earnings of its European and Canadian subsidiaries and reversed the previously recorded income tax effect of these undistributed earnings. The effect of this change in estimate was an $862,000 reduction of tax expense. Management believes the earnings for its European and Canadian subsidiaries, as well as those for its Chinese subsidiaries created in 2001, will be reinvested in those subsidiaries for an indefinite period of time.

     During 2000, the Company performed a redetermination of the foreign sales corporation benefit for the years 1996 through 1999, which resulted in a refund of approximately $728,000 of taxes paid for 1996 through 1998, and a reduction in the tax accrual of $672,000. The effect of this refund and tax accrual reduction is reflected as a reduction to income tax expense for 2000.

     The Company has domestic operating loss carryforwards of approximately $50,837,000 as of December 31, 2002. These operating losses expire as follows:

Year (Thousands)   Federal Amount    State Amount
-------------------------------------------------
2003               $           --    $      1,064
2004                           --             807
2005                           --             956
2006                           --             285
2007                           --             325
2008                           --              56
2009                           --              73
2013                           --             170
2014                           --           7,934
2015                           --             274
2016                           --              49
2017                           --              89
2018                           --           4,862
2019                        2,760          11,132
2020                        6,964          10,689
2021                           --             715
2022                           --           1,633
-------------------------------------------------

32 Calgon Carbon Corporation

     The Company also has the following foreign operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2002:

Type (Thousands)                                      Amount    Expiration Date
-------------------------------------------------------------------------------
Tax credits --  domestic                            $  3,564          2003-2021
Operating loss carryforwards -- foreign             $ 31,629               None
===============================================================================

     The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1993. Management believes that adequate provisions for taxes have been made through December 31, 2002. The components of deferred taxes are composed of the following:

                                                             December 31
                                                      ------------------------
(Thousands)                                                 2002          2001
------------------------------------------------------------------------------
Deferred tax assets
  Foreign tax loss and credit carryforwards           $   11,182      $ 11,898
  U.S. net operating loss and credit carryforwards         8,117         9,352
  Accruals                                                 4,923         4,467
  Inventories                                                915           875
  Pensions                                                 7,427         5,043
  Goodwill and other intangible assets                    11,707            --
  Other                                                        2            66
  Valuation reserve                                       (2,658)       (2,564)
------------------------------------------------------------------------------
Total deferred tax assets                             $   41,615      $ 29,137
==============================================================================
Deferred tax liabilities
  Property, plant and equipment                       $   30,408      $ 32,800
  U.S. liability on Belgian net deferred tax assets        6,346         7,893
  U.S. liability on German net deferred tax assets         3,381         3,764
  U.S. liability on deferred foreign income                  468           491
  Cumulative translation adjustment                        2,449         1,079
  Goodwill and other intangible assets                        --         5,858
------------------------------------------------------------------------------
Total deferred tax liabilities                        $   43,052      $ 51,885
------------------------------------------------------------------------------
Net deferred tax liability                            $    1,437      $ 22,748
==============================================================================

     The Company's ability to utilize certain U.S. foreign tax credit carryforwards it has generated for the years 1998 through 2002 more likely than not will be limited to restrictions within the Internal Revenue Code. These credits total approximately $2,929,000 and $2,564,000 as of December 31, 2002 and 2001, respectively. The Company has recorded a valuation reserve for those carryforward amounts that are expected to expire prior to being utilized as a result of these restrictions.

                                                    Calgon Carbon Corporation 33

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                    Accumulated
                                         Currency      Minimum            Other
                                      Translation      Pension    Comprehensive
(Thousands)                            Adjustment    Liability    Income (Loss)
-------------------------------------------------------------------------------
Balance, January 1, 2000              $     5,508    $      --    $       5,508
Net Change                                   (173)          --             (173)
-------------------------------------------------------------------------------
Balance, December 31, 2000                  5,335           --            5,335
Net Change                                 (1,797)          --           (1,797)
-------------------------------------------------------------------------------
Balance, December 31, 2001                  3,538           --            3,538
Net Change                                  3,041       (2,794)             247
-------------------------------------------------------------------------------
Balance, December 31, 2002            $     6,579    $  (2,794)   $       3,785
===============================================================================

Foreign currency translation adjustments exclude income tax expense (benefit) for the earnings of the Company's European, Chinese and Canadian subsidiaries as management believes these earnings will be reinvested for an indefinite period of time. The income tax effect included in accumulated other comprehensive income (loss) for other non-U.S. subsidiaries was $178,000 and $221,000 at December 31, 2002 and 2001, respectively. The income tax benefit associated with the minimum pension liability adjustment included in accumulated other comprehensive income was $1,663,000 at December 31, 2002.

14. OTHER INFORMATION

Repair and maintenance expenses were $10,251,000, $10,204,000 and $11,153,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Other expense--net includes net foreign currency transaction gains (losses) of ($122,000), $111,000 and $683,000 for the years ended December 31, 2002, 2001 and 2000, tax (expense) benefit other than on income of ($614,000), $774,000 and ($934,000) for the years ended December 31, 2002, 2001 and 2000, and an unrealized derivative gain (loss) of $300,000 and ($336,000) for the years ended December 31, 2002 and 2001.

     Deferred tax (benefit) or expense included in the currency translation adjustments for 2002, 2001 and 2000 were $1,370,000, ($61,000) and ($2,684,000), respectively. Deferred tax benefit included in the translation adjustments for 2000 include $1,517,000 related to the reversal of the deferred tax effect on undistributed earnings of the Company's European and Canadian subsidiaries, as management ceased providing for the income tax effect on these undistributed earnings in 2000, as management does not believe these earnings will be remitted to the parent company in the foreseeable future.

15. SUPPLEMENTAL CASH FLOW INFORMATION

(Thousands)                                   2002           2001         2000
------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR
 Interest                             $      2,504   $      3,420    $   4,981
 Income taxes (refunded) paid -- net  $        216   $        770    $  (1,561)
------------------------------------------------------------------------------
BANK DEBT
 Borrowings on short-term debt        $         --   $        807    $   9,120
 Borrowings on long-term debt               57,772         23,103        7,771
 Repayments                                (60,992)       (25,951)     (29,103)
------------------------------------------------------------------------------
Net (repayments of) borrowings        $     (3,220)  $     (2,041)   $ (12,212)
==============================================================================

34 Calgon Carbon Corporation

16. DERIVATIVE INSTRUMENTS

During 2001, the Company entered into an interest rate swap agreement to fix the interest rate being paid on $10.0 million notional of borrowings under the United States credit facility (see Note 7). As discussed in Note 7, interest payments under the United States credit facility are based on a variable Euro-rate plus a spread. The effect of the interest rate swap agreement is to fix the interest payments for $10.0 million of borrowings under the United States credit facility at 5.48%. This agreement expired in January 2003. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, the Company recorded a liability for the fair value of this agreement of approximately $36,000 and $336,000 at December 31, 2002 and 2001, respectively. The Company recorded a gain (loss) of $300,000 and ($336,000) for the years ended December 31, 2002 and 2001, respectively. These amounts are reflected in other expense--net on the statement of income, as the Company did not receive hedge accounting treatment under SFAS No. 133.

     The Company had one and three foreign currency forward exchange contracts outstanding at December 31, 2002 and 2001, respectively, which are recognized on the balance sheet at their fair values or the estimated amounts at which they could be settled based on forward market exchange rates. The Company's corporate and foreign subsidiaries use forward exchange contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations. The Company did not receive hedge accounting treatment under SFAS No. 133 for these foreign currency forward exchange contracts. The fair value of these contracts at December 31, 2002 and 2001 were not material.

17. LITIGATION

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

     The Company is also currently a party in three cases involving alleged infringement of its U.S. patent No. 6,129,893 ("893 patent") or Canadian patent No. 2,331,525 ("525 patent") for the method of preventing cryptosporidium infection in drinking water. In the first case, Wedeco Ideal Horizons, Inc. (Wedeco) filed suit against the Company seeking a declaratory judgment that it does not infringe the Company's "893 patent" and alleging unfair competition by the Company. This matter is currently pending in the United States District Court for the District of New Jersey. In the second case, the Company has pending litigation against the Town of Ontario, New York and Robert Wykle, et al. in the United States District Court for the Western District of New York alleging that the defendant is practicing the method claimed within the "893 patent" without a license. In the third case, the Company has pending litigation against the City of North Bay, Ontario, Canada (North Bay) and Trojan Technologies, Inc. (Trojan) in the Federal court of Canada alleging patent infringemant by North Bay and inducemant of infringement by Trojan. Neither the Company nor its counsel can predict with any certainty the outcome of the three matters.

     The Company is involved in various legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Management believes, after consulting with counsel, that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated results of operations, cash flows or financial position of the Company.

                                                    Calgon Carbon Corporation 35

18. BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE

Computation of basic and diluted net income (loss) per common share is performed as follows:

                                                                                For the Year Ended
                                                                    --------------------------------------------
(Dollars in thousands, except per share amounts)                             2002            2001           2000
----------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting
 principle available to common stockholders                         $       4,222   $       7,974  $       9,852
Cumulative effect of change in accounting principle                       (30,926)             --             --
----------------------------------------------------------------------------------------------------------------
Income (loss) available to common stockholders                      $     (26,704)  $       7,974  $       9,852
----------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding
  Basic                                                                38,938,875      38,811,339     38,807,358
  Effect of diluted securities                                            191,711         345,537         62,662
----------------------------------------------------------------------------------------------------------------
  Diluted                                                              39,130,586      39,156,876     38,870,020
----------------------------------------------------------------------------------------------------------------
Basic net income per common share before cumulative effect of
 change in accounting principle                                     $         .11   $         .21  $         .25
Cumulative effect of change in accounting principle                          (.79)             --             --
----------------------------------------------------------------------------------------------------------------
Basic net income per common share                                   $        (.69)  $         .21  $         .25
----------------------------------------------------------------------------------------------------------------
Diluted net income per common share before cumulative effect of
 change in accounting principle                                     $         .11   $         .20  $         .25
Cumulative effect of change in accounting principle                          (.79)             --             --
----------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share                          $        (.68)  $         .20  $         .25
================================================================================================================

     As of December 31, 2002, there were 3,431,350 options outstanding with an exercise price range of between $5.07 and $15.50 per share. For the year ended December 31, 2001, there were 2,675,050 options outstanding with exercise prices ranging from $5.19 to $17.88 per share. For the year ended December 31, 2000, there were 1,929,300 options outstanding with exercise prices ranging from $5.00 to $17.88 per share.

19. SEGMENT INFORMATION

The Company has four reportable segments: Activated Carbon, Service, Engineered Solutions and Consumer. These reportable segments are composed of strategic business units that offer different products and services. The Company evaluates segment performance based primarily on economic profit (as defined by the Company) and operating income before amortization and restructuring charges.

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

36 Calgon Carbon Corporation

     An improvement in the Company's information reporting system in 2002 has allowed the Company to directly attribute, rather than allocate, certain inventory cost variances, distribution costs and assets, such as accounts receivable, to segments. As a result, the 2001 and 2000 information presented below has been restated to conform with the 2002 presentation.

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
NET SALES
Activated Carbon                                                    $     100,625   $     109,317   $    124,695
Service                                                                    93,494          92,336         90,978
Engineered Solutions                                                       40,081          48,227         32,724
Consumer                                                                   23,894          20,713         20,586
----------------------------------------------------------------------------------------------------------------
Consolidated net sales                                              $     258,094   $     270,593   $    268,983
================================================================================================================

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                 2002             2001           2000
----------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BEFORE AMORTIZATION AND
 RESTRUCTURING CHARGES
Activated Carbon                                                    $      6,757    $       8,361   $     12,936
Service                                                                   11,400           10,035         12,804
Engineered Solutions                                                      (6,094)           1,227         (2,414)
Consumer                                                                  (2,554)          (1,684)        (3,439)
----------------------------------------------------------------------------------------------------------------
                                                                    $      9,509    $      17,939   $     19,887

RECONCILING ITEMS
Restructuring (charges) credits                                             (116)            (324)         2,284
Amortization                                                                (248)          (2,278)        (2,284)
Interest income                                                              580             194            150
Interest expense                                                          (2,568)          (3,346)        (4,970)
Equity in loss of Calgon Mitsubishi Chemical Corporation                    (186)              --
Other expense--net                                                        (1,548)            (564)          (375)
----------------------------------------------------------------------------------------------------------------
Consolidated income before income taxes, minority interest
 and cumulative effect of change in accounting principle            $      5,423    $      11,621   $     14,692
================================================================================================================

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
DEPRECIATION
Activated Carbon                                                    $       9,550   $       9,557   $      9,753
Service                                                                     7,112           6,728          6,837
Engineered Solutions                                                          849             769            681
Consumer                                                                    1,280           1,004          1,042
----------------------------------------------------------------------------------------------------------------
                                                                    $      18,791   $      18,058   $     18,313
Amortization                                                                  248           2,278          2,284
----------------------------------------------------------------------------------------------------------------
Consolidated depreciation and amortization                          $      19,039   $      20,336   $     20,597
================================================================================================================

                                                    Calgon Carbon Corporation 37

                                                                                    December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS
Activated Carbon                                                    $     125,204   $     127,281   $    134,442
Service                                                                    93,593          91,882         89,844
Engineered Solutions                                                       48,345         101,008         96,586
Consumer                                                                   23,487          19,377         18,768
----------------------------------------------------------------------------------------------------------------
Consolidated total assets                                           $     290,629   $     339,548   $    339,640
================================================================================================================

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT EXPENDITURES
Activated Carbon                                                    $       4,753   $       5,771   $      1,149
Service                                                                     4,310           5,511          7,413
Engineered Solutions                                                        1,176             691            351
Consumer                                                                    1,198             590            538
----------------------------------------------------------------------------------------------------------------
Consolidated property, plant and equipment expenditures             $      11,437   $      12,563   $      9,451
================================================================================================================


GEOGRAPHIC INFORMATION

Net sales are attributable to countries based on location of customer.

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
NET SALES
United States                                                       $     147,410   $     164,995   $    149,297
Germany                                                                    24,063          22,151         25,236
United Kingdom                                                             16,194          15,178         16,007
Japan                                                                       9,221          12,341         14,425
Other                                                                      61,206          55,928         64,018
----------------------------------------------------------------------------------------------------------------
Consolidated net sales                                              $     258,094   $     270,593   $    268,983
================================================================================================================

                                                                                Year Ended December 31
                                                                    --------------------------------------------
(Thousands)                                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS
United States                                                       $     119,079   $     182,153   $    188,837
Belgium                                                                    16,933          15,170         15,678
Germany                                                                     6,418           5,603          5,837
Canada                                                                      5,502           5,440          5,963
Japan                                                                       7,035           4,651          5,444
United Kingdom                                                              5,324           4,825          4,655
China                                                                       6,131              --             --
France                                                                         57              64             84
----------------------------------------------------------------------------------------------------------------
                                                                    $     166,479   $     217,906   $    226,498
Deferred taxes                                                              7,733           7,387          9,057
----------------------------------------------------------------------------------------------------------------
Consolidated long-lived assets                                      $     174,212   $     225,293   $    235,555
================================================================================================================

38 Calgon Carbon Corporation

SIX-YEAR SUMMARY SELECTED FINANCIAL AND STATISTICAL DATA

                                                                                    Year Ended December 31
                                                       ---------------------------------------------------------------------------
(Dollars in thousands, except per share data)                2002         2001         2000         1999         1998         1997
----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                                              $  258,094   $  270,593   $  268,983   $  296,152   $  301,040   $  327,500
Income (loss) from operations                          $    9,145   $   15,337   $   19,887   $  (15,649)  $   19,440   $   38,212
Interest expense                                       $    2,568   $    3,346   $    4,970   $    4,893   $    4,771   $    4,057
Net income (loss) before cumulative effect of
 accounting change (a)(b)(c)                           $    4,222   $    7,974   $    9,852   $  (13,729)  $    8,269   $   21,484
Cumulative effect of accounting change                 $  (30,926)          --           --           --           --           --
Net income (loss)                                      $  (26,704)  $    7,974   $    9,852   $  (13,729)  $    8,269   $   21,484
Percent of pre-tax income (loss) to sales                     2.1%         4.3%         5.5%        (7.8)%        4.3%       10.10%
Net income (loss) per common share before
 cumulative effect of change in accounting
 principle--basic (a)(b)(c)                            $      .11   $      .21   $      .25   $     (.35)  $      .21   $      .54
Cumulative effect of change in accounting principle    $     (.79)          --           --           --           --           --
Net income (loss) per common share--basic (a)(b)(c)    $     (.69)  $      .21   $      .25   $     (.35)  $      .21   $      .54
Net income (loss) per common share before
 cumulative effect of change in accounting
 principle--diluted (a)(b)(c)                          $      .11   $      .20   $      .25   $     (.35)  $      .21   $      .54
Cumulative effect of change in accounting principle    $     (.79)          --           --           --           --           --
Net income (loss) per common share--diluted (a)(b)(c)  $     (.68)  $      .21   $      .25   $     (.35)  $      .21   $      .54
Dividends declared per common share                    $      .12   $      .20   $      .15   $      .29   $      .32   $      .32
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA (AT YEAR-END):
Working capital                                        $   77,467   $   66,513   $   40,706   $   51,124   $   58,022   $   57,252
Total assets                                           $  290,629   $  339,548   $  339,640   $  361,505   $  406,994   $  419,040
Long-term debt                                         $   57,600   $   54,360   $   48,077   $   76,120   $   71,101   $   72,297
Treasury stock, at cost                                $   27,129   $   27,130   $   27,131   $   27,115   $   26,986   $   20,066
----------------------------------------------------------------------------------------------------------------------------------

OTHER SELECTED DATA (AT YEAR-END):
Return (loss) on average shareholders' equity                 (16)%          4%           5%          (7)%          4%          10%
Ratio of total debt to total capitalization                    27%          26%          27%          31%          31%          27%
Current ratio                                                 299%         239%         164%         179%         181%         170%
Effective tax rate                                           24.2%        30.9%        30.6%       (40.7)%       36.1%        35.3%
Treasury stock, in thousands                                2,787        2,787        2,788        2,781        2,762        1,761
Shares outstanding, in thousands                           38,963       38,856       38,802       38,802       38,742       39,743
Book value per outstanding common share                $     3.94   $     4.73   $     4.77   $     4.67   $     5.42   $     5.52
Market value of common stock                           $     4.94   $     8.35   $     5.69   $     5.88   $     7.50   $    10.75
Price earnings ratio of stock prices                           --         41.8         22.8           --         35.7         19.9
Capital expenditures                                   $   11,437   $   12,563   $    9,451   $    8,582   $   19,375   $   34,481
Number of registered shareholders                           1,833        1,841        1,871        1,861          803          866
Number of employees                                           976          960          995        1,185        1,195        1,341
==================================================================================================================================

(a) After an after-tax charge in 1997 of $.95 million or $.03 per share resulting from a restructuring of operations.

(b) After an after-tax charge in 1998 of $4.70 million or $.12 per share resulting from a restructuring of operations.

(c) After an after-tax charge in 1999 of $18.02 million or $.46 per share resulting from a restructuring of operations.

                                                    Calgon Carbon Corporation 39

QUARTERLY FINANCIAL DATA -- UNAUDITED

                                                    2002                                                2001
                            ---------------------------------------------------  --------------------------------------------------
(Thousands except per
 share data)                1st Quarter  2nd Quarter   3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                   $    63,136  $    67,484   $    64,832  $    62,642  $    66,918  $    74,899  $    64,743  $    64,033
Gross profit                $    19,593  $    21,102   $    19,464  $    19,969  $    23,542  $    25,094  $    20,314  $    18,138
Net income                  $   (29,530) $     1,934   $       556  $       336  $     2,334  $     3,864  $     1,546  $       230
===================================================================================================================================

COMMON STOCK DATA:
Net income (loss) per
 common share
  Basic                     $      (.76) $       .05   $       .01  $       .01  $       .06  $       .10  $       .04  $       .01
  Diluted                   $      (.75) $       .05   $       .01  $       .01  $       .06  $       .10  $       .04  $       .01
===================================================================================================================================

Average common shares
 outstanding
  Basic                          38,889       38,940        39,963       38,963       38,802       38,802       38,811       38,831
  Diluted                        39,176       39,369        39,017       38,963       38,958       39,138       39,186       39,343
===================================================================================================================================

During the second quarter of 2002, the Company completed its initial impairment review of goodwill as of January 1, 2002 as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The effect of adopting this change in accounting principle effective for the first quarter of 2002 reduced previously reported net income for the quarter ended March 31, 2002 by $30.9 million to a net loss of $29.5 million, basic net income per share by $0.80 to a basic net loss per share of $0.76, and diluted net income per share by $0.79 to a diluted net loss per share of $0.75.

COMMON SHARES AND MARKET INFORMATION

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,833 registered shareholders at year end.

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

                                                         2002                                    2001
                                             ------------------------------         -------------------------------
Fiscal Quarter                               High          Low     Dividend         High          Low      Dividend
-------------------------------------------------------------------------------------------------------------------
First                                        9.00         6.97     $   .030         7.50         5.63      $   .050
Second                                       9.89         7.30     $   .030         8.85         7.01      $   .050
Third                                        8.65         5.22     $   .030         8.85         6.91      $   .050
Fourth                                       5.99         4.00     $   .030         9.50         7.25      $   .050
===================================================================================================================

40 Calgon Carbon Corporation

BOARD OF DIRECTORS

Robert W. Cruickshank (1)
Financial Consultant

Thomas A. McConomy  (2) (3)
Retired President, Chief Executive Officer,
Calgon Carbon Corporation

Interim Chairman of the Board,
Calgon Carbon Corporation

Julie S. Roberts (1)
Chief Financial Officer, Marriott ExecuStay

Seth E. Schofield  (4)
Retired Chairman and Chief Executive Officer,
USAir Group (currently US Airways)

John P. Surma (2)
President, United States Steel Corporation

Harry H. Weil  (1) (3) (4)
Retired Counsel to the Law Firm of ReedSmith LLP

Robert L. Yohe (2) (4)
Retired Vice Chairman, Olin Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee

CORPORATE OFFICERS

Leroy M. Ball
Vice President, Chief Financial Officer

James G. Fishburne
Senior Vice President, Americas and Asia

Gail A. Gerono
Vice President,
Investor Relations, Communications, and Human Resources

C.H.S. (Kees) Majoor
Senior Vice President, Europe

Michael J. Mocniak
Vice President, General Counsel and Secretary

Robert P. O'Brien
Senior Vice President, Global Business Development

John S. Stanik
Interim President and Chief Executive Officer

INFORMATION FOR SHAREHOLDERS

CORPORATE OFFICE
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205
(412) 787-6700

Mailing Address:
P.O. Box 717
Pittsburgh, PA 15230-0717

E-mail:
ccc-info@calgoncarbon.com

Web site:
www.calgoncarbon.com

STOCK MARKET

Calgon Carbon Corporation's Common
Stock is publicly traded on the New York
Stock Exchange under the symbol CCC.

ANNUAL MEETING

The Calgon Carbon Corporation
Annual Meeting of Stockholders
will be held on Tuesday,
April 22, 2003 at 1:00 p.m. EDST,
in the Corporate Offices of
Calgon Carbon Corporation,
400 Calgon Carbon Drive,
Pittsburgh, PA 15205.

FORM 10-K

The Calgon Carbon Corporation Form 10-K
for 2002 is available by written, telephone, or e-mail request to Gail A. Gerono, Investor Relations,
Calgon Carbon Corporation,
(412) 787-6795.
gerono@calgoncarbon.com

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(781) 575-2724

Private Couriers/Registered mail:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Questions and Inquiries:
http://www.equiserve.com

Hearing Impaired #:
TDD: 1 (800) 952-9245

INVESTOR RELATIONS

Gail A. Gerono
Investor Relations
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717
(412) 787-6795
gerono@calgoncarbon.com

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

UNITED STATES SALES OFFICES

Monterey, Calif.
Vero Beach, Fla.
Flemington, N.J.
Pittsburgh, Pa.
Houston, Texas

EUROPEAN SALES OFFICES

Chemviron Carbon GmbH
Feluy, Belgium
Frankfurt, Germany

Chemviron Carbon
Frankfurt, Germany

ASIAN SALES OFFICES

Tokyo, Japan
Singapore
Taipei, Taiwan

PLANT LOCATIONS

Feluy, Belgium
Grays, England
Houghton Le Spring, England
Bodenfelde, Germany
Fukui, Fukui Prefecture, Japan
Kurosaki, Fukuoka Prefecture, Japan
Datong, People's Republic of China
Tianjin, People's Republic of China
Blue Lake, Calif., U.S.
Catlettsburg, Ky., U.S.
Neville Island, Pa., U.S. (three plants)
Pearlington, Miss., U.S.

Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717