Form 10-K, Exhibit 13
period 2004-12-31
CALGON CARBON CORPORATION
filed 2005-03-14
CIK 812701

CALGON CARBON CORPORATION

2004 Annual Report

NEW SOLUTIONS TO MAKE WATER AND AIR SAFER AND CLEANER

Financial Highlights

(Dollars in millions except per share data)	2004	2003	2002
Net Sales	$336.57	$278.32	$258.09
Income Before Cumulative Effect of Change in Accounting Principle	$5.89	$4.49	$4.22
Net Income (Loss)	$5.89	$4.49	$(26.70)
Income per Common Share Before Cumulative Effect of Change in Accounting Principle
Basic	$0.15	$0.12	$0.11
Diluted	$0.15	$0.11	$0.11
Income (Loss) per Common Share
Basic	$0.15	$0.12	$(0.69)
Diluted	$0.15	$0.11	$(0.68)

Contents

1	To Our Shareholders

3	Building Competitive Strength

9	Management’s Discussion and Analysis

17	Report of Management

18	Internal Controls – Report of Independent Registered Public Accounting Firm

19	Financial Statements – Report of Independent Registered Public Accounting Firm

20	Consolidated Statements of Income and Comprehensive Income

21	Consolidated Balance Sheets

22	Consolidated Statements of Cash Flows

23	Consolidated Statements of Shareholders’ Equity

24	Notes to the Consolidated Financial Statements

46	Six-Year Summary Selected Financial and Statistical Data

47	Quarterly Financial Data—Unaudited

47	Common Shares and Market Information

To Our Shareholders

John S. Stanik

President and Chief Executive Officer

I am pleased to report that Calgon Carbon made significant progress in 2004 on each initiative of its three-year strategic plan: strengthening the carbon and service business; providing new solutions for purification problems through technical innovation; and enhancing the company’s presence in Asia and other regions of the world. During the past year, the “building year” of the strategic plan, the company achieved many successes that will provide a solid foundation for the future. As a result, Calgon Carbon is a much stronger company.

This strength is reflected in the financial results for 2004. Operating income increased by approximately 52% over 2003. Return on invested capital improved by 21%. Selling, general and administrative expenses as a percent of sales were reduced to 17.3% versus 18.6% last year.

Other key accomplishments of 2004 were:

•	Integrated the newly acquired Specialty Products Division of Waterlink, Inc., known as Barnebey Sutcliffe and Sutcliffe Speakman, a leading provider of products, systems and services using activated carbon for water and air purification. The acquisition expanded Calgon Carbon’s product portfolio, with the addition of a line of indoor air purification systems, and positioned the company as a leading provider of coconut-based activated carbons.

•	Reduced debt by approximately 10%. The company borrowed $33.3 million in February 2004 to purchase Waterlink, and approximately 10% of total debt had been eliminated by year-end.

•	Accelerated new product development by establishing a Global Steering Committee to ensure the timely commercialization of products designed to satisfy a pre-determined demand in the marketplace.

Calgon Carbon Corporation 1

•	Launched 14 new products, underscoring the company’s role as a leader in developing solutions for purification problems and providing a base for revenue growth. Several new products introduced in 2004 are highlighted in the following pages.

•	Entered the large and growing global market for wastewater disinfection with an innovative system that offers cost-effective and technical advantages.

•	Continued to strengthen the company’s position in Asia. Calgon Carbon’s Japanese joint venture, Calgon Mitsubishi Chemical Corporation, improved its profitability by 133% versus 2003. Also in 2004, the company opened sales offices in Beijing and Shanghai, China.

•	Completed a 15-month analytical and planning effort to enhance the company’s profitability. The result is a wide-ranging re-engineering plan, approved by the Board of Directors in February 2005, that impacts every facet of the business.

Throughout 2004, competitive pricing and escalating costs for raw materials, energy, transportation, and employee benefits had a serious negative impact on Calgon Carbon’s margins. Looking forward, margin improvement remains a top priority for 2005. The re-engineering plan attacks this problem and, in fact, was specifically designed to generate significant margin improvement.

The company acted decisively to implement the plan that was approved in February 2005. Changes are being made in every segment of the business, as we adjust our commercial, manufacturing, and logistical strategies. In addition, we continue to invest in our future by maintaining a strong focus on new product development. We are confident that the changes we are making will result in improved profitability in the coming years.

I am grateful once again for the effort and resolve of our employees and pledge on their behalf, and on the behalf of senior management, a commitment to achieve success in 2005.

Sincerely,

John S. Stanik
President and Chief Executive Officer

2 Calgon Carbon Corporation

Building Competitive Strength

In 2004, Calgon Carbon Corporation completed its first full year of implementing a three-year strategic plan designed to accelerate growth and profitability. Implementation efforts focused on strengthening the carbon and service business, launching new solutions for water and air purification, improving margins, and reducing costs. Guided by strategies and tactics developed in 2003 — and continually updated to match shifting market conditions — significant progress was made on all fronts.

CARBON AND SERVICE

A major step in expanding carbon and service capabilities was the February 2004 acquisition of Waterlink’s Specialty Products Division, known as Barnebey Sutcliffe in the U.S. and Sutcliffe Speakman in the U.K. The acquisition significantly increased Calgon Carbon’s share in the coconut-based carbon market, which the company estimates at $175 million. Calgon Carbon has traditionally led the industry in granular activated carbon (GAC) and provided comprehensive field services to its customers. The acquisition enhanced those capabilities, particularly in impregnated GAC and field service coverage, and added new market opportunities in indoor air purification. Because of a successful and rapid integration, the acquisition was accretive in the third quarter, a full quarter ahead of plan.

Advantages of Calgon Carbon’s Filtrasorb® activated carbons for drinking water purification were again recognized in the marketplace when a new study, conducted by the Greater Cincinnati Water Works (GCWW), confirmed their outstanding performance and cost efficiency. Of six domestic and imported carbons studied in actual operating conditions, Calgon Carbon’s product achieved the best and most cost-effective performance in removing organic compounds. This unsolicited third-party study resulted in tangible new evidence of Filtrasorb’s® superiority, and a contract from GCWW for 1.4 million pounds of granular activated carbon.

NEW PRODUCT DEVELOPMENT

Targeting both current and emerging purification problems, technical innovation increased substantially during 2004, and new products/solutions were launched in every line of business.

With a broad knowledge of adsorbent media and purification technologies, Calgon Carbon’s development teams explore a wide range of media options in providing the best solution for each new challenge. And when the preferred approach is not carbon-based, or if it requires additional manufacturing capabilities, the chosen route may include alliances, licensing agreements, or acquisitions.

Development efforts are now directed by a Global Technical Steering Committee, formed early in the year to formalize the process and ensure that opportunities pursued are ones that could significantly impact revenue growth and margin contribution. Senior management, representing all global regions, comprise the committee and evaluate each new concept with respect to market need, technical feasibility, and commercial potential. This market-driven process is designed to ensure adequate funding, timely progress, and successful commercialization of technically superior, cost-efficient products with distinct competitive advantages.

Calgon Carbon Corporation 3

New Solutions in Public Protection

For more than 40 years, Barnebey Sutcliffe has manufactured and supplied containment filtration systems—often incorporating Calgon Carbon’s specialty impregnated carbons—to prevent the escape of exhaust air from nuclear power plants, military installations, laboratories, and other sites that could contain radioactive particulates and/or gaseous contaminants. Now, with the new U.S. imperative for homeland security, Calgon Carbon has modified this proven technology to protect buildings and their inhabitants from biological, chemical, or radiological threats originating from the outside, positioning the company to provide protection to the public on a large scale.

PROTECT™ CONTAINMENT SYSTEMS

Introduced in November 2004, Protect™ Containment Systems reflect enhanced capabilities in carbon filter manufacturing, impregnation, and on-site services. Each system uses high-efficiency carbon and/or particulate filters to isolate and remove potentially hazardous contaminants, and provides protection for service personnel during filter exchange.

The new product line encompasses a wide range of equipment and specially designed filter systems—including filters containing the company’s military-grade ASZM-TEDA™ carbon—to remove contaminants such as acid gases, organic vapors, mercury, ammonia, radioactive iodine, formaldehyde, and chemical warfare agents. Systems are manufactured to specification and assembled with other components, such as building air handling systems, HEPA filters, precipitators, and control panels. Calgon Carbon provides integrated turnkey systems and all related services, including installation, field support, and spare parts.

These systems can be used to protect research and military labs, government installations, airports, hospitals, schools, and virtually any other government or public building. The market is currently valued in excess of $30 million, and annual growth is estimated at 10 to 20 percent.

PERSONNEL SAFETY

Since the 1940s, Calgon Carbon has been the world leader in developing and manufacturing activated carbon for military and industrial respirators. In 1996, the company expanded its capabilities in individual protection by manufacturing activated carbon cloth, which, when made into clothing, prevents chemical agents and toxic gases from penetrating the skin.

Calgon Carbon continues to broaden its product line to provide protection against an ever-widening range of toxic chemicals that may be seen in the workplace, on the battlefield, and in first-responder situations. In 2004, for example, the company developed seven impregnated carbons for the removal of newly specified contaminants.

Through the acquisition of Barnebey Sutcliffe, Calgon Carbon is positioned for the first time to protect the inhabitants of government installations or any public building from potentially hazardous gases and radiological threats originating in the outdoor environment. Protect™ Containment Systems, introduced in November 2004, use high-efficiency carbon and/or particulate filters to isolate and remove contaminants before they enter the indoor air stream.

4 Calgon Carbon Corporation

New Solutions in UV Water Treatment

Through a new business unit solely dedicated to the development and marketing of ultraviolet light (UV) technology and systems, the company built a solid foundation for future growth. By expanding the Sentinel® UV disinfection product line and securing third-party validations, the company can cost-effectively supply equipment to all sizes of drinking water treatment plants and, with the introduction of the C3 150™ UV disinfection system, has entered a large existing market: municipal wastewater.

The use of UV technology in drinking water provides a reliable barrier against cryptosporidium, giardia, and other pathogens. Global demand for all UV treatment applications is expected to approach $300 million in 2006. New product launches and system validations completed in 2004 position the company for increased market participation and reflect a strategic initiative to expand its UV technologies business through continued innovation.

DRINKING WATER DISINFECTION

The Sentinel® 12-inch drinking water disinfection system was designed for small to medium-sized drinking water treatment plants, and specifically engineered to meet operator demand for a cost-effective, robust, and compact UV disinfection system that can be easily installed in new water treatment facilities or retrofitted into existing ones. Using medium-pressure lamp technology, the Sentinel® 12 is the latest addition to this well-established product line.

Calgon Carbon’s three larger systems—including the industry’s highest-flow UV reactor for drinking water—have each been validated at an independent third-party site in accordance with the EPA protocol for ultraviolet light reactors used to treat drinking water. With the addition of the smaller Sentinel® 12, the company can now serve a significantly broader range of drinking water treatment facilities, opening new sales opportunities for systems, spare parts, and service contracts. In 2004, Calgon Carbon was awarded several major contracts for Sentinel® UV drinking water disinfection systems, including projects in California, New York, and British Columbia, Canada.

The new C3 150™ UV disinfection system, built to fit open-channel wastewater streams, was designed for worldwide application, including emerging markets in Eastern Europe, Asia, Mexico, Central and South America, Africa, and India. The system was developed to meet operator demand for simple operation and maintenance.

Calgon Carbon Corporation 5

WASTEWATER DISINFECTION

While the market for UV disinfection of drinking water continues to develop—driven in large part by Calgon Carbon’s patented process using low-energy UV light to control cryptosporidium and similar pathogens in water—the market for UV disinfection of wastewater is already well established. Chlorine has traditionally been the disinfectant used in wastewater, but to protect aquatic life and improve treatment plant safety, regulations and public opinion worldwide are driving the reduction of chlorine usage in wastewater treatment. UV technology can completely eliminate the need for chlorine in most wastewater disinfection schemes, and it creates no disinfection by-products.

Calgon Carbon entered the market in October 2004 with the North American launch of its C3 150™ system, which will also be introduced into Europe and Asia early in 2005. Designed to disinfect municipal wastewater and prevent the spread of waterborne pathogens to lakes, streams, rivers, and coastal waters, the new system uses low-pressure, high-intensity lamp technology, and was developed to meet the disinfection requirements of small to medium-sized municipal plants. Modular in design, the C3 150™ system can be built to fit virtually all open-channel wastewater streams. Major performance and operating-efficiency advantages over other low-flow systems include fewer lamps, a smaller footprint, advanced control options, and automatic mechanical cleaning. Additional systems, designed to treat larger wastewater flows, are currently under development.

New Solutions for Groundwater Treatment and Remediation

In line with major strategies to increase revenues and improve margins, Calgon Carbon broadened its approach to the groundwater treatment/remediation markets in 2004, with a new emphasis on value-added, total-package solutions—providing the complete “treatment train” rather than individual components. Under the new CalSolutions™ brand, the company now offers complete packages of media, equipment, and services, targeting government-regulated drinking water and groundwater contaminants that are pervasive throughout North America and the world.

CALSOLUTIONS™

In designing the CalSolutions™ program, Calgon Carbon has constructed a model with inherent competitive advantage, one that builds on the company’s traditional strengths in research and development, field service, and comprehensive understanding of the adsorption process. It utilizes both new and proven technologies, and includes CalMedia™ adsorbents, CalRes™ ion exchange resins, and CalOx™ advanced oxidation technologies to remove or destroy a variety of contaminants.

Each CalSolutions™ package includes equipment, engineering/technical support, aftermarket services, and process media, which encompass CalMedia™ adsorbents (carbon-, chemical-, metallic-, or microbial-based, or specially designed media blends and combinations), and ion exchange resins, each selected on the basis of contaminant targeted, water chemistry, and other variables. Flexible financing options are also available.

The program significantly expands Calgon Carbon’s service business, an integral part of the CalSolutions™ package, and enhances the company’s capabilities in providing purification solutions. It is a further step in a continuing expansion into non-carbon media, broader

CalSolutions™ technologies for groundwater remediation and drinking water treatment—offering a total package of media, equipment, and services—are another step in the company’s continued expansion into non-carbon media and new treatment solutions. The newest addition to the product line is a family of adsorption systems for arsenic removal, developed to assist municipal water systems in meeting the approaching implementation date for more stringent EPA standards.

6 Calgon Carbon Corporation

equipment technologies, and new treatment applications. Prime examples are ion exchange technology for nitrate and perchlorate removal; granular manganese dioxide filtering media for reducing iron, manganese, and hydrogen sulfide; and specially developed microorganisms that quickly degrade MTBE/TBA (gasoline oxygenates) when seeded on a bed of granular activated carbon. The first such installation was at Hampton Bays, Long Island, New York, which in 2004 was voted “Remediation Site of the Year” by the National Ground Water Association.

ARSENIC REMOVAL

The U.S. Environmental Protection Agency (EPA) estimates that approximately 4,100 municipal water systems will be impacted by EPA regulations lowering the drinking water standard for arsenic from 50 ppb to 10 ppb. Calgon Carbon has projected a market size of approximately $10 to $20 million annually for adsorptive technologies for arsenic removal, including initial system sales and aftermarket replacement of media, beginning in 2006, and the company is poised to participate in this market.

To assist municipalities in meeting the January 2006 implementation date, the company has launched a new CalSolutions™ family of adsorption systems for arsenic removal, differentiated in the marketplace not only by specially designed equipment, but also by media options. While competitors may offer only one media solution, Calgon Carbon offers several. With these multiple solutions, the company can match media characteristics with specific water quality issues for optimal performance and cost efficiencies.

GROWTH OPPORTUNITIES

The EPA is currently monitoring 67 groundwater contaminants, and a new contaminant candidate list proposed in April 2004 is expected to be final in 2006. The harmful effects of naturally occurring and man-made contaminants continue to be identified, posing new challenges in water purification and remediation.

Calgon Carbon is currently focused on emerging drinking water problems, including mercury, radionuclides, chromium, and endocrine-disrupting chemicals. Regulation of both new and previously identified contaminants will provide ongoing opportunity not only for CalSolutions™, but also for the traditional activated carbon business, and for new technologies designed to make our water and air safer and cleaner.

Calgon Carbon Corporation 7

The All Gone™ activated carbon disk, a new patent-pending technology that eliminates—and not just masks—unpleasant household odors, will be introduced in the first quarter of 2005 and is the latest addition to the consumer product line. Activated carbon is superior to baking soda in removing odor-causing molecules, and is an ideal solution for any small space with a big odor problem: refrigerators, bathrooms, musty closets, diaper pails, gym bags, and much more.

Driving Revenue and Income Growth

Future growth will be driven by three major strategies: taking full advantage of new opportunities in the carbon and service business; leveraging technical capabilities in high-growth markets; and expanding geographically.

With specific initiatives designed to increase earnings and return on invested capital, Calgon Carbon is building on its strengths as the world’s largest producer of granular activated carbon, its diverse customer base, broad product/equipment portfolio, and extensive capabilities in developing technologically advanced, customized solutions in water and air purification.

To increase the value of its franchise, management is committed to the successful execution of its strategic plan and its four primary drivers—growing revenue, managing capital, reducing expenses, and improving margins. These underlying priorities, reflected in the progress made in 2004, will continue to drive a steady flow of new products and technologies, continuous refreshment of the established product line, and ongoing efforts to increase organizational and operational efficiencies for a stronger competitive position.

A detailed financial study, completed during the past year, evaluated the profitability of every business line, production facility, and market segment served worldwide. Subsequent cost analyses provided the framework for a re-engineering plan that was presented to and approved by the Board of Directors in February 2005. Initiatives are designed to improve earnings by decreasing participation in low-margin market segments, reducing overhead, optimizing outsourcing capabilities, continuing to reduce costs at existing manufacturing facilities, and exiting those businesses unable to meet profitability targets.

Although this may have a negative effect on revenue in the very short term, margin improvement is expected to be immediate. Longer-term opportunity for both revenue and earnings growth will be driven by a sharp focus on more profitable markets, high-value solutions, and accelerated product development.

The company will commercialize approximately 12 new products in 2005, and, with more than two dozen products in development, the new product pipeline has never been more robust. The carbon and service business, strengthened by acquisition and the re-engineering of the business, offers new value-added opportunities. And significant investment in UV technologies is positioning the company for a leadership role in the large and growing UV market.

Progress was also made in expanding the company’s presence in Asia and other regions. Sales offices were opened in Beijing and Shanghai, China, and strategic assessments for key countries/regions were completed. Growth targets were established in four main areas: granular activated carbon in advanced water treatment; equipment and service for multinational chemical operations; value-added equipment technologies for emerging markets; and manufacturing partnerships to launch new products in high-growth markets. Relationships were initiated with design institutes and water bureaus to introduce advanced water and wastewater treatment with Calgon Carbon technologies. In addition, high-efficiency odor control technology and pelletized activated carbon for flue gas desulfurization were introduced to an emerging market in China.

8 Calgon Carbon Corporation

Calgon Carbon is working in partnership with customers worldwide to provide the best possible technology and the most cost-effective, innovative solutions to their water and air purification challenges. Strategic initiatives to support this overall goal are expected to drive the revenue growth and margin improvement that will increase earnings and value for the company and its shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Calgon Carbon Corporation

Overview

For the year of 2004, the Company reported net income of $5.9 million, or $0.15 per diluted share, as compared to net income of $4.5 million, or $0.11 per diluted share for 2003. Net sales increased 20.9% to $336.6 million for 2004 from $278.3 million for 2003, primarily due to the February 2004 acquisition of the Specialty Products Division of Waterlink, Inc. (“WSP”). In September 2004, WSP’s sales were integrated into the Company’s ERP system, eliminating the ability to identify the portion of the Company’s sales that are attributable to WSP.

Selling, general and administrative expenses related to the acquisition of WSP can be identified and are included in the description of results of operations for 2004 versus 2003. Selling, general and administrative expenses increased 12.4% versus 2003. This increase was primarily due to the addition of WSP and related integration expenses. As a percent of sales, selling, general and administrative expenses were 17.3%, which was the lowest percentage of sales since 1992.

A significant change in segment reporting occurred in the first quarter of 2004, following a review of how the Company compiled and reported financial information to the Company’s Chief Operating Decision Maker. As a result, management concluded that it was necessary to change its business segments from four to three. Beginning in the first quarter of 2004, the Company’s Chief Operating Decision Maker has received and reviewed financial information reflecting three segments (See Note 20).

Also during 2004, the Company encountered continuing competitive pricing pressures and increasing costs for raw materials, energy, and transportation. On February 4, 2005, the Company’s Board of Directors approved a re-engineering plan for the Company that is intended to result in sustainable profit improvement in the future (see Note 21). To achieve that improvement, the Company will implement a series of changes in 2005 to maximize margins by refocusing its commercial, manufacturing, and logistical strategies.

Calgon Carbon Corporation 9

Results of Operations

2004 Versus 2003

Consolidated net sales increased in 2004 compared to 2003 by $58.3 million or 20.9%. This was primarily the result of the addition of WSP as well as the effect of foreign currency translation. Sales increased in the Activated Carbon and Service segment by $33.3 million or 15.7%. The increase was primarily due to the addition of WSP as well as a 27.9% increase in sales of specialty carbons and the effect of foreign currency translation which totaled $7.3 million. Sales in the Equipment Segment increased $22.3 million or 67.3%. The increase was primarily related to the acquisition of WSP and increased sales for both solvent recovery in the U.S. and ion exchange technology in Asia. Consumer segment sales increased by $2.6 million or 8.0% due to increased sales of activated carbon cloth and seasonal demands of charcoal products as well as the effect of foreign currency translation. Partially offsetting this increase were decreased sales of PreZerve® products. The total sales increase for all segments attributable to the effect of foreign currency translation was $10.8 million.

Gross profit before depreciation, as a percentage of net sales, was 28.6% in 2004 compared to 29.9% in 2003. The decline was primarily due to the addition of WSP’s lower margin business, continued pricing pressures brought on by U.S. and offshore competition, and cost increases in the Activated Carbon and Service segment for raw materials, energy, and transportation of approximately 27.6%, 23.0%, and 20.0%, respectively. Those costs were partially offset by the lower cost of U.S. sourced carbon products shipped to the Company’s Belgian branch as a result of the strengthening of the Euro in 2004 versus 2003.

Depreciation and amortization increased by $3.3 million or 16.9% primarily due to the intangible amortization and additional depreciation resulting from the acquisition of WSP.

Selling, general and administrative expenses increased by $6.4 million or 12.4%. Excluding the costs associated with the CEO severance of $1.9 million in 2003, this represents an $8.3 million increase. The increase was primarily related to the addition of WSP’s operating expenses of $7.3 million, $1.1 million related to the integration of WSP, the net settlement of two unrelated legal cases of $0.3 million, and expenses pertaining to Sarbanes-Oxley compliance of $0.9 million. This increase was partially offset by reduced bad debt expense of $0.6 million. Selling, general and administrative expenses as a percent of sales ended 2004 at 17.3%, its lowest annual percentage since 1992, and were 18.6% for 2003.

Research and development expenses in 2004 were comparable to 2003.

The Company did not incur any additional restructuring charges in 2004. The restructuring charge of $0.5 million in 2003 represents the change in estimate of various components of the Company’s restructuring liability based upon management’s revised estimates of certain costs of these plans, primarily revisions to estimated sublease income on certain abandoned facilities.

Interest income in 2004 was comparable to 2003.

Interest expense increased in 2004 versus 2003 by $1.1 million or 45.6% as a result of the increased debt from the acquisition of WSP and increased borrowing rates in 2004 compared to 2003.

Other expense—net increased in 2004 versus 2003 by $1.5 million or 92.6% primarily due to a foreign exchange loss of $0.6 million, which is related to an intercompany loan between the Company and its subsidiary, Chemviron Carbon, Ltd., with respect to the purchase of 100% of the outstanding common shares of Waterlink (UK) Limited, the disposition of certain fixed assets of $0.3 million, increased other non-income tax expense of $0.3 million, and other foreign exchange losses of $0.2 million.

The effective tax rate for 2004 was 3.4% compared to 1.6% in 2003. The 2004 tax rate was lowered by the benefit realized from an exclusion provided under United States income tax laws with respect to certain Extraterritorial Income Exclusion Benefit ($1.2 million), recognition of foreign tax credit benefits ($0.2 million), and recognition of state income tax benefits ($0.4 million). The 2003 tax rate was lowered by the Extraterritorial Income Exclusion Benefit ($0.9 million), recognition of foreign tax credit benefits ($0.2 million), and research and development tax credits ($0.6 million).

The primary items that contributed to the change in the effective tax rate between 2004 and 2003 were state income taxes, higher tax rate on foreign income, change in estimate of prior year accruals, and research and development tax credits. During 2004, the Company obtained a $0.4 million state tax credit which increased the state income tax benefit; the mix between domestic and international operations changed resulting in a reduction of the effective tax rate on foreign operations; and the Company recorded a one time change in estimate of prior year tax accruals. During 2003, the Company completed an analysis of research and development tax credits which resulted in a one time tax benefit.

Equity in income of Calgon Mitsubishi Chemical Corporation increased in 2004 versus 2003 by $0.6 million or 133.1%. The increase is primarily due to the sale of a large municipal fill that occurred in 2004.

10 Calgon Carbon Corporation

2003 Versus 2002

Consolidated net sales increased in 2003 compared to 2002 by $20.2 million or 7.8%. This was the result of sales increases in two of the Company’s three reportable segments as well as the effect of foreign currency translation. Sales increased in the Activated Carbon and Service segment by $16.0 million or 8.1%. The increase was primarily due to higher sales in specialty carbon markets as well as the effect of foreign currency translation. The increase was partially offset by the slow-down in the European economy. Sales in the Equipment segment decreased $4.8 million or 12.7%. The decrease is primarily related to reduced sales in the solvent recovery and municipal odor markets. Consumer segment sales increased by $9.1 million or 38.0% due to increased sales of activated carbon cloth and charcoal products. The total sales increase for all segments attributable to the effect of foreign currency translation was $14.6 million.

Gross profit before depreciation, as a percentage of net sales, was 29.9% in 2003 compared to 31.0% in 2002. The decline was primarily due to higher repair and maintenance expenses and higher raw material costs of the Company’s Chinese operations, as well as higher pension and medical expense in the U.S. Those costs were partially offset by the lower cost of U.S. sourced carbon products shipped to the Company’s Belgian branch as a result of the strengthening of the Euro in 2003 versus 2002.

Depreciation and amortization increased by $0.8 million or 3.9% primarily due to the added depreciation for the capital investment in the Company’s Chinese operations as well as foreign currency translation.

Selling, general and administrative expenses increased by $4.2 million or 8.7%. The increase was primarily due to increased employee benefits, insurance, one time severance related costs related to a change in chief executive officer of $1.9 million and foreign currency translation.

Research and development expenses were $4.0 million in 2003 compared to $4.1 million in 2002, a decrease of $0.1 million or 3.8%. The decrease is primarily due to a reduction in outside laboratory services and supplies.

The restructuring charges of $0.5 million in 2003 and $0.1 million in 2002 represent the change in estimate of various components of the Company’s restructuring liability based upon management’s re-evaluation of the sufficiency of the restructuring accrual to meet its future obligations.

Interest income increased in 2003 versus 2002 by $0.2 million or 35.5% primarily due to increased cash on hand in the United Kingdom at higher interest rates.

Interest expense declined in 2003 versus 2002 by $0.2 million or 8.8% primarily due to lower interest rates and a lower average level of borrowings.

The increase in other expense—net of $0.1 million as compared to 2002 was primarily due to the write-off of bank fees associated with the re-financing of the Company’s credit facility as well as foreign currency translation losses partially offset by increased royalty income.

The effective tax rate for 2003 was 1.6% compared to 23.4% in 2002. The 2003 rate was lowered by the Extraterritorial Income Exclusion benefit ($0.9 million), recognition of foreign tax credit benefits ($0.2 million), and research and development tax credits ($0.6 million). The 2002 rate was lowered by the Extraterritorial Income Exclusion benefit ($0.8 million), recognition of foreign tax credit benefits ($0.2 million), and recognition of state income tax benefits ($0.2 million).

The primary items that contributed to the change in the effective tax rate between 2003 and 2002 were the higher tax rate on foreign income, Extraterritorial Income Exclusion benefit, and research and development tax credits. During 2003, the mix between domestic and international operations changed, resulting in an increase of the effective tax rate on foreign operations. The Company experienced a decline in income before taxes while maintaining the level of export transactions. This caused the Extraterritorial Income Exclusion to become a relatively larger tax benefit as a percentage of income before taxes. The Company completed an analysis of research and development tax credits during 2003 which resulted in a one time tax benefit.

Equity in income increased in 2003 versus 2002 by $0.6 million or 330.6%. The primary reason for the increase was the Company recording a full year’s share of income from its non-consolidated Japanese joint venture in 2003 versus only one quarter’s income in 2002 due to its start-up on October 1, 2002.

Calgon Carbon Corporation 11

Working Capital and Liquidity

Cash flows from operating activities were $20.9 million for the year ended December 31, 2004. This was primarily the net result of the net earnings for the year, as well as depreciation and amortization, partially offset by an increase in working capital. The Company had cash flows of $6.7 million, net of exchange and restructuring, primarily due to an increase in working capital in 2004 in connection with the acquisition of WSP.

Total debt, net of foreign exchange, increased during the year by $30.4 million. This was the result of funding $33.3 million of the purchase price related to the Company’s acquisition of WSP on February 18, 2004 as well as pension contributions of $4.9 million made throughout the year. The Company partially offset the increase in debt with the positive cash flow generated from operations and management’s continued critical review of capital project spending.

On February 18, 2004, the Company closed on a new three-year $125.0 million unsecured revolving credit facility that expires in February 2007. Proceeds of $83.9 million from the new credit facility were used to repay in full the outstanding balance of $50.6 million on the Company’s previous revolving credit facility and to fund the $33.3 million of the purchase price for the acquisition described in Note 2.

Included in the credit facility is a letter of credit sub-facility that cannot exceed $30.0 million. The interest rate is based upon Euro-based (Libor) rates with other interest rate options available. The applicable Euro Dollar margin ranges from 0.80% to 1.85%, and the annual facility fee ranges from 0.20% to 0.40% of the committed amount and is based upon the Company’s ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA).

At December 31, 2004, borrowings under the facility were being charged a weighted average interest rate of 3.95%. Availability under this credit facility, which is limited to a multiple of EBITDA, at December 31, 2004 was $17.0 million, which was net of outstanding debt, letters of credit, lease obligations and cash. The credit facility’s covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, EBIT to net interest expense and operating assets to debt and minimum net worth. In addition, the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

On February 18, 2004, the Company acquired the assets of Waterlink, Inc.’s (“Waterlink”) United States-based subsidiary Barnebey Sutcliffe Corporation, and 100% of the outstanding common shares of Waterlink (UK) Limited, a holding company that owns 100% of the outstanding common shares of Waterlink’s operating subsidiaries in the United Kingdom. The results of Waterlink are included with the Company from the date of acquisition.

The aggregate purchase price, including direct acquisition costs and net of cash acquired, was $35.3 million, plus the assumption of certain non-working capital liabilities of $14.2 million. The Company funded approximately $33.3 million of the purchase through borrowings from its refinanced U.S. revolving credit facility.

In December 2004, the Company entered into an agreement to purchase the additional 20% interest of the then 80% owned Datong Carbon Corporation for $0.7 million. The purchase resulted in the Company recording additional goodwill of $0.4 million related to the purchase.

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements, and unconditional purchase obligations. The Company is contractually obligated to make monthly and quarterly interest payments on its outstanding debt agreements. At December 31, 2004, the weighted average interest rate was 3.95% and long-term borrowings totaled $84.6 million. The Company is also required to make minimum funding contributions to its pension plans which are estimated at $1.9 million for the year ended December 31, 2005. The following table represents the significant contractual cash obligations and other commercial commitments of the Company as of December 31, 2004:

	Due in					Thereafter	Total
(Thousands)	2005	2006	2007	2008	2009
Long-term debt	$—	$—	$81,600	$—	$3,000	$—	$84,600
Operating leases	5,008	2,588	1,400	809	619	4,918	15,342
Unconditional purchase obligations*	16,108	11,666	10,314	7,964	7,424	12,614	66,090

Total contractual cash obligations	$21,116	$14,254	$93,314	$8,773	$11,043	$17,532	$166,032

*	Primarily for the purchase of raw materials, transportation, and Information Systems Services.

The Company does not have any significant long-term employment agreements.

The Company does not have any special-purpose entities or off-balance sheet financing arrangements except for the operating leases disclosed above.

The Company maintains qualified defined benefit pension plans (the “Qualified Plans”), which cover substantially all non-union and certain union employees in the United States and Europe.

12 Calgon Carbon Corporation

The Company’s pension expense for all pension plans approximated $5.7 million and $4.7 million for the years ended December 31, 2004 and 2003, respectively, and is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on the Company’s Qualified Plans assets, which range from 6.99% to 8.75%. In developing the expected long-term rate of return assumption, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 10-year compounded return which ranges from 5.13% to 10.45% and has been primarily in excess of these broad equity and bond benchmark indices. The expected long-term rate of return on the U.S. Qualified Plans assets is based on an asset allocation assumption of 70% with equity managers, with an expected long-term rate of return of 9.5% and 30% with fixed-income managers, with an expected long-term rate of return of 6.0%. Because of market fluctuation, the Company’s actual U.S. asset allocation as of December 31, 2004 was 72.8% with equity managers, 26.6% with fixed-income managers and 0.6% with other investments. The Company regularly reviews its asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. The Company continues to believe that the range of 6.99% to 8.75% is a reasonable long-term rate of return on its Qualified Plans assets. The Company will continue to evaluate its actuarial assumptions, including its expected rate of return, at least annually, and will adjust as necessary.

The discount rates that the Company utilizes for its Qualified Plans to determine pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from a range of 5.43% to 6.25% at December 31, 2003 to a range of 4.98% to 5.75% at December 31, 2004. The Company estimates that its pension expense for the Qualified Plans will approximate $6.4 million in 2005. Future actual pension expense will depend on future investment performance, funding levels, changes in discount rates and various other factors related to the populations participating in its Qualified Plans.

The fair value of the Company’s Qualified Plans assets has increased from $48.6 million at December 31, 2003 to $66.9 million at December 31, 2004. The lower discount rates and the acquisition of WSP have increased the Company’s underfunded obligation in its Qualified Plans from $35.0 million at December 31, 2003 to $47.4 million at December 31, 2004. During the year ended December 31, 2004, the Company funded its Qualified Plans with $4.9 million in contributions. The Company expects that it will be required to fund the Qualified Plans with approximately $1.9 million in contributions for the year ended December 31, 2005.

With the exception of the first quarter of 2000, the Company has paid quarterly cash dividends on its common stock since the third quarter of 1987, the quarter succeeding the one in which the Company went public. During 2004, the Company paid dividends at a rate of $0.12 per share for a total amount of $4.7 million. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company’s earnings, cash flow and capital investment plans to pursue long-term growth opportunities.

The Company expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its requirements.

Capital Expenditures and Investments

Capital expenditures were $12.4 million in 2004, $8.7 million in 2003, and $11.4 million in 2002. Expenditures for 2004 primarily included $8.2 million for improvements to manufacturing facilities, $1.0 million on improvements to information systems, and $3.1 million for customer capital. The 2003 expenditure amount consisted primarily of $5.3 million for new construction and improvements to manufacturing facilities and $1.7 million for customer capital related to the Company’s service business. Capital expenditures for 2005 are projected to be approximately $13.6 million.

In 2003, the Company temporarily suspended construction of a new facility in the Gulf Coast region of the United States to evaluate strategic alternatives. The Company has spent $2.0 million on this project as of December 31, 2004. If management concludes that the suspension of the project for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

In May 2003, the Company partially discontinued operation of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install pollution abatement equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming full operation of this line. Management has not determined its plan of action for compliance related to this activated carbon line; however, if it is determined that a shutdown of the full operation of the activated carbon line for other than a temporary period is warranted, the impact to current operating results would be insignificant.

The 2004 purchase of business cash out flow of $35.3 million, as shown on the statement of cash flows, represents the Company’s February 18, 2004 acquisition of WSP. The purchase resulted in the Company recording additional goodwill of $16.1 million.

Calgon Carbon Corporation 13

Market Risk

Commodity Price Risk

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the production of activated carbon products. Coal and natural gas, which are significant to the manufacturing of activated carbon, have market prices that fluctuate regularly. Based on the estimated 2005 usage of coal and natural gas, a hypothetical 10% increase (or decrease) in the price of coal and natural gas, would result in a pretax loss (or gain) of $0.8 million and $0.8 million, respectively.

To mitigate the risk of fluctuating prices, the Company has entered into long-term contracts to hedge the purchase of a percentage of the estimated need of coal and natural gas at fixed prices. The value of the hedged future commitments is disclosed within Note 9.

Interest Rate Risk

Substantially all current and long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and the carrying value approximates fair value. A hypothetical change of 10% in the Company’s effective interest rate from year-end 2004 levels would increase or decrease interest expense by $0.3 million.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company enters into foreign currency forward exchange contracts and purchases options to manage these exposures. At December 31, 2004, one foreign currency forward exchange contract was outstanding. A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2004 would result in a pretax loss (or gain) of approximately $0.1 million. The foreign currency forward exchange contracts purchased during 2004 have been accounted for according to SFAS No. 133.

The Company had also entered into a ten-year foreign currency swap agreement to fix the foreign exchange rate on a $6.5 million intercompany loan between the Company and its subsidiary, Chemviron Carbon Ltd. The swap agreement provides the offset for the foreign currency fluctuation and neutralizes its effect on loan payments and valuation. This swap transaction has been accounted for in accordance with SFAS No. 133.

Critical Accounting Policies

Management of the Company has evaluated the accounting policies used in the preparation of the financial statements and related footnotes and believes the policies to be reasonable and appropriate. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company’s financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company.

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

The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims in comparison to total sales, adjusted for significant known claims in excess of established reserves. Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date.

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

14 Calgon Carbon Corporation

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

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Significant judgment is required in determining the Company’s annual tax rate and in evaluating tax positions. The Company establishes reserves when, despite management’s belief that the Company’s tax return positions are fully supportable, it believes that certain positions are probable to be challenged upon review by tax authorities. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. The Company does not believe that resolution of existing unresolved tax matters will have a material impact on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statements of income and comprehensive income for a particular future period and on the Company’s effective tax rate.

The Company is subject to varying statutory tax rates in the countries where it conducts business. Fluctuations in the mix of the Company’s income between countries result in changes to the Company’s overall effective tax rate.

On October 22, 2004, the American Jobs Creation Act of 2004 (“the AJCA”) was signed into law. The new law repeals the Extraterritorial Income Exclusion, provides for a 9 percent deduction on United States manufacturing income, that will be fully phased in by 2010, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. Management has just commenced its analysis of the impact of this law on its tax rate. Management currently estimates that the repeal of the Extraterritorial Income Exclusion will result in a significant increase in income tax expense but expects a significant portion of this increase to be offset by the deduction on manufacturing income. The Company is evaluating the implications of the new law on repatriation of foreign earnings, which reduces the Federal income tax rate to 5.25 percent on earnings distributed from non-United States subsidiaries for a one year period. The Company will conclude this evaluation during 2005. The range of possible repatriated amounts the Company is estimating is between $0 and $4,000,000. The related potential range of income tax on the repatriated earnings is between $0 and $210,000.

The Company is involved in various asserted and unasserted legal claims. An estimate is made to accrue for a loss contingency relating to any of these legal claims if it is probable that a liability was incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Because of the subjective nature inherent in assessing the outcome of legal claims and because the potential that an adverse outcome in a legal claim could have material impact on the Company’s legal position or results of operations, such estimates are considered to be critical accounting estimates. After review, it was determined at December 31, 2004, that for each of the various unresolved legal claims in which the Company is involved, the conditions mentioned above were not met. As such, no accrual was recorded. The Company will continue to evaluate all legal matters as additional information becomes available. Reference is made to Note 18 of the financial statements for a discussion of litigation and contingencies.

Calgon Carbon Corporation 15

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets, and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities,” which was later amended on December 24, 2003 (FIN 46R). FIN 46R explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of the ownership among their owners and other parties involved. The provisions of FIN 46R are generally effective for periods ending after December 31, 2003. The Company has no variable interest entities and, as a result, the adoption of FIN 46, as amended by FIN 46R, had no impact on the financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4,” which requires the recognition of costs of idle facilities, excessive spoilage, double freight and rehandling costs as a component of current-period expenses. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has not yet evaluated the impact of the adoption of SFAS No. 151 on the Company’s financial statements. The Company plans to adopt SFAS No. 151 effective July 1, 2005 as required.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which establishes the accounting for transactions in which an entity exchanges its equity instruments or certain liabilities based upon an entity’s equity instruments for goods or services. SFAS No. 123R generally requires that publicly traded companies measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award which is usually the vesting period. Management expects that the provisions of SFAS No. 123R will be effective for the Company beginning in July 2005 as required. Management has not yet evaluated the impact of the adoption of SFAS No. 123R.

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

16 Calgon Carbon Corporation

REPORT OF MANAGEMENT

Responsibility for Preparation of the Financial Statements and Establishing and Maintaining Adequate Internal Control Over Financial Reporting

Management is responsible for the preparation of the financial statements included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this Annual Report is consistent with the financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance concerning the reliability of the financial data used in the preparation of the Company’s financial statements, as well as reasonable assurance with respect to safeguarding the Company’s assets from unauthorized use or disposition.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement presentation and other results of such systems.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. As permitted by Securities Exchange Act Rule 13a-15(e), management has excluded an assessment of the internal controls over financial reporting of the Waterlink Holdings (UK) Limited business (the “Subsidiary”). The subsidiary’s total assets and total revenue represented 6.6% and 5.0%, respectively of the Company’s total assets and total revenue as of and for the year ended December 31, 2004. There have been no material changes to the Company’s internal controls related to the Subsidiary as of December 31, 2004. Management’s evaluation included reviewing the documentation of its controls, evaluating the design effectiveness of controls and testing their operating effectiveness. Based on this evaluation, management believes that, as of December 31, 2004, the Company’s internal controls over financial reporting were effective and provide reasonable assurance that the accompanying financial statements do not contain any material misstatement.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued their report on our evaluation of internal control over financial reporting.

February 24, 2005

Calgon Carbon Corporation 17

INTERNAL CONTROLS—REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Calgon Carbon Corporation

Pittsburgh, Pennsylvania

We have audited management’s assessment, included in the accompanying Report of Management, that Calgon Carbon Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. As described in the Report of Management, management excluded from their assessment the internal control over financial reporting at Waterlink UK Holdings, Ltd. which was acquired on February 18, 2004 and whose financial statements reflect total assets and revenues constituting 6.6% and 5.0% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Waterlink UK Holdings, Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 25, 2005 expressed an unqualified opinion on those financial statements.

Pittsburgh, Pennsylvania
February 25, 2005

18 Calgon Carbon Corporation

FINANCIAL STATEMENTS — REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Calgon Carbon Corporation

Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, cash flow and stockholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Chemviron Carbon Ltd. and subsidiaries (“Chemviron UK”) as of and for the year ended December 31, 2004, which statements reflect total assets constituting 12 percent of consolidated total assets as of December 31, 2004, and total revenues constituting 11 percent of consolidated total revenues for the year then ended. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary Chemviron UK as of and for the year ended December 31, 2004, is based soley on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

As discussed in Notes 1 and 6 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Pittsburgh, Pennsylvania
February 25, 2005

Calgon Carbon Corporation 19

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Calgon Carbon Corporation

	Year Ended December 31
(Dollars in thousands except per share data)	2004	2003	2002
Net Sales	$336,567	$278,322	$258,094
Cost of products sold (excluding depreciation)	240,452	195,113	177,966
Depreciation and amortization	23,126	19,789	19,039
Selling, general and administrative expenses	58,313	51,871	47,717
Research and development expenses	3,801	3,955	4,111
Restructuring charges	—	452	116

	325,692	271,180	248,949

Income from operations	10,875	7,142	9,145
Interest income	697	786	580
Interest expense	(3,409)	(2,341)	(2,568)
Other expense—net	(3,171)	(1,646)	(1,548)

Income before income taxes, equity in income (loss), minority interest and cumulative effect of change in accounting principle	4,992	3,941	5,609
Provision for income taxes	170	64	1,315

Income before equity in income (loss), minority interest and cumulative effect of change in accounting principle	4,822	3,877	4,294
Equity in income (loss) of Calgon Mitsubishi Chemical Corporation	1,000	429	(186)
Minority interest	66	179	114

Income before cumulative effect of change in accounting principle	5,888	4,485	4,222
Cumulative effect of change in accounting principle — net of tax	—	—	(30,926)

Net income (loss)	5,888	4,485	(26,704)
Other comprehensive income, net of tax provision (benefit) of $(816), $773, and ($1,706), respectively	3,939	8,529	247

Comprehensive income (loss)	$9,827	$13,014	$(26,457)

Basic income per common share before cumulative effect of change in accounting principle	$.15	$.12	$.11
Cumulative effect of change in accounting principle	$—	$—	$(.79)

Basic net income (loss) per common share	$.15	$.12	$(.69)

Diluted income per common share before cumulative effect of change in accounting principle	$.15	$.11	$.11
Cumulative effect of change in accounting principle per common share	$—	$—	$(.79)

Diluted net income (loss) per common share	$.15	$.11	$(.68)

Weighted average shares outstanding, in thousands
Basic	39,054	39,000	38,939
Diluted	39,456	39,157	39,131

The accompanying notes are an integral part of these consolidated financial statements.

20 Calgon Carbon Corporation

CONSOLIDATED BALANCE SHEETS

Calgon Carbon Corporation

	December 31
(Dollars in thousands)	2004	2003
Assets
Current assets:
Cash and cash equivalents	$8,780	$8,954
Receivables, net of allowance of $3,033 and $3,736	61,598	46,133
Revenue recognized in excess of billings on uncompleted contracts	8,978	10,697
Inventories	64,843	51,811
Deferred income taxes—current	7,939	9,056
Other current assets	6,957	4,457

Total current assets	159,095	131,108
Property, plant and equipment, net	129,285	128,956
Investment in Calgon Mitsubishi Chemical Corporation	8,135	6,798
Intangibles	12,237	3,510
Goodwill	35,071	18,366
Deferred income taxes—long term	16,578	9,976
Other assets	3,497	3,481

Total assets	$363,898	$302,195

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	$—	$604
Accounts payable and accrued liabilities	36,871	31,568
Billings in excess of revenue recognized on uncompleted contracts	3,686	1,339
Restructuring reserve	872	1,195
Payroll and benefits payable	9,244	8,022
Accrued income taxes	12,736	9,727

Total current liabilities	63,409	52,455
Long-term debt	84,600	53,600
Deferred income taxes—long term	8,235	11,817
Accrued pension and other liabilities	39,783	22,171

Total liabilities	196,027	140,043

Minority interest	—	279

Commitments and contingencies (Notes 9 and 18)	—	—

Shareholders’ equity:
Common shares, $.01 par value, 100,000,000 shares authorized, 41,958,933 and 41,793,683 shares issued	420	418
Additional paid-in capital	65,523	64,669
Retained earnings	112,804	111,601
Accumulated other comprehensive income	16,253	12,314

	195,000	189,002
Treasury stock, at cost, 2,787,258 shares	(27,129)	(27,129)

Total shareholders’ equity	167,871	161,873

Total liabilities and shareholders’ equity	$363,898	$302,195

The accompanying notes are an integral part of these consolidated financial statements.

Calgon Carbon Corporation 21

CONSOLIDATED STATEMENTS OF CASH FLOWS

Calgon Carbon Corporation

	Year Ended December 31
(Dollars in thousands)	2004	2003	2002
Cash flows from operating activities
Net income (loss)	$5,888	$4,485	$(26,704)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change—net of tax effect	—	—	30,926
Depreciation and amortization	23,126	19,789	19,039
Equity in (income) loss of Calgon Mitsubishi Chemical Corporation	(1,000)	(429)	186
Employee benefit plan provisions	4,580	4,622	3,473
Changes in assets and liabilities—net of effects from purchase of business and foreign exchange:
(Increase) decrease in receivables	(3,469)	1,237	(1,880)
Increase in inventories	(2,076)	(648)	(8,231)
Decrease (increase) in revenue in excess of billings on uncompleted contracts and other current assets	1,410	(5,720)	3,891
(Decrease) increase in restructuring reserve	(336)	241	(936)
Decrease in accounts payable and accrued liabilities	(2,606)	(2,092)	(4,002)
(Decrease) increase in long-term deferred income taxes	(2,357)	5,904	6,832
Decrease in accrued pensions and other liabilities	(4,908)	(6,799)	(1,221)
Other items—net	2,678	1,181	(377)

Net cash provided by operating activities	20,930	21,771	20,996

Cash flows from investing activities
Purchase of business (net of cash)	(35,250)	—	—
Purchase of intangible assets	(687)	—	—
Property, plant and equipment expenditures	(12,413)	(8,684)	(11,437)
Proceeds from disposals of property, plant and equipment	1,527	642	1,295

Net cash used in investing activities	(46,823)	(8,042)	(10,142)

Cash flows from financing activities
Net proceeds (repayments) of borrowings	30,339	(3,396)	(3,220)
Common stock dividends	(4,685)	(4,679)	(4,673)

Net cash provided by (used in) financing activities	25,654	(8,075)	(7,893)

Effect of exchange rate changes on cash	65	(793)	(2,435)

(Decrease) increase in cash and cash equivalents	(174)	4,861	526
Cash and cash equivalents, beginning of period	8,954	4,093	3,567

Cash and cash equivalents, end of period	$8,780	$8,954	$4,093

Noncash transactions from investing activities:
Purchase of additional 20% interest in Datong Carbon Corporation	$745	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

22 Calgon Carbon Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Calgon Carbon Corporation

(Dollars in thousands except per share data)	Common Shares Issued	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Sub-Total	Treasury Stock		Total
							Shares	Amount
Balance, December 31, 2001	41,643,492	$416	$63,813	$143,172	$3,538	$210,939	2,787,458	$(27,130)	$183,809
2002
Net loss	—	—	—	(26,704)	—	(26,704)	—	—	(26,704)
Employee and director stock plans	106,624	2	636	—	—	638	—	—	638
Common stock dividends Cash ($0.12 per share)	—	—	—	(4,673)	—	(4,673)	—	—	(4,673)
Translation adjustments, net of tax	—	—	—	—	3,041	3,041	—	—	3,041
Additional minimum pension liability, net of tax	—	—	—	—	(2,794)	(2,794)	—	—	(2,794)
Treasury stock issued	—	—	—	—	—	—	(100)	1	1

Balance, December 31, 2002	41,750,116	$418	$64,449	$111,795	$3,785	$180,447	2,787,358	$(27,129)	$153,318

2003
Net income	—	—	—	4,485	—	4,485	—	—	4,485
Employee and director stock plans	27,000	—	139	—	—	139	—	—	139
Director deferred compensation
Paid in stock	11,567	—	55	—	—	55	—	—	55
Issuance of restricted stock to management	5,000	—	26	—	—	26	—	—	26
Common stock dividends Cash ($0.12 per share)	—	—	—	(4,679)	—	(4,679)	—	—	(4,679)
Translation adjustments, net of tax	—	—	—	—	7,434	7,434	—	—	7,434
Additional minimum pension liability, net of tax	—	—	—	—	1,209	1,209	—	—	1,209
Unrecognized loss on derivatives, net of tax					(114)	(114)			(114)
Treasury stock issued	—	—	—	—	—	—	(100)	—	—

Balance, December 31, 2003	41,793,683	$418	$64,669	$111,601	$12,314	$189,002	2,787,258	$(27,129)	$161,873

2004
Net income	—	—	—	5,888	—	5,888	—	—	5,888
Employee and director stock plans	165,250	2	854	—	—	856	—	—	856
Common stock dividends Cash ($0.12 per share)	—	—	—	(4,685)	—	(4,685)	—	—	(4,685)
Translation adjustments, net of tax	—	—	—	—	5,421	5,421	—	—	5,421
Additional minimum pension liability, net of tax	—	—	—	—	(1,380)	(1,380)	—	—	(1,380)
Unrecognized loss on derivatives, net of tax	—	—	—	—	(102)	(102)	—	—	(102)

Balance, December 31, 2004	41,958,933	$420	$65,523	$112,804	$16,253	$195,000	2,787,258	$(27,129)	$167,871

The accompanying notes are an integral part of these consolidated financial statement.

Calgon Carbon Corporation 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Calgon Carbon Corporation

1. Summary of Significant Accounting Policies

Operations

Calgon Carbon Corporation (the “Company”) is a global leader in services and solutions for purifying water and air, food, beverage, and industrial process streams. The Company’s operations are principally conducted in three business segments: Activated Carbon and Service, Equipment, and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segment relies on activated carbon as a base material, while Equipment relies on a variety of other methods and materials which also involve other materials in addition to activated carbon. The Consumer segment brings the Company’s purification technologies directly to the consumer in the form of products and services. The Company’s largest markets are in the United States, Europe, and Japan. The Company also markets in Canada, Latin America, and Asia.

Principles of Consolidation

The consolidated financial statements include the accounts of Calgon Carbon Corporation and its wholly owned subsidiaries, Chemviron Carbon GmbH, Calgon Carbon Canada Inc., Chemviron Carbon Ltd., Calgon Carbon Investments Inc., Solarchem Environmental Systems Inc., Charcoal Cloth (International) Ltd., Charcoal Cloth Ltd., Advanced Separation Technologies Inc., Calgon Carbon (Tianjin) Co., Ltd., Calgon Carbon Asia Ltd., Waterlink UK Holdings Ltd., Sutcliffe Croftshaw Ltd., Sutcliffe Speakman Ltd., Sutcliffe Speakman Carbons Ltd., Lakeland Processing Ltd., and Sutcliffe Speakmanco 5 Ltd. In December 2004, the Company increased its equity ownership in Datong Carbon Corporation from 80% to 100% for a purchase price of $0.7 million which resulted in the Company recording additional goodwill of $0.4 million.

In October 2002, the Company in connection with a joint venture formation with Mitsubishi Corporation relinquished control of 51% of its wholly owned subsidiary Calgon Far East Co., Ltd. (CFE). The resulting joint venture company, renamed Calgon Mitsubishi Chemical Corporation (CMCC), is now accounted for in the Company’s financial statements under the equity method. The transaction was accounted for at net book value with no gain or loss and the Company’s initial equity investment in CMCC represented the Company’s net book value in CFE prior to the transaction. CFE’s accounts were consolidated prior to the transaction.

A portion of the Company’s international operations in Europe is owned directly by the Company and is operated as branches. Intercompany accounts and transactions have been eliminated.

Foreign Currency

Substantially all assets and liabilities of the Company’s international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income or loss and are accumulated in a separate component of shareholders’ equity, net of tax effects. Transaction gains and losses are included in other expense-net.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 10 to 30 years for land improvements and buildings including leasehold improvements, 5 to 30 years for furniture, and machinery and equipment, 10 to 15 years for customer capital, 5 to 15 years for transportation equipment, and 5 to 10 years for computer hardware and software.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually. The provisions of SFAS No. 142 for existing goodwill and other intangible assets were implemented by the Company effective January 1, 2002 (See Note 6).

24 Calgon Carbon Corporation

Other intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives in addition to being evaluated when there is an indicator of impairment as prescribed by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Long-Lived Assets

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which indentifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges. A long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. A long-lived asset or group of assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

Income Taxes

The Company provides an estimate for income taxes based on an evaluation of the underlying accounts, its tax filing positions and interpretations of existing law. Changes in estimates are reflected in the year of settlement or expiration of the statute of limitations. The Company does not believe that resolution of existing unresolved tax matters will have a material impact on the consolidated financial condition of the company, although a resolution could have a material impact on the Company’s consolidated statement of income and comprehensive income for a particular future period and on the Company’s effective tax rate.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized

No provision is made for United States income taxes on the undistributed earnings of non-United States subsidiaries because these earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

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

Derivative Instruments

The Company applies Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates or interest rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts

Calgon Carbon Corporation 25

is amortized over the life of the contract. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company does not hold derivative financial instruments for trading purposes.

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

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities,” which was later amended on December 24, 2003 (FIN 46R). FIN 46R explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46R are generally effective for periods ending after December 31, 2003. The Company has no variable interest entities and, as a result, the adoption of FIN 46, as amended by FIN 46R, had no impact on the financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” which requires the recognition of costs of idle facilities, excessive spoilage, double freight and rehandling costs as a component of current-period expenses. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has not yet evaluated the impact of the adoption of SFAS No. 151 on the Company’s financial statements. The Company plans to adopt SFAS No. 151 effective July 1, 2005 as required.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which establishes the accounting for transactions in which an entity exchanges its equity instruments or certain liabilities based upon an entity’s equity instruments for goods or services. SFAS No. 123R generally requires that publicly traded companies measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award which is usually the vesting period. Management expects that the provisions of SFAS No. 123R will be effective for the Company beginning in July 2005 as required. Management has not yet evaluated the impact of the adoption of SFAS No. 123R.

Labor Agreements

Collective bargaining agreements cover approximately 36% of the Company’s labor force at December 31, 2004 under agreements which expire in 2005, 2007, and 2008. Approximately 18% of the labor force is under agreements which expire in 2005.

Stock Based Compensation

The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock-based compensation plans. The Company uses the intrinsic value method under APB No. 25 and grants of stock are generally made with exercise prices equal to the fair value of the underlying common stock on the grant date. Accordingly, no compensation cost has been recognized for the Company’s stock compensation plans. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company’s net income (loss) and net income (loss) per common share would have been as follows:

	Year Ended December 31
(Dollars in thousands except per share data)	2004	2003	2002
Net income (loss)
As reported	$5,888	$4,485	$(26,704)
Stock based compensation, net of tax effect	$(979)	$(1)	$(487)
Pro forma	$4,909	$4,484	$(27,191)

Net income (loss) per common share
Basic
As reported	$.15	$.12	$(.69)
Pro forma	$.13	$.12	$(.70)
Diluted
As reported	$.15	$.11	$(.68)
Pro forma	$.12	$.11	$(.69)

26 Calgon Carbon Corporation

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	1.59%	2.21%	2.37%
Risk-free interest rates	3.03%–3.26%	2.68%–5.87%	3.62%–5.87%
Expected volatility	43%–46%	42%–46%	42%–46%
Expected lives of options	5 years	5 years	5 years

Restatement

Subsequent to the issuance of the Company’s 2003 financial statements, the Company’s management determined that $6.4 million previously reported in long-term deferred income tax liabilities at December 31, 2003 should have been classified as current accrued income tax liabilities at that date. Accordingly, previously reported long-term deferred income taxes at December 31, 2003 have been reduced by $6.4 million and current accrued income taxes and total current liabilities at that date have been increased by $6.4 million from the amounts previously reported.

2. Acquisitions

On February 18, 2004, the Company acquired substantially all of the assets of Waterlink, Inc.’s (“WSP”) United States-based subsidiary Barnebey Sutcliffe Corporation, and 100% of the outstanding common shares of Waterlink (UK) Limited, a holding company that owns 100% of the outstanding common shares of Waterlink’s operating subsidiaries in the United Kingdom.

Known as Barnebey Sutcliffe in the United States and Sutcliffe Speakman in the United Kingdom, WSP is a leading provider of products, equipment, systems and services related to activated carbon and its uses for water and air purification, solvent recovery, odor control and chemical processing. The primary reasons for the Company’s acquisition of WSP are to complement the Company’s existing business in terms of (i) expanding its customer base; (ii) diversifying its product mix; (iii) providing access to profitable, niche markets; and (iv) enhancing profitability and cash flow of the Company.

The aggregate purchase price, including direct acquisition costs and net of cash acquired, was $35.3 million, plus the assumption of certain non-working capital liabilities amounting to $14.2 million. The Company funded approximately $33.3 million of the purchase price through borrowings from its refinanced U.S. revolving credit facility (see Note 8).

The purchase price was allocated to the net assets acquired as follows:

(in thousands)
Current assets	$22,705
Non-current assets	6,772
Intangible assets	10,153
Goodwill	16,137
Liabilities assumed	(19,377)

Total purchase price	$36,390
Less cash and cash equivalents	(1,140)

Total purchase price (net of cash)	$35,250

Subsequent to the quarter ended March 31, 2004, the Company obtained additional information related to certain estimates made at acquisition that resulted in adjustments to the initially disclosed purchase price and goodwill. The significant adjustments relate to a $0.2 million decrease in the environmental remediation liability, a decrease of $0.6 million in the integration accrual for acquired business due to the initially planned separations not occurring within the one year period required by EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” and a reduction in tax liabilities of $2.0 million.

The results of WSP have been included in the Company’s consolidated statement of operations for the period from the date of acquisition through December 31, 2004.

The following pro forma results of operations assume that WSP is included in the results of operations for the full periods indicated. Such results are not necessarily indicative of the actual results of operations that would have been achieved nor are they necessarily indicative of future results of operations. There are no material, nonrecurring items included in the reported pro forma results of operations.

	December 31
(in thousands except per share data)	2004	2003
Revenues	$343,741	$345,075
Net income	$5,840	$6,520
Net income per common share:
Basic and diluted	$.15	$.17

Additionally, in December 2004, the Company acquired the additional 20% interest of the then 80% owned Datong Carbon Corporation. The purchase resulted in the Company recording additional goodwill of $0.4 million related to the purchase.

Calgon Carbon Corporation 27

3. Integration Accrual for Acquired Business

At the time of the acquisition of substantially all of Waterlink’s U.S. operating assets and the stock of Waterlink’s U.K. subsidiary, the Company had begun to formulate a plan for eliminating redundant activities and reviewing substantially all employment positions at the acquired companies. Subsequent to the acquisition, the preliminary plan was communicated to all affected employees and the Company began execution of the plan. Management has finalized the plan and substantially all of the separations resulting from the Company’s integration plan have been completed and benefits paid as of January 31, 2005 with the remainder to be paid by December 31, 2005.

The Company has currently estimated an obligation for termination and relocation benefits of $0.5 million related to sales, administrative, engineering and production positions of the acquired companies which was recorded on the opening balance sheet as of the date of acquisition and is presented as a component of accounts payable and accrued liabilities in the Company’s consolidated balance sheet. As of December 31, 2004, the amounts that the Company has paid and charged against the termination and relocation reserve were $0.2 million.

During the fourth quarter of 2004, the Company determined that certain initially planned separations would not occur within the one year required by EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination.” This change resulted in a $0.6 million decrease in the integration accrual and goodwill.

No further significant changes to the current plan are expected. Any change to the Company’s original estimate of termination and relocation benefits for employees of the acquired companies as a result of the finalization of integration plan will be recorded as an adjustment to goodwill.

4. Inventories

	December 31
(Thousands)	2004	2003
Raw materials	$15,727	$12,590
Finished goods	49,116	39,221

Total	$64,843	$51,811

Inventories at December 31, 2004 and 2003 are recorded net of reserves of $1,282,000 and $694,000, respectively, for obsolete and slow-moving items.

5. Property, Plant and Equipment

	December 31
(Thousands)	2004	2003
Land and improvements	$13,697	$12,237
Buildings	26,172	24,416
Machinery, equipment and customer capital	314,929	295,231
Computer hardware and software	18,548	16,969
Furniture and vehicles	9,490	7,999
Construction-in-progress	4,961	7,474

	$387,797	$364,326
Less accumulated depreciation	(258,512)	(235,370)

Net	$129,285	$128,956

In 2003, the Company temporarily suspended construction of a new facility in the Gulf Coast region of the United States as it evaluates strategic alternatives. The Company has spent $2.0 million on this project as of December 31, 2004. If management concludes that the suspension of the project for other than a temporary period is warranted, current operating results may be adversely affected by impairment charges.

Also in 2003, the Company partially discontinued operation of one of its three activated carbon lines at its Catlettsburg, Kentucky facility. The Company will need to install pollution abatement equipment estimated at approximately $7.0 million in order to remain in compliance with state requirements regulating air emissions before resuming full operation of this line. Management has not concluded its plan of action for compliance related to this activated carbon line; however, if it is determined that a shutdown of the full operation of the activated carbon line for other than a temporary period is warranted, the impact to current operating results would be insignificant.

28 Calgon Carbon Corporation

6. Goodwill and Intangible Assets

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard requires that goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment at least annually. As required by SFAS No. 142, management has allocated goodwill to the Company’s reporting units.

The Company used a combination of methods to determine the fair value of the intangible assets of the acquired WSP (see Note 2), including the cost approach, the market approach, and the income approach. The acquired intangible assets consist primarily of customer contracts, customer relationships, and large equipment contract backlog and are recognized apart from goodwill. The acquired intangible assets’ useful lives are based on the expected future cash flows the Company is expected to realize and the amortization will be recognized to match the expected cash flows.

The Company selected December 31 as the date it will perform its annual impairment test for goodwill. No such impairment existed based on the Company’s evaluation at December 31, 2004 and 2003.

The following is the categorization of the Company’s intangible assets as of December 31, 2004 and 2003, respectively:

	Weighted Average Amortization Period	December 31, 2004		December 31, 2003
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patents	15.4 Years	$1,369	$(626)	$1,349	$(513)
Customer Relationships	17.0 Years	9,323	(1,125)	—	—
Customer Contracts	2.8 Years	664	(322)	—	—
Large Equipment Contract Backlog	1.4 Years	166	(109)	—	—
License Agreement	5.0 Years	500	(117)	—	—
Other	7.9 Years	665	(161)	498	(4)
Unpatented Technology	20.0 Years	2,875	(865)	2,875	(695)

Total	15.8 Years	$15,562	$(3,325)	$4,722	$(1,212)

For the years ended December 31, 2004, 2003 and 2002 the Company recognized $2,113,000, $261,000 and $248,000, respectively, of amortization expense related to intangible assets. The Company estimates amortization expense recognized during the next five years to be $1,963,000 in 2005, $1,763,000 in 2006, $1,530,000 in 2007, $1,330,000 in 2008, and $1,057,000 in 2009.

The changes in the carrying amounts of goodwill by segment, as restated during the year (see Note 20), for the years ended December 31, 2004 and 2003 are as follows:

	Activated Carbon and Service Segment	Equipment Segment	Consumer Segment	Total
Balance as of January 1, 2003	$5,801	$11,310	$60	$17,171
Foreign exchange	—	1,195	—	1,195

Balance as of December 31, 2003	5,801	12,505	60	18,366

Acquisition of Waterlink Specialty Products	15,137	1,000	—	16,137
Acquisition of additional 20% interest in Datong Carbon Corporation	417	—	—	417
Foreign Exchange	(372)	523	—	151

Balance as of December 31, 2004	$20,983	$14,028	$60	$35,071

7. Product Warranties

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

Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date. The change in the warranty reserve, which is included in accounts payable and accrued liabilities in the consolidated balance sheets, is as follows:

	December 31
	2004	2003	2002
Beginning Balance	$2,032	$2,047	$1,795
Payments and replacement product	(1,199)	(945)	(675)
Additions to warranty reserve for warranties issued during the period	959	923	1,201
Change in the warranty reserve for pre-existing warranties	(121)	7	(274)

Ending Balance	$1,671	$2,032	$2,047

Calgon Carbon Corporation 29

8. Borrowing Arrangements

Long-Term Debt

	December 31
(Thousands)	2004	2003
United States credit facilities	$81,600	$50,600
Industrial revenue bonds	3,000	3,000

Total	$84,600	$53,600
Less current maturities of long-term debt	—	—

Net	$84,600	$53,600

United States Credit Facilities

On February 18, 2004 the Company closed on a new three-year $125.0 million unsecured revolving credit facility that expires in February 2007. Proceeds from the new credit facility of $83.9 million were used to repay in full the outstanding balance of $50.6 million on the Company’s previous revolving credit facility and to fund $33.3 million of the purchase price for the acquisition described in Note 2. Included in the credit facility is a letter of credit sub-facility that cannot exceed $30.0 million. The interest rate is based upon Euro-based (Libor) rates with other interest rate options available. The applicable Euro Dollar margin ranges from 0.80% to 1.85% and the annual facility fee ranges from 0.20% to 0.40% of the committed amount and is based upon the Company’s ratio of debt to earnings before interest, income taxes, depreciation and amortization (EBITDA).

At December 31, 2004, borrowings under the facility were being charged a weighted average interest rate of 3.95%. Availability under this credit facility, which was limited to a multiple of EBITDA, at December 31, 2004 was $17.0 million, which was net of outstanding debt, letters of credit, lease obligations and cash. The credit facility’s covenants impose financial restrictions on the Company, including maintaining certain ratios of debt to EBITDA, EBIT to net interest expense and operating assets to debt and minimum net worth. In addition, the facility imposes gross spending restrictions on capital expenditures, dividends, treasury share repurchases, acquisitions and investments in non-controlled subsidiaries. The facility contains mandatory prepayment provisions for proceeds in excess of pre-established amounts of certain events as defined within the loan agreement.

Industrial Revenue Bonds

The Mississippi Industrial Revenue Bonds totaling $3.0 million bear interest at a variable rate and mature in May 2009. The interest rate as of December 31, 2004 was 1.82%. These bonds were issued to finance certain equipment acquisitions at the Company’s Pearl River, Mississippi plant.

Belgian Credit Facility

The Company maintains a Belgian credit facility totaling 4,000,000 euros which is secured by a U.S. letter of credit. There are no financial covenants, and the Company had no outstanding borrowings under the Belgian credit facility as of December 31, 2004 and 2003. The maturity date of this facility is December 15, 2005.

United Kingdom Credit Facilities

The Company maintains a United Kingdom unsecured overdraft facility totaling 200,000 British Pounds Sterling. There are no financial covenants and the Company had no outstanding borrowings under this overdraft facility as of December 31, 2004. The Company also maintains a United Kingdom unsecured bonds, guarantees and indemnities facility totaling 400,000 British Pounds Sterling, and the Company had no outstanding obligations as of December 31, 2004 and 2003. The bank, in its sole discretion may cancel at any time its commitment to provide this facility.

Fair Value of Long-Term Debt

Substantially all long-term debt is based on rates that float with Euro Dollar-based rates or prime rates, and, accordingly, the carrying value of these obligations approximates their fair value.

Short-Term Debt

During December 2004, the Company paid in full a loan in the amount of 5,000,000 Yuan or $0.6 million before the expiration date of December 31, 2004. At December 31, 2004, the Company had no short-term debt.

Maturities of Debt

The Company is obligated to make principal payments on long-term debt outstanding at December 31, 2004 of $81.6 million in 2007 and $3.0 million in 2009.

30 Calgon Carbon Corporation

9. Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $5,008,000 in 2005, $2,588,000 in 2006, $1,400,000 in 2007, $809,000 in 2008, $619,000 in 2009, and $4,790,000 thereafter. Total rental expenses on all operating leases were $4,918,000, $5,363,000, and $5,123,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company has in place long-term supply contracts for the purchase of raw materials, transportation, and information system services. The following table represents the total payments made for the purchases under the aforementioned supply contracts:

	December 31
(Thousands)	2004	2003	2002
Raw materials	$9,720	$11,228	$12,780
Transportation	3,983	3,954	3,536
Information System Services	1,671	2,054	3,199

Total payments	$15,374	$17,236	$19,515

Future minimum purchase requirements under the terms of the aforementioned contracts are as follows:

	Due in
(Thousands)	2005	2006	2007	2008	2009	Thereafter
Raw Materials	$11,482	$7,018	$5,619	$5,478	$5,382	$10,572
Transportation	2,584	2,606	2,653	444	—	—
Information System Services	2,042	2,042	2,042	2,042	2,042	2,042

Total contractual cash obligations	$16,108	$11,666	$10,314	$7,964	$7,424	$12,614

10. Shareholders’ Equity

The Company’s Board of Directors in 2000 authorized the purchase of up to 500,000 shares of the Company’s stock. As of December 31, 2004, 11,300 shares have been purchased under this stock buy back program.

The Board of Directors adopted a new Stockholder Rights Plan in February 2005 designed to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their share or (2) the accumulation of a substantial block of stock without offering to pay stockholders a fair control premium. The Rights Plan will not prevent takeovers, but is designed to preserve the Board’s bargaining power and flexibility to deal with third-party acquirers and to otherwise seek to maximize value for all stockholders. The Plan awards one Right for each outstanding share of common stock held by stockholders of record on February 3, 2005 and thereafter. Each Right entitles the holder to purchase from the Company one unit of one ten-thousandth of a share of a newly created series of preferred stock at a purchase price of $35 per unit. The Rights will be exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company’s outstanding common stock (15% or more in the case of certain institutional investors) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of the Company’s common stock (“Acquiring Person”). If one of those events occurs, each stockholder (with the exception of the acquiring person or group) can purchase stock of the Company or the acquiring person at a 50% discount. The Rights can be redeemed by the Board of Directors under certain circumstances, in which case the Rights will not be exchangeable for shares.

On February 4, 2005, the Board of Directors declared a dividend of $0.03 per common share payable to shareholders of record as of February 23, 2005. Such dividend is scheduled for payment on March 9, 2005.

Calgon Carbon Corporation 31

11. Stock Compensation Plans

At December 31, 2004, the Company had two stock-based compensation plans that are described below.

Employee Stock Option Plan

The Company has an Employee Stock Option Plan for officers and other key employees of the Company which permits grants of up to 6,738,640 shares of the Company’s common stock. Stock options may be “nonstatutory,” with a purchase price not less than 80% of fair market value on the date of the grant, or “incentive” with a purchase price of not less than 100% of the fair market value on that date. Stock appreciation rights may be granted at date of option grant or at any later date during the term of the option. “Incentive” stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of four to ten years from the date of grant.

A summary of the Plan activity for the years ended December 31, 2004, 2003, and 2002 is presented below:

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	2,172,250	$6.27	3,138,150	$6.66	2,418,850	$7.45
Granted	575,500	7.03	94,000	5.66	1,183,300	5.69
Exercised	(165,250)	5.17	(27,000)	5.19	(76,050)	5.60
Canceled	(74,750)	7.59	(1,032,900)	7.42	(387,950)	8.82

Outstanding at end of year	2,507,750	$6.52	2,172,250	$6.27	3,138,150	$6.66
Options exercisable at year end	1,464,500		968,600		1,862,800
Weighted-average fair value of options granted during the year		$2.68		$2.03		$2.03

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.96 to $ 7.25	1,856,250	7.7 Years	$5.94	813,000	$5.66
$ 7.63 to $ 9.35	651,500	8.3 Years	7.97	651,500	7.97

	2,507,750	7.9 Years	$6.52	1,464,500	$6.78

Non-Employee Directors’ Stock Option Plan

The 1993 Non-Employee Directors’ Stock Option Plan, as amended in 1997, provides for an annual grant on the day following the Annual Meeting of Stockholders of option shares equal to a number of shares which will result in a Black-Scholes calculated value of $25,000 per Director on the date of grant.

The options vest and become exercisable six months after the date of grant and, in general, expire ten years after the date of grant.

A summary of the Plan activity for the years ended December 31, 2004, 2003, and 2002 is presented below:

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	379,300	$7.11	293,200	$7.76	256,200	$7.62
Granted	56,000	6.89	86,100	4.90	61,600	8.27
Exercised	—	—	—	—	(21,500)	6.46
Canceled	—	—	—	—	(3,100)	15.50

Outstanding at end of year	435,300	$7.08	379,300	$7.11	293,200	$7.76
Options exercisable at year end	435,300		379,300		293,200
Weighted-average fair value of options granted during the year		$2.47		$1.85		$2.96

32 Calgon Carbon Corporation

The following table summarizes information about stock options outstanding under the Non-Employee Stock Option Plan at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ 4.90 to $ 6.89	271,100	7.3 Years	$6.05	271,100	$6.05
$ 8.06 to $ 8.39	153,600	6.8 Years	8.31	153,600	8.31
$ 15.50	10,600	1.0 Years	15.50	10,600	15.50

	435,300	6.9 Years	$7.08	435,300	$7.08

12. Pensions

The Company sponsors defined benefit plans covering substantially all employees. The Company uses a measurement date of December 31 for all of its pension plans.

For all U.S. plans, at December 31, 2004 and 2003 the projected benefit obligation and accumulated benefit obligation each exceed plan assets.

For U.S. plans, the following table provides a reconciliation of changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2004 and the funded status as of December 31 of both years:

Benefit Obligations

	December 31
(Thousands)	2004	2003
Reconciliation of projected benefit obligation
Projected benefit obligations at January 1	$64,709	$57,428
Acquisition of WSP	7,000	—
Service cost	2,777	2,082
Interest cost	4,424	3,744
Actuarial losses	3,542	4,761
Benefits paid	(2,852)	(3,306)
Curtailment	(130)	—

Projected benefit obligations at December 31	$79,470	$64,709

The accumulated benefit obligation at the end of 2004 and 2003 was $65.7 million and $52.0 million, respectively. The accumulated benefit obligations for all U.S. plans exceeded the fair value of plan assets.

For U.S. plans, the assumptions used to determine benefit obligations are shown in the following table:

	2004	2003
Weighted average actuarial assumptions at December 31:
Discount rate	5.75%	6.25%
Rate of increase in compensation levels	4.00%	4.00%

Plan Assets

	December 31
(Thousands)	2004	2003
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$39,258	$30,136
Acquisition of WSP	4,603	—
Actual return on plan assets	4,998	6,806
Employer contributions	3,950	5,622
Benefits paid	(2,852)	(3,306)

Fair value of plan assets at December 31	$49,957	$39,258

Calgon Carbon Corporation 33

The asset allocation for the Company’s U.S. pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows.

	Target Allocation 2005	Percentage of Plan Assets at Year End
Asset Category		2004	2003

Equity securities	70.0%	72.8%	71.7%
Debt securities	30.0	26.6	27.7
Other	—	0.6	0.6

Total	100.0%	100.0%	100.0%

The Company’s investment strategy is to earn the highest possible long-term total rate of return and minimize risk to ensure the preservation of the plan assets for the provision of benefits to participants and their beneficiaries. This is accomplished by active management of a diversified portfolio by fund managers, fund styles, asset types, risk characteristics and investment holdings.

Funded Status

	December 31
(Thousands)	2004	2003
Funded status of plans at December 31	$(29,513)	$(25,451)
Unrecognized net actuarial losses	14,328	12,438
Unrecognized prior service cost	3,772	4,244

Accrued pension cost at December 31	$(11,413)	$(8,769)

Amounts Recognized in the Balance Sheets
Accrued benefit liability (included in accrued pension and other liabilities)	$(16,624)	$(12,705)
Intangible pension asset (included in other assets)	2,342	2,366
Accumulated other comprehensive loss (pre-tax)	2,869	1,570

Net amount recognized at December 31	$(11,413)	$(8,769)

Information about the expected cash flows for the U.S. pension plans follows:

Year (Thousands)	Pension Benefits
Employer contributions
2005	$417
Benefit Payments
2005	$1,895
2006	2,875
2007	2,928
2008	3,100
2009	3,224
2010 – 2014	28,012

For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31
(Thousands)	2004	2003	2002
Service cost	$2,777	$2,082	$2,214
Interest cost	4,424	3,744	3,820
Expected return on assets	(3,831)	(2,713)	(3,567)
Prior service cost	472	472	393
Net amortization	355	313	(67)
Settlement charge	—	—	422

Net periodic pension cost	$4,197	$3,898	$3,215

34 Calgon Carbon Corporation

For U.S. plans, the assumptions used in the measurement of net periodic cost are shown in the following table:

	2004	2003	2002
Weighted average actuarial assumptions at December 31:
Discount rate	6.25%	6.75%	7.25%
Expected annual return on plan assets	8.75%	8.75%	9.00%
Rate of increase in compensation levels	2.00 – 4.00%	2.00 – 4.00%	2.00 – 4.00%

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 10-year compounded return of 10.45% which has been in excess of these broad equity and bond benchmark indices.

For European plans, the following tables provide a reconciliation of changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2004 and the funded status as of December 31 of both years:

Benefit Obligations

(Thousands)	2004	2003
Reconciliation of projected benefit obligation
Projected benefit obligations at January 1	$18,868	$16,306
Acquisition of WSP	10,595	—
Service cost	867	375
Interest cost	1,528	967
Employee contributions	243	138
Actuarial losses	1,624	587
Benefits paid	(877)	(2,201)
Foreign currency exchange rate changes	1,901	2,696

Projected benefit obligations at December 31	$34,749	$18,868

The accumulated benefit obligation at the end of 2004 and 2003 was $32.5 million and $17.0 million, respectively.

For European plans, the assumptions used to determine end of year benefit obligations are shown in the following table:

	2004	2003
Weighted average actuarial assumptions at December 31:
Discount Rate	4.98%	5.43%
Rate of increase in compensation levels	3.22%	3.48%

Plan Assets

	December 31
(Thousands)	2004	2003
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$9,296	$8,068
Acquisition of WSP	5,269	—
Actual return on plan assets	1,102	723
Employer contributions	957	1,257
Employee contributions	243	138
Benefits paid	(877)	(2,201)
Foreign currency exchange rate changes	918	1,311

Fair value of plan assets at December 31	$16,908	$9,296

Calgon Carbon Corporation 35

The asset allocation for the Company’s European pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows:

	Target Allocation	Percentage of Plan Assets at Year End
Asset Category	2005	2004	2003
Equity securities	60.0%	58.8%	34.1%
Debt securities	40.0	39.2	65.9
Other	—	2.0	—

Total	100.0%	100.0%	100.0%

Funded Status

	December 31
(Thousands)	2004	2003
Funded status of plans at December 31	$(17,841)	$(9,572)
Unrecognized net actuarial losses	3,020	1,335
Unrecognized net transition obligation	292	325

Accrued pension cost at December 31	$(14,529)	$(7,912)

Amounts Recognized in the Balance Sheets

Accrued benefit liability (included in accrued pension and other liabilities)	$(16,457)	$(8,926)
Intangible pension asset (included in other assets)	119	109
Accumulated other comprehensive loss (pre-tax)	1,809	905

Net amount recognized at December 31	$(14,529)	$(7,912)

At the end of 2004 and 2003, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for European pension plans with a projected benefit obligation in excess of plan assets, and for pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan’s Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan’s Assets
(Thousands)	2004	2003	2004	2003
Projected Benefit Obligation	$34,749	$18,868	$28,404	$13,433
Accumulated Benefit Obligation	$32,451	$16,962	$27,000	$12,337
Fair Value of Plan Assets	$16,908	$9,296	$11,196	$4,177

Information about the expected cash flows for the European pension plans follows:

Year (Thousands)	Pension Benefits
Employer contributions
2005	$1,501

Benefit Payments
2005	$3,719
2006	2,589
2007	1,898
2008	3,587
2009	2,360
2010 – 2014	11,731

Total benefits expected to be paid include both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plan.

36 Calgon Carbon Corporation

For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31
(Thousands)	2004	2003	2002
Service cost	$867	$375	$328
Interest cost	1,528	967	853
Expected return on assets	(1,126)	(619)	(569)
Net amortization	228	90	32

Net periodic pension cost	$1,497	$813	$644

For European plans, the assumptions used in the measurement of the net periodic pension cost are shown in the following table:

	2004	2003	2002
Weighted average actuarial assumptions at December 31:
Discount rate	5.43%	5.78%	5.87%
Expected annual return on plan assets	6.99%	7.08%	7.25%
Rate of increase in compensation levels	3.31%	3.48%	3.46%

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices. The Company also considered its historical 10-year compounded return of 5.13% which has been below these broad equity and bond benchmark indices. Management’s estimate considers their ability to manage plan asset returns to levels achieved in the broad equity and bond indices.

The non-current portion of $26.3 million and $21.1 million at December 31, 2004 and 2003, respectively, for the U.S. and European pension liabilities is included in other liabilities.

The Company also sponsors a defined contribution pension plan for certain U.S. employees that permits employee contributions of up to 10% of eligible compensation. The Company makes matching contributions on behalf of each participant in an amount equal to 25% of the employee contribution up to a maximum of 4% of employee compensation. Employer contributions vest immediately. Total expenses related to this defined contribution plan were not significant during the periods presented.

13. Provision for Income Taxes

The components of the provision for income taxes were as follows:

	Year Ended December 31
(Thousands)	2004	2003	2002
Current
Federal	$61	$—	$(57)
State and local	39	16	40
Foreign	681	1,775	566

	781	1,791	549

Deferred
Federal	(1,630)	(1,805)	(283)
State and local	(648)	(180)	(1,389)
Foreign	1,667	258	2,438

	(611)	(1,727)	766

Provision for income taxes	$170	$64	$1,315

Calgon Carbon Corporation 37

Income before income taxes, equity in income (loss), minority interest and cumulative effect of change in accounting principle for 2004, 2003, and 2002 includes $7,087,000, $7,568,000, and $1,780,000, generated by operations outside the United States.

The difference between the U.S. federal statutory tax rate and the Company’s effective income tax rate is as follows:

	Year Ended December 31
	2004	2003	2002
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	(7.9)	(2.7)	(3.5)
Higher tax rate on foreign income	9.6	11.8	7.7
Benefit of extraterritorial income exclusion	(24.2)	(23.5)	(15.6)
Benefit of research and development tax credits	—	(14.4)	—
Benefit of foreign tax credits	(4.6)	(4.5)	(3.4)
Change in estimate of prior year’s accruals	(6.9)	(2.2)	—
Other—net	2.4	2.1	3.2

Effective income tax rate	3.4%	1.6%	23.4%

During 2003, the Company completed an analysis of its U.S. research and development expenditures. The completed analysis resulted in U.S. tax credits that will be available to offset future U.S. federal income tax of approximately $568,000.

The Company also has the following operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2004:

Type (Thousands)	Amount	Expiration Date
Tax credits—domestic	$2,254	2009–2013
Tax credits—domestic	1,691	None
Operating loss carryforwards—domestic	57,504	2005–2024
Operating loss carryforwards—foreign	53,199	None

The Company’s 2002 U.S. Federal income tax returns are currently under examination by the Internal Revenue Service. Management believes that adequate provisions for taxes have been made through December 31, 2004.

The components of deferred taxes are comprised of the following:

(Thousands)	2004	2003
Deferred tax assets
Foreign tax loss and credit carryforwards	$17,656	$12,714
U.S. net operating loss and credit carryforwards	8,927	9,265
Accruals	4,497	4,853
Inventories	968	1,090
Pensions	10,383	6,963
Goodwill and other intangible assets	6,637	9,475
Valuation reserve	(3,539)	(1,916)

Total deferred tax assets	$45,529	$42,444

Deferred tax liabilities
Property, plant and equipment	$21,326	$25,498
U.S. liability on Belgian net deferred tax assets	2,860	3,512
U.S. liability on German net deferred tax assets	2,157	2,994
U.S. liability on deferred foreign income	1,102	624
Cumulative translation adjustment	1,802	2,601

Total deferred tax liabilities	$29,247	$35,229

Net deferred tax asset	$16,282	$7,215

38 Calgon Carbon Corporation

Valuation reserves are established when it is more likely than not that a portion of the deferred tax assets will not be realized. The valuation reserves are adjusted based on the changing facts and circumstances, such as the expected expiration of an operating loss carryforward.

The 2004 valuation reserves represent reserves for U.S. foreign tax credits ($1,508), certain state operating loss carryforwards ($401), and certain foreign operating loss carryforwards ($1,630). The 2003 valuation reserves represent reserves for U.S. foreign tax credits ($1,721) and certain state operating loss carryforwards ($195). The 2004 increase in the valuation reserve is primarily attributed to the foreign operating losses of Waterlink (UK) Limited because it is more likely than not that these operating losses will not be realized. Included in the 2004 valuation allowance for Waterlink (UK) Limited, is $1,630 of valuation allowance, that would reduce goodwill if the related tax benefit is recognized.

14. Accumulated Other Comprehensive Income

	Currency Translation Adjustment	Minimum Pension Liability	Other	Accumulated Other Comprehensive Income
Balance, January 1, 2002	$3,538	$—	$—	$3,538
Net Change	3,041	(2,794)		247

Balance, December 31, 2002	6,579	(2,794)	—	3,785
Net Change	7,434	1,209	(114)	8,529

Balance, December 31, 2003	14,013	(1,585)	(114)	12,314
Net Change	5,421	(1,380)	(102)	3,939

Balance, December 31, 2004	$19,434	$(2,965)	$(216)	$16,253

Foreign currency translation adjustments exclude income tax expense (benefit) for the earnings of the Company’s non-United States subsidiaries as management believes these earnings will be reinvested for an indefinite period of time. An estimate of the amount of unrecognized deferred tax liability is currently not practicable. The Company is also evaluating the implications of the new repatriation provision of the American Jobs Creation Act of 2004, which reduces the Federal income tax rate to 5.25 percent on earnings distributed from non-United States subsidiaries for a one-year period. The Company expects to complete this evaluation during 2005.

The income tax effect included in accumulated other comprehensive income for other non-U.S. subsidiaries was $178,000, $178,000, and $178,000 at December 31, 2004, 2003, and 2002, respectively. The income tax benefit associated with the minimum pension liability adjustment included in accumulated other comprehensive income was $1,706,000, $890,000, and $1,663,000 at December 31, 2004, 2003, and 2002, respectively.

15. Other Information

Repair and maintenance expenses were $9,806,000, $9,298,000, and $10,251,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Other expense—net includes net foreign currency transaction losses of $1,002,000, $256,000, and $122,000 for the years ended December 31, 2004, 2003, and 2002, tax expense other than on income of $920,000, $595,000, and $614,000 for the years ended December 31, 2004, 2003, and 2002, and a derivative gain of $16,000, $36,000, and $300,000 for the years ended December 31, 2004, 2003, and 2002.

Deferred tax (benefit) expense included in the currency translation adjustments for 2004, 2003, and 2002 was ($800,000), $152,000, and $1,370,000, respectively.

Calgon Carbon Corporation 39

16. Supplemental Cash Flow Information

(Thousands)	2004	2003	2002
Cash paid during the year for
Interest	$3,348	$2,310	$2,504
Income taxes paid-net	$1,457	$1,335	$216

Bank debt
Borrowings on short-term debt	$—	$1,208	$—
Borrowings on long-term debt	171,900	106,000	57,772
Repayments	(141,561)	(110,604)	(60,992)

Net proceeds from (repayments of) borrowings	$30,339	$(3,396)	$(3,220)

17. Derivative Instruments

The Company accounts for its derivative instruments under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This standard requires recognition of all derivatives as either assets or liabilities at fair value and may result in additional volatility in both current period earnings and other comprehensive income as a result of recording recognized and unrecognized gains and losses from changes in the fair value of derivative instruments.

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

The Company had two derivative instruments outstanding at December 31, 2004 of which one was a foreign currency swap and one was a foreign currency forward exchange contract. The Company applied hedge accounting treatment under SFAS No. 133 for the foreign currency swap, but did not apply hedge accounting treatment for the foreign currency forward exchange contract and recorded an immaterial gain in other income. At December 31, 2003, the Company had eighteen derivative instruments outstanding and all were foreign currency forward exchange contracts. The Company applied hedge accounting treatment under SFAS No. 133 for the eighteen foreign currency forward exchange contracts held at December 31, 2003. All of the aforementioned derivative instruments are recognized on the balance sheet at their fair values which are the estimated amounts that they could be settled based on forward market exchange rates.

The eighteen foreign currency forward exchange contracts held at December 31, 2003 were treated as foreign exchange cash flow hedges regarding payment for inventory purchases. Accordingly, the effective hedge portion of the foreign exchange contracts of $0.1 million was recorded in other comprehensive income. During 2004, the $0.1 million was released from other-comprehensive income into earnings based on the timing of the sales of the underlying inventory. The release to earnings was reflected in cost of goods sold.

On April 26, 2004, the Company entered into a ten-year foreign currency swap agreement to fix the foreign exchange rate on a $6.5 million intercompany loan between the Company and its foreign subsidiary, Chemviron Carbon Ltd. Since its inception the foreign currency swap has been treated as a foreign exchange cash flow hedge. Accordingly, the changes in the fair value of the effective hedge portion of the foreign currency swap of ($0.3) million for the year ended December 31, 2004 was recorded in other comprehensive income (loss). The balance of the effective hedge portion of the foreign currency swap recorded in other long-term liabilities was $0.3 million as of December 31, 2004.

No component of the derivatives gains or losses has been excluded from the assessment of hedge effectiveness. For the years ended December 31, 2004 and 2003, the net gain or loss recognized due to the amount of hedge ineffectiveness was insignificant.

Management’s policy for managing foreign currency risk is to use derivatives to hedge up to 75% of the forecasted intercompany sales to its European subsidiaries. The hedges involving foreign currency derivative instruments do not span a period greater than one year from the contract inception date. Management uses various hedging instruments including, but not limited to foreign currency forward contracts, foreign currency option contracts and foreign currency swaps. Hedge effectiveness is measured on a quarterly basis and any portion of ineffectiveness is recorded directly to the Company’s earnings.

40 Calgon Carbon Corporation

18. Litigation

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

The Company is also currently a party in three cases involving alleged infringement of its U.S. Patent No. 6,129,893 and U.S. Patent No. 6,565,803 B1 (“U.S. Patents”) or Canadian Patent No. 2,331,525 (“525 Patent”) for the method of preventing cryptosporidium infection in drinking water. In the first case, Wedeco Ideal Horizons, Inc. has filed suit against the Company seeking a declaratory judgment that it does not infringe the Company’s U.S. Patents and alleging unfair competition by the Company. This matter is currently pending in the United States District Court for the District of New Jersey. In the second case, the Company filed suit against the Town of Ontario, NY, Trojan Technologies Inc. (Trojan) and Robert Wykle, et al. in the United States District Court for the Western District of New York alleging that the defendant is practicing the method claimed within the U.S. patent without a license. In the third case, the Company has pending litigation against the City of North Bay, Ontario, Canada (North Bay) and Trojan in the Federal court of Canada alleging infringement of the 525 Patent by North Bay and inducement of infringement by Trojan. Neither the Company nor its counsel can predict with any certainty the outcome of the three matters.

A settlement of a dispute between the Company and a customer relating to certain agreements between the parties for the engineering, procurement and provision of a perchlorate remediation system at the customer’s facility occurred in October 2004. The customer was paid $5,250,000 by the Company’s insurer and the Company made an additional payment of $750,000. The Company also agreed to waive its right to recover the retainage and final payment under the contract and to transfer certain equipment to the customer. The Company was released of any further obligation to perform under the contract. The Company fully accrued for the settlement payment of $750,000 in the first quarter of 2004 and paid the settlement during the fourth quarter of 2004.

The Company is a party in a case filed by the City of DeQuincy, Louisiana (the “City”). The City seeks to repurchase land sold to the Company by the City as a site for a regeneration facility to be constructed by the Company. The City claims a right to recover title to the land under the terms of the agreement of sale upon repayment of the original purchase price of $20,000; the claim is predicated on its assertion that the Company has not timely commenced construction of the project. The Company believes that the City’s claim is without merit and that it will ultimately prevail although there can be no assurance that an adverse outcome will not occur. If the Company is required to reconvey its interest in the land, it estimates that it would record a charge of approximately $0.7 million relating to unrecoverable development costs associated with the reactivation project.

The Company has received a demand from the Pennsylvania Department of Environmental Protection (PADEP) that the Company reimburse PADEP for response costs the agency alleges have been taken at a site owned by a third party and located in Allegheny County, Pennsylvania (“Site”). The letter also included an unspecified demand for interest and for any future costs incurred by PADEP at the Site. The Company understands that the response costs are approximately $1.3 million. Based on information provided by the PADEP, the Site is approximately 8 acres and was used from the 1950’s until the 1960’s as a disposal site for coke or carbon sweepings and other industrial wastes. The Company has been in discussions with PADEP regarding the Company’s position that it is not the entity that disposed of materials containing the contaminants identified by PADEP at the Site and that any materials that may have been deposited by the Company’s predecessor did not contain actionable levels of hazardous substances identified by PADEP. PADEP has advised the Company that it is prepared to settle the matter for payment of $475,000. The Company believes PADEP’s position is not

Calgon Carbon Corporation 41

meritorious, and the demand is unwarranted. The Company intends to continue to vigorously defend the matter.

In September 2004, a customer of one of the Company’s distributors demanded payment by the Company of approximately $340,000 as reimbursement for losses allegedly caused by activated carbon produced by the Company and sold by the distributor. The claimant contends that the activated carbon contained contamination which adversely impacted its production process. The Company is in the process of evaluating the claim, and at this time, cannot predict with any certainty the outcome of this matter.

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

In conjunction with the purchase of substantially all of Waterlink’s operating assets and the stock of Waterlink’s U.K. subsidiary, several environmental studies were performed on its Columbus, Ohio property by environmental consulting firms which identified and characterized areas of contamination. In addition, these firms identified alternative methods of remediating the property, identified feasible alternatives and prepared cost evaluations of the cost of the various alternatives. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, and the remediation experience of other companies. The Company has concluded from the information in the studies that a loss at this property is probable and has included an estimate of such loss of $5.6 million, which was recorded as an undiscounted liability on the opening balance sheet at the date of the acquisition and is presented as a component of noncurrent other liabilities in the Company’s December 31, 2004 consolidated balance sheet. As of December 31, 2004, the Company had an accrual of $5.3 million recorded. The change in the accrual is a result of a decrease in estimated costs of $0.2 million, which reduced the acquisition price of WSP, and the environmental remediation expense incurred of $0.1 million for the year ended December 31, 2004. It is reasonably possible that a change in the estimate of this obligation will occur as additional investigative work is performed and the remediation activity commences. The ultimate remediation costs are dependent upon the extent and types of contamination, which may change as a result of more detailed information developed through upcoming investigations and experience gained through remediation activities. The accrued amounts are expected to be paid out over the course of several years.

The Company owns a 49% interest in a joint venture, Calgon Mitsubishi Chemical Corporation, which was formed on October 1, 2002. At December 31, 2004, Calgon Mitsubishi Chemical Corporation has $16.9 million in borrowings from an affiliate of the majority owner of the joint venture. The Company has agreed with the joint venture and the lender that, upon request by the lender, the Company will execute a guarantee for up to 49% of such borrowings. At December 31, 2004, the lenders have not requested, and the Company has not provided, such guarantee. If such guarantee were requested in the future, the Company would review the details of the guarantee before executing to ensure that the Company remains in compliance with all existing credit agreements.

42 Calgon Carbon Corporation

19. Basic and Diluted Net Income (Loss) Per Common Share

Computation of basic and diluted net income (loss) per common share is performed as follows:

	For the Year Ended
(Dollars in thousands, except per share amounts)	2004	2003	2002
Income before cumulative effect of change in accounting principle available to common stockholders	$5,888	$4,485	$4,222
Cumulative Effect of Change in Accounting Principle	—	—	(30,926)

Net income available to common stockholders	$5,888	$4,485	$(26,704)

Weighted Average Shares Outstanding
Basic	39,054,142	39,000,197	38,938,875
Effect of Dilutive Securities	402,043	157,062	191,711

Diluted	39,456,185	39,157,259	39,130,586

Basic Net Income Per Common Share Before Cumulative Effect of Change in Accounting Principle	$.15	$.12	$.11
Cumulative Effect of Change in Accounting Principle	—	—	(.79)

Basic Net Income (Loss) Per Common Share	$.15	$.12	$(.69)

Diluted Net Income Per Common Share Before Cumulative Effect of Change in Accounting Principle	$.15	$.11	$.11
Cumulative Effect of Change in Accounting Principle	—	—	(.79)

Diluted Net Income (Loss) Per Common Share	$.15	$.11	$(.68)

For the years ended December 31, 2004, 2003, and 2002, there were 943,700, 1,278,775, and 1,457,200 options that were excluded from the dilutive calculation as the effect would have been antidilutive.

20. Segment Information

In the fourth quarter of 2003, management completed a strategic planning process that included reviewing how the Company compiled and reported financial information to the Company’s Chief Operating Decision Maker for its then four business segments, Activated Carbon, Service, Engineered Solutions, and Consumer.

Management concluded as part of this review that the Activated Carbon and Service segments were more appropriately reflected on a combined basis; certain equipment related service revenue and associated costs previously reported in the Engineered Solutions segment would instead be better aligned in the newly formed Activated Carbon and Service segment; and certain service equipment sales and associated costs previously reported in the Service segment would be aligned better in the Engineered Solutions segment which has been re-named the Equipment segment. As a result of the aforementioned review, beginning in the first quarter of 2004, the Company prepared and the Company’s Chief Operating Decision Maker received and reviewed financial information reflecting the three segments. The Company’s Consumer segment was not changed and remains in the same form as it did prior to December 31, 2003. The comparative periods have been restated to conform to the change in segments.

The Activated Carbon and Service segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water, and air. This segment also consists of services related to activated carbon including reactivation of spent carbon and the leasing, monitoring, and maintenance of carbon fills at customer sites. The service portion of this segment also includes services related to the Company’s ion exchange technologies for treatment of groundwater and process streams. The Equipment segment provides solutions to customers’ air and water process problems through the design, fabrication, and operation of systems that utilize the Company’s enabling technologies: carbon adsorption, ultraviolet light, and advanced ion exchange separation. The Consumer segment brings the Company’s purification technologies directly to the consumer in the form of products and services including carbon cloth, activated carbon for household odors, and charcoal products.

Calgon Carbon Corporation 43

	Year Ended December 31
(Thousands)	2004	2003	2002
Net sales
Activated Carbon and Service	$245,500	$212,186	$196,198
Equipment	55,466	33,162	38,002
Consumer	35,601	32,974	23,894

Consolidated net sales	$336,567	$278,322	$258,094

	Year Ended December 31
(Thousands)	2004	2003	2002
Income (loss) from operations before amortization and restructuring charges
Activated Carbon and Service	$14,249	$10,741	$20,206
Equipment	(2,684)	(2,622)	(8,143)
Consumer	1,423	(264)	(2,554)

	$12,988	$7,855	$9,509
Reconciling items
Restructuring charges	—	(452)	(116)
Amortization	(2,113)	(261)	(248)
Interest income	697	786	580
Interest expense	(3,409)	(2,341)	(2,568)
Other expense—net	(3,171)	(1,646)	(1,548)

Consolidated income before income taxes, equity in income (loss), minority interest and cumulative effect of change in accounting principle	$4,992	$3,941	$5,609

	Year Ended December 31
(Thousands)	2004	2003	2002
Depreciation
Activated Carbon and Service	$18,068	$17,317	$16,422
Equipment	1,383	806	1,089
Consumer	1,562	1,405	1,280

	$21,013	$19,528	$18,791
Amortization	2,113	261	248

Consolidated depreciation and amortization	$23,126	$19,789	$19,039

	Year Ended December 31
(Thousands)	2004	2003	2002
Total Assets
Activated Carbon and Service	$268,241	$222,012	$223,187
Equipment	63,424	55,310	43,955
Consumer	32,233	24,873	23,487

Consolidated total assets	$363,898	$302,195	$290,629

	Year Ended December 31
(Thousands)	2004	2003	2002
Property, plant and equipment expenditures
Activated Carbon and Service	$10,317	$6,754	$8,578
Equipment	1,640	1,028	1,661
Consumer	456	902	1,198

Consolidated property, plant and equipment expenditures	$12,413	$8,684	$11,437

44 Calgon Carbon Corporation

GEOGRAPHIC INFORMATION

Net sales are attributable to countries based on location of customer.

	Year Ended December 31
(Thousands)	2004	2003	2002
Net sales
United States	$184,824	$151,435	$147,410
Germany	34,540	29,776	24,063
United Kingdom	32,311	20,974	16,194
France	10,673	10,144	8,079
Canada	10,602	10,268	6,633
Belgium	7,579	7,018	6,942
Saudi Arabia	6,810	59	197
Japan	4,742	7,123	9,221
Other	44,486	41,525	39,355

Consolidated net sales	$336,567	$278,322	$258,094

	December 31
(Thousands)	2004	2003	2002
Long-lived assets
United States	$125,988	$109,442	$119,079
Belgium	18,948	19,183	16,933
United Kingdom	14,070	5,424	5,324
Japan	8,135	6,798	7,035
Canada	7,358	6,697	5,502
Germany	7,086	7,201	6,418
China	6,614	6,328	6,131
France	26	38	57

	$188,225	$161,111	$166,479
Deferred taxes	16,578	9,976	7,733

Consolidated long-lived assets	$204,803	$171,087	$174,212

21. Subsequent Event

On February 4, 2005, the Company’s Board of Directors approved a re-engineering plan presented by the Company. The plan includes the closure of two small manufacturing facilities, the divesture of two non-core businesses, and the elimination of approximately 70 employees globally. The Company communicated the plan to certain employees on February 16, 2005 and plans to communicate the plan to the remaining affected employees during the third quarter of 2005. It is unlikely that a significant change to the plan will be made or that the plan will be withdrawn.

Calgon Carbon Corporation 45

SIX-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

Calgon Carbon Corporation

	Year Ended December 31
(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000	1999
Income Statement Data:
Net sales	$336,567	$278,322	$258,094	$270,593	$268,983	$296,152
Income (loss) from operations	$10,875	$7,142	$9,145	$15,337	$19,887	$(15,649)
Interest expense	$3,409	$2,341	$2,568	$3,346	$4,970	$4,893
Income (loss) before cumulative effect of accounting change (a)	$5,888	$4,485	$4,222	$7,974	$9,852	$(13,729)
Cumulative effect of accounting change	$—	$—	$(30,926)	$—	$—	$—
Net income (loss)	$5,888	$4,485	$(26,704)	$7,974	$9,852	$(13,729)
Percent of pre-tax income (loss) to sales	1.5%	1.4%	2.2%	4.3%	5.5%	(7.8)%
Income (loss) per common share before cumulative effect of change in accounting principle—basic (a)	$.15	$.12	$.11	$.21	$.25	$(.35)
Cumulative effect of change in accounting principle	$—	$—	$(.79)	$—	$—	$—
Net income (loss) per common share—basic (a)	$.15	$.12	$(.69)	$.21	$.25	$(.35)
Income (loss) per common share before cumulative effect of change in accounting principle—diluted (a)	$.15	$.11	$.11	$.20	$.25	$(.35)
Cumulative effect of change in accounting principle per common share	$—	$—	$(.79)	$—	$—	$—
Net income (loss) per common share—diluted (a)	$.15	$.11	$(.68)	$.20	$.25	$(.35)
Dividends declared per common share	$.12	$.12	$.12	$.20	$.15	$.29

Balance Sheet Data (at year end):
Working capital	$95,686	$78,653	$77,467	$66,513	$40,706	$51,124
Total assets	$363,898	$302,195	$290,629	$339,548	$339,640	$361,505
Long-term debt	$84,600	$53,600	$57,600	$54,360	$48,077	$76,120
Treasury stock, at cost	$27,129	$27,129	$27,129	$27,130	$27,131	$27,115

Other Selected Data (at year end):
Return (loss) on average shareholders’ equity	4%	3%	(16)%	4%	5%	(7)%
Ratio of total debt to total capitalization	34%	25%	27%	26%	27%	31%
Current ratio	251%	250%	299%	239%	164%	179%
Effective tax rate	3.4%	1.6%	23.4%	30.9%	30.6%	(40.7)%
Treasury stock, in thousands	2,787	2,787	2,787	2,787	2,788	2,781
Shares outstanding, in thousands	39,172	39,006	38,963	38,856	38,802	38,802
Book value per outstanding common share	$4.29	$4.15	$3.94	$4.73	$4.77	$4.67
Market value of common stock	$9.08	$6.21	$4.94	$8.35	$5.69	$5.88
Price earnings ratio of stock prices	60.5	56.5	—	41.8	22.8	—
Capital expenditures	$12,413	$8,684	$11,437	$12,563	$9,451	$8,582
Number of registered shareholders	1,808	1,834	1,833	1,841	1,871	1,861
Number of employees	1,150	937	976	960	995	1,185

(a)	After an after-tax charge in 1999 of $18.02 million or $.46 per share resulting from a restructuring of operations.

46 Calgon Carbon Corporation

QUARTERLY FINANCIAL DATA — UNAUDITED

	2004				2003
(Thousands except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$71,243	$97,126	$82,997	$85,201	$64,050	$78,085	$66,563	$69,624
Gross profit	$21,231	$27,749	$22,763	$24,372	$18,819	$24,347	$19,997	$20,046
Net income (loss)	$(549)	$4,249	$1,266	$922	$(1,760)	$2,992	$1,220	$2,033

Common Stock Data:
Net income (loss) per common share
Basic	$(.01)	$.11	$.03	$.02	$(.05)	$.08	$.03	$.05
Diluted	$(.01)	$.11	$.03	$.02	$(.05)	$.08	$.03	$.05

Average common shares outstanding
Basic	39,024	39,035	39,054	39,103	38,984	38,996	39,006	39,006
Diluted	39,405	39,283	39,367	39,771	39,035	39,093	39,233	39,258

COMMON SHARES AND MARKET INFORMATION

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,808 registered shareholders at year end.

Quarterly Common Stock Price Ranges and Dividends

	2004			2003
Fiscal Quarter	High	Low	Dividend	High	Low	Dividend
First	7.95	6.20	$.030	6.30	4.24	$.030
Second	7.75	5.25	$.030	6.70	4.56	$.030
Third	7.38	5.45	$.030	6.89	5.42	$.030
Fourth	9.70	6.80	$.030	6.85	5.64	$.030

Calgon Carbon Corporation 47

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

Seth E. Schofield (3) (4)

Retired Chairman and Chief Executive Officer,

USAir Group (currently US Airways)

John P. Surma (2)

President and Chief Executive Officer,

United States Steel Corporation

John S. Stanik

President and Chief Executive Officer,

Calgon Carbon Corporation

Harry H. Weil (1) (3) (4)

Retired Counsel to the Law Firm of ReedSmith LLP

Robert L. Yohe (2) (4)

Retired Vice Chairman, Olin Corporation

Corporate Officers

Leroy M. Ball

Vice President, Chief Financial Officer

James G. Fishburne

Senior Vice President, Americas and Asia

Gail A. Gerono

Vice President, Investor Relations,

Communications, and Human Resources

C.H.S. (Kees) Majoor

Senior Vice President, Europe

Michael J. Mocniak

Senior Vice President, General Counsel, and Secretary

Robert P. O’Brien

Senior Vice President, Global Business Development

John S. Stanik

President and Chief Executive Officer

(1)	Audit Committee

(2)	Compensation Committee

(3)	Executive Committee

(4)	Corporate Governance Committee

48 Calgon Carbon Corporation

Information for Shareholders

Corporate Office

Calgon Carbon Corporation

400 Calgon Carbon Drive

Pittsburgh, PA 15205

(412) 787-6700

Mailing Address:

P.O. Box 717

Pittsburgh, PA 15230-0717

E-mail:

info@calgoncarbon.com

Web site:

www.calgoncarbon.com

Stock Market

Calgon Carbon Corporation’s Common Stock is publicly traded on the New York Stock Exchange under the symbol CCC.

Annual Meeting

The Calgon Carbon Corporation Annual Meeting of Stockholders will be held on Wednesday, April 20, 2005 at 1:00 p.m. EDST, in the Corporate Offices of Calgon Carbon Corporation, 400 Calgon Drive, Pittsburgh, PA 15205

Form 10-K

The Calgon Carbon Corporation Form 10-K for 2004 is available by written, telephone, or e-mail request to:

Gail A. Gerono,

Investor Relations,

Calgon Carbon Corporation,

(412) 787-6795

ggerono@calgoncarbon-us.com

Transfer Agent And Registrar

First Class, Registered,

Certified Mail or Overnight Courier:

StockTrans, Inc.

44 West Lancaster Avenue

Ardmore, PA 19003

(610) 649-7300

Questions and Inquiries:

Shareholder@stocktrans.com

Investor Relations

Gail A. Gerono

Investor Relations

Calgon Carbon Corporation

P.O. Box 717

Pittsburgh, PA 15230-0717

(412) 787-6795

ggerono@calgoncarbon-us.com

Independent Auditors

Deloitte & Touche LLP

2500 One PPG Place

Pittsburgh, PA 15222

United States Sales Offices

Santa Fe Springs, California

Vero Beach, Florida

Marlton, New Jersey

Pittsburgh, Pennsylvania

Houston, Texas

European Sales Offices

Chemviron Carbon

Feluy, Belgium

Ashton, England

Houghton Le Spring, England

Chemviron Carbon GmbH

Bodenfelde, Germany

Asian Sales Offices

Beijing, China

Shanghai, China

Tokyo, Japan

Singapore

Plant Locations

Feluy, Belgium

Datong, China

Tianjin, China

Ashton, England

Grays, England

Houghton Le Spring, England

Bodenfelde, Germany

Fukui, Fukui Prefecture, Japan

Kurosaki, Fukuoka Prefecture, Japan

Blue Lake, California, U.S.

Catlettesburg, Kentucky, U.S.

Columbus, Ohio, U.S.

Neville Island, Pennsylvania, U.S. (three plants)

Pearlington, Mississippi, U.S.

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K filed with the SEC. After the Company’s 2005 annual meeting of stockholders, the Company intends to file with the New York Stock Exchange the CEO certification required by NYSE Rule 303A.12(a).

CALGON CARBON CORPORATION

P.O. Box 717

Pittsburgh, PA 15230-0717